    As filed with the Securities and Exchange Commission on December 8, 1999
                                                     Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                             WELLS FARGO & COMPANY
               (Exact name of registrant as specified in charter)

            Delaware                              6712                            41-0449260
 (State or other jurisdiction of      (Primary Standard Industrial              (IRS Employer
 incorporation or organization)        Classification Code Number)          Identification Number)

                             Wells Fargo & Company
                             420 Montgomery Street
                        San Francisco, California 94163
                                 (800) 411-4932
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                               Stanley S. Stroup
                  Executive Vice President and General Counsel
                             Wells Fargo & Company
                             420 Montgomery Street
                        San Francisco, California 94163
                                  415-396-6019
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   Copies to:

                 Robert J. Kaukol                                   Keith T. Holmes
              Wells Fargo & Company                             Fried, Bird & Crumpacker
           1050 17th Street, Suite 120                    1900 Avenue of the Stars--25th Floor
              Denver, Colorado 80265                            Los Angeles, California
                  (303) 899-5802                                     (310) 282-8989

                                ---------------
   Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
                                                              Proposed
                                             Proposed         Maximum
                                             Maximum         Aggregate       Amount Of
 Title Of Securities To    Amount To Be   Offering Price      Offering      Registration
     Be Registered          Registered      Per Share         Price(1)         Fee(2)
----------------------------------------------------------------------------------------
Common stock, $1 2/3 par
value (and associated
preferred stock purchase
rights)................     3,850,000          N/A          $111,375,000     $29,403.00
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

(1) Computed in accordance with Rule 457(f)(1) based on the aggregate market value on December 1, 1999 of the maximum number of shares of North County Bancorp common stock expected to be received by the registrant in the merger and calculated by multiplying (i) the last sale price of North County Bancorp common stock as reported on the Nasdaq National Market System for December 1, 1999 ($20.25) by (ii) 5,500,000, representing the approximate maximum number of shares of North County Bancorp common stock expected to be received by the registrant in the merger.
(2)Based on .000264 of the proposed maximum aggregate offering price.

                                ---------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              NORTH COUNTY BANCORP
                         444 SOUTH ESCONDIDO BOULEVARD
                          ESCONDIDO, CALIFORNIA 92025

                               ----------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON JANUARY 25, 2000

                               ----------------

TO THE SHAREHOLDERS OF NORTH COUNTY BANCORP:

   NOTICE IS HEREBY GIVEN that a special meeting of shareholders of North County Bancorp, a California corporation ("North County"), will be held on Tuesday, January 25, 2000, at 9:00 a.m., local time, at the California Center for the Arts, Escondido Conference Center, Salon One, 340 North Escondido Boulevard, Escondido, California 92025, for the following purposes:

  1. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of September 29, 1999, and as amended as of November 29, 1999 (as amended, the "Reorganization Agreement"), by and between North County and Wells Fargo & Company ("Wells Fargo"), pursuant to which, among other things, a wholly-owned subsidiary of Wells Fargo will merge with and into North County upon the terms and subject to the conditions set forth in the Reorganization Agreement, as more fully described in the proxy statement-prospectus which follows this notice.

  2. To transact such other business as may properly be brought before the special meeting and any adjournments or postponements of the special meeting.

   The board of directors of North County has fixed the close of business on December 10, 1999 as the record date for determining those shareholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Only shareholders of record on this date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

   In connection with the merger described in Item 1 above, North County shareholders may be entitled to dissenters' rights under Chapter 13 of the California General Corporation Law. The provisions of Chapter 13 are attached as Appendix C to the proxy statement-prospectus that follows this notice. A summary of these provisions is also provided in the proxy statement-prospectus.

                                          By Order of the Board of Directors

                                          Burnet F. Wohlford
                                          Corporate Secretary

Escondido, California
December 21, 1999

 Please promptly complete, sign, date and return the enclosed proxy card whether or not you plan to attend the special meeting. Failure to return a properly executed proxy or to vote at the meeting will have the same effect as a vote against the Reorganization Agreement and the merger. You may still vote at the special meeting even if you have previously returned your proxy card.

   The board of directors of North County Bancorp has approved the sale of North County to Wells Fargo & Company. The sale requires the approval of North County's shareholders. A special meeting of shareholders will be held to vote on the proposed sale. The date, time and place of the meeting are as follows:

  Tuesday, January 25, 2000
  9:00 a.m., local time
  California Center for the Arts
  Escondido Conference Center, Salon One
  340 North Escondido Boulevard
  Escondido, California 92025

   If the sale is completed, Wells Fargo will exchange approximately $21 of its common stock for each outstanding share of North County common stock.

   The exchange ratio, or the number of shares of Wells Fargo common stock you will receive for each share of North County common stock you own, will be determined by dividing the share value of approximately $21 by a measurement price. The measurement price will be the average of the closing prices of a share of Wells Fargo common stock as reported on the New York Stock Exchange for the period of 20 trading days ending on the day immediately before the special meeting.

   The following table shows the approximate exchange ratios that would result from three different measurement prices, each based on a share value of $21. The actual measurement price--and thus the actual exchange ratio--will not be known until immediately before the special meeting.

                                                                        Exchange
Measurement Price                                          Calculation   Ratio
-----------------                                          ------------ --------
$42.50.................................................... $21 / $42.50  0.4941
$45.00.................................................... $21 / $45.00  0.4667
$47.50.................................................... $21 / $47.50  0.4421

   On September 29, 1999, the day before the proposed sale was announced, Wells Fargo common stock closed at $38.56 a share and North County common stock last
traded at $19.63 a share. On December   , 1999, Wells Fargo common stock closed
at $     a share and North County common stock last traded at $      a share.

   This proxy statement-prospectus provides detailed information about the proposed sale. Please read this entire document carefully. You can find additional information about Wells Fargo and North County from documents filed with the Securities Exchange Commission.

   Whether or not you plan to attend the meeting, please complete and mail the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be voted in favor of the sale. If you fail to return your proxy card, or if you fail to instruct your broker how to vote shares held for you in the broker's name, the effect will be the same as a vote against the sale.

   No vote of Wells Fargo's stockholders is required to approve the transaction.

                James M. Gregg
                Chairman of the Board and
                Chief Executive Officer

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Wells Fargo common stock to be issued or determined if this proxy statement-prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

              Proxy Statement-Prospectus dated December 21, 1999.
    First mailed to North County shareholders on or about December 21, 1999.

                             ADDITIONAL INFORMATION

   This proxy statement-prospectus incorporates important business and financial information about Wells Fargo and North County that is not included in or delivered with this document. See "Where You Can Find More Information"
on page     for a list of the documents that Wells Fargo and North County have incorporated into this proxy statement-prospectus. The documents are available to you without charge upon written or oral request made as follows:

         Wells Fargo Documents:              North County Documents:
          Corporate Secretary                  Corporate Secretary
         Wells Fargo & Company                 North County Bancorp
             MAC N9305-173                444 South Escondido Boulevard
          Sixth and Marquette              Escondido, California 92025
      Minneapolis, Minnesota 55479                (760) 743-2200
             (612) 667-8655

   To obtain documents in time for the special meeting, your request should be received by January 18, 2000.

   North County's Annual Report on Form 10-K for the year ended December 31, 1998, its definitive Proxy Statement for its 1999 annual meeting of shareholders and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 are included in this proxy statement-prospectus as Appendix D, Appendix E and Appendix F, respectively. North County's definitive Proxy Statement for its 1999 annual meeting of shareholders is incorporated by reference in response to Item 13 of North County's Form 10-K for the year ended December 31, 1998.

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT...................................  iv

SUMMARY.....................................................................   1
  The Merger................................................................   1
  The Companies.............................................................   1
  Exchange Of Wells Fargo Shares For North County Shares....................   1
  Cash Instead Of Fractional Shares.........................................   2
  Redemption Of Unexercised Options.........................................   2
  Surrender Of North County Shares..........................................   2
  Federal Income Tax Consequences...........................................   2
  Fairness Opinion..........................................................   3
  Recommendation Of North County's Board....................................   3
  Additional Benefits To North County Management............................   3
  Dissenters' Rights........................................................   3
  Special Meeting...........................................................   4
  Vote Required To Approve Merger...........................................   4
  Differences In The Rights Of Shareholders.................................   4
  Regulatory Approvals......................................................   4
  Other Conditions To Completing The Merger.................................   4
  Termination Of The Merger Agreement.......................................   5
  Accounting Treatment......................................................   5
  Market Price Information..................................................   5
  Regulation Of Wells Fargo.................................................   5
  Selected Financial Data...................................................   7
  Comparative Per Common Share Data.........................................   8

SPECIAL MEETING OF SHAREHOLDERS.............................................   9
  Date, Time And Place......................................................   9
  Record Date...............................................................   9
  Vote Required To Approve Merger...........................................   9
  Agreements To Vote For The Merger.........................................   9
  Voting And Revocation Of Proxies..........................................   9
  Solicitation Of Proxies...................................................  10
  Other Matters Considered At The Meeting...................................  10

THE MERGER..................................................................  11
  Effect Of The Merger......................................................  11
  Background Of And Reasons For The Merger..................................  11
  Opinion Of North County's Financial Advisor...............................  13
  Additional Interests Of North County Management...........................  17
  Dissenters' Rights........................................................  19
  Availability Of Dissenters' Rights........................................  19
  Agreement As To Fair Market Value.........................................  20
  Exchange Of Certificates..................................................  21
  Regulatory Approvals......................................................  22
  Effect Of Merger On North County's Employee Benefit Plans.................  22
  U.S. Federal Income Tax Consequences Of The Merger........................  22
  Resale Of Wells Fargo Common Stock Issued In The Merger...................  23
  Stock Exchange Listing....................................................  24
  Accounting Treatment......................................................  24

THE MERGER AGREEMENT.......................................................  25
  Basic Plan Of Reorganization.............................................  25
  Redemption Of Unexercised North County Options...........................  26
  Cash In Lieu Of Fractional Shares........................................  26
  Effective Date And Time Of The Merger....................................  26
  Representations And Warranties...........................................  26
  Certain Covenants........................................................  26
  Conditions To The Merger.................................................  29
  Termination Of The Merger Agreement......................................  29
  Effect Of Termination....................................................  30
  Waiver And Amendment.....................................................  30
  Expenses.................................................................  30

COMPARISON OF STOCKHOLDER RIGHTS...........................................  31
  General..................................................................  31
  Authorized And Outstanding Capital Stock.................................  31
  Rights Plan..............................................................  31
  Number And Election Of Directors.........................................  32
  Amendment Of Governing Documents.........................................  32
  Wells Fargo..............................................................  32
  Approval Of Mergers And Assets Sales.....................................  33
  Preemptive Rights........................................................  33
  Appraisal Rights.........................................................  33
  Special Meetings.........................................................  34
  Directors' Duties........................................................  34
  Action Without A Meeting.................................................  35
  Limitations On Directors' Liability......................................  35
  Indemnification Of Officers And Directors................................  36
  Dividends................................................................  36
  Corporate Governance Procedures; Nomination Of Directors.................  37

INFORMATION ABOUT WELLS FARGO..............................................  38
  General..................................................................  38
  Management And Additional Information....................................  38
  Information On Wells Fargo's Web Site....................................  38

REGULATION AND SUPERVISION OF WELLS FARGO..................................  39
  General..................................................................  39
  Regulatory Agencies......................................................  39
  Bank Holding Company Activities..........................................  39
  Dividend Restrictions....................................................  40
  Holding Company Structure................................................  41
  Capital Requirements.....................................................  41
  FDIC Insurance...........................................................  43
  Fiscal And Monetary Policies.............................................  43
  Competition..............................................................  44
  Financial Modernization..................................................  44

INFORMATION ABOUT NORTH COUNTY.............................................  45
  General..................................................................  45
  Certain Additional Information Incorporated by Reference and Delivered
   Herewith................................................................  45

PRICE RANGE OF COMMON STOCK AND DIVIDENDS..................................  46
  Wells Fargo Share Prices And Dividends...................................  46
  North County Share Prices And Dividends..................................  47

EXPERTS...................................................................   48
  Wells Fargo's Independent Accountants...................................   48
  North County's Independent Accountants..................................   48

OPINIONS..................................................................   48
  Share Issuance..........................................................   48
  Tax Matters.............................................................   48

WHERE YOU CAN FIND MORE INFORMATION.......................................   49
  SEC Filings.............................................................   49
  Registration Statement..................................................   49
  Documents Incorporated By Reference.....................................   49
  Documents Available Without Charge......................................   50

APPENDIX A Agreement and Plan of Reorganization and Amendment to Agreement

APPENDIX B Opinion of Hovde Financial, Inc.

APPENDIX C California Dissenters' Rights Statute

APPENDIX D North County Bancorp's Form 10-K for the year ended December
 31, 1998

APPENDIX E North County Bancorp's definitive Proxy Statement for its 1999 annual meeting of shareholders

APPENDIX F North County Bancorp's Form 10-Q for the quarter ended
 September 30, 1999

                   QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT

   What is the purpose of this document?

   This document serves as both a proxy statement of North County and a prospectus of Wells Fargo. As a proxy statement, it's being provided to you because North County's board of directors is soliciting your proxy for use at the special meeting of shareholders called to consider and vote on the proposed sale of North County to Wells Fargo. As a prospectus, it's being provided to you because Wells Fargo is offering to exchange shares of its common stock for your shares of North County common stock.

   Do I need to read the entire document?

   Absolutely. Much of this proxy statement-prospectus summarizes information that is in greater detail elsewhere in this document or in the appendices to this document. Each summary discussion is qualified by reference to the full text. For example, the summary of the terms of the merger agreement is qualified by the actual terms of the merger agreement, a copy of which is attached as Appendix A.

   Is there other information I should consider?

   Yes. Much of the business and financial information about Wells Fargo and North County that may be important to you is not included in this document. Instead, this information is incorporated by reference to documents separately filed by Wells Fargo and North County with the Securities and Exchange Commission. This means that Wells Fargo and North County may satisfy their disclosure obligations to you by referring you to one or more documents separately filed by them with the Securities and Exchange Commission. See
"Where You Can Find More Information" on page    for a list of documents that
Wells Fargo and North County have incorporated by reference into this proxy statement-prospectus and for instructions on how to obtain copies of these documents. The documents are available to you without charge.

   What if there is a conflict between documents?

   You should rely on the later filed document. Information in this proxy statement-prospectus may update information contained in one or more of the Wells Fargo or North County documents incorporated by reference. Similarly, information in documents that Wells Fargo or North County may file after the date of this proxy statement-prospectus may update information in this proxy statement-prospectus or information in previously filed documents.

   What if I choose not to read the incorporated documents?

   Information contained in a document that is incorporated by reference is part of this proxy statement-prospectus, unless it is superseded by information contained directly in this proxy statement-prospectus or in one or more documents filed with the SEC after the date of this proxy statement-prospectus. Information that is incorporated from another document is considered to have been disclosed to you whether or not you choose to read the document.

                                    SUMMARY

   This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully, and for a more complete description of the legal terms of the merger, you should carefully read this document and the other documents to which this document refers you. See "Where You Can Find More Information" on
page   . Each item in this summary includes a page reference to a more complete description of that item.

The Merger (page   )

   In the proposed transaction, Wells Fargo will acquire North County through the merger of a Wells Fargo subsidiary into North County, with North County surviving as a subsidiary of Wells Fargo. If the merger is completed, Wells Fargo will exchange shares of its common stock for shares of North County common stock so that, after the merger is completed, Wells Fargo will own all of the outstanding stock of North County.

   The merger agreement and the amendment to the merger agreement are attached to this proxy statement-prospectus as Appendix A. When used in this proxy statement-prospectus, the term "merger agreement" refers to the merger agreement, as amended. Please read the merger agreement as it is the document that governs the merger.

The Companies (pages    and   )

   Wells Fargo & Company
   420 Montgomery Street
   San Francisco, California 94163
   (800) 411-4932

   Wells Fargo & Company is a diversified financial services company whose subsidiaries and affiliates provide banking, insurance, investments, and mortgage and consumer finance through stores located across North America. At September 30, 1999, Wells Fargo had $207 billion of assets, 7th largest among U.S. bank holding companies.

  North County Bancorp
   444 South Escondido Boulevard
   Escondido, California 92025
   (760) 743-2200

   North County Bancorp is a bank holding company whose only active subsidiary and principal asset is North County Bank, a California state bank with ten branches and one loan production office. North County Bank provides a wide range of banking services to small and medium-sized businesses, real estate construction and development companies, and professionals and individuals located in San Diego and Riverside counties. The bank also offers small business loans through its loan production office in the Seattle, Washington area. At September 30, 1999, North County had assets of $340 million.

Exchange Of Wells Fargo Shares For North County Shares (page   )

   If the merger is completed, Wells Fargo will exchange approximately $21 of Wells Fargo common stock for each outstanding share of North County common stock. The exchange ratio, or the number of shares of Wells Fargo common stock you will receive for each share of North County common stock you own, will be determined by dividing the share value of approximately $21 by a measurement price. The measurement price will be the average of the closing prices of a share of Wells Fargo common stock as reported on the New York Stock Exchange for the period of 20 trading days ending on the day immediately before the special meeting.

   The following table shows the approximate exchange ratios that would result from three different measurement prices, each based on a $21 share value.

     Measurement Price                               Calculation  Exchange Ratio
     -----------------                               ------------ --------------
       $42.50....................................... $21 / $42.50     0.4941
       $45.00....................................... $21 / $45.00     0.4667
       $47.50....................................... $21 / $47.50     0.4421

   The actual measurement price--and thus the actual exchange ratio--will not be known until immediately before the special meeting.

Cash Instead Of Fractional Shares (page   )

   Wells Fargo will not issue fractional shares in the merger. If the total number of shares of Wells Fargo common stock you will receive in the merger does not equal a whole number, you will receive cash instead of the fractional share.

Redemption Of Unexercised Options (page   )

   North County has agreed to redeem for cash each non-qualified option to purchase North County common stock that has not been exercised as of immediately before the merger and as to which the holder has elected in writing, prior to the special meeting of North County shareholders, to have North County redeem. The option redemption price for each option share will equal $21 minus the exercise price per share of the option. For example, the holder of an option to purchase 1,000 shares of North County common stock at an exercise price of $10 a share would receive a total of $11,000 in cash upon redemption of the option, calculated as follows: ($21-$10) x 1,000 = $11,000

Surrender Of North County Shares (page   )

   To receive certificates for your shares of Wells Fargo common stock, you will need to surrender your North County share certificates. After the merger is completed, Wells Fargo's stock transfer agent will send you written instructions for exchanging your stock certificates.

   Please do not send in your certificates until you receive these instructions.

Federal Income Tax Consequences (page   )

   North County shareholders generally will not recognize gain or loss for U.S. federal income tax purposes from the exchange of their shares of North County common stock for shares of Wells Fargo common stock. North County shareholders will be taxed on cash they receive instead of fractional shares.

   The tax treatment described above may not apply to every North County shareholder. Determining the tax consequences of the merger to you may be complicated. You should consult your own advisor for a full understanding of the merger's tax consequences.

   If you are a North County option holder, you should consult your own advisor for the tax consequences of exercising your option before the merger or receiving cash upon redemption of your option by North County, as this document does not address the tax consequences of either of these events.

Fairness Opinion (page   )

   Hovde Financial, Inc., North County's financial advisor for the merger, has given its opinion to North County's board of directors that, as of the date of this proxy statement-prospectus, the share value of approximately $21 of Wells Fargo common stock for each share of North County common stock is fair to North County shareholders from a financial point of view. A copy of the fairness opinion is attached to this proxy statement-prospectus as Appendix B.

Recommendation Of North County's Board (page   )

   North County's board of directors believes that the merger is in the best interests of North County shareholders and recommends that North County shareholders approve the merger. North County's board believes that, as a result of the merger, North County shareholders will have the potential for greater stock value appreciation than they would if North County had remained independent.

Additional Benefits To North County Management (page   )

   Some of North County's directors and officers have interests in the merger that are different from yours. These interests include the following:

  . severance agreements with North County that require payments upon the occurrence of specified events following a change in control of North County;

  . retention agreements with Wells Fargo that provide for payments upon completion of specified periods of employment following the merger; and

  . North County benefit plans that provide for the acceleration of the vesting of stock options upon a change in control.

   The merger will constitute a change in control of North County.

   Hovde Financial, Inc. will receive a fee as North County's financial advisor in connection with the merger. Affiliates of Hovde are the holders of an aggregate of 595,589 shares of North County common stock, representing approximately 11.6% of North County common stock outstanding at the record date for the special meeting.

   The board of directors of North County was aware of these additional interests when it approved the merger agreement.

Dissenters' Rights (page   )

   North County shareholders who do not vote for the merger and who have fully complied with the applicable provisions of the California General Corporation Law may have the right to require North County to purchase for cash their shares of North County common stock at the fair market value of the shares as of the day prior to the date the merger was announced, excluding any appreciation or depreciation resulting from the proposed merger. Because North County common stock is traded on the Nasdaq National Market, North County shareholders will be entitled to exercise dissenters' rights in connection with the merger only if demands for cash payment are made by holders of 5% or more of the outstanding shares of North County common stock.

   Appendix C to this proxy statement-prospectus contains the relevant provisions of the California General Corporation Law. The fair market value of dissenting shares as determined under the California General Corporation Law may be more or less than the value of the shares of Wells Fargo common stock to be received in the merger.

Special Meeting (page   )

   North County will hold the special meeting of shareholders at 9:00 a.m., local time, on Tuesday, January 25, 2000, at the California Center for the Arts, Escondido Conference Center, Salon One, 340 North Escondido Boulevard, Escondido, California 92025. You can vote at the meeting if you owned North County common stock at the close of business on December 10, 1999, the record date for the meeting.

Vote Required To Approve Merger (page   )

   Approval of the merger requires the affirmative vote of a majority of the outstanding shares of North County common stock entitled to vote at the special meeting. Not voting will have the same effect as voting against the merger.

   At the record date, excluding shares subject to stock options, North County's directors and executive officers beneficially owned a total of 1,401,613 shares of North County common stock, representing approximately 27.3% of the shares of North County common stock entitled to vote at the special meeting. Two of North County's directors and two other shareholders have agreed to vote in favor of the merger all shares of North County common stock beneficially owned by them at the record date for the special meeting. At the record date, excluding shares subject to stock options, these directors and other shareholders beneficially owned a total of 34.9% of the North County common stock entitled to vote at the special meeting.

Differences In The Rights Of Shareholders (page   )

   Your rights as a North County shareholder are currently governed by California law and North County's articles of incorporation and bylaws. Upon completion of the merger, you will become a Wells Fargo stockholder, and your rights will be governed by Delaware law and Wells Fargo's restated certificate of incorporation and bylaws.

Regulatory Approvals (page   )

   The Board of Governors of the Federal Reserve System and the California Department of Financial Institutions must approve the merger before it can be completed. Wells Fargo believes that it has filed all the required applications or notices with the Federal Reserve Board and the California Department of Financial Institutions. As of the date of this proxy statement-prospectus, neither the Federal Reserve Board nor the California Department of Financial Institutions had acted on Wells Fargo's application for approval of the merger. Although Wells Fargo expects that both regulatory agencies will approve the merger, it cannot be certain when or if, or on what terms and conditions, the required approvals will be given.

Other Conditions To Completing The Merger (page   )

   In addition to the receipt of regulatory approvals, there are a number of other conditions that must be met before the merger can be completed. These conditions include:

  .  North County shareholders must approve the merger agreement;

  . North County must receive an opinion from its counsel or its independent accountants concerning the tax consequences of the merger;

  . North County's and Wells Fargo's representations in the merger agreement must continue to be accurate and their respective covenants must have been performed; and

  . the New York and Chicago Stock Exchanges must approve the listing of the shares of Wells Fargo common stock to be issued in the merger.

   Wells Fargo or North County may waive a condition it is entitled to assert so long as the law does not require the condition to be met.

Termination Of The Merger Agreement (page   )

   Wells Fargo and North County can agree to terminate the merger agreement at any time without completing the merger. Also, either company can terminate the merger agreement without the consent of the other under the following circumstances:

  .  a court or other governmental authority prohibits the merger;

  . the merger is not completed by April 30, 2000, unless the failure to complete the merger on or before that date is the fault of the company seeking to terminate; or

  . a third party makes a competing bid for North County that North County's board of directors determines to be superior to the Wells Fargo merger transaction.

   If the merger agreement is terminated because North County receives a competing bid as described above, North County must pay Wells Fargo a termination fee of $3,500,000. North County also will be required to pay a termination fee of $3,500,000 if the merger agreement is terminated under other specified circumstances and, within 12 months after termination, North County or North County Bank enters into an agreement with a third party for the sale of North County or North County Bank or other similar transaction.

Accounting Treatment (page   )

   Wells Fargo expects to account for the merger under the purchase method of accounting. Wells Fargo will record, at fair value, the acquired assets and assumed liabilities of North County. To the extent the total purchase price exceeds the fair value of the assets acquired and liabilities assumed, Wells Fargo will record goodwill.

Market Price Information (page   )

   Wells Fargo common stock is listed on the New York and Chicago Stock Exchanges under the symbol "WFC." On September 29, 1999, the last trading day before public announcement of the proposed merger, Wells Fargo common stock closed on the New York Stock Exchange at $38.56 per share.

   North County common stock is traded on the Nasdaq National Market System under the symbol "NCBH." Because of limited trading volume, there is not an active market for North County common stock. On September 29, 1999, North County common stock last traded at $19.63 per share.

Regulation Of Wells Fargo (page   )

   Wells Fargo & Company, its banking subsidiaries and many of its nonbanking subsidiaries are subject to extensive regulation by a number of federal and state agencies. This regulation, among other things, may restrict Wells Fargo's ability to diversify into other areas of financial services, acquire depository institutions in certain states and pay dividends on its stock. It may also require Wells Fargo to provide financial support to one or more of its subsidiary banks, maintain capital balances in excess of those desired by management and pay higher deposit premiums as a result of the deterioration in the financial condition of depository institutions in general.

   On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act that, effective March 11, 2000, will permit bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The Gramm-Leach-Bliley Act defines "financial in nature" to include:

  .  securities underwriting, dealing and market making;

  .  sponsoring mutual funds and investment companies;

  .  insurance underwriting and agency;

  .  merchant banking activities; and

  . activities that the Board of Governors of the Federal Reserve System has determined to be closely related to banking.

   Under the Gramm-Leach-Bliley Act, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Act may significantly change the competitive environment in which the Company and its subsidiaries conduct business.

Selected Financial Data

   The following financial information is to aid you in your analysis of the financial aspects of the merger. The Wells Fargo balance sheet data for 1994 through 1998 is derived from Wells Fargo's audited consolidated balance sheets as of December 31, 1998, 1997 and 1996 and its unaudited financial information for 1995 and 1994. The Wells Fargo income statement data for 1994 through 1998 is derived from Wells Fargo's audited consolidated statement of income for each of the years in the four-year period ended December 31, 1998 and its unaudited financial information for 1994. The Wells Fargo data as of and for the nine months ended September 30, 1999 and 1998 is derived from unaudited financial statements for those periods. The North County data is derived from its audited consolidated financial statements for 1994 through 1998 and its unaudited financial statements for the nine months ended September 30, 1999 and 1998. The information in the table is only a summary and should be read with the full financial statements and related notes of Wells Fargo and North County. You should not rely on the information for the nine months ended September 30, 1999 as being indicative of the results expected for the entire year.

                                ----------------

                     Wells Fargo & Company and Subsidiaries

                           Nine Months
                         Ended September
                                30                Years Ended December 31
                         ---------------- ---------------------------------------
                           1999    1998    1998    1997    1996    1995    1994
                         -------- ------- ------- ------- ------- ------- -------
                             (dollars in millions, except per share amounts)
Net interest income..... $  6,959   6,689   8,990   8,648   8,222   5,923   5,414
Net income..............    2,777   2,144   1,950   2,499   2,228   1,988   1,642
Diluted earnings per
 share..................     1.65    1.29    1.17    1.48    1.36    1.62    1.36
Cash dividends per
 share..................    0.585   0.515   0.700   0.615   0.525   0.450   0.383
Book value per share....    13.17   12.40   12.35   11.92   11.66   10.27    5.86
Total assets............  207,060 195,863 202,475 185,685 188,633 122,200 112,674
Long-term debt..........   24,911  18,486  19,709  17,335  18,142  16,726  12,039

                                ----------------

                     North County Bancorp and Subsidiaries

                           Nine Months
                         Ended September
                                30                Years Ended December 31
                         ---------------- ---------------------------------------
                           1999    1998    1998    1997    1996    1995    1994
                         -------- ------- ------- ------- ------- ------- -------
                             (dollars in millions, except per share amounts)
Net interest income..... $ 15,404  14,293  19,365  16,354  14,728  14,122  13,122
Net income..............    3,112   3,358   4,769   3,509   2,744   1,532      85
Diluted earnings per
 share..................     0.62    0.66    0.94    0.72    0.58    0.37     --
Cash dividends per
 share..................      --      --      --      --      --      --      --
Book value per share....     6.59    5.88    6.16    5.17    4.57    3.96    3.65
Total assets............  340,268 324,992 337,413 280,734 257,306 237,034 246,840
Long-term debt..........      362     405     387     415   3,513   3,640   3,669

Comparative Per Common Share Data

   The following table shows comparative per share data for Wells Fargo common stock on a historical and pro forma combined basis and for North County common stock on a historical and pro forma equivalent basis. The information in the table assumes that Wells Fargo will account for the merger as a purchase and will exchange 0.4667 shares of its common stock for each share of North County common stock. This is the exchange ratio that would result if the measurement price is $45. The actual measurement price--and thus the actual exchange ratio--will not be known until immediately before the special meeting. The pro forma equivalent information for North County is calculated by multiplying the pro forma basic and diluted earnings per share, the historical cash dividends declared per share of Wells Fargo common stock and the pro forma stockholders' equity per share by the assumed exchange ratio of 0.4667.

   You should read the data with the historical financial statements and related notes of Wells Fargo and North County. Wells Fargo's and North County's historical financial statements are included or incorporated in documents filed with the SEC. See "Where You Can Find More Information" on page . Amounts are in U.S. dollars.

                                         Wells Fargo          North County
                                     -------------------- ---------------------
                                                Pro Forma            Pro Forma
                                     Historical Combined  Historical Equivalent
                                     ---------- --------- ---------- ----------
Earnings Per Share
Basic
  Nine Months Ended September 30,
   1999.............................    1.67       1.67      0.64       0.78
  Year Ended December 31, 1998......    1.18       1.18      0.98       0.55
Diluted
  Nine Months Ended September 30,
   1999.............................    1.65       1.65      0.62       0.77
  Year Ended December 31, 1998......    1.17       1.17      0.94       0.55
Cash Dividends Declared Per Share
  Nine Months Ended September 30,
   1999.............................   0.585      0.585        --      0.273
  Year Ended December 31, 1998......   0.700      0.700        --      0.327
Stockholders' Equity Per Share
  September 30, 1999................   13.17      13.17      6.59       6.15
  December 31, 1998.................   12.35      12.35      6.16       5.76

                        SPECIAL MEETING OF SHAREHOLDERS

Date, Time And Place

   The date, time and place of the special meeting of North County shareholders called to consider and vote on the merger agreement are:

  January 25, 2000
  9:00 a.m., local time
  California Center for the Arts, Salon One
  340 North Escondido Boulevard
  Escondido, California 92025

Record Date

   North County's board of directors has established December 10, 1999 as the record date for the meeting. Only shareholders of record on that date are entitled to attend and vote at the special meeting.

Vote Required To Approve Merger

   On the record date, there were 5,126,878 shares of North County common stock outstanding and entitled to vote at the special meeting. The holders of North County common stock are entitled to one vote per share. The presence, in person or by proxy, at the special meeting of the holders of a majority of the outstanding shares entitled to vote is necessary for a quorum. Approval of the merger requires the affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of North County common stock on the record date.

Agreements To Vote For The Merger

   Two North County directors and two other North County shareholders have agreed to vote in favor of the merger all shares of North County common stock beneficially owned by them at the record date for the special meeting. At the record date, excluding shares subject to stock options, these directors and other shareholders beneficially owned a total of 34.9% of the shares of North County common stock entitled to vote at the special meeting, as follows:

                                                                       Number of
   Name                                                                 Shares
   ----                                                                ---------
   Financial Institution Partners, L.P................................   581,834
   Walter D. Buchanan.................................................   465,518
   James M. Gregg.....................................................   430,371
   Ronald K. Goode....................................................   311,452
                                                                       ---------
     Total............................................................ 1,789,175
                                                                       =========

   See "Information About North County--"Certain Additional Information Incorporated By Reference And Delivered Herewith" for more information about share ownership by North County's officers and directors and principal shareholders.

Voting And Revocation Of Proxies

   All shares of North County common stock represented at the special meeting by a properly executed proxy will be voted in accordance with the instructions indicated on the proxy, unless the proxy is revoked before a vote is taken. If you sign and return a proxy without voting instructions, and do not revoke the proxy, the proxy will be voted FOR the merger.

   You may revoke your proxy at any time before it is voted by (a) filing either an instrument revoking the proxy or a duly executed proxy, in either case bearing a later date, with the corporate secretary of North County before or at the special meeting or (b) voting the shares subject to the proxy in person at the special meeting. Attendance at the special meeting will not by itself result in your proxy being revoked.

   A proxy may indicate that all or a portion of the shares represented by the proxy are not being voted with respect to a specific proposal. This could occur, for example, when a broker is not permitted to vote shares held in the name of a nominee on certain proposals in the absence of instructions from the beneficial owner. Shares that are not voted with respect to a specific proposal will be considered as not present for that proposal, even though the shares will be considered present for purposes of determining a quorum and voting on other proposals. Abstentions on a specific proposal will be considered as present but will not be counted as voting in favor of the proposal.

   The proposal to approve the merger must be approved by the holders of a majority of the shares of North County common stock outstanding at the record date. Because approval of the merger requires the affirmative vote of a specified percentage of outstanding shares, not voting on the proposal will have the same effect as voting against the proposal.

Solicitation Of Proxies

   In addition to solicitation by mail, directors, officers and employees of North County and its subsidiaries may solicit proxies from North County shareholders, either personally or by telephone or other form of communication. None of the foregoing persons who solicit proxies will be specifically compensated for such services. Nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners. North County will bear its own expenses in connection with any solicitation of proxies for the special meeting.

Other Matters Considered At The Meeting

   If an insufficient number of votes for the merger is received before the scheduled meeting date, Wells Fargo and North County may decide to postpone or adjourn the special meeting. If this happens, proxies that have been received that either have been voted for the merger or contain no instructions will be voted for adjournment.

   North County's board of directors is not aware of any business to be brought before the special meeting other than the proposal to approve the merger. If other matters are properly brought before the special meeting or any adjournments or postponements of the meeting, the persons appointed as proxies will have authority to vote the shares represented by properly executed proxies in accordance with their discretion and judgment as to the best interests of North County.

                                   THE MERGER

Effect Of The Merger

   As a result of the merger:

  . Wells Fargo will exchange shares of its common stock for shares of North County common stock.

  . Wells Fargo will acquire all of the outstanding common stock of North County, resulting in North County becoming a wholly-owned subsidiary of Wells Fargo.

  . North County shareholders will become Wells Fargo stockholders, with their rights governed by Delaware law and Wells Fargo's restated certificate of incorporation and bylaws. See "Comparison Of Stockholder Rights."

Background Of And Reasons For The Merger

 Background of the Merger

   As the nature of banking has become increasingly competitive, larger financial organizations have demonstrated a willingness to pay a premium for attractive franchises in high-growth markets such as southern California. During the normal course of its business, North County has occasionally received inquiries regarding its willingness to consider an acquisition by, or affiliation with, larger financial institutions. Consistent with its fiduciary obligations to its shareholders, North County has considered such inquiries and evaluated them for the level and form of consideration proposed, the seriousness and specificity which has been conveyed to North County in terms of consideration, the expected future operation of North County, and other considerations and factors deemed relevant by North County, in formulating its business plan with the intent to provide maximum value to its shareholders by enhancing its franchise as the pre-eminent independent bank serving the northern San Diego metropolitan area. The board of directors of North County continually evaluates the cost of providing the increasingly broad array of financial products and alternative delivery channels to remain competitive in the marketplace, while continuing to deliver excellent service to its customers and providing exceptional returns to its shareholders.

   In June 1997, North County retained Hovde Financial, Inc. as its financial advisor for strategic planning, stock valuation and advisory services. While no specific acquisition or sale transaction was pending or pursued at such time, North County wanted the benefit of Hovde's assistance and advice respecting these and other strategic options in the future. In the summer of 1998 North County received an unsolicited indication of interest from a major regional bank in acquiring North County for the acquiror's stock. Negotiations ensued but were ultimately terminated in December 1998.

   In April 1999, in light of the continuation of the interest of major organizations in acquiring California banks, current transaction pricing and its consideration of alternative business strategies, the board of directors elected to seek to sell the company and authorized Hovde to prepare preliminary marketing materials and to expose North County for sale to a limited group of major prospective bidders. As a result, in May 1999, Hovde approached 10 potential acquirors, nine of which were provided information, pursuant to a confidentiality agreement, regarding North County. Of these nine potential acquirors, three submitted acquisition proposals, two of which the board of directors of North County believed merited further consideration, including the proposal of Wells Fargo. As a result of further discussions with each potential acquiror, North County and Wells Fargo commenced negotiations in August 1999.

   In evaluating whether to affiliate with Wells Fargo, North County considered the following:

  .  the value of Wells Fargo common stock;

  .  the competitive conditions in the market served by North County;

  . North County's ability to provide, on a cost-effective basis, the ever-increasing and broadening array of financial services products demanded by customers;

  . the fact that Wells Fargo common stock is widely-traded, thereby representing a more liquid investment than North County's common stock; and

  . the appreciation in the price of Wells Fargo common stock over the past ten years and Wells Fargo's dividend history.

In addition, North County believed that affiliating with Wells Fargo, a larger financial institution with significantly greater resources and expertise, offered expansion opportunities, financial products and services not otherwise available to North County and its customers, which would better enable North County to compete. North County and its board of directors determined that North County's competitive position and the value of its stock could best be enhanced through affiliation with Wells Fargo.

   Following arm's-length negotiations between representatives of Wells Fargo and North County, Wells Fargo and North County entered into the merger agreement on September 29, 1999. The aggregate price to be paid to holders of North County common stock resulted from negotiations which considered the historical earnings and dividends of Wells Fargo and North County; the potential growth in North County's market and earnings, both as an independent entity and as a part of a larger organization, such as Wells Fargo;
North County's asset quality, and the effect of the merger on the shareholders, customers, and employees of North County. In addition, the board of directors of North County specifically considered Hovde's oral opinion, presented at the board of directors meeting held to consider the merger proposal, that the terms offered by Wells Fargo were fair to North County's shareholders from a financial point of view.

   The merger agreement was executed and a press release issued announcing the terms of the merger on September 30, 1999.

   For the reasons set forth above, North County's board of directors unanimously approved the merger and recommended approval of the transaction by North County's shareholders.

 North County's Board of Directors' Reasons for the Merger

   Subject to satisfaction of certain conditions contained in the merger agreement, North County's board of directors believes the merger to be fair and in the best interest of North County's shareholders.

   The terms of the proposed merger are the result of arm's-length negotiations by representatives of North County and Wells Fargo, which culminated in the signing of the merger agreement as of September 29, 1999. In arriving at its decision to approve and recommend the terms of the merger agreement, the board of directors of North County considered a number of factors, including, but not limited to, the following:

  . North County's business, results of operations, financial condition and future prospects;

  . Wells Fargo's business, results of operations, financial condition and future prospects, which the board of directors of North County believes to be superior to those of North County. Specifically, when compared to Wells Fargo, the board of directors of North County believes that Wells Fargo (a) serves both national and international marketplaces with greater and more diversified opportunities for growth than presented by San Diego County alone; (b) has higher loan limits, more diversified product offerings and other competitive advantages for expanding its customer base; and (c) has far greater capacity to access capital markets to support future expansion;

  . Hovde's presentation to the board of directors and the opinion of Hovde, North County's financial advisor, that the merger consideration of approximately $21.00 per share of Wells Fargo common stock was fair from a financial point of view to the shareholders of North County;

  . The review by the board of directors of North County with its legal and financial advisors of the provisions of the proposed merger agreement;

  . The belief of the board of directors of North County that the terms of the merger were attractive and that they would allow North County's shareholders to receive shares of Wells Fargo common stock, an investment with much greater liquidity than shares of North County;

  . The ability of shareholders of North County to defer paying taxes on the disposition of shares of North County common stock until the sale of shares of Wells Fargo common stock received in exchange for their shares of North County common stock in the merger;

  . An increase in competition in the market for financial services from existing and potential competitors, many of which have far greater assets and resources than North County;

  . The financial resources of Wells Fargo, its experience in acquiring independent community banks, the absence of any financing contingencies in its proposal and the track record of Wells Fargo in receiving the requisite regulatory approvals for similar transactions in a timely manner.

   Certain members of the board of directors have interests in the merger in addition to their interests as stockholders generally, including future employment and severance arrangements and the acceleration of outstanding stock options. Shareholders may wish to consider those interests in evaluating the recommendation of the North County board of directors that shareholders vote for approval of the merger. See "Additional Interests of North County Management."

   In reaching its determination to approve and recommend the merger, the board of directors of North County did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors.

   North County's board of directors unanimously recommends that North County shareholders approve the merger agreement and the merger.

Opinion Of North County's Financial Advisor

   The fairness opinion of North County's financial advisor, Hovde Financial, Inc., is described below. To the extent that the description contains Hovde's projections, estimates and/or other forward-looking statements about the future earnings or other measures of the future performance of Wells Fargo and North County, you should not rely on any of these statements as having been made or adopted by Wells Fargo or North County.

   The full text of the fairness opinion, which sets forth, among other things, assumptions made, matters considered and qualifications and limitations on the review undertaken, is attached hereto as Appendix B and is incorporated herein by reference. North County's shareholders are urged to read the fairness opinion in its entirety. The fairness opinion, which was directed to the North County board of directors, addresses only the fairness to the shareholders of North County, from a financial point of view, of the consideration to be received by shareholders in the merger, and does not constitute a recommendation to any North County shareholder as to how such shareholder should vote with respect to the merger. The fairness opinion was rendered to North County's board of directors for its consideration in determining whether to approve the merger agreement. The following summary of the fairness opinion is qualified in its entirety by reference to the full text of the fairness opinion.

   No limitations were imposed by North County on the scope of Hovde's investigation or the procedures to be followed by Hovde in rendering the fairness opinion. Hovde did not make any recommendation to North County's board of directors as to the form or amount of consideration to be paid by Wells Fargo to North County shareholders in connection with the merger, both of which were determined through arm's-length negotiations between the parties. In arriving at its opinion, Hovde did not ascribe a specific range of value to Wells Fargo or North County, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be received by shareholders in the merger, on the basis of the financial and comparative analyses described below. Hovde was not requested to opine as to, and the fairness opinion does not address, North County's underlying business decision to proceed with or effect the merger.

   During the course of the engagement, Hovde reviewed and analyzed material bearing upon the financial and operating condition of Wells Fargo and North County and material prepared in connection with the merger, including the following:

  .  the merger agreement;

  . certain publicly available information concerning Wells Fargo and North County, including, as applicable: Wells Fargo's and North County's audited consolidated financial statements for each of the three years ended December 31, 1998, and unaudited statements for the quarters ended March 31, 1999 and June 30, 1999;

  . documents filed with the Securities and Exchange Commission (SEC), the Federal Deposit Insurance Corporation, Federal Reserve and other state or other regulatory agencies, as applicable and/or appropriate, for the aforementioned three-year period and for the quarterly periods ended March 31, 1999 and June 30, 1999, respectively; and

  . as applicable, recent internal reports and/or financial projections regarding Wells Fargo and North County; the nature and terms of recent sale and merger transactions involving banks and bank holding companies that Hovde considered relevant; and, financial and other information provided to Hovde by the managements of Wells Fargo and North County.

   In rendering the fairness opinion, Hovde assumed and relied upon the accuracy and completeness of the financial and other information provided to it by North County or Wells Fargo without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of Wells Fargo and North County that they were not aware of any facts or circumstances that would make such information, provided by them, inaccurate or misleading. With respect to financial statements and/or projections to the extent such were provided by Wells Fargo and North County, Hovde assumed that such financial statements and/or projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of Wells Fargo and North County. Hovde assumed that the merger will be accounted for using the purchase method of accounting. In rendering the fairness opinion, Hovde did not conduct a physical inspection of the properties and facilities of Wells Fargo or North County and did not make or obtain any evaluations or appraisals of the assets or liabilities of Wells Fargo or North County. In addition, Hovde noted that it is not an expert in the evaluation of loan portfolios or allowances for loan, lease or real estate owned losses, and it assumed that the allowances for loan, lease and real estate owned losses (as currently stated or as adjusted for in connection with the merger or otherwise) provided to it by North County and used by it in its analysis and in rendering its fairness opinion were in the aggregate adequate to cover all such losses. The fairness opinion was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the fairness opinion.

   The following is a summary of the analyses Hovde performed in rendering its fairness opinion. In connection with the preparation and delivery of the fairness opinion to the board of directors of North County, Hovde performed a variety of financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Hovde. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses did not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

 Merger Value Analysis

   Hovde calculated the price-to-tangible book, price-to-earnings multiple, and deposit premium paid (defined as the merger value less the tangible book value of North County, divided by North County's core deposits), in the merger using June 30, 1999 financial data. This analysis yielded an aggregate merger value of $112,000,000, a price-to-tangible book value multiple of 363.1%, a price-to-last twelve months' earnings multiple of 23.4x and a deposit premium of 27.7%.

 Comparable Company Analysis--Wells Fargo

   Using publicly available information, Hovde compared the financial performance and stock market valuation of Wells Fargo with the following selected banking institutions with assets over $50 billion (the "Comparable Bank Group") deemed relevant by Hovde: Bank of America (NC), Bank of New York
(NY), Bank One (IL), BankBoston (MA), Chase Manhattan (NY), Citigroup (NY), First Union (NC), Fleet Financial (MA), J.P. Morgan (NY), KeyCorp (OH), National City (OH), PNC (PA), Republic (NY), SunTrust (GA), U.S. Bancorp (MN) and Wachovia (NC). Indications of such financial performance and stock market valuation included:

  . profitability (return on average assets and return on average equity for the latest twelve month period ended June 30, 1999, of 1.21% and 11.29%, respectively, for Wells Fargo and averages of 1.28% and 17.00%, respectively, for the Comparable Bank Group);

  . the ratio of tangible equity to tangible assets (6.31% for Wells Fargo and an average of 5.96% for the Comparable Bank Group); the ratio of non-performing assets to total assets (0.43% for Wells Fargo and an average of 0.40% for the Comparable Bank Group);

  . current stock price to earnings for the latest twelve month period ended June 30, 1999, 1999 expected earnings and 2000 expected earnings (26.7x, 16.8x and 14.6x, respectively, for Wells Fargo and an average of 17.3x, 13.7x, and 12.4x, respectively, for the Comparable Bank Group); and

  . current stock price to tangible book value as of June 30, 1999 (520.4% for Wells Fargo and an average of 344.3% for the Comparable Bank Group).

   Because of the inherent differences in the businesses, operations, financial conditions and prospects of North County, Wells Fargo and the companies included in the Comparable Bank Group, Hovde believed that a purely quantitative comparable company analysis would not be particularly meaningful in the context of the merger. Hovde believed that the appropriate use of a comparable company analysis in this instance would involve qualitative judgments concerning the differences between North County and the companies included in the Comparable Bank Group which would affect the trading values of the comparable companies.

 Comparable Transaction Analysis

   Using publicly available information, Hovde reviewed certain terms and financial characteristics, including historical price-to-earnings ratio, the price-to-tangible book ratio, and the deposit premium paid in prior commercial banking institution merger or acquisition transactions. The first comparable group ("Comparable Group One") included nationwide transactions announced since January 1, 1999 with sellers with assets between $100 million and $1 billion that earned between 1.00% and 1.50% on total assets. Comparable Group One included 33 transactions. The average price-to-last twelve month earnings for Comparable Group One was 21.1x, and ranged from 11.8x to 37.7x. The average price-to-tangible book value for Comparable Group One was 298.6%, and ranged from 143.0% to 476.2%. The average deposit premium for Comparable Group One was 21.1%, and ranged from 4.6% to 36.2%.

   The second comparable group ("Comparable Group Two") included transactions announced since January 1, 1999 with sellers located in California with assets between $100 million and $1 billion. Comparable Group Two included 17 transactions. The average price-to-last twelve month earnings for Comparable Group Two was 20.8x, and ranged from 11.6x to 27.3x. The average price-to-tangible book value for Comparable Group Two was 265.9%, and ranged from 145.9% to 455.4%. The average deposit premium for Comparable Group Two was 20.4%, and ranged from 5.0% to 48.1%.

   Because the reasons for and circumstances surrounding each of the transactions analyzed were so diverse and because of the inherent differences in the businesses, operations, financial conditions and prospects of North County, Wells Fargo and the companies included in the Comparable Bank Transactions Groups, Hovde believed that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of rendering the fairness opinion. Hovde believed that the appropriate use of a comparable transaction analysis in this instance would involve qualitative judgments concerning the differences between the characteristics of these transactions and the merger which would affect the acquisition values of the acquired companies and North County.

 Discounted Terminal Value Analysis

   Hovde estimated the present value of the North County common stock by assuming a range of discount rates from 12% to 15% and an 18% annual growth rate in earnings through 2004, starting with earnings of $5.52 million in 1999. In arriving at the value of North County's common stock, Hovde assumed an earnings growth rate of 3.5% from 2005 into perpetuity. This terminal value was then discounted, along with yearly cash flows for 1999 through 2004, to arrive at the present value for North County's common stock. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of North County common stock. This analysis and its underlying assumptions yielded a range of value for North County's shares of approximately $15.64 to $21.52, compared to a total merger consideration of $21.00 per share.

   Hovde is a nationally recognized investment banking firm. Hovde, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, private placements and valuations for corporate and other purposes. Pursuant to a letter agreement dated June 20, 1997, between North County and Hovde, North County engaged Hovde to advise it with respect to various business matters, including potential sales transactions like the proposed merger with Wells Fargo. In the event the merger is consummated with Wells Fargo, North County will pay a fee to Hovde pursuant to the terms of the letter agreement. The fee will be based on the aggregate merger consideration equal to the sum of (a) the greater of the stated or market value of any cash, securities or other forms of consideration issued to shareholders of North County in connection with the merger, and (b) all other consideration paid or payable by Wells Fargo under covenants not to compete, earnouts or comparable arrangements. The fee payable to Hovde will be as follows:

  .  2.0% of the first $10 million of aggregate merger consideration;

  .  1.5% of the next $10 million of aggregate merger consideration; and

  .  1 .0% of the merger consideration in excess of $20 million.

   The agreement with Hovde also provides for North County to indemnify Hovde and its affiliates against certain liabilities to which it may become subject to as a result of its services to North County under the agreement, including liabilities under securities laws, as well as other specified conditions.

   An affiliate of Hovde, Financial Institution Partners, L.P., is the holder of 581,834 shares of common stock of North County. In addition, the following additional affiliates of Hovde are the beneficial owners of the following shares of North County common stock: Financial Institution Partners, II, L.P.-- 1,260 shares; Eric D. Hovde--12,438 shares and Steven D. Hovde--57 shares.

Additional Interests Of North County Management

   Certain members of North County's management have interests in the merger that are in addition to their interests as shareholders of North County generally. North County's board of directors was aware of these interests and considered them, among other things, when it approved the merger agreement.

 Accelerated Vesting Of Stock Options

   As a result of the merger, currently non-vested options to acquire 297,650 shares of North County common stock granted under North County's stock option plans will vest and become exercisable prior to the effective date of the merger. The stock options have exercise prices ranging from $2.38 to $13.00, depending on the date they were granted, and would have otherwise vested periodically until February 2009. The merger agreement requires North County to redeem for cash, in an amount equal to the fair market value per share of such redeemed option minus the exercise price thereof, any non-qualified option not exercised as of immediately before the merger and as to which the holder has elected in writing, prior to the special meeting of North County shareholders, to have redeemed by North County. See "The Merger Agreement--Basic Plan Of Reorganization--Redemption Of Unexercised North County Stock Options." Any options that have not been exercised or redeemed will expire as of the effective time of the merger.

   The following table sets forth the directors and executive officers of North County who have options that will accelerate as a result of the merger if the merger occurs before January 21, 2000, together with the number of option shares subject to the options whose vesting dates will accelerate.

                                                                   Option Shares
                                                                    Subject To
                                                                    Accelerated
      Name                                                            Vesting
      ----                                                         -------------
   Alan P. Chamberlain............................................      8,152
   Gary T. Clem...................................................     21,210
   G. Bruce Dunn..................................................      8,151
   Michael J. Gilligan............................................     23,991
   Ronald K. Goode................................................      6,381
   James M. Gregg.................................................     15,885
   Rod D. Jones...................................................     52,040
   Jack Port......................................................      7,300
   Clarence R. Smith..............................................      8,152
   Raymond V. Stone...............................................      7,144
   Burnet F. Wohlford.............................................      8,154
                                                                      -------
     Total........................................................    166,560
                                                                      =======

 Change in Control Payments

   Various executive and senior officers of North County, including Rod D. Jones, Gary T. Clem and Michael J. Gilligan, have entered into change in control severance compensation agreements with North County. Among other things, these agreements generally provide for the payment of specified amounts to the employees (12 or 18 months of base salary) if (a) they are terminated within a certain period of time following a change of control, other than for cause, or (b) if they resign within a certain period of time following a change in control and following the occurrence of certain events, including a diminishing of their base salary or a relocation of their employment. Completion of the Wells Fargo merger transaction will be a change in control for purposes of these agreements.

   Under the terms of the merger agreement with Wells Fargo, employees of North County will be eligible to participate in the Wells Fargo Salary Continuation Plan upon completion of the merger unless they are participants in any severance or salary continuation plan of North County or parties to an employment agreement. In certain instances, the severance benefits available under the Wells Fargo Salary Continuation Plan may be greater than the benefits available to North County's executive and senior officers under their respective change in control severance compensation agreements, and it is therefore anticipated that certain of the executive and senior officers of North County who are parties to change in control severance compensation agreements may elect to terminate these agreements prior to the closing of the merger in order to become participants in the Wells Fargo Salary Continuation Plan.

   The change in control severance compensation agreement of Rod Jones, the President of North County, provides that upon a change in control Mr. Jones will be entitled to cash severance compensation equal to twice his average annual salary and bonus compensation paid in 1998 and 1999, payable in 24 monthly installments. Mr. Jones would be entitled to this severance compensation in the event Wells Fargo terminates Mr. Jones' employment, other than for cause, within 24 months of a change in control, or if Mr. Jones resigns his employment within 24 months following a change in control following the occurrence of certain events, including a diminishing of base salary or a relocation of employment. Mr. Jones would also be entitled to receive the severance compensation under this agreement if he resigns his employment at anytime after the later to occur of (a) January 1, 2001 and (b) six months following the change in control and, in any case, within 24 months following the change in control where no grounds then exist that would permit Wells Fargo to terminate his employment for cause.

   Rod Jones is also party to a salary continuation agreement which provides that Mr. Jones will receive benefits in the amount of $70,000 per year for 15 years upon retirement at age 65, provided that he remains continuously employed by North County until age 65. In the event of a reorganization, such as the merger with Wells Fargo, Mr. Jones' retirement benefits under the salary continuation agreement will become fully vested and not subject to forfeiture for any reasons whatsoever.

 Business Completion Payments

   It is anticipated that, prior to the merger, certain officers and other employees of North County will enter business completion payment agreements with North County and Wells Fargo that will provide for cash payments upon completion of continued employment through one or more specified milestone dates. One version of the agreement will provide for an initial cash payment following completion of the merger and a second cash payment following the earliest to occur of (a) Wells Fargo's release of the employee, (b) the completion of the conversion to Wells Fargo's systems or (c) March 31, 2001. Approximately 10 employees, including North County executive officers Gary Clem and Michael Gilligan, are expected to enter into this version of the agreement. Total payments to these 10 individuals are expected to be approximately
$        , including total payments to Messrs. Clem and Gilligan of
approximately $       and $      , respectively.

   A second version of the agreement will provide for a single, lump sum cash payment following the earliest to occur of (a) Wells Fargo's release of the employee, (b) the completion of the conversion to Wells Fargo's systems or (c) March 31, 2001. No initial payment will be made following completion of the merger. Approximately seven employees are expected to enter into this version of the agreement. Total payments to these seven individuals are expected to be
approximately $         .

   A third version of the agreement will provide for an initial cash payment following the earliest to occur of (a) Wells Fargo's release of the employee,
(b) the completion of the conversion to Wells Fargo's systems or (c) March 31, 2001 and a second cash payment upon completion of continued employment for days after the trigger date for the initial payment. Only Rod Jones, President of North County, is expected to enter into this version of the agreement. Total
payments to Mr. Jones are expected to be approximately $       .

 Indemnification and Insurance

   Wells Fargo has agreed to ensure that all rights to indemnification and all limitations of liability existing in North County's articles of incorporation or bylaws in favor of the present and former directors and officers of

North County with respect to claims arising from (a) facts or events that occurred before the effective time of the merger or (b) the merger agreement or any of the transactions contemplated thereby will survive the merger and continue in full force and effect.

   Subject to certain exceptions and limitations, Wells Fargo has agreed to use its best efforts to cause to be maintained for a period of four years following the merger the current policies of directors' and officers' liability insurance maintained by North County with respect to claims arising from facts or events that occurred before the merger becomes effective.

Dissenters' Rights

   In connection with the merger, North County shareholders may be entitled to dissenters' rights under Chapter 13 of the California General Corporation Law
(CGCL), the relevant provisions of which are attached to this proxy statement-prospectus as Appendix C. The following description of dissenters' rights under California law is qualified in its entirety by reference to Chapter 13 of the CGCL.

 Availability Of Dissenters' Rights

   Because North County common stock is traded on the Nasdaq National Market, North County shareholders will have dissenters' rights in connection with the merger only if demands for cash payment are made in accordance with Section 1301 of the CGCL by the holders of 5% or more of the outstanding shares of North County common stock. If dissenters' rights are available to you and you properly exercise and perfect your dissenters' rights under the CGCL, then North County will be required to purchase your shares of North County common stock at their fair market value as of September 29, 1999, the day before the merger was announced, excluding any appreciation or depreciation due to the proposed merger.

 Exercising Dissenters' Rights

   To exercise your dissenters' rights:

  (1) You must make written demand on North County for the purchase of your shares of North County common stock and for the payment to you in cash of the fair market value of the shares.

    . The demand must state the number of shares of North County common stock you hold of record and must contain a statement of what you claim to be the fair market value of the shares as of September 29, 1999, the day before the announcement of the merger.

    . The statement of fair value will constitute an offer by you to sell your shares at that price.

    . To be effective, your demand must be received by North County or its transfer agent not later than the date of the special meeting to vote on the merger.

    . You may not withdraw your demand for payment unless North County consents to the withdrawal.

  (2) You must not vote your shares in favor of the merger. If you sign and return a proxy without voting instructions, and do not revoke the proxy, the proxy will be voted in favor of the merger. This will result in your losing dissenters' rights as to the shares covered by the proxy.

   If sent to North County, your demand should be addressed as follows:

     North County Bancorp
     444 South Escondido Boulevard
     Escondido, California 92025
     Attention: Michael J. Gilligan

   If sent to North County's transfer agent, your demand should be addressed as follows:

     American Stock Transfer & Trust Company
     Re: North County Bancorp
     40 Wall Street, 46th Floor
     New York, NY 10005
     Attention: Paula Caroppoli

 Notification Of Merger Approval

   If the holders of 5% or more of the outstanding shares of North County common stock make demands in accordance with Section 1301 of the CGCL and the merger is approved by North County shareholders, then North County will within 10 days after such approval mail to each North County shareholder who has properly exercised his or her dissenters' rights a notice of approval of the merger by North County shareholders. The notice will be accompanied by:

  .  copies of Sections 1300, 1301, 1302, 1303 and 1304 of the CGCL;

  . a statement of the price determined by North County to represent the dissenting shares' fair market value as of September 29, 1999, the day before the merger was announced; and

  . a brief description of the procedure to be followed if the shareholder wants to exercise his or her dissenters' rights under

   The statement of price constitutes an offer by North County to purchase at the price stated any dissenting shares.

   If the holders of less than 5% of the outstanding shares of North County common stock make demands for cash payment, no shareholder of North County will have dissenters' rights.

 Submission Of Share Certificates

   Within 30 days after the date on which North County mails the notice of approval of the merger, you must submit to North County at its principal office or at the office of its transfer agent the certificates representing your shares of North County common stock. The address of North County and the name and address of its transfer agent are set forth above.

 Agreement As To Fair Market Value

   If North County and you agree that your shares are dissenting shares and agree upon the price of the shares, you will be entitled to the agreed price plus interest thereon at the legal rate on judgments from the date of the merger agreement. Payment of the purchase price will be made within 30 days after you and North County agree as to the price or within 30 days after all of the statutory or contractual conditions to the merger have been satisfied, whichever is later, subject to surrender of the certificates representing your shares.

   If North County denies that your shares are dissenting shares or North County and you do not agree upon the fair market value of the shares, then you or North County may file a complaint in the superior court of the proper county in California requesting that the court determine the issue. The complaint must be filed within six months after the date on which notice of approval of the merger is mailed to dissenting shareholders.

   On trial of the dissenters' rights action, the court will first determine whether the shares are dissenting shares. If so determined, the court will then determine the fair market value of the shares or appoint one or more impartial appraisers to determine the fair market value of the shares.

 Termination Of Dissenting Share And Shareholder Status

   Your shares of North County common stock will lose their dissenting share status and you will cease to be dissenting shareholder upon the happening of any of the following:

  .  North County abandons the merger;

  .  You transfer the shares prior to their submission to North County;

  . North County and you do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither you nor North County files a complaint within six months after the date on which notice of approval of the merger is mailed to dissenting shareholders; or

  . With the consent of North County, you withdraw your demand for the purchase price of your dissenting shares.

 Beneficial Ownership

   A person who has a beneficial interest in North County common stock that is held of record in the name of another person (e.g., trustee or nominee) will need to cause the record owner to exercise dissenters' rights on his or her behalf in accordance with the requirements of Chapter 13 of the CGCL.

Exchange Of Certificates

   After completion of the merger, Norwest Bank Minnesota, National Association, acting as exchange agent for Wells Fargo, will mail to each holder of record of shares of North County common stock a form of letter of transmittal, together with instructions for the exchange of the holder's North County stock certificates for a certificate representing Wells Fargo common stock.

   North County shareholders should not send in their certificates until they receive the letter of transmittal form and instructions.

   No dividend or other distribution declared on Wells Fargo common stock after completion of the merger will be paid to the holder of any certificates for shares of North County common stock until after the certificates have been surrendered for exchange.

   When the exchange agent receives a surrendered certificate or certificates from a shareholder, together with a properly completed letter of transmittal, it will issue and mail to the shareholder a certificate representing the number of whole shares of Wells Fargo common stock to which the shareholder is entitled, plus cash for the amount of any remaining fractional share and any cash dividends that are payable with respect to the shares of Wells Fargo common stock so issued. No interest will be paid on the fractional share amount or amounts payable as dividends or other distributions.

   A certificate for Wells Fargo common stock may be issued in a name other than the name in which the surrendered certificate is registered if (a) the certificate surrendered is properly endorsed and accompanied by all documents required to transfer the shares to the new holder and (b) the person requesting the issuance of the Wells Fargo common stock certificate either pays to the exchange agent in advance any transfer and other taxes due or establishes to the satisfaction of the exchange agent that such taxes have been paid or are not due.

   The exchange agent will issue stock certificates for Wells Fargo common stock in exchange for lost, stolen or destroyed certificates for North County common stock upon receipt of a lost certificate affidavit and a bond indemnifying Wells Fargo for any claim that may be made against Wells Fargo as a result of the lost, stolen or destroyed certificates.

   After completion of the merger, no transfers will be permitted on the books of North County. If, after completion of the merger, certificates for North County common stock are presented for transfer to the exchange agent, they will be canceled and exchanged for certificates representing Wells Fargo common stock.

   None of Wells Fargo, North County, the exchange agent or any other person will be liable to any former holder of North County common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Regulatory Approvals

   The merger is subject to the prior approval of the Board of Governors of the Federal Reserve System and the California Department of Financial Institutions.

 Federal Reserve Board Approval

   The approval of the Federal Reserve Board is required because Wells Fargo is a bank holding company registered under the Bank Holding Company Act. On November 4, 1999, Wells Fargo filed an application with the Federal Reserve Board requesting approval of the merger. As of the date of this proxy statement-prospectus, the Federal Reserve Board had not acted on Wells Fargo's application.

 California Department of Financial Institutions

   The approval of the California Department of Financial Institutions is required because North County Bank is a state-chartered bank and the merger will result in Wells Fargo acquiring control of North County, the parent holding company of North County Bank. On November 22, 1999, Wells Fargo filed an application for approval of the merger with the California Department of Financial Institutions. As of the date of this proxy statement-prospectus, the California Department of Financial Institutions had not acted on Wells Fargo's application.

   The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by North County shareholders is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.

   Wells Fargo and North County are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the merger to become effective other than those described above. Wells Fargo and North County intend to seek any other approval and to take any other action that may be required to effect the merger. There can be no assurance that any required approval or action can be obtained or taken prior to the special meeting.

   The merger cannot be completed unless all necessary regulatory approvals are granted. In addition, Wells Fargo may elect not to complete the merger if any condition under which any regulatory approval is granted is unreasonably burdensome to Wells Fargo. See "The Merger Agreement--Conditions To The Merger" and "--Termination Of The Merger Agreement."

Effect Of Merger On North County's Employee Benefit Plans

   The merger agreement provides that, subject to any eligibility requirements applicable to such plans, employees of North County will be entitled to participate in those Wells Fargo employee benefit and welfare plans specified in the merger agreement. Eligible employees of North County will enter each of such plans no later than the first day of the calendar quarter which begins at least 32 days after completion of the merger.

U.S. Federal Income Tax Consequences Of The Merger

   The following is a summary of the anticipated material U.S. federal income tax consequences of the merger to North County shareholders who are citizens or residents of the United States and who, on the date of disposition of their shares of North County common stock, hold such shares as capital assets. This summary does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment circumstances, or to certain types of investors, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, "S" corporations, limited liability corporations, foreign corporations and taxpayers subject to alternative minimum tax.

   The summary is based on the U.S. federal income tax laws as currently in effect and as currently interpreted. It does not cover issues of state, local or foreign taxation. Nor does it address all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their personal circumstances or to shareholders subject to special rules under U.S. federal income tax laws. Future legislation, regulations, administrative rulings and court decisions may alter the tax consequences summarized below.

   The summary does not address the tax consequences to the holders of North County options who, in connection with the merger, exercise their options or receive cash upon redemption of their options by North County.

   The anticipated U.S. federal income tax consequences to North County shareholders are as follows:

  . A shareholder who receives shares of Wells Fargo common stock in exchange for shares of North County common stock will not recognize any gain or loss on the receipt of the shares of Wells Fargo common stock, except for cash received in lieu of a fractional share. The shareholder's gain or loss on the receipt of cash in lieu of a fractional share will equal the difference between the cash received and the basis of the fractional share exchanged.

  . A shareholder's tax basis in the shares of Wells Fargo common stock received will be the same as the shareholder's tax basis in the shares of North County common stock exchanged in the merger, less any cash received in lieu of fractional shares.

  . The holding period of the shares of Wells Fargo common stock received by a shareholder will include the holding period of the shareholder's shares of North County common stock exchanged in the merger, but only if the shares of North County common stock were held as a capital asset at the time the merger is completed.

   North County is not required to complete the merger unless it receives an opinion of counsel or its independent accountants that these will be the U.S. federal income tax consequences of the merger. The opinion may make certain assumptions and may rely on representations of the parties to the merger as to factual matters. It will reflect the opinion giver's judgment as to the tax status of the merger under the Code and will not be binding on the Internal Revenue Service. There is no assurance that the IRS will not take a contrary position regarding the tax consequences of the merger, nor is there any assurance that the IRS would not prevail in the event the tax consequences of the merger were litigated.

   The U.S. federal income tax summary set forth above is included for general information only and may or may not be applicable depending upon a shareholder's particular situation. Shareholders should consult their tax advisors with respect to the tax consequences to them of the merger, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax law. North County option holders should consult their tax advisers as to the consequences of exercising their options or receiving cash upon redemption of their options by North County.

Resale Of Wells Fargo Common Stock Issued In The Merger

   The Wells Fargo common stock issued in the merger will be freely transferable under the Securities Act of 1933, except for shares issued to North County shareholders who are considered to be "affiliates" of North County or Wells Fargo under Rule 145 under the Securities Act or of Wells Fargo under Rule 144 under the Securities Act. The definition of "affiliate" is complex and depends on the specific facts, but generally includes directors, executive officers, 10% stockholders and other persons with the power to direct the management and policies of the company in question.

   Affiliates of North County may not sell the shares of Wells Fargo common stock received in the merger except (a) pursuant to an effective registration statement under the Securities Act, (b) in compliance with an exemption from the registration requirements of the Securities Act or (c) in compliance with Rule 144 and Rule 145 under the Securities Act. Generally, those rules permit resales of stock received by affiliates so long as Wells Fargo has complied with certain reporting requirements and the selling stockholder complies with certain volume and manner of sale restrictions.

   North County has agreed to use its best efforts to deliver to Wells Fargo signed representations by each person who may be deemed to be an affiliate of North County that the person will not sell, transfer or otherwise dispose of the shares of Wells Fargo common stock to be received by the person in the merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder.

   This proxy statement-prospectus does not cover any resales of Wells Fargo common stock received by affiliates of North County.

Stock Exchange Listing

   The shares of Wells Fargo common stock to be issued in the merger will be listed on the New York Stock Exchange and the Chicago Stock Exchange. The listing of the Wells Fargo common stock to be issued in the merger is a condition to North County's obligation to complete the merger.

Accounting Treatment

   Wells Fargo will account for the merger as a purchase. Wells Fargo will record, at fair value, the acquired assets and assumed liabilities of North County. To the extent the total purchase price exceeds the fair value of the assets acquired and liabilities assumed, Wells Fargo will record goodwill. Wells Fargo will include in its results of operations the results of North County's operations after the merger.

   The unaudited pro forma data included in this proxy statement-prospectus for the merger have been prepared using the purchase method of accounting. See "Summary--Comparative Per Common Share Data."

                              THE MERGER AGREEMENT

   The following is a summary of certain provisions of the merger agreement, as amended. Copies of the merger agreement and the amendment to the merger agreement are attached to this proxy statement-prospectus as Appendix A and are incorporated by reference into this proxy statement-prospectus. When used in this document, the term "merger agreement" refers to the merger agreement, as amended. This summary is qualified in its entirety by reference to the full text of the merger agreement. North County shareholders are encouraged to read the merger agreement carefully and in its entirety. Parenthetical references are to the relevant paragraph or paragraphs of the merger agreement.

Basic Plan Of Reorganization

   The merger agreement provides that a wholly-owned subsidiary of Wells Fargo will merge by statutory merger with and into North County, with North County as the surviving corporation. (paragraph 1(a))

 Exchange Of North County Shares For Wells Fargo Shares

   In the merger, each share of North County common stock outstanding immediately before the merger, other than shares as to which dissenters' rights are exercised, will be exchanged for the number of shares of Wells Fargo common stock determined by dividing the Adjusted Wells Fargo Shares by the number of shares of North County common stock then outstanding. (paragraph 1(a)(i))

  . The number of Adjusted Wells Fargo Shares will equal the Aggregate Share Amount divided by the Wells Fargo Measurement Price.

  . The Aggregate Share Amount will equal $112,000,000 plus the aggregate exercise price of all Options exercised by cash payments between the date of the merger agreement and the day immediately before the closing date of the merger, minus the Cash Surrender Amount.

  . The Cash Surrender Amount will equal the difference between (i) the product of (A) the Fair Market Value Per Share multiplied by (B) the number of Redeemed Options minus (ii) the aggregate exercise price of all Redeemed Options.

  .  Fair Market Value Per Share is $21.00.

  . Option means any option issued under North County's 1983 Incentive Stock Option Plan, 1991 Stock Option Plan or 1997 Stock Option Plan.

  . Redeemed Option means any Option redeemed by North County pursuant to paragraph 4(r) of the merger agreement.

  . The Wells Fargo Measurement Price will equal the average of the closing prices of a share of Wells Fargo common stock as reported on the consolidated tape of the New York Stock Exchange during the period of 20 trading days ending on the day immediately before the special meeting of North County shareholders.

   If before the merger is completed the outstanding shares of Wells Fargo are increased or decreased in number or changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, reclassification, recapitalization, stock dividend, stock split or other similar change in capitalization, then an appropriate and proportionate adjustment will be made to the exchange ratio. (paragraph 1(b))

   The price of Wells Fargo common stock on the effective date of the merger may be higher or lower than the Wells Fargo Measurement Price. No adjustment will be made to the number of shares of Wells Fargo common stock you will receive to reflect fluctuations in the price of Wells Fargo common stock occurring after the special meeting.

Redemption Of Unexercised North County Options

   North County has also agreed to redeem for cash each non-qualified Option that has not been exercised as of immediately before the merger and as to which the holder has elected in writing, prior to the special meeting of North County shareholders, to have redeemed by North County. The redemption price for each non-qualified Option share will equal the Fair Market Value Per Share minus the exercise price of the Option. (paragraph 4(r), as amended)

Cash In Lieu Of Fractional Shares

   If the aggregate number of shares of Wells Fargo common stock you will receive in the merger does not equal a whole number, you will receive cash instead of the fractional share. The cash payment will be equal to the product of the fractional part of the share of Wells Fargo common stock multiplied by the average of the closing prices of a share of Wells Fargo common stock as reported on the consolidated tape of the New York Stock Exchange for each of the five trading days ending on the date immediately preceding the special meeting. (paragraph 1(c))

Effective Date And Time Of The Merger

   The effective date of the merger will be the day on which a certificate of merger is filed with and accepted by the California Secretary of State. The merger agreement provides that the certificate of merger will be filed within 10 business days after the satisfaction or waiver of all conditions to the merger or such other date as Wells Fargo and North County may agree, provided that the date will not be before January 15, 2000. The effective time of the merger will be 11:59 p.m., Sacramento, California time, on the effective date of the merger. (paragraph 1(d))

Representations And Warranties

   The merger agreement contains various representations and warranties by Wells Fargo and North County concerning (a) their organization and legal authority to engage in their respective businesses; (b) their capitalization;
(c) their corporate authority to enter into the merger agreement and complete the merger, (d) the absence of certain material changes; (e) compliance with laws; (f) material contracts; (g) absence of certain litigation; and (h) undisclosed liabilities. (paragraphs 2 and 3) Because the representations and warranties do not survive completion of the merger, they function primarily as a due diligence device and a closing condition (that is, they must continue to be true in all material respects until the merger is completed).

Certain Covenants

   The merger agreement has a number of covenants and agreements that govern the actions of North County and Wells Fargo pending completion of the merger. Some of the covenants and agreements are summarized below.

 Termination Of North County Option Plan

   North County has agreed to terminate its 1983 Incentive Stock Option Plan, 1991 Stock Option Plan and 1997 Stock Option Plan. North County has also agreed to redeem for cash all North County non-qualified options that, as of immediately before the merger, have not been exercised and as to which the holders have elected, in writing and prior to the special meeting, to have redeemed by North County. See "Basic Plan Of Reorganization--Redemption Of Unexercised North County Options" above for more information on redemption of outstanding North County non-qualified options.

 Conduct Of Business

  North County

   Except as otherwise permitted or required by the merger agreement, North County and each North County subsidiary will:

  .  maintain its corporate existence in good standing;

  .  maintain the general character of its business;

  .  conduct its business in the ordinary and usual manner;

  . extend credit in accordance with existing lending policies and provide Wells Fargo access to its loan files, except that it will not, without the prior written consent of Wells Fargo, which consent will be deemed waived under certain specified circumstances:

  . make any new loan or modify, restructure or renew any existing loan (except pursuant to commitments made prior the merger agreement) to any borrower if the amount of the resulting loan, when aggregated with all other loans or extensions of credit to such person, would exceed $750,000; or

  . make any extensions of credit aggregating in excess of $500,000 to a person who was not a borrower as of the date of the merger agreement. (paragraph 4(a))

   Except as otherwise permitted or required by the merger agreement, North County and each North County subsidiary will not:

  . amend or otherwise change its articles of incorporation or association or bylaws;

  . issue or sell or authorize for issuance or sale, or grant any options or make other agreements with respect to the issuance or sale or conversion of, any shares of its capital stock, phantom shares or other share equivalents, or any other of its securities, except that North County may issue shares of North County common stock upon exercise of outstanding stock options;

  .  authorize or incur any long-term debt (other than deposit liabilities);

  . mortgage, pledge or subject to a lien or other encumbrance any of its properties, except in the ordinary course of business;

  . enter into any material agreement, contract or commitment in excess of $25,000 except banking transactions in the ordinary course of business and in accordance with policies and procedures in effect as of the date of the merger agreement;

  . make any investments except investments made by bank subsidiaries in the ordinary course of business for terms of up to one year and in amounts of $100,000 or less and except for "fed funds" investments made in the ordinary course of business;

  . amend or terminate any employee benefit plans except as required by law or the terms of the merger agreement;

  . declare dividends other than any dividend declared by a subsidiary's board of directors in accordance with applicable law and regulation;

  .  redeem, purchase or otherwise acquire any capital stock of North County;

  . increase the compensation of any officers, directors or executive employees, except pursuant to existing compensation plans, agreements and practices;

  . sell or otherwise dispose of any shares of capital stock of North County or any of its subsidiaries; or

  . sell or otherwise dispose of any of its assets or properties other than in the ordinary course of business. (paragraphs 4(a) and (b))

  Wells Fargo

   Wells Fargo has agreed to conduct its business and to cause its significant subsidiaries to conduct their respective businesses in compliance with all material obligations and duties imposed by laws, regulations, rules and ordinances or by judicial orders, judgments and decrees applicable to them or to their businesses or properties.

 Competing Transactions

   Neither North County or any North County subsidiary nor any director, officer, representative or agent of North County or any North County subsidiary may, directly or indirectly, solicit, authorize the solicitation of or, except to the extent that North County's board of directors shall conclude in good faith, after taking into account the written advice of its outside counsel, that to fail to do so could reasonably be determined to violate its fiduciary obligations under applicable law, enter into any discussions with any third party concerning any offer or possible offer to

  . purchase its common stock, any security convertible into its common stock, or any other equity security of North County or any of its subsidiaries;

  . make a tender or exchange offer for any shares of its common stock or other equity security of North County or any of its subsidiaries;

  . purchase, lease or otherwise acquire the assets of North County or any of its subsidiaries except in the ordinary course of business; or

  . merge, consolidate or otherwise combine with North County or any of its subsidiaries.

North County and each of its subsidiaries, as applicable, has also agreed to promptly inform Wells Fargo if any third party makes an offer or inquiry concerning any of the foregoing. (paragraph 4(h))

 Year 2000 Compliance

   North County will cooperate with Wells Fargo to assess the impact of the merger on North County's continued compliance with the Year 2000 project management process as set forth in the May 5, 1997 Federal Financial Institutions Examination Council (FFIEC) Interagency Statement on the Year 2000 and subsequent guidance documents. North County will take such action, in consultation with Wells Fargo, as may be necessary to amend North County's Year 2000 project assessment and remediation plan. North County will continue its current preparations for compliance with the FFIEC requirements and will not rely on the completion of the merger to satisfy its FFIEC requirements. (paragraph 4(p))

 Other Covenants

   The merger agreement contains various other covenants, including covenants relating to the preparation and distribution of this proxy statement-prospectus, access to information, and the listing on the New York and Chicago Stock Exchanges of the shares of Wells Fargo common stock to be issued in the merger. In addition, North County has agreed to (a) establish such additional accruals and reserves as are necessary to conform its accounting and credit loss reserve practices and methods to those of Wells Fargo and Wells Fargo's plans with respect to the conduct of North County's business after the merger and (b) use its best efforts to deliver to Wells Fargo prior to completion of the merger signed representations substantially in the form attached as Exhibit B to the merger agreement from each executive officer, director or shareholder of North County who may reasonably be deemed an "affiliate" of North County within the meaning of such term as used in Rule 145 of the Securities Act. (paragraphs 4(l) and 4(m) and Exhibit B) See "The Merger--Resale Of Wells Fargo Common Stock Issued In The Merger."

Conditions To The Merger

   Under the merger agreement, various conditions are required to be met before the parties are obligated to complete the merger. These conditions are customary and include such items as the receipt of shareholder, regulatory and listing approval, and the receipt by North County of a favorable tax opinion. (paragraphs 6 and 7) See "The Merger--U.S. Federal Income Tax Consequences Of The Merger."

   The obligations of the parties are also subject to the continued accuracy of the other party's representations and warranties, the performance by the other party of its obligations under the merger agreement, and, subject to certain exceptions, the absence of any changes that have had or might be reasonably expected to have an adverse effect on North County. Some of the conditions to the merger are subject to exceptions and/or a "materiality" standard. Certain conditions to the merger may be waived by the party seeking to assert the condition. (paragraphs 6 and 7)

Termination Of The Merger Agreement

 Termination by Mutual Consent

   Wells Fargo and North County can agree to terminate the merger agreement at any time before completion of the merger. (paragraph 9(a)(i))

 Termination by Either Wells Fargo or North County

   Either Wells Fargo or North County can terminate the merger agreement without the consent of the other if any of the following occurs:

  . The merger has not been completed by April 30, 2000, unless the failure to complete the merger is due to the failure of the party seeking to terminate to perform or observe in all material respects the covenants and agreements to be observed or performed by the party. (paragraph 9(a)(ii))

  . A court or governmental authority of competent jurisdiction has issued a final order restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement. (paragraph 9(a)(iii))

   Either Wells Fargo or North County also may terminate the merger agreement if the board of directors of North County in good faith determines that a Takeover Proposal (defined below) constitutes a Superior Proposal (defined below), provided that North County may not terminate the merger agreement in such event unless North County has not breached its non-solicitation covenant in the merger agreement and North County pays a termination fee of $3,500,000 to Wells Fargo. (paragraphs 9(a)(v) and 9(d)) For purposes of this provision:

  . "Takeover Proposal" means a bona fide proposal or offer by a person to make a tender or exchange offer, or to engage in a merger, consolidation or other business combination involving North County or to acquire in any manner a substantial equity interest in, or all or substantially all of the assets of, North County.

  . "Superior Proposal" means a bona fide proposal or offer made by a person to acquire North County pursuant to a tender or exchange offer, a merger, consolidation or other business combination or an acquisition of all or substantially all of the assets of, North County and its subsidiaries on terms which North County's board of directors determines in good faith, after taking into account the advice of counsel, to be more favorable to North County and its shareholders than the transactions contemplated by the merger agreement. (paragraph 9(a)(v))

 Termination by Wells Fargo

   Wells Fargo may terminate the merger agreement if (a) North County's board of directors fails to recommend approval of the merger agreement or withdraws or modifies in a manner materially adverse to Wells Fargo its approval or recommendation of approval of the merger agreement; (b) after an agreement to engage in or the occurrence of an Acquisition Event (defined below) or after a third party shall have made a proposal to North County or its shareholders to engage in an Acquisition Event, the merger agreement is not approved by North County shareholders at the special meeting; or (c) a meeting of North County shareholders to approve the merger agreement is not held prior to March 15, 2000 and North County has failed to comply with its obligations to call and caused to be held such meeting as provided in the merger agreement. (paragraph 9(a)(vi))

   For purposes of this provision, an "Acquisition Event" means any of the following: (a) a merger, consolidation or similar transaction involving North County or North County Bank or any successor to North County or the bank, (b) a purchase, lease or other acquisition in one or a series of related transactions of assets of North County or any of its subsidiaries representing 25% or more of the consolidated assets of North County and its subsidiaries or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 25% or more of the voting power of North County or the bank in each case with or by a person or entity other than Wells Fargo or an affiliate of Wells Fargo.

   If Wells Fargo terminates the merger agreement under this provision, North County is required to pay Wells Fargo a termination fee of $3,500,000 if prior to such termination or within 12 months after such termination (a) North County or North County Bank or any successor to North County or the bank enters into an agreement to engage in an Acquisition Event (defined above) or an Acquisition Event occurs, or (b) North County's board of directors authorizes or approves an Acquisition Event or publicly announces an intention to authorize or approve or recommends that North County shareholders approve or accept any Acquisition Event. (paragraph 9(d))

Effect Of Termination

   Generally, if either party terminates the merger agreement, it becomes void without any liability to either party other than for willful and material breaches occurring before termination; however, the provisions of the merger agreement governing confidential information and expenses incurred in connection with the merger continue in effect after termination of the merger agreement. (paragraph 9(b))

Waiver And Amendment

   Either Wells Fargo or North County may waive any inaccuracies in the representations and warranties of the other party or compliance by the other party with any of the covenants or conditions contained in the merger agreement. (paragraph 16)

   Wells Fargo and North County can amend the merger agreement at any time before the merger is completed; however, the merger agreement prohibits them from amending the merger agreement after North County shareholders approve the merger if the amendment would change in a manner adverse to North County shareholders the consideration to be received by North County shareholders in the merger. (paragraph 17)

Expenses

   Subject to certain exceptions, Wells Fargo and North County will each pay their own expenses in connection with the merger, including fees and expenses of their respective independent auditors and counsel. (paragraph 10)

                        COMPARISON OF STOCKHOLDER RIGHTS

   The following is a summary of material differences between the rights of North County shareholders and the rights of Wells Fargo stockholders. It is not a complete statement of the provisions affecting, and the differences between, the rights of North County shareholders and Wells Fargo stockholders. The summary is qualified in its entirety by reference to the California General Corporation Law (CGCL), the Delaware General Corporation Law (DGCL), North County's articles of incorporation and bylaws, and Wells Fargo's restated certificate of incorporation and bylaws.

General

   Upon completion of the merger, holders of North County common stock will become stockholders of Wells Fargo. There are material differences in the rights of North County shareholders as compared to the rights of Wells Fargo stockholders. The rights of North County shareholders are governed by California law and North County's articles of incorporation and bylaws and the rights of Wells Fargo stockholders are governed by Delaware law and Wells Fargo's restated certificate of incorporation and bylaws.

   A description of Wells Fargo's common stock is contained in Wells Fargo's current report on Form 8-K filed October 14, 1997. A description of the preferred stock purchase rights that are attached to shares of Wells Fargo common stock is included in Wells Fargo's registration statement on Form 8-A dated October 21, 1998. See "Where You Can Find More Information." These descriptions may be updated from time to time by amendments or reports filed by Wells Fargo with the SEC.

Authorized And Outstanding Capital Stock

 Wells Fargo

   Wells Fargo's restated certificate of incorporation currently authorizes the issuance of 4,000,000,000 shares of Wells Fargo common stock, par value $1-2/3 per share, 20,000,000 shares of preferred stock, without par value, and 4,000,000 shares of preference stock, without par value. At September 30, 1999, there were 1,649,763,637 shares of Wells Fargo common stock outstanding, 6,550,197 shares of Wells Fargo preferred stock outstanding, and no shares of Wells Fargo preference stock outstanding.

 North County

   North County's articles of incorporation authorize the issuance of 10,000,000 shares of common stock, without par value, and no shares of preferred stock. An aggregate of 5,120,667 shares of common stock were issued and outstanding as of November 10, 1999.

Rights Plan

 Wells Fargo

   Each share of Wells Fargo common stock (including shares that will be issued in the merger) has attached to it one preferred share purchase right. Once exercisable, each right allows the holder to purchase a fractional share of Wells Fargo's Series C Junior Participating Preferred Stock. A right, by itself, does not confer on its holder any rights of a Wells Fargo stockholder, including the right to vote or receive dividends, until the right is exercised. The rights trade automatically with shares of Wells Fargo common stock. The rights are designed to protect the interests of Wells Fargo and its stockholders against coercive takeover tactics. The rights are intended to encourage potential acquirors to negotiate on behalf of all stockholders the terms of any proposed takeover. Although not their purpose, the rights may deter takeover proposals.

 North County

   North County has no comparable share purchase rights plan.

Number And Election Of Directors

 Wells Fargo

   Wells Fargo's bylaws provide for a board of directors consisting of not less than 10 nor more than 28 persons, each serving a term of one year or until his or her earlier death, resignation or removal. The number of directors of Wells Fargo is currently fixed at 25. Directors of Wells Fargo may be removed with or without cause by the affirmative vote of the holders of a majority of the shares of Wells Fargo capital stock entitled to vote thereon. Vacancies on Wells Fargo's board of directors may be filled by majority vote of the remaining directors or, in the event a vacancy is not so filled or if no director remains, by the stockholders. Directors of Wells Fargo are elected by plurality of the votes of shares of Wells Fargo capital stock entitled to vote thereon present in person or by proxy at the meeting at which directors are elected. Wells Fargo's restated certificate of incorporation does not currently permit cumulative voting in the election of directors.

 North County

   North County's bylaws provide for a board of directors consisting of not fewer than seven (7) nor more than ten (10) directors. North County's bylaws further provide that the exact number of directors shall be fixed form time to time, within the foregoing range, by a bylaw or amendment thereof duly adopted by North County's shareholders, or by North County's board of directors. The number of directors on North County's board is currently fixed at nine (9). Each director is elected annually and serves until the next annual meeting of shareholders and until the director's successor is elected and has qualified. In connection with the election of directors, North County's shareholders are entitled to vote their shares cumulatively if a candidate's or candidates' names have been properly placed in nomination prior to the voting and a shareholder present at the shareholders' meeting has given notice of his or her intention to vote his or her shares cumulatively. If a shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. Cumulative voting entitles a shareholder to give one nominee as many votes as is equal to the number of directors to be elected multiplied by the number of shares owned by such shareholder, or to distribute his or her votes on the same principle between two or more nominees as he or she deems appropriate. The candidates receiving the highest number of votes, up to the number of directors to be elected, will be elected. Vacancies on the North County board of directors (except for a vacancy created by the removal of a director) may be filled by a majority of the remaining directors. Any vacancy not filled by the directors may be filled by the North County shareholders. A vacancy in the board of directors created by the removal of a director may only be filled by the vote of a majority of the shares at a duly called meeting or by unanimous written consent of the holders of the outstanding shares. Any or all of the directors of North County may be removed without cause if such removal is approved by a majority of the outstanding shares entitled to vote; provided, however, that unless the entire board is removed, no director may be removed when the votes cast against removal would be sufficient to elect such director if voted cumulatively at an election in which the same total number of votes were cast, and the entire number of directors authorized at the time of the directors' most recent election were then being elected.

Amendment Of Governing Documents

 Wells Fargo

   Wells Fargo's restated certificate of incorporation may be amended only if the proposed amendment is approved by Wells Fargo's board of directors and thereafter approved by a majority of the outstanding stock entitled to vote thereon and by a majority of the outstanding stock of each class entitled to vote thereon as a class. Wells Fargo's bylaws may be amended by a majority of Wells Fargo's board of directors or by a majority of the outstanding stock entitled to vote thereon. Shares of Wells Fargo preferred stock and Wells Fargo preference stock currently authorized in Wells Fargo's restated certificate of incorporation may be issued by Wells Fargo's board of directors without amending Wells Fargo's restated certificate of incorporation or otherwise obtaining the approval of Wells Fargo's Stockholders.

 North County

   In general, North County's articles of incorporation may be amended only if the proposed amendment is approved by North County's board of directors and thereafter approved by a majority of the outstanding North County shares entitled to vote thereon. North County's bylaws may be amended by a majority of North County's board of directors or by a majority of the outstanding shares entitled to vote thereon; provided, however, that the North County board may adopt a by-law or amendment thereof changing the authorized number of directors only for the purpose of fixing the exact number of directors within the range specified by North County's bylaws.

Approval Of Mergers And Assets Sales

 Wells Fargo

   Except as described below, the affirmative vote of a majority of the outstanding shares of Wells Fargo common stock entitled to vote thereon is required to approve a merger or consolidation involving Wells Fargo or the sale, lease or exchange of all or substantially all of Wells Fargo's corporate assets. No vote of the stockholders is required, however, in connection with a merger in which Wells Fargo is the surviving corporation and (a) the agreement of merger for the mergers does not amend in any respect Wells Fargo's restated certificate of incorporation, (b) each share of capital stock outstanding immediately before the merger is to be an identical outstanding or treasury share of Wells Fargo after the merger and (c) the number of shares of capital stock to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) does not exceed 20% of the shares of Wells Fargo's capital stock outstanding immediately before the merger.

 North County

   The CGCL generally requires a vote by the shareholders of (a) each constituent corporation to a merger, (b) a corporation selling all or substantially all of its assets, (c) the acquiring corporation in either a share-for-share exchange or a sale-of-assets reorganization, and (d) a parent corporation (even though it is not a "constituent corporation") whose equity securities are being issued in connection with a corporate reorganization such as a triangular merger. The CGCL does not require shareholder approval in the case of any corporation in a merger as to which such corporation and/or its shareholders will hold five-sixths or more of the voting power of the surviving or acquiring corporation after consummation of the merger (unless the shares acquired in such merger have different rights, preferences, privileges or restrictions than those surrendered).

Preemptive Rights

 Wells Fargo

   Neither Wells Fargo's restated certificate of incorporation nor its bylaws grants preemptive rights to its stockholders.

 North County

   North County's articles of incorporation do not grant shareholders preemptive rights to subscribe to any or all issues of North County shares or securities.

Appraisal Rights

 Wells Fargo

   Section 262 of the DGCL provides for stockholder appraisal rights in connection with consolidations and mergers generally; however, appraisal rights are not available to holders of any class or series of stock that, at the record date fixed to determine stockholders entitled to receive notice of and to vote at the meeting to act upon the agreement of consolidation or merger, were either (a) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (b) held of record by more than 2,000 stockholders, so long as stockholders receive shares of the surviving corporation or another corporation whose shares are so listed or designated or held by more than 2,000 stockholders. Wells Fargo common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange and currently held by more than 2,000 stockholders. As a result, assuming that the other conditions described above are satisfied, holders of Wells Fargo common stock will not have appraisal rights in connection with consolidations and mergers involving Wells Fargo.

 North County

   Under the CGCL, if the approval of the outstanding shares of a corporation is required for a reorganization or merger, each shareholder of the corporation entitled to vote on the transaction, by complying with the provisions of Chapter 13 of the CGCL, may require the corporation of which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which qualify as dissenting shares in accordance with the requirements of Chapter 13 of the CGCL. The fair market value of dissenting shares is determined as of the day before the first announcement of the terms of the proposed reorganization or merger, excluding any appreciation or depreciation in consequence of the proposed action; however; "dissenting shares" do not include shares which immediately prior to the reorganization or merger are either (a) listed on any national securities exchange certified by California's Commissioner of Corporations under subdivision (o) of Section 25100 or (b) listed on the list of OTC margin stock issued by the Board of Governors of the Federal Reserve System unless demands for payment with respect to such shares are filed with respect to 5% or more of the outstanding shares of such class. See "The Merger--Dissenters' Rights."

Special Meetings

 Wells Fargo

   Under the DGCL, special meetings of stockholders may be called by the board of directors or by such persons as may be authorized in the certificate of incorporation or bylaws. Wells Fargo's bylaws provide that a special meeting of stockholders may be called only by the chairman of the board, a vice chairman, the president or a majority of Wells Fargo's board of directors. Holders of Wells Fargo common stock do not have the ability to call a special meeting of stockholders.

 North County

   Under the CGCL, a special meeting of shareholders of a California corporation may be called by the board, the chairman of the board, the president, the holders of shares entitled to cast not less than 10 percent of the votes at the meeting or by such additional persons as may be provided in the articles of incorporation or bylaws. North County's articles of incorporation and North County's bylaws do not alter the manner in which a special meeting of shareholders may be called.

Directors' Duties

 Wells Fargo

   The DGCL does not specifically enumerate directors' duties. In addition, the DGCL does not contain any provision specifying what factors a director must and may consider in determining a corporation's best interests. However, judicial decisions in Delaware have established that, in performing their duties, directors are bound to use that degree of care which ordinarily prudent persons would use in similar circumstances.

 North County

   Pursuant to the CGCL, a director is obligated to perform his or her duties in good faith, in a manner such director believes to be in the best interests of the corporation and its shareholders and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. In performing the duties of a director, a director is entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by officers or employees of the corporation, the corporation's counsel or independent accountant or a committee of the board upon which the director does not serve, so long as, in any such case, the director acts in good faith, after reasonable inquiry when the need therefor is indicted by the circumstances and without knowledge that would cause such reliance to be unwarranted.

Action Without A Meeting

 Wells Fargo

   As permitted by Section 228 of the DGCL and Wells Fargo's restated certificate of incorporation, any action required or permitted to be taken at a stockholders' meeting may be taken without a meeting pursuant to the written consent of the holders of the number of shares that would have been required to effect the action at an actual meeting of the stockholders.

 North County

   As permitted by Section 603 of the CGCL, and as provided in North County's bylaws, any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting pursuant to the written consent of the holders of the number of shares that would have been required to effect the action at an actual meeting of the shareholders, provided that directors may not be elected by written consent of shareholders unless the consent is unanimous. Prompt notice must be given of any corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders entitled to vote who have not consented in writing.

Limitations On Directors' Liability

 Wells Fargo

   Wells Fargo's restated certificate of incorporation provides that a director (including an officer who is also a director) of Wells Fargo shall not be liable personally to Wells Fargo or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability arising out of (a) any breach of the director's duty of loyalty to Wells Fargo or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) payment of a dividend or approval of a stock repurchase in violation of Section 174 of the DGCL or
(d) any transaction from which the director derived an improper personal benefit. This provision protects Wells Fargo's directors against personal liability for monetary damages from breaches of their duty of care. It does not eliminate the director's duty of care and has no effect on the availability of equitable remedies, such as an injunction or rescission, based upon a director's breach of his duty of care.

 North County

   North County's articles of incorporation provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permitted under California law. The CGCL provides that a director who performs his duties in good faith, as discussed in more detail above under "Directors' Duties," shall have no liability based upon any alleged failure to discharge the person's obligations as a director.

Indemnification Of Officers And Directors

 Wells Fargo

   Wells Fargo's restated certificate of incorporation provides that Wells Fargo must indemnify, to the fullest extent authorized by the DGCL, each person who was or is made a party to, is threatened to be made a party to, or is involved in, any action, suit, or proceeding because he is or was a director or officer of Wells Fargo (or was serving at the request of Wells Fargo as a director, trustee, officer, employee, or agent of another entity) while serving in such capacity against all expenses, liabilities, or loss incurred by such person in connection therewith, provided that indemnification in connection with a proceeding brought by such person will be permitted only if the proceeding was authorized by Wells Fargo's board of directors. Wells Fargo's restated certificate of incorporation also provides that Wells Fargo must pay expenses incurred in defending the proceedings specified above in advance of their final disposition, provided that if so required by the DGCL, such advance payments for expenses incurred by a director or officer may be made only if he undertakes to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified. Wells Fargo's restated certificate of incorporation authorizes Wells Fargo to provide similar indemnification to employees or agents of Wells Fargo.

   Pursuant to Wells Fargo's restated certificate of incorporation, Wells Fargo may maintain insurance, at its expense, to protect itself and any directors, officers, employees or agents of Wells Fargo or another entity against any expense, liability or loss, regardless of whether Wells Fargo has the power or obligation to indemnify that person against such expense, liability or loss under the DGCL.

   The right to indemnification is not exclusive of any other right which any person may have or acquire under any statute, provision of Wells Fargo's restated certificate of incorporation or Wells Fargo bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

 North County

   North County's bylaws provide that North County may indemnify each of its officers, directors, employees and agents against expenses, judgments, fines, settlements and other amounts, actually and reasonably incurred by such person having been made or having been threatened to be made a party to a proceeding to the fullest extent possible by the provisions of the CGCL, and that North County may advance the expenses reasonably expected to be incurred by such officers, directors, employees and agents in defending any such proceeding upon receipt of the undertaking required by the CGCL. The CGCL permits such indemnification if such individual has acted in good faith and in a manner the person reasonably believed to be in the best interest of the corporation, and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful.

Dividends

 Wells Fargo

   Delaware corporations may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. Section 170 of the DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Wells Fargo is also subject to Federal Reserve Board policies regarding payment of dividends, which generally limit dividends to operating earnings. See "Regulation And Supervision Of Wells Fargo."

 North County

   The holders of North County common stock are entitled to receive dividends when and as declared by North County's board of directors out of funds legally available therefor. The CGCL provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The CGCL further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally are as follows: (a) the corporation's assets equal at least 1 times its liabilities; and (b) the corporation's current assets equal at least its current liabilities, or, if the average of the corporation's earnings before taxes on income before interest expense for two preceding fiscal years was less than the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years, then the corporation's current assets must equal at least 1 times its current liabilities. North County is also subject to Federal Reserve Board policies regarding payment of dividends, which generally limit dividends to operating earnings.

Corporate Governance Procedures; Nomination Of Directors

 Wells Fargo

   Wells Fargo's bylaws contain detailed advance notice and informational procedures which must be complied with in order for a stockholder to nominate a person to serve as a director. Wells Fargo's bylaws generally require a stockholder to give notice of a proposed nominee in advance of the stockholders meeting at which directors will be elected. In addition, Wells Fargo's bylaws contain detailed advance notice and informational procedures which must be followed in order for a Wells Fargo stockholder to propose an item of business for consideration at a meeting of Wells Fargo stockholders.

 North County

   North County's bylaws provide that shareholder nominations of directors must be made in accordance with certain procedures, including a requirements that notice of intention to make any nominations be in writing and received by North County no more than 60 days prior to any meeting of shareholders called for the election of directors, and no more than 10 days after the date the notice of such meeting is sent to shareholders; provided, however, that if only 10 days' notice of the meeting is sent to shareholders, such notice of intention to nominate must be received by North County not later than the time fixed in the notice for the opening of the meeting. The notice of intention to nominate is required to contain certain specified information. In addition, shareholders entitled to cast not less than 10 percent of the votes at a shareholders meeting may call a special meeting of shareholders.

                         INFORMATION ABOUT WELLS FARGO

General

   Wells Fargo is a diversified financial services company. Through its subsidiaries and affiliates, Wells Fargo provides retail, commercial, real estate and mortgage banking, asset management and consumer finance, as well as a variety of other financial services, including equipment leasing, agricultural finance, securities brokerage and investment banking, insurance agency services, computer and data processing services, trust services, mortgage-backed securities servicing, and venture capital investment.

   At September 30, 1999, Wells Fargo had consolidated total assets of $207.1 billion, consolidated total deposits of $131.6 billion and stockholders' equity of $22.2 billion. Based on assets at September 30, 1999, Wells Fargo was the 7th largest commercial banking organization in the United States.

   Wells Fargo expands its business in part by acquiring banking institutions and other companies engaged in activities closely related to banking. Wells Fargo continues to explore opportunities to acquire banking institutions and other companies permitted by the Bank Holding Company Act of 1956. Discussions are continually being carried on related to such acquisitions. It is not presently known whether, or on what terms, such discussions will result in further acquisitions. It is the policy of Wells Fargo not to comment on such discussions or possible acquisitions until a definitive agreement with respect thereto has been signed.

   Wells Fargo is a legal entity separate and distinct from its banking and nonbanking subsidiaries. As a result, the right of Wells Fargo--and thus the right of Wells Fargo's creditors--to participate in any distribution of assets or earnings of any subsidiary, other than in its capacity as a creditor of such subsidiary, is subject to the prior payment of claims of creditors of such subsidiary. The principal sources of Wells Fargo's revenues are dividends and fees from its subsidiaries. See "Regulation And Supervision Of Wells Fargo-- Dividend Restrictions" for a discussion of the restrictions on the subsidiary banks' ability to pay dividends to Wells Fargo.

   Wells Fargo's executive offices are located at 420 Montgomery Street, San Francisco, California 94163, and its telephone number is (800) 411-4932.

Management And Additional Information

   Information concerning executive compensation, the principal holders of voting securities, certain relationships and related transactions, and other related matters concerning Wells Fargo is included or incorporated by reference in its annual report on Form 10-K for the year ended December 31, 1998. Wells Fargo's annual report on Form 10-K is incorporated by reference into this proxy statement-prospectus. North County shareholders who want a copy of this annual report or any document incorporated by reference into the report may contact Wells Fargo at the address or phone number indicated below under "Where You Can Find More Information."

Information On Wells Fargo's Web Site

   Information on the Internet web site of Wells Fargo or any subsidiary of Wells Fargo is not part of this proxy statement-prospectus, and you should not rely on that information in deciding whether to approve the merger unless that information is also in this document or in a document that is incorporated by reference into this proxy statement-prospectus.

                   REGULATION AND SUPERVISION OF WELLS FARGO

   To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the full text of those provisions. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to Wells Fargo could have a material effect on the business of Wells Fargo.

General

   Wells Fargo, its banking subsidiaries and many of its nonbanking subsidiaries are subject to extensive regulation by federal and state agencies. The regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole and not for the protection of security holders.

   As discussed in more detail below, this regulatory environment, among other things, may restrict Wells Fargo's ability to diversify into certain areas of financial services, acquire depository institutions in certain states and pay dividends on its capital stock. It may also require Wells Fargo to provide financial support to one or more of its banking subsidiaries, maintain capital balances in excess of those desired by management and pay higher deposit insurance premiums as a result of the deterioration in the financial condition of depository institutions in general.

Regulatory Agencies

 Bank Holding Company

   Wells Fargo & Company, as a bank holding company, is subject to regulation under the Bank Holding Company Act of 1956 and to inspection, examination and supervision by the Board of Governors of the Federal Reserve System (Federal Reserve Board) under the Bank Holding Company Act of 1956.

 Subsidiary Banks

   Wells Fargo's national banking subsidiaries are subject to regulation and examination primarily by the Office of the Comptroller of the Currency (OCC) and secondarily by the Federal Reserve Board and the Federal Deposit Insurance Corporation (FDIC). Wells Fargo's state-chartered banking subsidiaries are subject to primary federal regulation and examination by the FDIC or the Federal Reserve Board and, in addition, are regulated and examined by their respective state banking departments.

 Nonbank Subsidiaries

   Many of Wells Fargo's nonbank subsidiaries also are subject to regulation by the Federal Reserve Board and other applicable federal and state agencies. Wells Fargo's brokerage subsidiaries are regulated by the SEC, the National Association of Securities Dealers, Inc. and state securities regulators. Wells Fargo's insurance subsidiaries are subject to regulation by applicable state insurance regulatory agencies. Other nonbank subsidiaries of Wells Fargo are subject to the laws and regulations of both the federal government and the various states in which they conduct business.

Bank Holding Company Activities

 Banking-Related Requirement

   Under the Bank Holding Company Act, bank holding companies generally may not acquire the beneficial ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank, without the Federal Reserve Board's prior approval. Also, bank holding companies generally may engage, directly or indirectly, only in banking and such other activities as the Federal Reserve Board determines to be closely related to banking.

   Effective March 11, 2000, subject to certain conditions, bank holding companies that elect to become financial holding companies may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. Also effective March 11, 2000, no regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. See "Financial Modernization" below.

 Interstate Banking

   Under the Riegle-Neal Interstate Banking and Branching Act (Riegle-Neal
Act), a bank holding company may acquire banks in states other than its home state, subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company not control, prior to or following the proposed acquisition, more than 10% of the total amount of deposits of insured depository institutions nationwide or, unless the acquisition is the bank holding company's initial entry into the state, more than 30% of such deposits in the state, or such lesser or greater amount set by the state.

   The Riegle-Neal Act also authorizes banks to merge across state lines, thereby creating interstate branches. States may opt out of the Interstate Banking Act and thereby prohibit interstate mergers in the state. Wells Fargo will be unable to consolidate its banking operations in one state with those of another state if either state in question has opted out of the Riegle-Neal Act. Of Wells Fargo's banking states, only Montana has opted out of the Interstate Banking Act. Montana has opted out until at least the year 2001.

 Regulatory Approval

   In determining whether to approve a proposed bank acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the Community Reinvestment Act of 1977.

Dividend Restrictions

   Wells Fargo & Company is a legal entity separate and distinct from its subsidiary banks and other subsidiaries. Its principal source of funds to pay dividends on its common and preferred stock and debt service on its debt is dividends from its subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that Wells Fargo's bank subsidiaries may pay without regulatory approval. Dividends payable by a national bank without the express approval of the OCC are limited to the bank's retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. The OCC defines retained net profits as net income, less dividends declared during the period, both of which are based on regulatory accounting principles. Wells Fargo's state-chartered subsidiary banks also are subject to state regulations that limit dividends.

   Before Wells Fargo Bank, National Association can declare dividends in 1999 without the prior approval of the OCC, it must have net income of $1.5 billion plus an amount equal to or greater than the dividends declared in 1999. Because it is not expected to meet this requirement, Wells Fargo Bank, National Association must obtain the prior approval of the OCC before it declares any dividends in 1999.

   Federal bank regulatory agencies have the authority to prohibit Wells Fargo's subsidiary banks from engaging in unsafe or unsound practices in conducting their businesses. The payment of dividends, depending on the financial condition of the bank in question, could be deemed an unsafe or unsound practice. The ability of Wells Fargo's subsidiary banks to pay dividends in the future is currently influenced, and could be further influenced, by bank regulatory policies and capital guidelines.

Holding Company Structure

 Transfer of Funds from Banking Subsidiaries

   Wells Fargo's banking subsidiaries are subject to restrictions under federal law that limit the transfer of funds or other items of value from these subsidiaries to Wells Fargo and its nonbanking subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value from a subsidiary to an affiliate or for the benefit of an affiliate. Unless an exemption applies, these transactions by a banking subsidiary with a single affiliate are limited to 10% of the subsidiary bank's capital and surplus and, with respect to all covered transactions with affiliates in the aggregate, to 20% of the subsidiary bank's capital and surplus. Also, loans and extensions of credit to affiliates generally are required to be secured in specified amounts.

 Source of Strength Doctrine

   The Federal Reserve Board has a policy that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and, under appropriate circumstances, to commit resources to support each such subsidiary bank. This support may be required at times when the bank holding company may not have the resources to provide it. Capital loans from Wells Fargo to any of its subsidiary banks are subordinate in right of payment to deposits and certain other indebtedness of the subsidiary bank. In addition, in the event of Wells Fargo's bankruptcy, any commitment by Wells Fargo to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

 Depositor Preference

   The Federal Deposit Insurance Act (FDI Act) provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including Wells Fargo.

 Liability of Commonly Controlled Institutions

   Under the FDI Act, an insured depository institution is generally liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with (a) the default of a commonly controlled insured depository institution or (b) any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. "Default" means generally the appointment of a conservator or receiver. "In danger of default" means generally the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

Capital Requirements

   Wells Fargo and each of its subsidiary banks are subject to capital adequacy requirements and guidelines administered by the Federal Reserve Board, the OCC and/or the FDIC.

   The Federal Deposit Insurance Corporation Act of 1991 (FDICIA) required that the Federal Reserve Board, the OCC and the FDIC adopt regulations defining five capital tiers for banks: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse effect on Wells Fargo's business.

   Quantitative measures, established by the regulators to ensure capital adequacy, require that Wells Fargo and each of its bank subsidiaries maintain minimum ratios of total capital to risk-weighted assets of eight percent (8%) and of Tier 1 capital to risk-weighted assets of four percent (4%).

   There are two categories of capital under the guidelines. Tier 1 capital includes common stockholders' equity, qualifying preferred stock and, for bank holding companies, trust preferred securities, less goodwill and certain other deductions, including the unrealized net gains and losses, after applicable taxes, on available-for-sale securities carried at fair value. Tier 2 capital includes preferred stock not qualifying as Tier 1 capital, mandatory convertible debt, subordinated debt, certain unsecured senior debt issued by Wells Fargo, the allowance for loans losses and net unrealized gains on marketable securities, subject to limitations established by the guidelines. At least half of total capital must be in the form of Tier1 capital.

   Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of four risk weights (0%, 20%, 50% and 100%) is applied to different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. For example, claims guaranteed by the U.S. government or one of its agencies are risk-weighted at 0%. Off-balance sheet items, such as loan commitments and derivative financial instruments, are also assigned one of the above risk weights after calculating balance sheet equivalent amounts. For example, certain loan commitments are converted at 50% and then risk-weighted at 100%. Derivative financial instruments are converted to balance sheet equivalents based on notional values, replacement costs and remaining contractual terms. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. In addition, the federal banking agencies have specified minimum "leverage ratio" (the ratio of Tier 1 capital to quarterly average total assets) guidelines for bank holding companies and state member banks. The minimum leverage ratio guideline is three percent (3%) for banking organizations that meet certain specified criteria, including that they have the highest regulatory rating. All other banking organizations and state member banks are required to maintain a leverage ratio of three percent (3%) plus an additional cushion of at least two percent (2%).

   The Federal Reserve Board's capital guidelines provide that banking organizations experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Also, the guidelines indicate that the Federal Reserve Board will consider a "tangible Tier 1 leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 capital (excluding intangibles) to total assets (excluding intangibles).

   The Federal Reserve Board, the FDIC and the OCC have adopted rules to incorporate market and interest rate risk components into their risk-based capital standards. Amendments to the risk-based capital requirements, incorporating market risk, became effective January 1, 1998. Under the new market risk requirements, capital will be allocated to support the amount of market risk related to a financial institution's ongoing trading activities.

   At September 30, 1999, Wells Fargo's ratio of total capital (the sum of Tier 1 and Tier 2 capital) to risk-weighted assets was 11.30% and its ratio of Tier 1 capital to risk-weighted assets was 8.71%. Wells Fargo's leverage ratio at September 30, 1999 was 7.22%. Wells Fargo's management believes that each of Wells Fargo's subsidiary banks met all capital requirements to which they are subject.

   As an additional means to identify problems in the financial management of depository institutions, the FDI Act requires federal bank regulatory agencies to establish certain non-capital safety and soundness standards for institutions for which they are the primary federal regulator. The standards relate generally to operations and management, asset quality, interest rate exposure and executive compensation. The agencies are authorized to take action against institutions that fail to meet such standards.

   Under FDICIA's prompt corrective action provisions applicable to banks, the most recent regulatory notification from the OCC concerning each of Wells Fargo's subsidiary banks categorized them as well capitalized. To be categorized as well capitalized, the institution must maintain a risk-based total capital ratio of at least ten percent (10%), a risk-based Tier 1 capital ratio of at least six percent (6%) and a leverage ratio of at least five percent (5%), and not be subject to a capital directive order. There are no conditions or events since that notification that management believes have changed the risk-based capital category of our subsidiary banks.

   The FDI Act requires federal bank regulatory agencies to take "prompt corrective action" with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. A depository institution's treatment for purposes of the prompt corrective action provisions will depend upon how its capital levels compare to various capital measures and certain other factors, as established by regulation.

FDIC Insurance

   Through the Bank Insurance Fund (BIF), the FDIC insures the deposits of Wells Fargo's depository institution subsidiaries up to prescribed limits for each depositor. The amount of FDIC assessments paid by each BIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution's capitalization risk category and supervisory subgroup category. An institution's capitalization risk category is based on the FDIC's determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. An institution's supervisory subgroup category is based on the FDIC's assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required.

   The BIF assessment rate currently ranges from zero to 27 cents per $100 of domestic deposits. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis. An increase in the BIF assessment rate could have a material adverse effect on Wells Fargo's earnings, depending on the amount of the increase. The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for one or more of Wells Fargo's subsidiary depository institutions could have a material adverse effect on Wells Fargo's earnings, depending on the collective size of the particular institutions involved.

   All FDIC-insured depository institutions must pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds, commonly referred to as FICO bonds, were issued to capitalize the Federal Savings and Loan Insurance Corporation. FDIC-insured depository institutions will continue to pay approximately 1.2 cents per $100 of BIF-assessable deposits until the earlier of December 31, 1999 or the date the last savings and loan association ceases to exist. Thereafter, they will pay an assessment rate equal to the rate assessed on deposits insured by the Savings Association Insurance Fund.

Fiscal And Monetary Policies

   Wells Fargo's business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. Wells Fargo is particularly affected by the policies of the Federal Reserve

Board, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the Federal Reserve are
(a) conducting open market operations in United States government securities,
(b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions' deposits, and (d) imposing or changing reserve requirements against certain borrowing by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of Wells Fargo.

Competition

   The financial services industry is highly competitive. Wells Fargo's subsidiaries compete with financial services providers, such as banks, savings and loan associations, credit unions, finance companies, mortgage banking companies, insurance companies, and money market and mutual fund companies. They also face increased competition from non-banking institutions such as brokerage houses and insurance companies, as well as from financial services subsidiaries of commercial and manufacturing companies. Many of these competitors enjoy the benefits of advanced technology, fewer regulatory constraints and lower cost structures.

   Under the Gramm-Leach-Bliley Act, effective March 11, 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act may significantly change the competitive environment in which the Company and its subsidiaries conduct business. See "Financial Modernization" below. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

Financial Modernization

   On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act which will, effective March 11, 2000, permit bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized under the FDICIA prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the Community Reinvestment Act (CRA) by filing a declaration that the bank holding company wishes to become a financial holding company. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

   The Gramm-Leach-Bliley Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Board has determined to be closely related to banking. A national bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has CRA rating of satisfactory or better.

                         INFORMATION ABOUT NORTH COUNTY

General

   North County is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956. North County is the parent holding company of North County Bank, a California state-chartered bank that commenced operations in 1974 and currently conducts business through ten full-service branch offices and one loan production office. Six of North County Bank's branches are located in San Diego County, with the remaining four branches located in Riverside County, all in Southern California. The bank's loan production office is in Renton, Washington.

   North County Bank provides a wide range of banking services to small and medium-sized businesses, real estate construction and development companies, professionals and individuals located in San Diego and Riverside counties, and offers small business loans through its loan production office in the Seattle, Washington area.

   North County is a legal entity separate and distinct form North County Bank, its banking subsidiary. North County does not have any subsidiaries which engage in non-banking activities. The principal source of income for North County is the dividends it receives from North County Bank.

   At September 30, 1999, North County had consolidated total assets of $340 million, consolidated total deposits of $301 million and stockholders' equity of $34 million.

   North County's executive offices are located at 444 South Escondido Boulevard, Escondido, CA 92025, and its telephone number is (760) 743-2200.

Certain Additional Information Incorporated by Reference and Delivered Herewith

   Additional information concerning North County, including information related to its business, properties, financial condition and results of operations and market for common equity is included in its annual report on Form 10-K for the year ended December 31, 1998, which is included in this proxy statement-prospectus as Appendix D. Additional information concerning the principal holders of voting securities and related shareholder matters of North County is included in North County's definitive Proxy Statement for its 1999 annual meeting of shareholders, which is included in this proxy statement-prospectus as Appendix E. See "Where You Can Find More Information."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Wells Fargo Share Prices And Dividends

   The following table shows the high and low sales prices of Wells Fargo common stock, and the cash dividends paid per share, for the quarterly periods indicated. Wells Fargo common stock trades on the New York and Chicago Stock Exchanges under the symbol "WFC." Before November 3, 1998, the common stock traded under the symbol "NOB." The information for the first three quarters of 1997 has been adjusted to reflect a 2-for-1 stock split on October 10, 1997. Amounts are in U.S. dollars.

                                                            High   Low  Dividend
                                                            ----- ----- --------
   1997
     First Quarter......................................... 26.63 21.63  0.150
     Second Quarter........................................ 29.63 22.19  0.150
     Third Quarter......................................... 32.16 28.13  0.150
     Fourth Quarter........................................ 39.50 29.75  0.165
   1998
     First Quarter......................................... 43.88 34.75  0.165
     Second Quarter........................................ 43.75 34.00  0.165
     Third Quarter......................................... 39.75 27.50  0.185
     Fourth Quarter........................................ 40.88 30.19  0.185
   1999
     First Quarter......................................... 40.44 32.13  0.185
     Second Quarter........................................ 44.88 34.38  0.200
     Third Quarter......................................... 45.31 36.44  0.200
     Fourth Quarter (through December   )..................              0.200

   The timing and amount of future dividends will depend on earnings, cash requirements, the financial condition of Wells Fargo and its subsidiaries, applicable government regulations and other factors deemed relevant by Wells Fargo's board of directors. As described in "Regulation And Supervision Of Wells Fargo--Dividend Restrictions," various federal and state laws limit the ability of affiliate banks to pay dividends to Wells Fargo.

North County Share Prices And Dividends

   North County common stock is traded on the Nasdaq National Market System under the symbol NCBH. Because of the relatively limited trading volume, there is not an active trading market for North County common stock. The following table sets forth, in U.S. dollars, the approximate high and low bid prices for North County common stock as reported by the National Daily Quotation Service for the periods indicated. These quotations reflect inter-dealer prices without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

                                                                     High   Low
                                                                     ----- -----
   1997
     First Quarter..................................................  9.88  7.13
     Second Quarter.................................................  9.25  7.50
     Third Quarter.................................................. 10.38  8.00
     Fourth Quarter................................................. 13.75 10.38
   1998
     First Quarter.................................................. 15.63 13.25
     Second Quarter................................................. 14.88 13.38
     Third Quarter.................................................. 13.38 10.50
     Fourth Quarter................................................. 12.50 11.38
   1999
     First Quarter.................................................. 14.00 12.50
     Second Quarter................................................. 16.63 11.50
     Third Quarter.................................................. 19.75 16.63
     Fourth Quarter (through December   )...........................

   On September 29, 1999, the day immediately prior to the public announcement of the merger, the last sale price of North County common stock was $19.625.

   North County's practice has been to retain earnings to provide funds for the operation and expansion of its business. Accordingly, North County has not paid any cash dividends on its common stock since 1984 and has no current plans to pay cash dividends in the foreseeable future. North County's ability to pay dividends depends primarily on the dividends it receives form North County Bank. There are various federal and California state laws that limit the ability of North County Bank to pay dividends to North County. North County's ability to pay dividends is also limited by state corporation law.

                                    EXPERTS

Wells Fargo's Independent Accountant

   The consolidated financial statements of Wells Fargo and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, incorporated by reference herein, have been incorporated herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

North County's Independent Accountants

   The financial statements of North County as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this proxy statement-prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    OPINIONS

Share Issuance

   Stanley S. Stroup, Executive Vice President and General Counsel of Wells Fargo, has rendered a legal opinion that the shares of Wells Fargo common stock offered hereby, when issued in accordance with the merger agreement, will be validly issued, fully paid and nonassessable. Mr. Stroup beneficially owns shares of Wells Fargo common stock and options to purchase additional shares of Wells Fargo common stock. As of the date of this proxy statement-prospectus, the total number of shares Mr. Stroup owns or has the right to acquire upon exercise of his options is less than 0.1% of the outstanding shares of Wells Fargo common stock.

Tax Matters

   PricewaterhouseCoopers LLP has given an opinion regarding the material U.S. federal income tax consequences of the merger. See "The Merger--U.S. Federal Income Tax Consequences Of The Merger."

                      WHERE YOU CAN FIND MORE INFORMATION

SEC Filings

   Wells Fargo and North County file annual, quarterly and current reports, proxy statements and other information with the SEC. Wells Fargo's and North County's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You can also read and copy any document filed by Wells Fargo or North County with the SEC at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You can also obtain copies of Wells Fargo's and North County's SEC filings at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

   Wells Fargo's SEC filings are also available from commercial document retrieval services and from the New York and Chicago Stock Exchanges. For information on obtaining copies of Wells Fargo's SEC filings at the New York Stock Exchange, call (212) 656-5060, and at the Chicago Stock Exchange, call
(312) 663-2423. North County's SEC filings are also available from commercial document retrieval services.

Registration Statement

   Wells Fargo filed a registration statement on Form S-4 to register with the SEC the Wells Fargo common stock to be issued to North County shareholders in the merger. This proxy statement-prospectus is part of that registration statement. As allowed by SEC rules, this proxy statement-prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

Documents Incorporated By Reference

   Some of the information you may want to consider in deciding how to vote on the merger is not physically included in this proxy statement-prospectus. Instead, the information is "incorporated by reference" to documents filed as appendixes to this proxy statement-prospectus or to documents that have been filed by Wells Fargo or North County with the SEC.

 Wells Fargo Documents

   This proxy statement-prospectus incorporates by reference the Wells Fargo SEC documents set forth below. All of the documents were filed under SEC File No. 001-2979. Documents filed before November 3, 1998 were filed under the name Norwest Corporation.

  . Annual Report on Form 10-K for the year ended December 31, 1998, including information specifically incorporated by reference into the Form 10-K from Wells Fargo's 1998 Annual Report to Stockholders and Wells Fargo's definitive Notice and Proxy Statement for Wells Fargo's 1999 Annual Meeting of Stockholders;

  . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

  . Current Reports on Form 8-K filed January 29, 1999, April 21, 1999, April 28, 1999, July 19, 1999, July 28, 1999, September 29, 1999 and
     October 19, 1999;

  . The description of Wells Fargo common stock contained in the Current Report on Form 8-K filed October 14, 1997, including any amendment or report filed to update such description;

  . The description of preferred stock purchase rights contained in the Registration Statement on Form 8-A dated October 21, 1998, including any amendment or report filed to update such description; and

  . All reports and definitive proxy or information statements filed by Wells Fargo pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement-prospectus and before completion of the merger and the exchange of Wells Fargo common stock for North County common stock.

 North County Documents

   This proxy statement-prospectus incorporates by reference the North County SEC documents set forth below. All of the documents were filed under SEC File No. 000-10627.

  . Annual Report on Form 10-K for the year ended December 31, 1998, including information specifically incorporated by reference into the Form 10-K from North County's definitive Notice and Proxy Statement for its 1999 Annual Meeting of Shareholders;

  . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

  .  Current Report on Form 8-K filed October 7, 1999.

  . All reports and definitive proxy or information statements filed by North County pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement-prospectus and before completion of the merger and the exchange of Wells Fargo common stock for North County common stock.

Documents Available Without Charge

   Wells Fargo and North County will provide, without charge, copies of any report incorporated by reference into this proxy statement-prospectus, excluding exhibits other than those that are specifically incorporated by reference in this proxy statement-prospectus. You may obtain a copy of any document incorporated by reference by writing or calling Wells Fargo or North County as follows:



                                                     North County:
              Wells Fargo:


                                                  Corporate Secretary
          Corporate Secretary                     North County Bancorp
         Wells Fargo & Company               444 South Escondido Boulevard
             MAC N9305-173                    Escondido, California 92025
          Sixth and Marquette                        (760) 743-2200

         Minneapolis, MN 55479

             (612) 667-8655

   To ensure delivery of the copies in time for the special meeting, your request should be received by January 17, 2000.

   In deciding how to vote on the merger, you should rely only on the information contained or incorporated by reference in this proxy statement-prospectus. Neither Wells Fargo nor North County has authorized any person to provide you with any information that is different from what is contained in this proxy statement-prospectus. This proxy statement-prospectus is dated December 21, 1999. You should not assume that the information contained in this proxy statement-prospectus is accurate as of any date other than such date, and neither the mailing to you of this proxy statement-prospectus nor the issuance to you of shares of Wells Fargo common stock will create any implication to the contrary.

                                   APPENDIX A

                               ----------------

                      AGREEMENT AND PLAN OF REORGANIZATION

                                 by and between

                              NOTH COUNTY BANCORP

                                      and

                             WELLS FARGO & COMPANY

                         Dated as of September 29, 1999

                               ----------------

                             AMENDMENT TO AGREEMENT

                                 by and between

                              NORTH COUNTY BANCORP

                                      and

                             WELLS FARGO & COMPANY

                         Dated as of November 29, 1999

                               ----------------

                             AMENDMENT TO AGREEMENT

   This AMENDMENT TO AGREEMENT (the "Amendment") , entered into as of the 29th day of November, 1999, by and between NORTH COUNTY BANCORP ("Company"), a California corporation, and WELLS FARGO & COMPANY ("Wells Fargo"), a Delaware corporation.

   WHEREAS, Company and Wells Fargo are parties to that certain agreement and plan of reorganization dated as of the 29th day of September, 1999, pursuant to the terms of which a wholly-owned subsidiary of Wells Fargo will merge with the Company,

   WHEREAS, the parties hereto have determined that paragraph 4(r) of the Agreement should be amended to limit its operation to non-qualified stock options.

   NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto do hereby agree as follows:

   1. Paragraph 4(r) of the Agreement is amended and restated in its entirety to read as follows:

     (r) Immediately prior to the Effective Time, Company shall redeem and shall cause its stock option committees under the Stock Option Plans to take all action necessary to redeem any Options which are non-qualified stock options and which the option holders have elected in writing, prior to the meeting of shareholders required by paragraph 4(c) hereof, to have redeemed by the Company ("Redeemed Options") in an amount for each Redeemed Option equal to the Fair Market Value Per Share of such Redeemed Option minus the exercise price thereof as set forth in an Option holder's option agreement or option agreements. Company shall withhold (and timely pay) all applicable withholding, and payroll taxes from the Cash Surrender Amount, and shall comply with all payroll reporting requirements with respect to such payments. In addition, Company shall, and shall cause its stock option committees to, determine the "Fair Market Value" (as defined in the Stock Option Plans) of a Redeemed Option to be an amount equal to the Fair Market Value Per Share as defined in this Agreement.

   2. Except as specifically amended herein, the Agreement remains in full force and effect.

   IN WITNESS WHEREOF, the parties have executed this Amendment to Agreement as of the day and year first above written.

 WELLS FARGO & COMPANY                    NORTH COUNTY BANCORP


      /s/ John E. Ganoe                           /s/ James M. Gregg
 By: _____________________________        By: _____________________________


      Executive Vice President                    Chairman and CEO
 Its: ____________________________        Its: ____________________________

                                   AGREEMENT
                                      AND
                             PLAN OF REORGANIZATION

   AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") entered into as of the 29th day of September, 1999, by and between NORTH COUNTY BANCORP ("Company"), a California corporation, and WELLS FARGO & COMPANY ("Wells Fargo"), a Delaware corporation.

   WHEREAS, the parties hereto desire to effect a reorganization whereby a wholly-owned subsidiary of Wells Fargo will merge with and into Company (the "Merger") pursuant to an agreement and plan of merger (the "Merger Agreement") in substantially the form attached hereto as Exhibit A, which provides, among other things, for the exchange of the shares of Common Stock of Company, no par value ("Company Common Stock"), outstanding immediately prior to the time the Merger becomes effective in accordance with the provisions of the Merger Agreement into shares of voting Common Stock of Wells Fargo of the par value of $1 2/3 per share ("Wells Fargo Common Stock"),

   NOW, THEREFORE, to effect such reorganization and in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto do hereby represent, warrant, covenant and agree as follows:

1. Basic Plan of Reorganization

   (a) Merger. Subject to the terms and conditions contained herein, a wholly-owned subsidiary of Wells Fargo (the "Merger Co.") will be merged by statutory merger with and into Company pursuant to the Merger Agreement, with Company as the surviving corporation, in which merger each share of Company Common Stock outstanding immediately prior to the Effective Time of the Merger (as defined below) (other than shares as to which statutory dissenters' appraisal rights have been exercised) will be exchanged for the number of shares of Wells Fargo Common Stock determined by dividing the Adjusted Wells Fargo Shares by the number of shares of Company Common Stock then outstanding.

   The "Adjusted Wells Fargo Shares" shall be a number equal to the Aggregate Share Amount divided by the Wells Fargo Measurement Price. The "Wells Fargo Measurement Price" is defined as the average of the closing prices of a share of Wells Fargo Common Stock as reported on the consolidated tape of the New York Stock Exchange during the period of 20 trading days ending on the day immediately preceding the meeting of shareholders required by paragraph 4(c) of this Agreement. The "Aggregate Share Amount" shall be $112,000,000 plus the aggregate exercise price of all Options exercised by cash payments between the date hereof and the day immediately prior to the Closing Date minus the Cash Surrender Amount. The "Cash Surrender Amount" shall equal the difference between (i) the product of (A) the "Fair Market Value Per Share" multiplied by
(B) the number of Redeemed Options, minus (ii) the aggregate exercise price of all Redeemed Options. "Fair Market Value Per Share" shall mean $21.00. "Option" has the meaning given it in paragraph 2(c).

   (b) Wells Fargo Common Stock Adjustments. If, between the date hereof and the Effective Time of the Merger, shares of Wells Fargo Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period (a "Common Stock Adjustment"), then the number of shares of Wells Fargo Common Stock into which a share of Company Common Stock shall be converted pursuant to subparagraph (a), above, will be appropriately and proportionately adjusted so that the number of such shares of Wells Fargo Common Stock into which a share of Company Common Stock shall be converted will equal the number of shares of Wells Fargo Common Stock which holders of shares of Company Common Stock would have received pursuant to such Common Stock Adjustment had the record date therefor been immediately following the Effective Time of the Merger.

   (c) Fractional Shares. No fractional shares of Wells Fargo Common Stock and no certificates or scrip certificates therefor shall be issued to represent any such fractional interest, and any holder thereof shall be paid an amount of cash equal to the product obtained by multiplying the fractional share interest to which such holder is entitled by the average of the closing prices of a share of Wells Fargo Common Stock as reported by the consolidated tape of the New York Stock Exchange for each of the five (5) trading days ending on the day immediately preceding the meeting of shareholders required by paragraph 4(c) of this Agreement.

   (d) Mechanics of Closing Merger. Subject to the terms and conditions set forth herein, the Merger Agreement shall be executed and a Certificate of Merger shall be filed with the Secretary of State of the State of California within ten (10) business days following the satisfaction or waiver of all conditions precedent set forth in Sections 6 and 7 of this Agreement or on such other date as may be agreed to by the parties (the "Closing Date"), provided that the Closing Date shall not occur prior to January 15, 2000. Each of the parties agrees to use its best efforts to cause the Merger to be completed as soon as practicable after the receipt of final regulatory approval of the Merger and the expiration of all required waiting periods. The time that the filing referred to in the first sentence of this paragraph is made is herein referred to as the "Time of Filing." The day on which such filing is made and accepted is herein referred to as the "Effective Date of the Merger." The "Effective Time of the Merger" shall be 11:59 p.m. Sacramento, California time on the Effective Date of the Merger. At the Effective Time of the Merger on the Effective Date of the Merger, the separate existence of Merger Co. shall cease and Merger Co. will be merged with and into Company pursuant to the Merger Agreement.

   The closing of the transactions contemplated by this Agreement and the Merger Agreement (the "Closing") shall take place on the Closing Date at the offices of Wells Fargo, 420 Montgomery Street, San Francisco, California, or such other place mutually agreed upon by Wells Fargo and Company.

   (e) The terms "Schedule" and "Schedules" as used in this Agreement refer to, collectively, the Schedules to be delivered by, respectively, the Company and Wells Fargo, to one another. The parties acknowledge that the Schedules have been delivered prior to the execution of this Agreement.

   2. Representations and Warranties of Company. Company represents and warrants to Wells Fargo as follows:

   (a) Organization and Authority. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and failure to be so qualified would have a material adverse effect on Company and the Company Subsidiaries taken as a whole and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Company is registered as a bank holding company with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Company has furnished Wells Fargo true and correct copies of its articles of incorporation and by-laws, as amended.

   (b) Company's Subsidiaries. Schedule 2(b) sets forth a complete and correct list of all of Company's subsidiaries as of the date hereof (individually a "Company Subsidiary" and collectively the "Company Subsidiaries"), all shares of the outstanding capital stock of each of which, except as set forth on
Schedule 2(b), are owned directly or indirectly by Company. No equity security of any Company Subsidiary is or may be required to be issued by reason of any option, warrant, scrip, preemptive right, right to subscribe to, call or commitment of any character whatsoever relating to, or security or right convertible into, shares of any capital stock of such subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Company Subsidiary is bound to issue additional shares of its capital stock, or any option, warrant or right to purchase or acquire any additional shares of its capital stock. All of such shares so owned by Company are fully paid and nonassessable and are owned by it free and clear of any lien, claim, charge, option, encumbrance or agreement with respect thereto. Each Company Subsidiary is a corporation or state banking association duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and has corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. Except as set forth on
Schedule 2(b), Company does not own beneficially, directly or indirectly, more than 5% of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture.

   (c) Capitalization. The authorized capital stock of Company consists of 10,000,000 shares of common stock, no par value per share, of which as of the close of business on June 30, 1999, 4,917,798 shares of common stock were outstanding and no shares of common stock were held in the treasury. The maximum number of shares of Company Common Stock (assuming for this purpose that phantom shares and other share-equivalents constitute Company Common Stock) that would be outstanding as of the Effective Date of the Merger if all options, warrants, conversion rights and other rights with respect thereto were exercised is 5,498,141. All of the outstanding shares of capital stock of Company have been duly and validly authorized and issued and are fully paid and nonassessable. Except as set forth in Schedule 2(c), there are no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls, preemptive rights or other rights obligating Company or any Company Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Company or any Company Subsidiary. As of the date hereof, the total number of options ("Options") and the exercise prices thereof issued pursuant to the Company's 1983 Incentive Stock Option Plan, the 1991 Stock Option Plan and the 1997 Stock Option Plan (collectively, the "Stock Option Plans") are as set forth on Schedule 2(c). Since June 30, 1999, no shares of Company capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by Company or any Company Subsidiary and no cash or stock dividends or other distributions have been declared, set aside, made or paid to the shareholders of Company.

   (d) Authorization. Company has the corporate power and authority to enter into this Agreement and the Merger Agreement and, subject to any required approvals of its shareholders, to carry out its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Merger Agreement by Company and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Company. Subject to such approvals of shareholders and of government agencies and other governing boards having regulatory authority over Company as may be required by statute or regulation, this Agreement and the Merger Agreement are valid and binding obligations of Company enforceable against Company in accordance with their respective terms.

   Except as set forth on Schedule 2(d), neither the execution, delivery and performance by Company of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by Company with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of Company or any Company Subsidiary under any of the terms, conditions or provisions of (x) its articles of incorporation or by-laws or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Company or any Company Subsidiary is a party or by which it may be bound, or to which Company or any Company Subsidiary or any of the properties or assets of Company or any Company Subsidiary may be subject, or
(ii) subject to compliance with the statutes and regulations referred to in the next paragraph, to the best knowledge of Company, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Company or any Company Subsidiary or any of their respective properties or assets.

   Other than in connection or in compliance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the BHC Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") or the California Financial Code, and filings required to effect the Merger under California law, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Company of the transactions contemplated by this Agreement and the Merger Agreement.

   (e) Company Financial Statements. The consolidated balance sheets of Company and Company's Subsidiaries as of December 31, 1998 and 1997 and related consolidated statements of income, stockholders' equity and cash flows for the three years ended December 31, 1998, together with the notes thereto, certified by PRICEWATERHOUSECOOPERS, LLP and included in Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Company 10-K") as filed with the Securities and Exchange Commission (the "SEC"), and the unaudited consolidated statements of financial condition of Company and Company's Subsidiaries as of June 30, 1999 and the related unaudited consolidated statements of income, stockholders' equity and cash flows for the six (6) months then ended included in Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999 as filed with the SEC (collectively, the "Company Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of Company and Company's Subsidiaries at the dates and the consolidated results of operations and cash flows of Company and Company's Subsidiaries for the periods stated therein.

   (f) Reports. Since December 31, 1993, Company and each Company Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q and proxy statements, (ii) the Federal Reserve Board, (iii) the Federal Deposit Insurance Corporation (the "FDIC"), and (iv) any applicable state securities or banking authorities. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "Company Reports." As of their respective dates, the Company Reports complied in all material respects with all the rules and regulations promulgated by the SEC, the Federal Reserve Board, the FDIC, and applicable state securities or banking authorities, as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Copies of all the Company Reports have been made available to Wells Fargo by Company.

   (g) Properties and Leases. Except as may be reflected in the Company Financial Statements and except for any lien for current taxes not yet delinquent, Company and each Company Subsidiary have good title free and clear of any material liens, claims, charges, options, encumbrances or similar restrictions to all the real and personal property reflected in Company's consolidated balance sheet as of June 30, 1999 included in Company's Quarterly Report on Form 10-Q for the period then ended, and all real and personal property acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business. All leases of real property and all other leases material to Company or any Company Subsidiary pursuant to which Company or such Company Subsidiary, as lessee, leases real or personal property, which leases are described on Schedule 2(g), are valid and effective in accordance with their respective terms, and there is not, under any such lease, any material existing default by Company or such Company Subsidiary or any event which, with notice or lapse of time or both, would constitute such a material default. Substantially all Company's and each Company Subsidiary's buildings and equipment in regular use have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted.

   (h) Taxes. Each of Company and the Company Subsidiaries has filed all federal, state, county, local and foreign tax returns, including information returns, required to be filed by it, and paid all taxes owed by it, including those with respect to income, withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise and sales taxes, and no taxes shown on such returns to be owed by it or assessments received by it are delinquent. The federal income tax returns of Company and the Company Subsidiaries for the fiscal year ended December 31, 1995, and for all fiscal years prior thereto, are for the purposes of routine audit by the Internal Revenue Service closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending. Except only as set forth on Schedule 2(h), (i) neither Company nor any Company Subsidiary is a party to any pending action or proceeding, nor is any such action or proceeding threatened by any governmental authority, for the assessment or collection of taxes, interest, penalties, assessments or deficiencies and (ii) no issue has been raised by any federal, state, local or foreign taxing authority in connection with an audit or examination of the tax returns, business or properties of Company or any Company Subsidiary which has not been settled, resolved and fully satisfied. Each of Company and the Company Subsidiaries has paid all taxes owed or which it is required to withhold from amounts owing to employees, creditors or other third parties. The consolidated balance sheet as of June 30, 1999, referred to in paragraph 2(e) hereof, includes adequate provision for all accrued but unpaid federal, state, county, local and foreign taxes, interest, penalties, assessments or deficiencies of Company and the Company Subsidiaries with respect to all periods through the date thereof.

   (i) Absence of Certain Changes. Since June 30, 1999 there has been no change in the business, financial condition or results of operations of Company or any Company Subsidiary, which has had, or may reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Company and the Company Subsidiaries taken as a whole.

   (j) Commitments and Contracts. Except as set forth on Schedule 2(j), neither Company nor any Company Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

     (i) any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director, employee or consultant (other than those which are terminable at will by Company or such Company Subsidiary);

     (ii) any plan, contract or understanding providing for any bonus, pension, option, deferred compensation, retirement payment, profit sharing or similar arrangement with respect to any present or former officer, director, employee or consultant;

     (iii) any labor contract or agreement with any labor union;

     (iv) any contract not made in the ordinary course of business containing covenants which limit the ability of Company or any Company Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, Company or any Company Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities);

     (v) any other contract or agreement which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K;

     (vi) any lease with annual rental payments aggregating $10,000 or more;

     (vii) any agreement or commitment with respect to the Community Reinvestment Act with any state or federal bank regulatory authority or any other party; or

     (viii) any current or past agreement, contract or understanding with any current or former director, officer, employee, consultant, financial adviser, broker, dealer, or agent providing for any rights of indemnification in favor of such person or entity.

   (k) Litigation and Other Proceedings. Company has furnished Wells Fargo copies of (i) all attorney responses to the request of the independent auditors for Company with respect to loss contingencies as of December 31, 1998 in connection with the Company financial statements included in the Company 10-K, and (ii) a written list of legal and regulatory proceedings filed against Company or any Company Subsidiary since said date. Neither Company nor any Company Subsidiary is a party to any pending or, to the best knowledge of Company, threatened, claim, action, suit, investigation or proceeding, or is subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or cannot reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Company and the Company Subsidiaries taken as a whole.

   (l) Insurance. Company and each Company Subsidiary is presently insured, and during each of the past five calendar years (or during such lesser period of time as Company has owned such Company Subsidiary) has been insured, for reasonable amounts against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable law and regulation.

   (m) Compliance with Laws. Company and each Company Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit it to own or lease its properties and assets and to carry on its business as presently conducted and that are material to the business of Company or such Company Subsidiary; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best knowledge of Company, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. The conduct by Company and each Company Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation. Neither Company nor any Company Subsidiary is in default under any order, license, regulation or demand of any federal, state, municipal or other governmental agency or with respect to any order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application and except as set forth on
Schedule 2(m), no federal, state, municipal or other governmental authority has placed any restriction on the business or properties of Company or any Company Subsidiary which reasonably could be expected to have a material adverse effect on the business or properties of Company and the Company Subsidiaries taken as a whole.

   (n) Labor. No work stoppage involving Company or any Company Subsidiary is pending or, to the best knowledge of Company, threatened. Neither Company nor any Company Subsidiary is involved in, or threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding which could materially and adversely affect the business of Company or such Company Subsidiary. Employees of Company and the Company Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees.

   (o) Material Interests of Certain Persons. Except as set forth on Schedule 2(o), to the best knowledge of Company no officer or director of Company or any Company Subsidiary, or any "associate" (as such term is defined in Rule l4a-1 under the Exchange Act) of any such officer or director, has any interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Company or any Company Subsidiary.

   Schedule 2(o) sets forth a correct and complete list of any outstanding loan from Company or any Company Subsidiary to any present officer, director, employee or any associate or related interest of any such person, which was required under Regulation O of the Federal Reserve Board to be approved by or reported to Company's or such Company Subsidiary's Board of Directors.

   (p) Company Benefit Plans.

     (i) Schedule 2(p)(i) sets forth each employee benefit plan with respect to which Company or any Company Subsidiary contributes, sponsors or otherwise has any obligation (the "Plans"). For purposes of this Section 2(p) and Schedule 2(p)(i), "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the term "Plan" or "Plans" means all employee benefit plans as defined in Section 3(3) of ERISA, and all other benefit arrangements including, without limitation, any plan, program, agreement, policy or commitment providing for insurance coverage of employees, workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, severance or termination of employment benefits, life, health, death, disability or accidental benefits.

     (ii) Except as disclosed on Schedule 2(p)(ii), no Plan is a "multiemployer plan" within the meaning of Section 3(37) of ERISA.

     (iii) Except as disclosed on Schedule 2(p)(iii), no Plan promises or provides health or life benefits to retirees or former employees except as required by federal continuation of coverage laws or similar state laws.

     (iv) Except as disclosed on Schedule 2(p)(iv), (a) each Plan is and has been in all material respects operated and administered in accordance with its provisions and applicable law including, if applicable, ERISA and the Code; (b) all reports and filings with governmental agencies (including but not limited to the Department of Labor, Internal Revenue Service, Pension Benefit Guaranty Corporation and the Securities and Exchange Commission) required in connection with each Plan have been timely made; (c) all disclosures and notices required by law or Plan provisions to be given to participants and beneficiaries in connection with each Plan have been properly and timely made; (d) there are no actions, suits or claims pending, other than routine uncontested claims for benefits with respect to each Plan; and (e) each Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service stating that the Plan (including all amendments) is tax qualified under Section 401(a) of the Code and Company knows of no reason that any such Plan is not qualified within the meaning of Section 401(a) of the Code and knows of no reason that each related Plan trust is not exempt from taxation under Section 501(a) of the Code.

     (v) Except as disclosed on Schedule 2(p)(v), (a) all contributions, premium payments and other payments required to be made in connection with the Plans as of the date of this Agreement have been made; (b) a proper accrual has been made on the books of Company for all contributions, premium payments and other payments due in the current fiscal year but not made as of the date of this Agreement; (c) no contribution, premium payment or other payment has been made in support of any Plan that is in excess of the allowable deduction for federal income tax purposes for the year with respect to which the contribution was made (whether under Sections 162, 280G, 404, 419, 419A of the Code or otherwise); and (d) with respect to each Plan that is subject to Section 301 of ERISA or Section 412 of the Code, Company is not liable for any accumulated funding deficiency as that term is defined in Section 412 of the Code and the projected benefit obligations determined as of the date of this Agreement do not exceed the assets of the Plan.

     (vi) Except as disclosed in Schedule 2(p)(vi) and to the best knowledge of Company, no Plan or any trust created thereunder, nor any trustee, fiduciary or administrator thereof, has engaged in a "prohibited transaction," as such term is defined in Section 4975 of the Code or
  Section 406 of ERISA or violated any of the fiduciary standards under Part 4 of Title 1 of ERISA which could subject such Plan or trust, or any trustee, fiduciary or administrator thereof, or any party dealing with any such Plan or trust, to a tax penalty or prohibited transactions imposed by
  Section 4975 of the Code or would result in material liability to Company and the Company Subsidiaries as a whole.

     (vii) No Plan subject to Title IV of ERISA or any trust created thereunder has been terminated, nor have there been any "reportable events" as that term is defined in Section 4043 of ERISA, with respect to any Plan, other than those events which may result from the transactions contemplated by this Agreement and the Merger Agreement.

     (viii) Except as disclosed in Schedule 2(p)(viii), neither the execution and delivery of this Agreement and the Merger Agreement nor the consummation of the transactions contemplated hereby and thereby will (a) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or employee or former employee of Company under any Plan or otherwise, (b) materially increase any benefits otherwise payable under any Plan, or (c) result in the acceleration of the time of payment or vesting of any such benefits to any material extent.

   (q) Proxy Statement, etc. None of the information regarding Company and the Company Subsidiaries supplied or to be supplied by Company in writing for inclusion in (i) a Registration Statement on Form S-4 to be filed with the SEC by Wells Fargo for the purpose of registering the shares of Wells Fargo Common Stock to be exchanged for shares of Company Common Stock pursuant to the provisions of the Merger Agreement (the "Registration Statement"), (ii) the proxy statement to be mailed to Company's shareholders in connection with the meeting to be called to consider the Merger (the "Proxy Statement") and (iii) any other documents to be filed with the SEC or any regulatory authority in connection with the transactions contemplated hereby or by the Merger Agreement will, at the respective times such documents are filed with the SEC or any regulatory authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders referred to in paragraph 4(c), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents which Company and the Company Subsidiaries are responsible for filing with the SEC and any other regulatory authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

   (r) Registration Obligations. Except as set forth on Schedule 2(r), neither Company nor any Company Subsidiary is under any obligation, contingent or otherwise, which will survive the Merger by reason of any agreement to register any of its securities under the Securities Act.

   (s) Brokers and Finders. Except for Hovde Financial, Inc., neither Company nor any Company Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Company or any Company Subsidiary in connection with this Agreement and the Merger Agreement or the transactions contemplated hereby and thereby.

   (t) Fiduciary Activities. Neither Company nor any Company Subsidiary has ever had any accounts for which it has acted as a fiduciary including but not limited to accounts for which it has served as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor; provided, however, that the Company Subsidiaries may have acted in a fiduciary capacity with respect to individual retirement accounts and Keogh accounts.

   (u) No Defaults. Except as set forth in Schedule 2(u), neither Company nor any Company Subsidiary is in default, nor has any event occurred which, with the passage of time or the giving of notice, or both, would constitute a default, under any material agreement, indenture, loan agreement or other instrument to which it is a party or by which it or any of its assets is bound or to which any of its assets is subject, the result of which has had or could reasonably be expected to have a material adverse effect upon Company and the Company Subsidiaries, taken as a whole. Except as set forth in Schedule 2(u), to the best of Company's knowledge, all parties with whom Company or any Company Subsidiary has material leases, agreements or contracts or who owe to Company or any Company Subsidiary material obligations other than with respect to those arising in the ordinary course of the banking business of the Company Subsidiaries are in compliance therewith in all material respects.

   (v) Environmental Liability. There is no legal, administrative, or other proceeding, claim, or action of any nature seeking to impose, or that could result in the imposition of, on Company or any Company Subsidiary, any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), pending or to the best of Company's knowledge, threatened against Company or any Company Subsidiary the result of which has had or could reasonably be expected to have a material adverse effect upon Company and Company's Subsidiaries taken as a whole; to the best of Company's knowledge there is no reasonable basis for any such proceeding, claim or action; and to the best of Company's knowledge neither Company nor any Company Subsidiary is subject to any agreement, order, judgment, or decree by or with any court, governmental authority or third party imposing any such environmental liability. Company has provided Wells Fargo with copies of all environmental assessments, reports, studies and other related information in its possession with respect to each bank facility and each non-residential OREO property.

   (w) Compliance with Year 2000 Requirements. Except as set forth in Schedule 2(w), Company is in full compliance with its Year 2000 project management process as set forth in the May 5, 1997 Federal Financial Institutions Examination Council ("FFIEC") Interagency Statement on the Year 2000 and subsequent guidance documents (the "FFIEC Requirements"). Company has made its Year 2000 project assessment and remediation plan available to Wells Fargo for review.

   (x) Required Shareholder Approval. The affirmative vote of a majority in outstanding shares and qualified to vote of Company is sufficient to approve the Merger, this Agreement, and the Merger Agreement, and the transactions contemplated thereby pursuant to the California General Corporation Law and pursuant to the articles and bylaws of Company.

   3. Representations and Warranties of Wells Fargo. Wells Fargo represents and warrants to Company as follows:

   (a) Organization and Authority. Wells Fargo is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and failure to be so qualified would have a material adverse effect on Wells Fargo and its subsidiaries taken as a whole and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Wells Fargo is registered as a bank holding company with the Federal Reserve Board under the BHC Act.

   (b) Wells Fargo Subsidiaries. Schedule 3(b) sets forth a complete and correct list as of December 31, 1998, of Wells Fargo's Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC) (individually a "Wells Fargo Subsidiary" and collectively the "Wells Fargo Subsidiaries"), all shares of the outstanding capital stock of each of which, except as set forth in
Schedule 3(b), are owned directly or indirectly by Wells Fargo. No equity security of any Wells Fargo Subsidiary is or may be required to be issued to any person or entity other than Wells Fargo by reason of any option, warrant, scrip, right to subscribe to, call or commitment of any character whatsoever relating to, or security or right convertible into, shares of any capital stock of such subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Wells Fargo Subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock. Subject to 12 U.S.C. (S) 55
(1982), all of such shares so owned by Wells Fargo are fully paid and nonassessable and are owned by it free and clear of any lien, claim, charge, option, encumbrance or agreement with respect thereto. Each Wells Fargo Subsidiary is a corporation or national banking association duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and has corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

   (c) Wells Fargo Capitalization. As of June 30, 1999, the authorized capital stock of Wells Fargo consists of (i) 20,000,000 shares of Preferred Stock, without par value, of which as of the close of business on June 30, 1999, 955,000 shares of Cumulative Tracking Preferred Stock, at $200 stated value, 9,596 shares of ESOP Cumulative Convertible Preferred Stock, at $1,000 stated value, 19,903 shares of 1995 ESOP Cumulative Convertible Preferred Stock, at $1,000 stated value, 21,288 shares of 1996 ESOP Cumulative Convertible Preferred Stock, at $1,000 stated value, 18,639 shares of 1997 ESOP Cumulative Convertible Preferred Stock, at $1,000 stated value, 8,560 shares of 1998 ESOP Cumulative Convertible Preferred Stock, $1,000 stated value, 45,508 shares of 1999 ESOP Cumulative Convertible Preferred Stock, $1,000 stated value, 1,500,000 shares of Adjustable-Rate Cumulative Preferred Stock, Series B, $50 stated value, and

4,000,000 shares of 6.59% Adjustable Rate Noncumulative Preferred Stock, Series B, $50 stated value, were outstanding; (ii) 4,000,000 shares of Preference Stock, without par value, of which as of the close of business on June 30, 1999, no shares were outstanding; and (iii) 4,000,000,000 shares of Common Stock, $1 2/3 par value, of which as of the close of business on June 30, 1999, 1,650,629,353 shares were outstanding and 15,465,932 shares were held in the treasury. All of the outstanding shares of capital stock of Wells Fargo have been duly and validly authorized and issued and are fully paid and nonassessable.

   (d) Authorization. Wells Fargo has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Wells Fargo and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Wells Fargo. No approval or consent by the stockholders of Wells Fargo is necessary for the execution and delivery of this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby. Subject to such approvals of government agencies and other governing boards having regulatory authority over Wells Fargo as may be required by statute or regulation, this Agreement is a valid and binding obligation of Wells Fargo enforceable against Wells Fargo in accordance with its terms.

   Neither the execution, delivery and performance by Wells Fargo of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by Wells Fargo with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of Wells Fargo or any Wells Fargo Subsidiary under any of the terms, conditions or provisions of (x) its certificate of incorporation or by-laws or
(y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Wells Fargo or any Wells Fargo Subsidiary is a party or by which it may be bound, or to which Wells Fargo or any Wells Fargo Subsidiary or any of the properties or assets of Wells Fargo or any Wells Fargo Subsidiary may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, to the best knowledge of Wells Fargo, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Wells Fargo or any Wells Fargo Subsidiary or any of their respective properties or assets.

   Other than in connection with or in compliance with the provisions of the Securities Act, the Exchange Act, the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the BHC Act or the HSR Act, and filings required to effect the Merger under California law, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Wells Fargo of the transactions contemplated by this Agreement and the Merger Agreement.

   (e) Wells Fargo Financial Statements. The consolidated balance sheets of Wells Fargo and Wells Fargo's subsidiaries as of December 31, 1998 and 1997 and related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the three years ended December 31, 1998, together with the notes thereto, certified by KPMG LLP ("KPMG") and included in Wells Fargo's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Wells Fargo 10-K") as filed with the SEC, and the unaudited consolidated balance sheets of Wells Fargo and its subsidiaries as of June 30, 1999 and the related unaudited consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for the six (6) months then ended included in Wells Fargo's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999, as filed with the SEC (collectively, the "Wells Fargo Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of Wells Fargo and its subsidiaries at the dates and the consolidated results of operations, changes in financial position and cash flows of Wells Fargo and its subsidiaries for the periods stated therein. The Year 2000 disclosure contained in Wells Fargo's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999, as filed with the SEC and designated as the Year 2000 Readiness Disclosures related to the Year 2000 Information and Readiness Disclosure Act, is true and correct in all material respects as of the date hereof.

   (f) Reports. Since December 31, 1993, Wells Fargo and each Wells Fargo Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q and proxy statements,
(ii) the Federal Reserve Board, (iii) the FDIC, (iv) the United States Comptroller of the Currency ("Comptroller"), and (v) any applicable state securities or banking authorities. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "Wells Fargo Reports." As of their respective dates, the Wells Fargo Reports complied in all material respects with all the rules and regulations promulgated by the SEC, the Federal Reserve Board, the FDIC, the Comptroller and any applicable state securities or banking authorities, as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

   (g) Properties and Leases. Except as may be reflected in the Wells Fargo Financial Statements and except for any lien for current taxes not yet delinquent, Wells Fargo and each Wells Fargo Subsidiary has good title free and clear of any material liens, claims, charges, options, encumbrances or similar restrictions to all the real and personal property reflected in Wells Fargo's consolidated balance sheet as of June 30, 1999 included in Wells Fargo's Quarterly Report on Form 10-Q for the period then ended, and all real and personal property acquired since such date, except such real and personal property has been disposed of in the ordinary course of business. All leases of real property and all other leases material to Wells Fargo or any Wells Fargo Subsidiary pursuant to which Wells Fargo or such Wells Fargo Subsidiary, as lessee, leases real or personal property, are valid and effective in accordance with their respective terms, and there is not, under any such lease, any material existing default by Wells Fargo or such Wells Fargo Subsidiary or any event which, with notice or lapse of time or both, would constitute such a material default. Substantially all Wells Fargo's and each Wells Fargo Subsidiary's buildings and equipment in regular use have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted.

   (h) Taxes. Each of Wells Fargo and the Wells Fargo Subsidiaries has filed all material federal, state, county, local and foreign tax returns, including information returns, required to be filed by it, and paid or made adequate provision for the payment of all taxes owed by it, including those with respect to income, withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise and sales taxes, and no taxes shown on such returns to be owed by it or assessments received by it are delinquent. The federal income tax returns of Wells Fargo and the Wells Fargo Subsidiaries for the fiscal year ended December 31, 1982, and for all fiscal years prior thereto, are for the purposes of routine audit by the Internal Revenue Service closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending. Except only as set forth on Schedule 3(h), (i) neither Wells Fargo nor any Wells Fargo Subsidiary is a party to any pending action or proceeding, nor to Wells Fargo's knowledge is any such action or proceeding threatened by any governmental authority, for the assessment or collection of taxes, interest, penalties, assessments or deficiencies which could reasonably be expected to have any material adverse effect on Wells Fargo and its subsidiaries taken as a whole, and (ii) no issue has been raised by any federal, state, local or foreign taxing authority in connection with an audit or examination of the tax returns, business or properties of Wells Fargo or any Wells Fargo Subsidiary which has not been settled, resolved and fully satisfied, or adequately reserved for. Each of Wells Fargo and the Wells Fargo Subsidiaries has paid all taxes owed or which it is required to withhold from amounts owing to employees, creditors or other third parties.

   (i) Absence of Certain Changes. Since December 31, 1998, there has been no change in the business, financial condition or results of operations of Wells Fargo or any Wells Fargo Subsidiary which has had, or may reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Wells Fargo and its subsidiaries taken as a whole.

   (j) Commitments and Contracts. Except as set forth on Schedule 3(j), as of December 31, 1998, neither Wells Fargo nor any Wells Fargo Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

     (i) any labor contract or agreement with any labor union;

     (ii) any contract not made in the ordinary course of business containing covenants which materially limit the ability of Wells Fargo or any Wells Fargo Subsidiary to compete in any line of business or with any person or which involve any material restriction of the geographical area in which, or method by which, Wells Fargo or any Wells Fargo Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities); or

     (iii) any other contract or agreement which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K.

   (k) Litigation and Other Proceedings. Neither Wells Fargo nor any Wells Fargo Subsidiary is a party to any pending or, to the best knowledge of Wells Fargo, threatened, claim, action, suit, investigation or proceeding, or is subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or cannot reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Wells Fargo and its subsidiaries taken as a whole.

   (l) Insurance. Wells Fargo and each Wells Fargo Subsidiary is presently insured or self insured, and during each of the past five calendar years (or during such lesser period of time as Wells Fargo has owned such Wells Fargo Subsidiary) has been insured or self-insured, for reasonable amounts against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable law and regulation.

   (m) Compliance with Laws. Wells Fargo and each Wells Fargo Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit it to own or lease its properties or assets and to carry on its business as presently conducted and that are material to the business of Wells Fargo or such Subsidiary; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and to the best knowledge of Wells Fargo, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. The conduct by Wells Fargo and each Wells Fargo Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation. Neither Wells Fargo nor any Wells Fargo Subsidiary is in default under any order, license, regulation or demand of any federal, state, municipal or other governmental agency or with respect to any order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application, no federal, state, municipal or other governmental authority has placed any restrictions on the business or properties of Wells Fargo or any Wells Fargo Subsidiary which reasonably could be expected to have a material adverse effect on the business or properties of Wells Fargo and its subsidiaries taken as a whole.

   (n) Labor. No work stoppage involving Wells Fargo or any Wells Fargo Subsidiary is pending or, to the best knowledge of Wells Fargo, threatened. Neither Wells Fargo nor any Wells Fargo Subsidiary is involved in, or threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding which could materially and adversely affect the business of Wells Fargo or such Wells Fargo Subsidiary. Employees of Wells Fargo and the Wells Fargo Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees.

   (o) Wells Fargo Benefit Plans.

     (i) For purposes of this Section 3(o), the term "Wells Fargo Plan" or "Wells Fargo Plans" means all employee benefit plans as defined in Section 3(3) of ERISA, to which Wells Fargo contributes, sponsors, or otherwise has any obligations.

     (ii) No Wells Fargo Plan is a "multiemployer plan" within the meaning of
  Section 3(37) of ERISA.

     (iii) Each Wells Fargo Plan is and has been in all material respects operated and administered in accordance with its provisions and applicable law, including, if applicable, ERISA and the Code.

     (iv) Each Wells Fargo Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service stating that the Wells Fargo Plan (including all amendments) is tax qualified under Section 401(a) of the Code and Wells Fargo knows of no reason that any such Wells Fargo Plan is not qualified within the meaning of Section 401(a) of the Code and knows of no reason that each related Wells Fargo Plan trust is not exempt from taxation under
  Section 501(a) of the Code.

     (v) All contributions, premium payments, and other payments required to be made in connection with the Wells Fargo Plans as of the date of this Agreement have been made.

     (vi) With respect to each Wells Fargo Plan that is subject to Section 301 of ERISA or Section 412 of the Code, neither Wells Fargo nor any Wells Fargo Subsidiary is liable for any accumulated funding deficiency as that term is defined in Section 412 of the Code.

     (vii) The present value of all benefits vested and all benefits accrued under each Wells Fargo Plan that is subject to Title IV of ERISA does not, in each case, exceed the value of the assets of the Wells Fargo Plans allocable to such vested or accrued benefits as of the end of the most recent Plan Year.

   (p) Registration Statement, etc. None of the information regarding Wells Fargo and its subsidiaries supplied or to be supplied by Wells Fargo for inclusion in (i) the Registration Statement, (ii) the Proxy Statement, or
(iii) any other documents to be filed with the SEC or any regulatory authority in connection with the transactions contemplated hereby or by the Merger Agreement will, at the respective times such documents are filed with the SEC or any regulatory authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders referred to in paragraph 4(c), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents which Wells Fargo and the Wells Fargo Subsidiaries are responsible for filing with the SEC and any other regulatory authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

   (q) Brokers and Finders. Neither Wells Fargo nor any Wells Fargo Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Wells Fargo or any Wells Fargo Subsidiary in connection with this Agreement and the Merger Agreement or the transactions contemplated hereby and thereby.

   (r) No Defaults. Neither Wells Fargo nor any Wells Fargo Subsidiary is in default, nor has any event occurred which, with the passage of time or the giving of notice, or both, would constitute a default under any material agreement, indenture, loan agreement or other instrument to which it is a party or by which it or any of its assets is bound or to which any of its assets is subject, the result of which has had or could reasonably be expected to have a material adverse effect upon Wells Fargo and its subsidiaries taken as a whole. To the best of Wells Fargo's knowledge, all parties with whom Wells Fargo or any Wells Fargo Subsidiary has material leases, agreements or contracts or who owe to Wells Fargo or any Wells Fargo Subsidiary material obligations other than with respect to those arising in the ordinary course of the banking business of the Wells Fargo Subsidiaries are in compliance therewith in all material respects.

   (s) Environmental Liability. There is no legal, administrative, or other proceeding, claim, or action of any nature seeking to impose, or that could result in the imposition, on Wells Fargo or any Wells Fargo Subsidiary of any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, CERCLA, pending or to the best of Wells Fargo's knowledge, threatened against Wells Fargo or any Wells Fargo Subsidiary, the result of which has had or could reasonably be expected to have a material adverse effect upon Wells Fargo and its subsidiaries taken as a whole; to the best of Wells Fargo's knowledge there is no reasonable basis for any such proceeding, claim or action; and to the best of Wells Fargo's knowledge neither Wells Fargo nor any Wells Fargo Subsidiary is subject to any agreement, order, judgment, or decree by or with any court, governmental authority or third party imposing any such environmental liability.

   (t) Merger Co. As of the Closing Date, Merger Co. will be a corporation duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and will have corporate power and authority to own or lease its properties and assets and to carry on its business.

   4. Covenants of Company. Company covenants and agrees with Wells Fargo as follows:

   (a) Except as otherwise permitted or required by this Agreement, from the date hereof until the Effective Time of the Merger, Company, and each Company Subsidiary will: maintain its corporate existence in good standing; maintain the general character of its business and conduct its business in its ordinary and usual manner; extend credit in accordance with existing lending policies and provide Wells Fargo access to its loan files (including credits extended after the date hereof), except that it shall not, without the prior written consent of Wells Fargo (which shall be deemed to be waived if Wells Fargo has made no response by the end of the second complete business day following the receipt (by confirmed facsimile) of the request by a Wells Fargo representative designated in writing), (A) make any new loan or modify, restructure or renew any existing loan (except pursuant to commitments made prior to the date of this Agreement) to any borrower if the amount of the resulting loan, when aggregated with all other loans or extensions of credit to such person, would be in excess of $750,000, or (B) make any extensions of credit aggregating in excess of $500,000 to a person or entity that is not a borrower as of the date hereof; maintain proper business and accounting records in accordance with generally accepted principles; maintain its properties in good repair and condition, ordinary wear and tear excepted; maintain in all material respects presently existing insurance coverage; use its best efforts to preserve its business organization intact, to keep the services of its present principal employees and to preserve its good will and the good will of its suppliers, customers and others having business relationships with it; use its best efforts to obtain any approvals or consents required to maintain existing leases and other contracts in effect following the Merger; comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses and permits applicable to the properties and operations of Company and each Company Subsidiary the non-compliance with which reasonably could be expected to have a material adverse effect on Company and the Company Subsidiaries taken as a whole; and permit Wells Fargo and its representatives (including KPMG) to examine its and its subsidiaries books, records and properties and to interview officers, employees and agents at all reasonable times upon reasonable prior notice when it is open for business. No such examination by Wells Fargo or its representatives either before or after the date of this Agreement shall in any way affect, diminish or terminate any of the representations, warranties or covenants of Company herein expressed.

   (b) Except as otherwise contemplated or required by this Agreement, from the date hereof until the Effective Time of the Merger, Company and each Company Subsidiary will not (without the prior written consent of Wells Fargo): amend or otherwise change its articles of incorporation or association or by-laws; issue or sell or authorize for issuance or sale, or grant any options or make other agreements with respect to the issuance or sale or conversion of, any shares of its capital stock, phantom shares or other share-equivalents, or any other of its securities, except that Company may issue shares of Company Common Stock upon the exercise of outstanding stock options described in Schedule 4(b); authorize or incur any long-term debt (other than deposit liabilities); mortgage, pledge or subject to lien or other encumbrance any of its properties, except in the ordinary course of business; enter into any material agreement, contract or commitment in excess of $25,000 except banking transactions in the ordinary course of business and in accordance with policies and procedures in effect on the date hereof; make any investments except investments made by bank subsidiaries in the ordinary course of business for terms of up to one year and in amounts of $100,000 or less and except for "fed funds" investments made in the ordinary course of business (which consent requirement shall be deemed to be waived as to any investment to which Wells Fargo has made no response by the end of the second complete business day following the receipt of the request by a Wells Fargo representative designated in writing); amend or terminate any Plan except as required by law or the terms of this Agreement; make any contributions to any Plan except as required by the terms of such Plan in effect as of the date hereof; declare, set aside, make or pay any cash or stock dividend or other distribution with respect to its capital stock except any dividend declared by the Board of Directors of a Company Subsidiary in accordance with applicable law and regulation; redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of Company; increase the compensation of any officers, directors or executive employees, except pursuant to existing compensation plans, agreements and practices; sell or otherwise dispose of any shares of the capital stock of any Company Subsidiary; or sell or otherwise dispose of any of its assets or properties other than in the ordinary course of business.

   (c) The Board of Directors of Company will duly call, and will cause to be held on a date agreeable to Wells Fargo, but not later than twenty-five (25) business days following the effective date of the Registration Statement referred to in paragraph 5(c) hereof, a meeting of its shareholders and will direct that this Agreement and the Merger Agreement be submitted to a vote at such meeting. The Board of Directors of Company will (i) cause proper notice of such meeting to be given to its shareholders in compliance with the California General Corporation Law and other applicable law and regulation, and (ii) except to the extent that the Board of Directors of Company shall conclude in good faith, after taking into account the advice of its outside counsel, that to do so would violate its fiduciary obligations under applicable law, (A) recommend by the affirmative vote of the Board of Directors a vote in favor of approval of this Agreement and the Merger Agreement, and (B) use its best efforts to solicit from its shareholders proxies in favor thereof.

   (d) Company will furnish or cause to be furnished to Wells Fargo all the information concerning Company and its subsidiaries required for inclusion in the Registration Statement referred to in paragraph 5(c) hereof, or any statement or application made by Wells Fargo to any governmental body in connection with the transactions contemplated by this Agreement. Any financial statement for any fiscal year provided under this paragraph must include the audit opinion and the consent of PRICEWATERHOUSECOOPERS, LLP to use such opinion in such Registration Statement.

   (e) Company will take all necessary corporate and other action and use its best efforts to obtain all approvals of regulatory authorities, consents and other approvals required of Company to carry out the transactions contemplated by this Agreement and will cooperate with Wells Fargo to obtain all such approvals and consents required of Wells Fargo.

   (f) Company will use its best efforts to deliver to the Closing all opinions, certificates and other documents required to be delivered by it at the Closing.

   (g) Company will hold in confidence all documents and information concerning Wells Fargo and its subsidiaries furnished to Company and its representatives in connection with the transactions contemplated by this Agreement and will not release or disclose such information to any other person, except as required by law and except to Company's outside professional advisers in connection with this Agreement, with the same undertaking from such professional advisers. If the transactions contemplated by this Agreement shall not be consummated, such confidence shall be maintained and such information shall not be used in competition with Wells Fargo (except to the extent that such information can be shown to be previously known to Company, in the public domain, or later acquired by Company from other legitimate sources) and, upon request, all such documents, any copies thereof and extracts therefrom shall immediately thereafter be returned to Wells Fargo.

   (h) Neither Company, nor any Company Subsidiary, nor any director, officer, representative or agent thereof, will, directly or indirectly, solicit, authorize the solicitation of or except to the extent that the Board of Directors of Company shall conclude in good faith, after taking into account the written advice of its outside counsel, that to fail to do so could reasonably be determined to violate its fiduciary obligations under applicable law, enter into any discussions with any corporation, partnership, person or other entity or group (other than

Wells Fargo) concerning any offer or possible offer (i) to purchase any shares of common stock, any option or warrant to purchase any shares of common stock, any securities convertible into any shares of such common stock, or any other equity security of Company or any Company Subsidiary, (ii) to make a tender or exchange offer for any shares of such common stock or other equity security,
(iii) to purchase, lease or otherwise acquire the assets of Company or any Company Subsidiary except in the ordinary course of business, or (iv) to merge, consolidate or otherwise combine with Company or any Company Subsidiary. If any corporation, partnership, person or other entity or group makes an offer or inquiry to Company or any Company Subsidiary concerning any of the foregoing, Company or such Company Subsidiary will promptly disclose such offer or inquiry, including the terms thereof, to Wells Fargo.

   (i) Company shall consult with Wells Fargo as to the form and substance of any proposed press release or other proposed public disclosure of matters related to this Agreement or any of the transactions contemplated hereby.

   (j) Company and each Company Subsidiary will take all action necessary or required (i) to terminate or amend, if requested by Wells Fargo, all qualified pension and welfare benefit plans and all non-qualified benefit plans and compensation arrangements as of the Effective Date of the Merger to facilitate the merger of such plans with Wells Fargo plans without gaps in coverage for participants in the plans and without duplication of costs caused by the continuation of such plans after coverage is available under Wells Fargo plans, and (ii) to submit application to the Internal Revenue Service for a favorable determination letter for each of the Plans which is subject to the qualification requirements of Section 401(a) of the Code prior to the Effective Date of the Merger.

   (k) [Intentionally omitted.]

   (l) Company shall use its best efforts to obtain and deliver at least thirty-two (32) days prior to the Effective Date of the Merger signed representations substantially in the form attached hereto as Exhibit B to Wells Fargo by each executive officer, director or shareholder of Company who may reasonably be deemed an "affiliate" of Company within the meaning of such term as used in Rule 145 under the Securities Act.

   (m) Company shall establish such additional accruals and reserves as may be necessary to conform Company's accounting and credit loss reserve practices and methods to those of Wells Fargo and Wells Fargo's plans with respect to the conduct of Company's business following the Merger and to provide for the costs and expenses relating to the consummation by Company of the Merger and the other transactions contemplated by this Agreement as set forth in writing by Wells Fargo; provided, however, that (a) Company shall not be required to take such actions more than three (3) business days prior to the Closing Date or prior to the time Wells Fargo agrees that all of the conditions to their obligation to close as set forth in paragraph 7 have been satisfied or waived (other than the deliveries to be made on the Closing Date) and no such adjustment shall (i) require any prior filing with any governmental agency or regulatory authority, or (ii) violate any law, rule or regulation applicable to Company; provided that in any event no accrual or reserve made by Company pursuant to this paragraph 4(m), shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred including without limitation any determination that the Company Financial Statements have been prepared other than in accordance with generally accepted accounting principles.

   (n) Company shall obtain, at its sole expense, Phase I environmental assessments for each bank facility and each non-residential OREO property. Oral reports of such environmental assessments shall be delivered to Wells Fargo no later than four (4) weeks and written reports shall be delivered to Wells Fargo no later than eight (8) weeks from the date of this Agreement. Company shall obtain, at its sole expense, Phase II environmental assessments for properties identified by Wells Fargo on the basis of the results of such Phase I environmental assessments. Company shall obtain a survey and assessment of all potential asbestos containing material in owned or leased properties (other than OREO property) and a written report of the results shall be delivered to Wells Fargo within four (4) weeks of the date of this Agreement.

   (o) Company shall obtain, at its sole expense, commitments for title insurance and boundary surveys for each bank facility which shall be delivered to Wells Fargo no later than four (4) weeks from the date of this Agreement.

   (p) Company will comply with the FFIEC Requirements and will not rely on the consummation of the transactions contemplated by this Agreement to satisfy its FFIEC requirements. Company will provide Wells Fargo with complete access to its Year 2000 project and remediation plan documentation and permit Wells Fargo to review and investigate Company's continuing Year 2000 compliance efforts and the results thereof.

   (q) Company shall take such action as is necessary to terminate the Stock Option Plans as of the Effective Date of the Merger. Company shall collect in cash (and timely pay) all applicable withholding and payroll taxes with respect to such options, awards and stock appreciation rights, and shall comply with all payroll reporting requirements with respect thereto. All Options which remain unexercised and which are not Redeemed Options pursuant to the provisions of paragraph 4(q) hereof shall expire as of the Effective Time of the Merger.

   (r) [This paragraph 4(r) has been amended and restated in its entirety pursuant to the Amendment to Agreement, dated as of November 29, 1999, by and between North County Bancorp and Wells Fargo & Company, a copy of which appears at the beginning of this Appendix A.] Immediately prior to the Effective Time, Company shall redeem and shall cause its stock option committees under the Stock Option Plans to take all action necessary to redeem any Options which the option holders have elected in writing, prior to the meeting of shareholders required by paragraph 4(c) hereof, to have redeemed by the Company ("Redeemed Options") in an amount for each Redeemed Option equal to the Fair Market Value Per Share of such Redeemed Option minus the exercise price thereof as set forth in an Option holder's option agreement or option agreements. Company shall withhold (and timely pay) all applicable withholding, and payroll taxes from the Cash Surrender Amount, and shall comply with all payroll reporting requirements with respect to such payments. In addition, Company shall, and shall cause its stock option committees to, determine the "Fair Market Value" (as defined in the Stock Option Plans) of a Redeemed Option to be an amount equal to the Fair Market Value Per Share as defined in this Agreement.

   5. Covenants of Wells Fargo. Wells Fargo covenants and agrees with Company as follows:

   (a) From the date hereof until the Effective Time of the Merger, Wells Fargo will maintain its corporate existence in good standing; conduct, and cause the Wells Fargo Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by all laws, governmental regulations, rules and ordinances, and judicial orders, judgments and decrees applicable to Wells Fargo or the Wells Fargo Subsidiaries, their businesses or their properties; maintain all books and records of it and the Wells Fargo Subsidiaries, including all financial statements, in accordance with the accounting principles and practices consistent with those used for the Wells Fargo Financial Statements, except for changes in such principles and practices required under generally accepted accounting principles.

   (b) Wells Fargo will furnish to Company all the information concerning Wells Fargo required for inclusion in a proxy statement or statements to be sent to the shareholders of Company, or in any statement or application made by Company to any governmental body in connection with the transactions contemplated by this Agreement.

   (c) As promptly as practicable after the execution of this Agreement, Wells Fargo will file with the SEC a registration statement on Form S-4 (the "Registration Statement") under the Securities Act and any other applicable documents, relating to the shares of Wells Fargo Common Stock to be delivered to the shareholders of Company pursuant to the Merger Agreement, and will use its best efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the Company shareholders, at the time of the Company shareholders' meeting referred to in paragraph 4(c) hereof and at the Effective Time of the Merger the prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement filed by Wells Fargo (hereinafter the "Prospectus"), will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading; provided, however, that none of the provisions of this subparagraph shall apply to statements in or omissions from the Registration Statement or the Prospectus made in reliance upon and in conformity with information furnished by Company or any Company Subsidiary in writing for use in the Registration Statement or the Prospectus.

   (d) Wells Fargo will file all documents required to be filed to list the Wells Fargo Common Stock to be issued pursuant to the Merger Agreement on the New York Stock Exchange and the Chicago Stock Exchange and use its best efforts to effect said listings.

   (e) The shares of Wells Fargo Common Stock to be issued by Wells Fargo to the shareholders of Company pursuant to this Agreement and the Merger Agreement will, upon such issuance and delivery to said shareholders pursuant to the Merger Agreement, be duly authorized, validly issued, fully paid and nonassessable. The shares of Wells Fargo Common Stock to be delivered to the shareholders of Company pursuant to the Merger Agreement are and will be free of any preemptive rights of the stockholders of Wells Fargo.

   (f) Wells Fargo will file all documents required to obtain, prior to the Effective Time of the Merger, all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, will pay all expenses incident thereto and will use its best efforts to obtain such permits and approvals.

   (g) Wells Fargo will take all necessary corporate and other action and file all documents required to obtain and will use its best efforts to obtain all approvals of regulatory authorities, consents and approvals required of it to carry out the transactions contemplated by this Agreement and will cooperate with Company to obtain all such approvals and consents required by Company.

   (h) Wells Fargo will hold in confidence all documents and information concerning Company and Company's Subsidiaries furnished to it and its representatives in connection with the transactions contemplated by this Agreement and will not release or disclose such information to any other person, except as required by law and except to its outside professional advisers in connection with this Agreement, with the same undertaking from such professional advisers. If the transactions contemplated by this Agreement shall not be consummated, such confidence shall be maintained and such information shall not be used in competition with Company (except to the extent that such information can be shown to be previously known to Wells Fargo, in the public domain, or later acquired by Wells Fargo from other legitimate sources) and, upon request, all such documents, copies thereof or extracts therefrom shall immediately thereafter be returned to Company.

   (i) Wells Fargo will file any documents or agreements required to be filed in connection with the Merger under the California General Corporation Law.

   (j) Wells Fargo will use its best efforts to deliver to the Closing all opinions, certificates and other documents required to be delivered by it at the Closing.

   (k) Wells Fargo shall consult with Company as to the form and substance of any proposed press release or other proposed public disclosure of matters related to this Agreement or any of the transactions contemplated hereby.

   (l) Wells Fargo shall give Company notice of receipt of the regulatory approvals referred to in paragraph 7(e).

   (m) [Intentionally omitted.]

   (n) With respect to the indemnification of directors and officers, Wells Fargo agrees as follows:

     (i) Wells Fargo shall ensure that all rights to indemnification and all limitations of liability existing in favor of any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time of the Merger, a director or officer of Company or any Company Subsidiary (an "Indemnified Party" and, collectively, the "Indemnified Parties"), in Company's Articles of Incorporation or Bylaws or similar governing documents of any Company Subsidiary, as applicable in the particular case and as in effect on the date hereof, shall, with respect to claims arising from (A) facts or events that occurred before the Effective Time of the Merger, or (B) this Agreement or any of the transactions contemplated by this Agreement, whether in any case asserted or arising before or after the Effective Time of the Merger, survive the Merger and shall continue in full force and effect. Nothing contained in this paragraph 5(n)(i) shall be deemed to preclude the liquidation, consolidation, or merger of Company or any Company Subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to survive and continue as contractual rights notwithstanding any such liquidation or consolidation or merger; provided, however, that in the event of liquidation or sale of substantially all of the assets of Company, Wells Fargo shall guarantee, to the extent of the net asset value of Company or any Company Subsidiary as of the Effective Date of the Merger, the indemnification obligations of Company or any Company Subsidiary to the extent of indemnification obligations of Company and the Company Subsidiaries described above. Notwithstanding anything to the contrary contained in this paragraph 5(n)(i), nothing contained herein shall require Wells Fargo to indemnify any person who was a director or officer of Company or any Company Subsidiary to a greater extent than Company or any Company Subsidiary is, as of the date of this Agreement, required to indemnify any such person;

     (ii) any Indemnified Party wishing to claim indemnification under paragraph 5(n)(i), upon learning of any such claim, action, suit, proceeding, or investigation, shall promptly notify Wells Fargo thereof, but the failure to so notify shall not relieve Wells Fargo of any liability it may have to such Indemnified Party. In the event of any such claim, action, suit, proceeding, or investigation (whether arising before or after the Effective Time of the Merger) (A) Wells Fargo shall have the right to assume the defense thereof and Wells Fargo shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if Wells Fargo elects not to assume such defense or counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Wells Fargo and the Indemnified Party, the Indemnified Party may retain counsel satisfactory to them, and Wells Fargo shall pay the reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received, provided, however, that Wells Fargo shall be obligated pursuant to this subparagraph (ii) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, and (B) such Indemnified Party shall cooperate in the defense of any such matter;

     (iii) for a period of four years after the Effective Time of the Merger, Wells Fargo shall use its best efforts to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Company (provided that Wells Fargo may substitute therefor policies of at least the same coverage and amount containing terms and conditions which are substantially no less advantageous) with respect to claims arising from facts or events which occurred before the Effective Time of the Merger; provided, however, that Wells Fargo shall not be required to maintain coverage for employees (other than directors and officers) which may currently be included in the directors' and officers' liability policies maintained by Company; and provided, further, however, that in no event shall Wells Fargo be obligated to expend, in order to maintain or provide insurance coverage pursuant to this paragraph 5(n)(iii), any amount per annum in excess of 125% of the amount of the annual premiums paid as of the date hereof by Company for such insurance (the "Maximum Amount") and provided further that, prior to the Effective Time of the Merger, Company shall notify the appropriate directors' and officers' liability insurers of the Merger and of all pending or threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Indemnified Party, or circumstances likely to give rise thereto to the extent known to the Company, in accordance with terms and conditions of the applicable policies. If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Wells Fargo shall use reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount;

     (iv) if Wells Fargo or any of its successors or assigns (A) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of Wells Fargo shall assume the obligations set forth in this paragraph 5(n); and

     (v) the provisions of this paragraph 5(n) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

   (o) For a period not exceeding fifteen (15) days prior to the meeting of shareholders required by paragraph 4(c) of this Agreement, subject to applicable securities laws and regulations and any obligations of confidentiality to which Wells Fargo may be subject, Wells Fargo will permit Company and its representatives upon prior notice to Wells Fargo to conduct reasonable examination of its books, records and properties and interview officers, employees and agents of Wells Fargo at all reasonable times when it is open for business; provided, however, that such examination is conducted in a manner designed to be least disruptive to Wells Fargo's operations. No such examination by Company or its representatives shall in any way affect, diminish or terminate any of the representations, warranties or covenants of Wells Fargo herein expressed.

   6. Conditions Precedent to Obligation of Company. The obligation of Company to effect the Merger shall be subject to the satisfaction at or before the Time of Filing of the following further conditions, which may be waived in writing by Company:

   (a) Except as they may be affected by transactions contemplated hereby and except to the extent such representations and warranties are by their express provisions made as of a specified date and except for activities or transactions after the date of this Agreement made in the ordinary course of business and not expressly prohibited by this Agreement, the representations and warranties contained in paragraph 3 hereof shall be true and correct in all respects material to Wells Fargo and its subsidiaries taken as a whole as if made at the Time of Filing.

   (b) Wells Fargo shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it and Merger Co. at or before the Time of Filing.

   (c) Company shall have received a favorable certificate, dated as of the Effective Date of the Merger, signed by the Chairman, the President or any Executive Vice President or Senior Vice President and by the Secretary or Assistant Secretary of Wells Fargo, as to the matters set forth in subparagraphs (a) and (b) of this paragraph 6.

   (d) This Agreement and the Merger Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of Company required for approval of a plan of merger in accordance with the provisions of Company's Articles of Incorporation and the California General Corporation Law.

   (e) Wells Fargo shall have received approval by the Federal Reserve Board and by such other governmental agencies as may be required by law of the transactions contemplated by this Agreement and the Merger Agreement and all waiting and appeal periods prescribed by applicable law or regulation shall have expired.

   (f) No court or governmental authority of competent jurisdiction shall have issued an order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

   (g) The shares of Wells Fargo Common Stock to be delivered to the stockholders of Company pursuant to this Agreement and the Merger Agreement shall have been authorized for listing on the New York Stock Exchange and the Chicago Stock Exchange.

   (h) Company shall have received an opinion, dated the Closing Date, of counsel to Company or its independent accountants, substantially to the effect that, for federal income tax purposes: (i) the Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code; (ii) no gain or loss will be recognized by the holders of Company Common Stock upon receipt of Wells Fargo Common Stock except for cash received in lieu of fractional shares; (iii) the basis of the Wells Fargo Common Stock received by the shareholders of Company will be the same as the basis of Company Common Stock exchanged therefor; and (iv) the holding period of the shares of Wells Fargo Common Stock received by the shareholders of Company will include the holding period of the Company Common Stock, provided such shares of Company Common Stock were held as a capital asset as of the Effective Time of the Merger.

   (i) The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any stop order, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing, or have been threatened and be unresolved. Wells Fargo shall have received all state securities law or blue sky authorizations necessary to carry out the transactions contemplated by this Agreement.

   (j) Since June 30, 1999, no change shall have occurred and no circumstances shall exist which has had or might reasonably be expected to have a material adverse effect on the financial conditions, results of operations, business or prospects of Wells Fargo and the Wells Fargo Subsidiaries taken as a whole (other than changes in banking laws or regulations, or interpretations thereof, that affect the banking industry generally or changes in the general level of interest rates).

   (k) Prior to the mailing of the Proxy Statement referred to in paragraph 4(c), Company and the Board of Directors of Company shall have received an opinion of Hovde Financial, Inc. addressed to Company and the Board of Directors of Company, and for their exclusive benefit, for inclusion in said Proxy Statement and dated effective as of the date of mailing of such Proxy Statement, based on such matters as Hovde Financial, Inc. deems appropriate or necessary, to the effect that the consideration to be received by stockholders of Company pursuant to the Merger is fair from a financial point of view. Company shall promptly provide a copy of such opinion to Wells Fargo upon receipt.

   (l) The Business Completion Payment Agreements required by paragraph 7(q) shall have been executed and delivered in substantially the form attached hereto as Exhibit C and shall be in full force and effect as of the Effective Time of the Merger.

   7. Conditions Precedent to Obligation of Wells Fargo. The obligation of Wells Fargo to effect the Merger shall be subject to the satisfaction at or before the Time of Filing of the following conditions, which may be waived in writing by Wells Fargo:

   (a) Except as they may be affected by transactions contemplated hereby and except to the extent such representations and warranties are by their express provisions made as of a specified date and except for activities or transactions or events occurring after the date of this Agreement made in the ordinary course of business and not expressly prohibited by this Agreement, the representations and warranties contained in paragraph 2 hereof shall be true and correct in all respects material to Company and the Company Subsidiaries taken as a whole as if made at the Time of Filing.

   (b) Company shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it at or before the Time of Filing.

   (c) This Agreement and the Merger Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of Company required for approval of a plan of merger in accordance with the provisions of Company's Articles of Incorporation and the California General Corporation Law.

   (d) Wells Fargo shall have received a favorable certificate dated as of the Effective Date of the Merger signed by the Chairman or President and by the Secretary or Assistant Secretary of Company, as to the matters set forth in subparagraphs (a) through (c) of this paragraph 7.

   (e) Wells Fargo shall have received approval by all governmental agencies as may be required by law of the transactions contemplated by this Agreement and the Merger Agreement and all waiting and appeal periods prescribed by applicable law or regulation shall have expired. No approvals, licenses or consents granted by any regulatory authority shall contain any condition or requirement relating to Company or any Company Subsidiary that, in the good faith judgment of Wells Fargo, is unreasonably burdensome to Wells Fargo.

   (f) Company and each Company Subsidiary shall have obtained any and all material consents or waivers from other parties to loan agreements, leases or other contracts material to Company's or such subsidiary's business required for the consummation of the Merger, and Company and each Company Subsidiary shall have obtained any and all material permits, authorizations, consents, waivers and approvals required for the lawful consummation by it of the Merger.

   (g) No court or governmental authority of competent jurisdiction shall have issued an order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

   (h) [Intentionally omitted.]

   (i) At any time since the date hereof the total number of shares of Company Common Stock outstanding and subject to issuance upon exercise (assuming for this purpose that phantom shares and other share-equivalents constitute Company Common Stock) of all warrants, options, conversion rights, phantom shares or other share-equivalents, other than any option held by Wells Fargo, shall not have exceeded 5,498,141.

   (j) The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any stop order, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing, or have been threatened or be unresolved. Wells Fargo shall have received all state securities law or blue sky authorizations necessary to carry out the transactions contemplated by this Agreement.

   (k) Wells Fargo shall have received from the Chief Executive Officer and Chief Financial Officer of Company a letter, dated as of the effective date of the Registration Statement and updated through the date of Closing, in form and substance satisfactory to Wells Fargo, to the effect that:

     (i) the interim quarterly financial statements of Company included or incorporated by reference in the Registration Statement are prepared in accordance with generally accepted accounting principles applied on a basis consistent with the audited financial statements of Company;

     (ii) the amounts reported in the interim quarterly financial statements of Company agree with the general ledger of Company;

     (iii) the annual and quarterly financial statements of Company and the Company Subsidiaries included in, or incorporated by reference in, the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the published rules and regulations thereunder;

     (iv) from the date of the most recent unaudited consolidated financial statements of Company and the Company Subsidiaries as may be included in the Registration Statement to a date five (5) days prior to the effective date of the Registration Statement or five (5) days prior to the Closing, there are no increases in long-term debt, changes in the capital stock or decreases in stockholders' equity of Company and the Company Subsidiaries, except in each case for changes, increases or decreases which the Registration Statement discloses have occurred or may occur or which are described in such letters. For the same period, there have been no decreases in consolidated net interest income, consolidated net interest income after provision for credit losses, consolidated income before income taxes, consolidated net income and net income per share amounts of Company and the Company Subsidiaries, or in income before equity in undistributed income of subsidiaries, in each case as compared with the comparable period of the preceding year, except in each case for changes, increases or decreases which the Registration Statement discloses have occurred or may occur or which are described in such letters;

     (v) they have reviewed certain amounts, percentages, numbers of shares and financial information which are derived from the general accounting records of Company and the Company Subsidiaries, which appear in the Registration Statement under the certain captions to be specified by Wells Fargo, and have compared certain of such amounts, percentages, numbers and financial information with the accounting records of Company and the Company Subsidiaries and have found them to be in agreement with financial records and analyses prepared by Company included in the annual and quarterly financial statements, except as disclosed in such letters.

   (l) Company and the Company Subsidiaries considered as a whole shall not have sustained since December 31, 1998 any material loss or interference with their business from any civil disturbance or any fire, explosion, flood or other calamity, whether or not covered by insurance.

   (m) There shall be no reasonable basis for any proceeding, claim or action of any nature seeking to impose, or that could result in the imposition on Company or any Company Subsidiary of, any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended, which has had or could reasonably be expected to have a material adverse effect upon Company and its subsidiaries taken as a whole.

   (n) Since June 30, 1999, no change shall have occurred and no circumstances shall exist which has had or might reasonably be expected to have a material adverse effect on the financial condition, results of operations, business or prospects of Company and the Company Subsidiaries taken as a whole (other than changes in banking laws or regulations, or interpretations thereof, or the policies of any governmental authority that affect the banking industry generally, changes in the general level of interest rates, changes in generally accepted accounting principles or changes due to actions taken by the Company in compliance with paragraph 4(m) hereof).

   (o) Company shall be in full compliance with current FFIEC Requirements. There shall be no feature of Company's data processing, operating or platform systems that would prevent those systems from continuing to run independently after December 31, 1999 until such time as a subsequent conversion to Wells Fargo systems can be completed. Company's computer hardware and software used in the receipt, transmission, processing, manipulation, storage, retrieval, retransmission, or other utilization of data or in the operation of mechanical or electrical systems of any kind will function at least as effectively in all material respects after December 31, 1999 as in the case of dates or time periods occurring prior to January 1, 2000.

   (p) Company shall have taken the actions required by paragraphs 4(q) and 4(r) hereof.

   (q) Wells Fargo and Company propose to execute agreements in substantially the form attached hereto as Exhibit C (the "Business Completion Payment Agreements") with the employees of North County Bank (the "Bank") identified and for the amounts specified on a list, which list shall have been agreed upon between Wells Fargo and the Company after the date hereof. Company shall have used its best efforts to ensure that Business Completion Payment Agreements with at least 75% of the employees on said list shall have been executed and delivered prior to the Effective Time of the Merger.

   8. Employee Benefit Plans. Each person who is an employee of Company or any Company Subsidiary as of the Effective Date of the Merger ("Company Employees") shall be eligible for participation in the employee welfare and retirement plans of Wells Fargo, as in effect from time to time, as follows:

   (a) Employee Welfare Benefit Plans. Each Company Employee shall be eligible for participation in the employee welfare benefit plans of Wells Fargo listed below subject to any eligibility requirements applicable to such plans (and not subject to pre-existing condition exclusions, except with respect to the Wells Fargo Long Term Disability Plan and the Wells Fargo Long Term Care Plan) and shall enter each plan no later than the first day of the calendar quarter which begins at least thirty-two (32) days after the Effective Date of the Merger ("Benefits Conversion Date") (provided that the transition from Company's Plans to the Wells Fargo Plans will be facilitated without gaps in coverage to the participants and without duplication of costs to Wells Fargo and provided, further, that the Company Employees shall be eligible for participation in the Wells Fargo Salary Continuation Pay Plan immediately following the Effective Time of the Merger):

     Medical Plan
     Dental Plan
     Vision Plan
     Short Term Disability Plan
     Long Term Disability Plan
     Long Term Care Plan
     Flexible Benefits Plan
     Basic Group Life Insurance Plan
     Group Universal Life Insurance Plan
     Dependent Group Life Insurance Plan
     Business Travel Accident Insurance Plan
     Accidental Death and Dismemberment Plan
     Salary Continuation Pay Plan
     Paid Time Off Program

   For purposes of the foregoing, "Medical Plan" means any medical plan sponsored by Wells Fargo that is available to similarly situated Wells Fargo employees. Company Employees shall receive credit for years of service to Company, the Company Subsidiaries and any predecessors of Company or the Company Subsidiaries (to the extent credited under the vacation and short-term disability programs of Company) for the purpose of determining benefits under the Wells Fargo Paid Time Off Program, Salary Continuation Pay Plan, and Short Term Disability Plan. Notwithstanding the foregoing, no Company Employee who is a participant in any Company severance or salary continuation plan or who has an employment agreement with Company or any Company Subsidiary at the Effective Time of the Merger shall be eligible to participate in the Wells Fargo Salary Continuation Pay Plan.

   (b) Employee Retirement Benefit Plans. Each Company Employee shall be eligible to participate in the Wells Fargo 401(k) Plan (the "401(k) Plan"), subject to any eligibility requirements applicable to the 401(k) Plan (with full credit for years of past service to Company and the Company Subsidiaries for the purpose of satisfying any eligibility and vesting periods applicable to the 401(k) Plan), and shall enter the 401(k) Plan no later than the Benefits Conversion Date.

   Each Company Employee shall be eligible to participate in the Wells Fargo Cash Balance Plan (the "Cash Balance Plan") subject to any eligibility requirements applicable to the Cash Balance Plan. Wells Fargo shall not recognize a Company Employee's past service with Company or any Company Subsidiary for any purpose under the Cash Balance Plan. Therefore, each Company Employee shall be eligible for participation, as a new employee, in the Wells Fargo Cash Balance Plan pursuant to the terms thereof.

   9. Termination of Agreement.

   (a) This Agreement may be terminated at any time prior to the Time of
Filing:

     (i) by mutual written consent of the parties hereto;

     (ii) by either of the parties hereto upon written notice to the other party if the Merger shall not have been consummated by April 30, 2000 unless such failure of consummation shall be due to the failure of the party seeking to terminate to perform or observe in all material respects the covenants and agreements hereof to be performed or observed by such party; or

     (iii) by Company or Wells Fargo upon written notice to the other party if any court or governmental authority of competent jurisdiction shall have issued a final order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; or

     (iv) by either Wells Fargo or Company upon written notice to the other party if the Board of Directors of Company shall in good faith determine that a Takeover Proposal constitutes a Superior Proposal; provided, however, that Company shall not be permitted to terminate this Agreement pursuant to this paragraph (a)(iv) unless (i) it has not breached any covenant contained in paragraph 4(h) and (ii) it delivers to Wells Fargo simultaneously with such notice of termination the fee referred to in paragraph 9(c) below. As used in this Agreement: (i) "Takeover Proposal" means a bona fide proposal or offer by a person to make a tender or exchange offer, or to engage in a merger, consolidation or other business combination involving Company or to acquire in any manner a substantial equity interest in, or all or substantially all of the assets of, Company, and (ii) "Superior Proposal" means a bona fide proposal or offer made by a person to acquire Company pursuant to a tender or exchange offer, a merger, consolidation or other business combination or an acquisition of a substantial equity interest in or of all or substantially all of the assets of Company and the Company Subsidiaries on terms which the Board of Directors of Company shall determine in good faith, after taking into account the advice of counsel, to be more favorable to Company and its shareholders than the transactions contemplated hereby.

     (v) by Wells Fargo upon written notice to Company if (A) the Board of Directors of Company fails to recommend, withdraws, or modifies in a manner materially adverse to Wells Fargo, its approval or recommendation of this Agreement, or the transactions contemplated hereby, (B) after an agreement to engage in or the occurrence of an Acquisition Event (as defined below) or after a third party shall have made a proposal to Company or Company 's shareholders to engage in an Acquisition Event, the transactions contemplated hereby are not approved at the meeting of Company shareholders contemplated by paragraph 4(c), or (C) the meeting of Company shareholders contemplated by paragraph 4(c) is not held prior to March 15, 2000, and Company has failed to comply with its obligations under paragraph 4(c). "Acquisition Event" means any of the following: (i) a merger, consolidation or similar transaction involving Company, its bank subsidiary (the "Bank") or any successor to Company or the Bank, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets of Company or any of the Company Subsidiaries representing 25% or more of the consolidated assets of Company and the Company Subsidiaries or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 25% or more of the voting power of Company or any Company Subsidiary in each case with or by a person or entity other than Wells Fargo or an affiliate of Wells Fargo.

   (b) Termination of this Agreement under this paragraph 9 shall not release, or be construed as so releasing, either party hereto from any liability or damage to the other party hereto arising out of the breaching party's willful and material breach of the warranties and representations made by it, or willful and material failure in performance of any of its covenants, agreements, duties or obligations arising hereunder, and the obligations under paragraphs 4(g), 5(h) and 10 shall survive such termination.

   (c) If this Agreement is terminated pursuant to paragraphs 9(a)(iv) or 9(a)(v), and if terminated pursuant to paragraph 9(a)(v) and prior thereto or within 12 months after such termination:

     (i) Company or the Bank or any successor to Company or the Bank shall have entered into an agreement to engage in an Acquisition Event (as defined above) or an Acquisition Event shall have occurred; or

     (ii) the Board of Directors of Company shall have authorized or approved an Acquisition Event or shall have publicly announced an intention to authorize or approve or shall have recommended that the shareholders of Company approve or accept any Acquisition Event, then Company shall promptly, but in no event later than five business days after the first of such events shall have occurred, pay Wells Fargo a fee equal to $3,500,000.

   10. Expenses. All expenses in connection with this Agreement and the transactions contemplated hereby, including without limitation legal and accounting fees, incurred by Company and Company Subsidiaries shall be borne by Company, and all such expenses incurred by Wells Fargo shall be borne by Wells Fargo; provided, however, that if this Agreement is terminated by Wells Fargo, Wells Fargo agrees to reimburse Company for its actual expenses in connection with obtaining the boundary surveys required by paragraph 4(o) hereof.

   11. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by either party hereto without the prior written consent of the other party hereto.

   12. Third Party Beneficiaries. Except as otherwise contemplated by paragraph 5(n), each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.

   13. Notices. Any notice or other communication provided for herein or given hereunder to a party hereto shall be in writing and shall be delivered in person or shall be mailed by first class registered or certified mail, postage prepaid, addressed as follows:

   If to Wells Fargo:

     Wells Fargo & Company
     MAC #N9305-173
     Sixth and Marquette
     Minneapolis, Minnesota 55479
     Attention: Secretary

   If to Company:

     North County Bancorp
     444 South Escondido Boulevard
     PO Box 1476
     Escondido, CA 92025
     Attn: James M. Gregg, CEO

   With copies to:

     Fried, Bird & Crumpacker
     1900 Avenue of the Stars--25th Floor
     Los Angeles, CA 90067
     Attention: Keith T. Holmes, Esq.

     Hovde Financial, Inc.
     1826 Jefferson Place, N.W.
     Washington, DC 20036
     Attn: Rick Perry, Esq.

or to such other address with respect to a party as such party shall notify the other in writing as above provided.

   14. Complete Agreement. This Agreement and the Merger Agreement contain the complete agreement between the parties hereto with respect to the Merger and other transactions contemplated hereby and supersede all prior agreements and understandings between the parties hereto with respect thereto.

   15. Captions. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

   16. Waiver and Other Action. Either party hereto may, by a signed writing, give any consent, take any action pursuant to paragraph 9 hereof or otherwise, or waive any inaccuracies in the representations and warranties by the other party and compliance by the other party with any of the covenants and conditions herein.

   17. Amendment. At any time before the Time of Filing, the parties hereto, by action taken by their respective Boards of Directors or pursuant to authority delegated by their respective Boards of Directors, may amend this Agreement; provided, however, that no amendment after approval by the shareholders of Company shall be made which changes in a manner adverse to such shareholders the consideration to be provided to said shareholders pursuant to this Agreement and the Merger Agreement.

   18. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware.

   19. Non-Survival of Representations and Warranties. No representation or warranty contained in the Agreement or the Merger Agreement shall survive the Merger or except as set forth in paragraph 9(b), the termination of this Agreement. Paragraph 10 shall survive the Merger.

   20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one instrument.

   IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

 WELLS FARGO & COMPANY                    NORTH COUNTY BANCORP


      /s/ John E. Ganoe                           /s/ James M. Gregg
 By: _____________________________        By: _____________________________


      Executive Vice President                    Chairman and CEO
 Its: ____________________________        Its: ____________________________

                                                                       EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER
                                    Between
                              NORTH COUNTY BANCORP
                            a California corporation
                          (the surviving corporation)
                                      and
                                  [MERGER CO.]
                            a California corporation
                            (the merged corporation)

   This Agreement and Plan of Merger dated as of           ,      , between
NORTH COUNTY BANCORP, a California corporation (hereinafter sometimes called "Company" and sometimes called the "surviving corporation") and [MERGER CO.], a California corporation ("Merger Co.")(said corporations being hereinafter sometimes referred to as the "constituent corporations"),

   WHEREAS, Merger Co., a wholly-owned subsidiary of Wells Fargo & Company ("Wells Fargo"), was incorporated by Articles of Incorporation filed in the
office of the California Secretary of State on        , 19  , and said
corporation is now a corporation subject to and governed by the provisions of the California General Corporation Law. Merger Co. has authorized capital stock
of          shares of common stock having a par value of $      per share
("Merger Co. Common Stock"), of which           shares were outstanding as of
the date hereof; and

   WHEREAS, Company was incorporated by Articles of Incorporation filed in the
office of the California Secretary of State on         , 19   and said
corporation is now a corporation subject to and governed by the provisions of the California General Corporation Law. Company has authorized capital stock of
         shares of Common Stock, par value $      per share ("Company Common
Stock") of which         shares were outstanding and no shares were held in the
treasury as of             , 19  ; and

   WHEREAS, Wells Fargo and Company are parties to an Agreement and Plan of
Reorganization dated as of            , 1999 (the "Reorganization Agreement"),
setting forth certain representations, warranties and covenants in connection with the merger provided for herein; and

   WHEREAS, the directors, or a majority of them, of each of the constituent corporations respectively deem it advisable for the welfare and advantage of said corporations and for the best interests of the respective shareholders of said corporations that said corporations merge and that Merger Co. be merged with and into Company, with Company continuing as the surviving corporation, on the terms and conditions hereinafter set forth in accordance with the provisions of the California General Corporation Law, which statute permits such merger; and

   WHEREAS, it is the intent of the parties to effect a merger which qualifies as a tax-free reorganization pursuant to Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended;

   NOW, THEREFORE, the parties hereto, subject to the approval of the shareholders of Merger Co. and Company, in consideration of the premises and of the mutual covenants and agreements contained herein and of the benefits to accrue to the parties hereto, have agreed and do hereby agree that Merger Co. shall be merged with and into Company pursuant to the laws of the State of California, and do hereby agree upon, prescribe and set forth the terms and conditions of the merger of Merger Co. with and into Company, the mode of carrying said merger into effect, the manner and basis of exchanging the shares of Company Common Stock for shares of common stock of Wells Fargo of the par value of $1 2/3 per share ("Wells Fargo Common Stock"), and such other provisions with respect to said merger as are deemed necessary or desirable, as follows:

   FIRST: At the time of merger, Merger Co. shall be merged with and into Company, one of the constituent corporations, which shall be the surviving corporation, and the separate existence of Merger Co. shall cease and the name
of the surviving corporation shall be                 .

   SECOND: The Articles of Incorporation of Company at the time of merger shall be amended as set forth below and, as so amended, shall be the Articles of Incorporation of the surviving corporation until further amended according to law:

                 [Amend to change name, number of directors, etc.]

   THIRD: The By-Laws of Company at the time of merger shall be and remain the By-Laws of the surviving corporation until amended according to the provisions of the Articles of Incorporation of the surviving corporation or of said By-Laws.

   FOURTH: The directors of Merger Co. at the time of merger shall be and remain the directors of the surviving corporation and shall hold office from the time of merger until their respective successors are elected and qualify.

   FIFTH: The officers of Merger Co. at the time of merger shall be and remain the officers of the surviving corporation and shall hold office from the time of merger until their respective successors are elected or appointed and qualify.

   SIXTH: The manner and basis of converting the shares of Company Common Stock into whole shares of Wells Fargo Common Stock (and cash in lieu of fractional share interests) shall be as follows:

     1. Each of the shares of Company Common Stock outstanding immediately prior to the time of merger (other than shares as to which statutory dissenters' appraisal rights have been exercised) shall at the time of merger, by virtue of the merger and without any action on the part of the holder or holders thereof, be converted into the right to receive the number of shares of Wells Fargo Common Stock determined by dividing the Adjusted Wells Fargo Shares by the number of shares of Company Common Stock then outstanding. The "Adjusted Wells Fargo Shares" shall be a number equal to the Aggregate Share Amount divided by the Wells Fargo Measurement Price. The "Wells Fargo Measurement Price" is defined as the average of the closing prices of a share of Wells Fargo Common Stock as reported on the consolidated tape of the New York Stock Exchange during the period of 20 trading days ending on the day immediately preceding the meeting of shareholders required by paragraph 4(c) of this Agreement. The "Aggregate Share Amount" shall be $112,000,000 plus the aggregate exercise price of all Options exercised by cash payments between the date hereof and the day immediately prior to the Closing Date minus the Cash Surrender Amount. The "Cash Surrender Amount" shall equal the difference between (i) the product of (A) the "Fair Market Value Per Share" multiplied by (B) the number of Redeemed Options, minus (ii) the aggregate exercise price of all Redeemed Options. "Fair Market Value Per Share" shall mean $21.00. "Option" has the meaning given it in paragraph 2(c) of the Reorganization Agreement.

     2. As soon as practicable after the merger becomes effective, each holder of a certificate which, prior to the effective time of the merger, represented shares of Company Common Stock outstanding immediately prior to the time of merger shall be entitled, upon surrender of such certificate for cancellation to the surviving corporation or to Norwest Bank Minnesota, National Association, as the designated agent of the surviving corporation (the "Agent"), to receive a new certificate representing the number of whole shares of Wells Fargo Common Stock to which such holder shall be entitled on the basis set forth in paragraph 1 above. Until so surrendered each certificate which, immediately prior to the time of merger, represented shares of Company Common Stock shall not be transferable on the books of the surviving corporation but shall be deemed to evidence only the right to receive (except for the payment of dividends as provided below) the number of whole shares of Wells Fargo Common Stock issuable on the basis above set forth; provided, however, until the holder of such certificate for Company Common Stock shall have surrendered the same as above set forth, no dividend payable to holders of record of Wells

  Fargo Common Stock as of any date subsequent to the effective date of merger shall be paid to such holder with respect to the shares of Wells Fargo Common Stock issuable in connection with the merger, but, upon surrender and exchange thereof as herein provided, there shall be paid by the surviving corporation or the Agent to the record holder of such certificate representing Wells Fargo Common Stock issued in exchange therefor an amount with respect to such shares of Wells Fargo Common Stock equal to all dividends that shall have been paid or become payable to holders of record of Wells Fargo Common Stock between the effective date of merger and the date of such exchange.

     3. If between the date of the Reorganization Agreement and the time of merger, shares of Wells Fargo Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the number of shares of Wells Fargo Common Stock, if any, into which a share of Company Common Stock shall be converted on the basis above set forth, will be appropriately and proportionately adjusted so that the number of such shares of Wells Fargo Common Stock into which a share of Company Common Stock shall be converted will equal the number of shares of Wells Fargo Common Stock which the holders of shares of Company Common Stock would have received pursuant to such reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or stock dividend had the record date therefor been immediately following the time of merger.

     4. No fractional shares of Wells Fargo Common Stock and no certificates or scrip certificates therefor shall be issued to represent any such fractional interest, and any holder of a fractional interest shall be paid an amount of cash equal to the product obtained by multiplying the fractional share interest to which such holder is entitled by the average of the closing prices of a share of Wells Fargo Common Stock as reported by the consolidated tape of the New York Stock Exchange for each of the five
  (5) trading days immediately preceding the meeting of shareholders of Company held to vote on the plan of merger.

     5. Each share of Merger Co. Common Stock issued and outstanding at the time of merger shall be converted into and exchanged for one (1) share of the surviving corporation after the time of merger.

   SEVENTH: The merger provided for by this Agreement shall be effective as follows:

     1. The effective date of merger shall be the date on which Articles of Merger (as described in subparagraph 1(b) of this Article Seventh) shall be delivered to and filed by the California Secretary of State; provided, however, that all of the following actions shall have been taken in the following order:

       a. This Agreement shall be approved and adopted on behalf of Merger Co. and Company in accordance with the California General Corporation Law; and

       b. A certificate of merger or articles of merger (with this Agreement attached as part thereof) with respect to the merger, setting forth the information required by the California General Corporation Law, shall be executed by the President or a Vice President of Merger Co. and by the Secretary or an Assistant Secretary of Merger Co., and by the President or a Vice President of Company and by the Secretary or an Assistant Secretary of Company, and shall be filed in the office of the California Secretary of State in accordance with the California General Corporation Law.

     2. The merger shall become effective as of 11:59 p.m. (the "time of merger") on the effective date of merger.

   EIGHTH: At the time of merger:

     1. The separate existence of Merger Co. shall cease, and the corporate existence and identity of Company shall continue as the surviving corporation.

     2. The merger shall have the other effects prescribed by Section 1107 of the California General Corporation Law.

NINTH: The following provisions shall apply with respect to the merger provided for by this Agreement:

   1. The registered office of the surviving corporation in the State of
California shall be                , and the name of the registered agent of
Company at such address is Corporation Service Company.

   2. If at any time the surviving corporation shall consider or be advised that any further assignment or assurance in law or other action is necessary or desirable to vest, perfect or confirm in the surviving corporation the title to any property or rights of Merger Co. acquired or to be acquired as a result of the merger provided for herein, the proper officers and directors of Company and Merger Co. may execute and deliver such deeds, assignments and assurances in law and take such other action as may be necessary or proper to vest, perfect or confirm title to such property or right in the surviving corporation and otherwise carry out the purposes of this Agreement.

   3. For the convenience of the parties and to facilitate the filing of this Agreement, any number of counterparts hereof may be executed and each such counterpart shall be deemed to be an original instrument.

   4. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of California.

   5. This Agreement cannot be altered or amended except pursuant to an instrument in writing signed by both of the parties hereto.

   6. At any time prior to the filing of Articles of Merger with the California Secretary of State, subject to the provisions of the Reorganization Agreement this Agreement may be terminated upon approval by the Boards of Directors of either of the constituent corporations notwithstanding the approval of the shareholders of either constituent corporation.

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be signed in their respective corporate names by the undersigned officers and their respective corporate seals to be affixed hereto, pursuant to authority duly given by their respective Boards of Directors, all as of the day and year first above written.

                                          NORTH COUNTY BANCORP

                                          By: _________________________________

                                          Its: ________________________________

(Corporate Seal)

Attest:
-------------------------------------
              Secretary

                                          [MERGER CO.]

                                          By: _________________________________

                                          Its: ________________________________

(Corporate Seal)

Attest:
-------------------------------------
              Secretary

                                                                       EXHIBIT B

Wells Fargo & Company
Norwest Center
Sixth and Marquette
Minneapolis, MN 55479-1026

Attn: Secretary

Gentlemen:

   I have been advised that I might be considered to be an "affiliate," as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 ("Rule 145") promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), of North County Bancorp, a California corporation ("Company").

   Pursuant to an Agreement and Plan of Reorganization, dated as of         ,
1999, (the "Reorganization Agreement"), between Company and Wells Fargo & Company, a Delaware corporation ("Wells Fargo"), it is contemplated that a wholly-owned subsidiary of Wells Fargo will merge with and into Company (the "Merger") and, as a result of such Merger, I will receive in exchange for each share of Common Stock, no par value, of Company ("Company Common Stock") owned by me immediately prior to the Effective Time of the Merger (as defined in the Reorganization Agreement) a number of shares of Common Stock, par value $1
2/3 per share, of Wells Fargo ("Wells Fargo Common Stock"), as more specifically set forth in the Reorganization Agreement.

   I hereby agree as follows:

   I will not offer to sell, transfer or otherwise dispose of any of the shares of Wells Fargo Common Stock issued to me pursuant to the Merger (the "Stock") except (a) in compliance with the applicable provisions of Rule 145, (b) in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or (c) in an offering registered under the Securities Act.

   I consent to the endorsement of the certificates representing the Stock issued to me pursuant to the Merger with a restrictive legend which will read substantially as follows:

     "The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended (the "Act"), applies, and may be sold or otherwise transferred only in compliance with the limitations of such Rule 145, or upon receipt by Wells Fargo & Company of an opinion of counsel reasonably satisfactory to it that some other exemption from registration under the Act is available, or pursuant to a registration statement under the Act."

   Wells Fargo's transfer agent shall be given an appropriate stop transfer order and shall not be required to register any attempted transfer of the shares of the Stock unless the transfer has been effected in compliance with the terms of this letter agreement.

   It is understood and agreed that this letter agreement shall terminate and be of no further force and effect and the restrictive legend set forth above shall be removed by delivery of substitute certificates without such legend, and the related stop transfer order shall be lifted forthwith, if (i) any such shares of Stock shall have been registered under the Securities Act for sale, transfer or other disposition by me or on my behalf and are sold, transferred or otherwise disposed of, or (ii) any such shares of Stock are sold in accordance with the provisions of paragraphs (c), (e), (f) and (g) of Rule 144 promulgated under the Securities Act, or (iii) I am not at the time of such disposition an affiliate of Wells Fargo and have been the beneficial owner of the Stock for at least one year (or such other period as may be prescribed by the Securities Act, and the rules and regulations promulgated thereunder) and Wells Fargo has filed with the Commission all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding twelve months, or (iv) I am not and have not been for at least three months an affiliate of Wells Fargo and have been the beneficial owner of the Stock for at least two years (or such other period as may be prescribed by the Securities Act, and the rules and regulations promulgated thereunder), or (v) Wells Fargo shall have received an opinion of counsel acceptable to Wells Fargo to the effect that the stock transfer restrictions and the legend are not required.

   I have carefully read this letter agreement and the Reorganization Agreement and have discussed their requirements and other applicable limitations upon my ability to offer to sell, transfer or otherwise dispose of shares of Company Common Stock, Wells Fargo Common Stock or the Stock, to the extent I felt necessary, with my counsel or counsel for Company.

                                          Sincerely,

                                                                       EXHIBIT C

                     BUSINESS COMPLETION PAYMENT AGREEMENT

   THIS AGREEMENT is made this      day of              , 1999, by and between
Wells Fargo & Company ("Wells Fargo"), North County Bancorp ("Company") and
                  ("Employee").

   WHEREAS, Employee is currently an employee of North County Bank ("Bank"), a wholly owned subsidiary of Company; and

   WHEREAS, Company and Wells Fargo are entering into an Agreement and Plan of Reorganization ("the Agreement") whereby a wholly-owned subsidiary of Wells Fargo will merge with and into Company (the "Merger") pursuant to an agreement and plan of merger (the "Merger Agreement"); and

   WHEREAS, in anticipation of the successful consummation of the Merger Agreement, Employee has been selected to receive business completion payments in accordance with the terms set forth herein;

   NOW THEREFORE, the parties agree to the following:

   1. In consideration for receipt of business completion payments, Employee agrees to remain an employee of Bank through the Merger and to continue employment with the Bank or another affiliate of Wells Fargo until the completion of this assignment, at all times devoting his/her entire working time and skill to the performance of the duties/project described in paragraphs 2 and 3 below, to the satisfaction of Bank and Wells Fargo. Employee also agrees to abide by all Bank or Wells Fargo work rules, work policies and Code of Ethics, as applicable, in performing such duties/project.

   2. Employee agrees to perform his/her duties as (describe job title or project), as are being performed by Employee on the date of this Agreement and to continue working as a Bank employee on such duties/project through the Merger in exchange for a lump sum payment (the "First Completion Payment") of
$           , less appropriate payroll deductions. The First Completion Payment shall be made within thirty (30) days of the Merger provided Employee has fully performed all duties described in this Agreement through the Merger.

   3. Employee further agrees to perform his/her duties as assigned by the Bank and Wells Fargo and to continue working as an employee of Wells Fargo after the Merger on such duties/project through either a) Wells Fargo's release of the Employee; b) the completion of the conversion to Wells Fargo systems; or
c) December 31, 2000, whichever is earlier (the "Completion Date"), in exchange
for a lump sum payment (the "Second Completion Payment") of $               ,
less appropriate payroll deductions. The Second Completion Payment shall be made within thirty (30) days of the Completion Date provided Employee has fully performed all duties described in this Agreement through the Completion Date.

   4. If Employee terminates his/her employment with Bank for any reason, voluntarily or involuntarily, prior to the Merger, Employee will have forfeited the Completion Payments, and no portion or form of the Completion Payments shall be due to Employee from Bank or Wells Fargo.

   5. If Employee terminates his/her employment with Wells Fargo either voluntarily or involuntarily for cause, after the Merger and prior to the Completion Date, Employee will have forfeited the Second Completion Payment, and no portion or form of the Second Completion Payment shall be due to Employee from Wells Fargo. Notwithstanding the foregoing, Employee shall be eligible for the Second Completion Payment in the event that Employee voluntarily terminates his/her employment for one or more of the following reasons after the Merger and prior to the Completion Date:

     a) a reduction of the Employee's total cash compensation opportunity/1/ as in effect at the Effective Time of the Merger, or

--------
/1/If Employee is paid salary only, total cash compensation opportunity is defined as the same or higher actual salary; if Employee is paid salary and incentive/variable pay, total cash compensation opportunity is defined as salary plus target incentive opportunity.

     b) the reassignment of Employee to an employment location that is more than fifty (50) miles from the Employee's principal employment location as of the date of this Agreement.

   6. If the Employee is offered and accepts a regular position at any affiliate of Wells Fargo on or prior to the Completion Date, Employee shall nonetheless be eligible for the First and Second Completion Payments.

   7. If Employee becomes unable to perform the duties described in paragraphs 2 or 3 above as the result of death, a medically certified disability or family leave in accordance with Bank or Wells Fargo policy, Employee or his/her estate shall nonetheless be eligible for the First and Second Completion Payments.

   8. This Agreement supersedes any other agreement between Employee, Bank, Company and/or Wells Fargo, whether written or verbal, including but not limited to any employment, compensation or severance agreement (other than the Employment Contracts listed in Schedule 2(j)(i) of the Agreement and the Wells Fargo Salary Continuation Pay Plan). The terms of this Agreement may not be amended, except in writing where such writing is signed by the Employee, Company and Wells Fargo if before the Merger, and by Employee and Wells Fargo if after the Merger.

   9. This Agreement is not a contract of employment. The Employee remains an at will employee of Bank or Wells Fargo.

   10. Employee understands that this Agreement is separate from and in no way impacts or modifies Employee's participation in the Wells Fargo & Company Salary Continuation Pay Plan, or any agreements thereunder.

   11. In the event the Merger does not occur, this Agreement shall be null and void.

   Date: ________________________         ---------------------------------
                                          Employee

   Date: ________________________
                                          WELLS FARGO & COMPANY

                                          By: _____________________________

                                          Its: ____________________________

   Date: ________________________         NORTH COUNTY BANCORP

                                          By: _____________________________

                                          Its: ____________________________

                                   APPENDIX B

                               ----------------

                        OPINION OF HOVDE FINANCIAL, INC.

DRAFT FAIRNESS OPINION

                               December 21, 1999

Board of Directors
North County Bancorp
444 South Escondido Boulevard
Escondido, CA 92025

Members of the Board:

   We have reviewed the Agreement and Plan of Reorganization (the "Agreement") and related exhibits and schedules dated as of September 29, 1999 by and between Wells Fargo & Company ("WFC") and North County Bancorp ("Bancorp"), and as amended as of November 29, 1999, pursuant to which, among other things, Bancorp will be merged with and into WFC (the "Merger"). As is set forth in the Agreement, all of the issued and outstanding shares of Bancorp Common Stock, including all shares issued with respect to the Options, shall be converted into the right to receive $115.5 million in WFC Common Stock, subject to adjustment as provided for in the Agreement (the "Merger Consideration"). Capitalized terms used herein shall have the same meaning as in the Agreement, unless specifically stated otherwise.

   Hovde Financial, Inc. ("Hovde") specializes in providing investment banking and financial advisory services to commercial bank and thrift institutions. Our principals are experienced in the independent valuation of securities in connection with negotiated underwritings, subscription and community offerings, private placements, merger and acquisition transactions and recapitalizations. Pursuant to a Consulting Agreement dated June 20, 1997, between Bancorp and Hovde, Hovde was engaged to assist Bancorp in exploring various strategic options, including a potential affiliation of Bancorp with another financial institution. Therefore, we are familiar with Bancorp having acted as its financial advisor in connection with the proposed transaction, and having participated in the negotiations leading to the Agreement.

   During the course of our engagement, we reviewed and analyzed material bearing upon the financial and operating conditions of Bancorp and WFC and material prepared in connection with the proposed transaction, including the following: the Agreement; certain publicly available information concerning Bancorp and WFC, including consolidated financial statements for each for the three years ended December 31, 1998, respectively, as well as subsequent quarterly statements for the periods ended March 31, 1999 and June 30, 1999 for Bancorp and WFC, respectively; the nature and terms of recent sale and merger transactions involving banks and bank holding companies that we consider relevant; historical and current market data for the common stock of Bancorp and WFC; and financial and other publicly available information provided to us by the managements of Bancorp and WFC.

   In addition, we have conducted meetings with members of the senior management of Bancorp and WFC for the purpose of reviewing the future prospects of both companies. We also took into account our assessment of general economic, market and financial conditions and our experience in other similar transactions, as well as our overall knowledge of the banking industry and our general experience in securities valuations.

   We have acted as financial advisor to Bancorp with respect to the proposed Merger and have received a fee from Bancorp for our services. We will also receive an additional fee if the proposed Merger is consummated. Please be advised that affiliates of Hovde have a beneficial ownership interest in 595,589 shares of Bancorp Common Stock. We have no other financial advisory or other relationships with Bancorp. In the ordinary course of their businesses, affiliates of Hovde may actively trade the debt and equity securities of WFC for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

North County Bancorp
December 21, 1999
Page Two

   In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the publicly available materials provided to us by Bancorp and WFC, and in the discussions with management of Bancorp and WFC.

   Based on the foregoing and our experience as investment bankers, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the shareholders of Bancorp in connection with the Merger as described in the Agreement is fair to such shareholders from a financial point of view.

                                          Sincerely,

                                   APPENDIX C

                     CALIFORNIA DISSENTERS' RIGHTS STATUTE

(S) 1300. Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision
    (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at the fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

  (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

  (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by
      Section 1201 is sought by written consent rather than at a meeting

  (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

  (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

(S) 1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

(a) If, in the case of reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the dare of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting share, and a brief description of the procedure to be followed if the share holder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision
    (i) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price

(S) 1302. Submission of share certificates for endorsement; uncertificated securities

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

(S) 1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

(S) 1304. Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section
    152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

(S) 1305. Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs


(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

(S) 1306. Prevention of immediate payment; status as creditors; interest

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

(S) 1307. Dividends on dissenting shares

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

(S) 1308. Rights of dissenting shareholders pending valuation; withdrawal of demand of payment

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto

(S) 1309. Termination of dissenting share and shareholder status

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision
    (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

(S)1310. Suspension of right to compensation or valuation proceedings; litigation of shareholders' approval

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

(S) 1311. Exempt shares

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

(S) 1312. Right of dissenting shareholder to attack, set aside or rescindmerger or reorganization; restraining order or injunction; conditions

(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short- form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short- form merger set aside or rescinded, (1) a party to a reorganization or short- form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                   APPENDIX D

                               ----------------

                        NORTH COUNTY BANCORP'S FORM 10-K
                      FOR THE YEAR ENDED DECEMBER 31, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                   FORM 10-K

  (Mark One)

    [X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
       For the fiscal year ended December 31, 1998

    [_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
       THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from      to

                         Commission file number 0-10627

                               ----------------

                              NORTH COUNTY BANCORP
             (Exact name of registrant as specified in its charter)

                   California                                       95-3669135
(State or other jurisdiction of incorporation or
                 organization)                        (I.R.S. Employer Identification Number)
     444 S. Escondido Boulevard, Escondido,
                   California                                         92025
    (Address of principal executive offices)                        (Zip Code)

                                 (760) 743-2200
               Registrant's telephone number, including area code

                               ----------------

        Securities registered pursuant to Section 12(b) of the Act: None

          Securities registered pursuant to Section 12(g) of the Act:

                           Common Stock, No Par Value
                                (Title of class)

                               ----------------

   Check whether the registrant (1) filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [_] No

   Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-X contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [_]

   As of March 23, 1999, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $31,883,000.

   Shares of Common Stock held by each officer and director and each person owning more than five percent of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of the affiliate status is not necessarily a conclusive determination for other purposes.

 The number of shares of Common Stock of the registrant outstanding as of March
                            23, 1999 was 4,882,705.

                                                           Part of Form 10-K
   Documents Incorporated by Reference:                 into which incorporated
   ------------------------------------                 -----------------------
   Proxy Statement for the Company's Annual Meeting of
    Shareholders to be held June 16, 1999.............         Part III

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

Item 1. Description of Business.

The Company

   North County Bancorp (the "Company") is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and is headquartered in Escondido, California. The Company was incorporated in October, 1981 and acquired all of the outstanding shares of North County Bank (the "Bank") in July, 1982. The Company's only subsidiary and principal asset is the Bank. The Company exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and of such other subsidiaries as it may acquire or establish.

   The Company's principal sources of income are dividends from the Bank. The expenditures of the Company, including (but not limited to) the payment of dividends to stockholders, if and when declared by the Board of Directors, and the cost of servicing debt will generally be paid from such payments made to the Company by the Bank. At December 31, 1998, the Company had consolidated assets of $337.4 million, deposits of $303.1 million and stockholders' equity of $30.0 million.

   The Company's Administrative Offices are located at 444 South Escondido Boulevard, Escondido, California and its telephone number is (760) 743-2200. References herein to the "Company" include the Company and the Bank, unless the context indicates otherwise.

The Bank

   North County Bank, a California state-chartered bank that commenced operations in June, 1974, conducts its business through nine full-service branches and one loan production office. Five of the branches are located in San Diego County in the cities of Escondido, Poway, San Marcos and San Diego, with the remaining in Riverside County in the cities of Temecula, Murrieta, Beaumont and Banning. The Bank's loan production office is in Renton, Washington. The Bank provides a wide range of banking services to small and medium-sized businesses, real estate construction and development companies, professionals and individuals located in San Diego and Riverside counties, and offers small business loans through its loan production office in the Seattle, Washington area.

   The Bank holds no material patents, trademarks, licenses (other than licenses obtained from bank regulatory authorities), franchises or concessions, and did not spend any amounts on research and development activities in either of the Company's last three fiscal years. The Bank owns three subsidiaries; NCB Joint Venture-1, Inc. and GWB Development, which participated in real estate development, and NCB Mortgage, all of which are inactive corporations.

Retail Banking Services

 Deposits Accounts

   The Bank offers a wide variety of deposit products for the retail banking market including checking, interest-bearing checking, savings, certificates of deposit and retirement accounts. As of December 31, 1998, the Bank had approximately 25,995 retail deposit accounts with a balance of $169.6 million as compared to 22,706 accounts with a balance of $115.4 million at December 31, 1997. The Bank attempts to attract deposits through its product mix, pricing, convenient locations, extended hours, and efforts to provide the highest level of customer service. At December 31, 1998 the Bank's retail deposits consisted of $25.3 million or 15% in noninterest-bearing demand deposits, $20.6 million or 12% in interest-bearing demand deposits, $54.2 million or 32% in savings and money market deposits, $6.3 million or 4% in individual retirement accounts and $63.2 million or 37% in time certificates of deposit. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Financial Condition--Deposits.")

Loans

   The Bank also offers many types of consumer loans to its customers. These include new and used automobile, home improvement, home equity, personal lines of credit, overdraft protection, credit cards and other secured and unsecured installment and consumer loans. The Bank's consumer loans totaled approximately $34.2 million and $41.0 million at December 31, 1998 and 1997, respectively. The Bank also makes construction loans for custom built, owner-occupied homes, but generally does not offer long term home mortgage loans. Additionally, the Bank offers its customers FHA Title I home improvement loans and other home equity loan products, as well as purchasing these types of loans from other lenders. The Bank generally sells these loans in the secondary market, generating fee income on the sale. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Loans.")

Other Retail Products and Services

   The Bank offers other products and services to its retail customers which complement its deposit and loan products. These include life insurance products, including annuities, investments, travelers' checks, safe deposit boxes, escrow, notary, and collection services. The Bank also has drive-through facilities with extended hours, provides its customers with access to ATMs and POS terminals throughout the world and offers a telephone voice response service which gives customers access to account information 24 hours a day.

Business Banking Services

 Deposit Accounts

   The Bank offers interest-bearing and noninterest-bearing deposit accounts designed for small to medium-sized business customers. The services offered in conjunction with these accounts may include providing currency and coin, armored car pick-up, courier services, payroll services, credit card merchant services, document collection and wire transfers. The fees charged for a business account typically vary with the amount of services provided and the level of balances the customer keeps on deposit. The Bank relies on marketing and promotional activities and personal contact by its officers, directors and employees to develop these customer relationships, emphasizing the Bank's local ownership and decision making, personal service, community ties and financial strength. At December 31, 1998 the Bank had approximately 7,350 business deposit accounts totaling $126.5 million as compared to approximately 7,582 accounts totaling $129.9 million at December 31, 1997. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Financial Condition--Deposits.")

 Loans

   The Bank provides secured and unsecured loans and lines of credit for the operating and expansion needs of businesses, ranging from inventory and accounts receivable financing to equipment financing and letters of credit. These loans are generally for terms of one year or less. Significant emphasis is placed on the borrower's earnings history, capitalization, secondary sources of repayment (such as accounts receivable) or highly liquid collateral (such as certificates of deposit or publicly traded stocks or bonds). The Bank also makes loans to local real estate developers for the construction of entry level to middle income single family residences and fixed and variable rate loans on commercial real estate with terms of up to ten years. For customers whose loan demands exceed the Bank's legal lending limits, the Bank attempts to arrange for such loans on a participation basis with correspondent banks. Commercial loans (including commercial real estate loans) and construction loans totaled approximately $179.8 million and $19.9 million, respectively, at December 31, 1998, compared to $154.6 million and $10.3 million at December 31, 1997, respectively.

   The Bank is also one of the largest lenders of loans guaranteed by the U.S. Small Business Administration ("SBA") in its market area. SBA loans generally have maturities ranging from seven to 25 years, often are secured by commercial real estate and are currently guaranteed up to 80% by the SBA. The Bank sometimes sells these loans for a premium as there is an active secondary market for these loans. The Bank originated approximately $29.6 million and $35.0 million in SBA loans in 1998 and 1997, respectively. The Bank's SBA loan servicing portfolio, consisting of the guaranteed portion of SBA loans originated and sold, for which the Bank earns servicing fee income, totaled approximately $32.0 million and $42.9 million at December 31, 1998 and 1997, respectively. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Loans.")

 Real Estate Investments

   The Company has engaged in direct and indirect real estate development activities on a selective basis. At December 31, 1996, the Company was involved in one development project that originated in 1989. The project held one remaining lot for sale at December 31, 1996, which was sold in January of 1997. The Company has no plans for future involvement in real estate development projects.

Competition

   The banking business in southern California is highly competitive with respect to virtually all products and services and has become increasingly so in recent years. The industry continues to consolidate, and strong, unregulated competitors have entered the banking market with focused products targeted at highly profitable customer segments. Many largely unregulated competitors are able to compete across geographic boundaries and provide customers increasing access to meaningful alternatives to banking services in nearly all significant products. These competitive trends are likely to continue.

   With respect to commercial bank competitors, the business is largely dominated by a relatively small number of major banks with many offices operating over a wide geographical area, which banks have, among other advantages, the ability to finance wide-ranging and effective advertising campaigns and to allocate their investment resources to regions of highest yield and demand.

   Several mergers of large regional banks and large savings and loan associations with major banks, acquisitions of independent banks by major banks, and the failures of several independent banks in the Company's market area have significantly increased the presence of large regional banks and have reduced the number of independent banks competing in the Company's market area. Many of the major banks operating in the area offer certain services which the Bank does not offer directly (but some of which the Bank offers through correspondent institutions). By virtue of their greater total capitalization, such banks also have substantially higher lending limits than does the Bank./1/ Although major banks have some competitive advantages over small independent banks, the Bank has actively tried to make the loss of local independent banks a competitive advantage by soliciting customers who prefer the personal service offered by the Bank. The Company's promotional activities emphasize the advantages of dealing with a local bank attuned to the particular needs of the community and relies heavily upon local promotional activities and personal contact by its officers, directors, and employees.

   In addition to other banks, competitors include savings institutions, credit unions, and numerous non-banking institutions, such as finance companies, brokerage firms, mortgage companies and insurance companies. In recent years, increased competition has also developed from specialized finance and non-finance companies that offer wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal finance software. Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers. Mergers between financial institutions have placed additional pressure on banks within the industry to streamline their operations, reduce

--------                              D-4
expenses, and increase revenues to remain competitive. Competition has also intensified due to recently enacted federal and state interstate banking laws, which permit banking organizations to expand geographically, and the California market has been particularly attractive to out-of-state institutions.

   Technological innovation has also resulted in increased competition in financial services markets. Such innovation has, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously have been considered traditional banking products. In addition, many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer, ATMs, self-service branches, and/or in-store branches. In addition to other banks, the sources of competition for such products include savings associations, credit unions, brokerage firms, money market and other mutual funds, asset management groups, finance and insurance companies, and mortgage banking firms.

Regulation and Supervision

   The Company and the Bank are subject to significant regulation by Federal and state regulatory bodies. The following discussion of statutes and regulations is only a brief summary and does not purport to be complete. This discussion is qualified in its entirety by reference to such statutes and regulations. No assurance can be given that such statutes or regulations will not change in the future.

The Company

   The Company is subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") which requires the Company to file annual, quarterly and other current reports with the Securities and Exchange Commission (the "Commission"). The Company is also subject to additional regulations including, but not limited to, the proxy and tender offer rules promulgated by the Commission under Sections 13 and 14 of the Exchange Act; the reporting requirements of directors, executive officers and principal stockholders regarding transactions in the Company's Common Stock and short-swing profits rules promulgated by the Commission under Section 16 of the Exchange Act; and certain additional reporting requirements by principal stockholders of the Company promulgated by the Commission under Section 13 of the Exchange Act.

   The Company is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with the Board of Governors of the Federal Reserve System (the "FRB"). A bank holding company is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. It is also subject to examination by the FRB and is required to obtain FRB approval before acquiring, directly or indirectly, ownership or control of any voting shares of any bank if, after such acquisition, it would directly or indirectly own or control more than 5% of the voting stock of that bank, unless it already owns a majority of the voting stock of that bank.

   The FRB has by regulation determined certain activities in which the Company may or may not conduct business. The Company is currently prohibited from such activities as real estate brokerage and syndication; real estate development; property management; underwriting of life insurance not related to credit transactions; and, with certain exceptions, securities underwriting and equity funding.

The Bank

   The Bank joined the Federal Reserve System as a state-chartered member in July 1997. As a California state-chartered bank and member of the Federal Reserve System, the Bank is subject to regulation, supervision and regular examination by the California Department of Financial Institutions (the "Department") and by the FRB. The regulations of these agencies govern most aspects of the Bank's business, including the making of periodic reports by the Bank, and the Bank's activities relating to dividends, investments, loans, borrowings, capital requirements, certain check-clearing activities, branching, mergers and acquisitions, reserves against deposits and numerous other areas. Supervision, legal action and examination of the Bank by the regulatory agencies are generally intended to protect depositors and are not intended for the protection of stockholders.

   The earnings and growth of the Bank are largely dependent on its ability to maintain a favorable differential or "spread" between the yield on its interest-earning assets and the rate paid on its deposits and other interest-bearing liabilities. As a result, the Bank's performance is influenced by general economic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies, particularly the FRB. The FRB implements national monetary policies (such as seeking to curb inflation and combat recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rate applicable to borrowings by banks which are members of the Federal Reserve System. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

Capital Adequacy Requirements

   Both the Bank and the Company are subject to the regulations of the FRB governing capital adequacy. These regulations incorporate both risk-based and leverage capital requirements. Risk-based capital ratios are calculated to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations. Under these guidelines, the nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans. Total capital requirements are defined in terms of "core capital elements," or Tier 1 capital and "supplemental capital elements," or Tier 2 capital. The minimum ratio of qualifying total capital to total risk-weighted assets is 8.0%, at least one-half of which must be in the form of Tier 1 capital. As of December 31, 1998, the Company's Tier 1 risk-based capital and total risk-based capital ratios were 11.68% and 12.93%, respectively, and the Bank's Tier 1 risk-based capital and total risk-based capital ratios were 11.58% and 12.83%, respectively.

   The federal banking agencies have revised the risk-based capital standards to take adequate account of concentrations of credit (i.e., relatively large proportions of loans involving one borrower, industry, location, collateral or loan type) and the risks of "non-traditional" activities (those that have not customarily been part of the banking business). The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards, and authorize the regulators to review an institution's management of such risks in assessing an institution's capital adequacy.

   The federal banking agencies have also revised the risk-based capital regulations to include exposure to interest rate risk as a factor that the regulators will consider in evaluating a bank's capital adequacy. Interest rate risk is the exposure of a bank's current and future earnings and equity capital arising from adverse movements in interest rates. While interest risk is inherent in a bank's role as financial intermediary, it introduces volatility to bank earnings and to the economic value of the bank.

   The FRB also requires the maintenance of a leverage capital ratio designed to supplement the risk-based capital guidelines. Banks and Bank Holding Companies that have received the highest regulatory ratings must maintain a Tier 1 leverage capital ratio of at least 3.0%. All other institutions are required to maintain a leverage ratio of at least 100 to 200 basis points above the 3.0% minimum, for a minimum of 4.0% to 5.0%. Pursuant to federal regulations, banks must maintain capital levels commensurate with the level of risk to which they are exposed, including the volume and severity of problem loans, and federal regulators may, however, set higher capital requirements when a bank's particular circumstances warrant. As of December 31, 1998 the Company's and the Bank's Tier 1 leverage capital ratios were 8.80% and 8.76%, respectively, exceeding regulatory minimums. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations B Capital Resources").

Prompt Corrective Action Provisions

   Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured financial institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The federal banking agencies have by regulation defined the following five capital categories: "well capitalized" (Total Risk-Based Capital Ratio of 10%; Tier 1 Risk-Based Capital Ratio of 6%; and Leverage Ratio of 5%); "adequately capitalized" (Total Risk-Based Capital Ratio of 8%; Tier 1 Risk-Based Capital Ratio of 4%; and Leverage Ratio of 4%); "undercapitalized" (Total Risk-Based Capital Ratio of less than 8%; Tier 1 Risk-Based Capital less than 4%; or Leverage Ratio of less than 4%) (or 3% if the institution receives the highest rating from its primary regulator); "significantly undercapitalized" (Total Risk-Based Capital Ratio of less than 6%; Tier 1 Risk-Based Capital Ratio of less than 3%; or Leverage Ratio of less than 3%); and "critically undercapitalized" (tangible equity to total assets less than 2%). A bank may be treated as though it were in the next lower capital category if after notice and the opportunity for a hearing, the appropriate federal agency finds an unsafe or unsound condition or practice so warrants, but no bank may be treated as"critically undercapitalized" unless its actual capital ratio warrants such treatment.

   At each successively lower capital category, an insured bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from paying management fees to any controlling persons or from making capital distributions if to do so would make the bank "undercapitalized." Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). "Significantly undercapitalized" banks are subject to broad regulatory authority, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying certain bonuses without regulatory approval. Even more severe restrictions apply to critically undercapitalized banks. Most importantly, except under limited circumstances, not later than 90 days after an insured bank becomes critically undercapitalized, the appropriate federal banking agency is required to appoint a conservator or receiver for the bank.

   In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the issuance of cease and desist orders, termination of insurance of deposits (in the case of a bank), the imposition of civil money penalties, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against "institution-affiliated" parties.

Safety and Soundness Standards

   The federal banking agencies have adopted final guidelines establishing safety and soundness standards for all insured depository institutions. Those guidelines relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan and institute enforcement proceedings if an acceptable compliance plan is not submitted.

Premiums for Deposit Insurance

   FDIC insured depository institutions are required to pay insurance premiums depending on their risk classification. Institutions such as the Bank which are insured by the Bank Insurance Fund ("BIF"), are categorized into one of three capital categories (well capitalized, adequately capitalized, and undercapitalized) and one of three supervisory categories based on federal regulatory evaluations. The three supervisory categories are: financially sound with only a few minor weaknesses (Group A), demonstrates weaknesses that could result in significant deterioration (Group B), and poses a substantial probability of loss (Group C). The capital ratios used by the FDIC to define well capitalized, adequately capitalized and undercapitalized are the same in the FDIC's prompt corrective action regulations. The current BIF assessment rates are summarized as follows:

                 Assessment Rates Effective January 1, 1998/2/

                                                              Group Group Group
                                                                A     B     C
                                                              ----- ----- -----
   Well Capitalized..........................................    0     3    17
   Adequately Capitalized....................................    3    10    24
   Undercapitalized..........................................   10    24    27

   In addition, pursuant to recent legislation, BIF member banks (such as the Bank) began in 1997 to pay an amount which has fluctuated between approximately
1.16 and 1.30 (and is currently 1.22) basis points, or cents per $100 of insured deposits, towards the retirement of the Financing Corporation bonds (the "FICO Bonds") issued in the 1980's to assist in the recovery of the savings and loan industry. Members of the Savings Association Insurance Fund ("SAIF"), in addition to their normal deposit insurance premium, currently pay approximately 6.1 basis points. The rate paid to retire the FICO Bonds will become equal for members of the BIF and the SAIF on either January 1, 2000, or the date on which the BIF and SAIF insurance funds are merged, whichever occurs first.

Community Reinvestment Act

   The Bank is subject to certain requirements and reporting obligations involving Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations. In measuring a bank's compliance with its CRA obligations, the regulators now utilize a performance-based evaluation system which bases CRA ratings on the bank's actual lending service and investment performance, rather than on the extent to which the institution conducts needs assessments, documents community outreach activities or complies with other procedural requirements. In connection with their assessment of CRA performance, the federal regulators assign a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Bank was last examined for CRA compliance in 1998 and received a "satisfactory" CRA Assessment Rating.

Other Consumer Protection Laws and Regulations

   The bank regulatory agencies are increasingly focusing attention on compliance with consumer protection laws and regulations. Banks have been advised by federal regulators to carefully monitor compliance with various consumer protection laws and their implementing regulations. The federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in home mortgage lending describing three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment, and evidence of disparate impact. In addition to CRA and fair lending requirements, the Bank is subject to numerous other federal consumer protection statutes and regulations. Due to heightened regulatory concern related to compliance with consumer protection laws and regulations generally, the Bank may incur additional compliance costs or be required to expend additional funds for investments in the local communities it serves.

--------                              D-8

Interstate Banking and Branching

   The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") regulates the interstate activities of banks and bank holding companies and establishes a framework for nationwide interstate banking and branching. Since June 1, 1997, a bank in one state has generally been permitted to merge with a bank in another state without the need for explicit state law authorization. However, states were given the ability to prohibit interstate mergers with banks in their own state by "opting-out" (enacting state legislation applying equality to all out-of-state banks prohibiting such mergers ) prior to June 1, 1997. Limited interstate bank mergers were permitted prior to June 1, 1997 provided the applicable states' laws met certain requirements.

   Since 1995, adequately capitalized and managed bank holding companies have been permitted to acquire banks located in any state, subject to two exceptions: first, any state may still prohibit bank holding companies from acquiring a bank which is less than five years old; and second, no interstate acquisition can be consummated by a bank holding company if the acquiror would control more then 10% of the deposits held by insured depository institutions nationwide or 30% percent or more of the deposits held by insured depository institutions in any state in which the target bank has branches.

   A bank may establish and operate de novo branches in any state in which the bank does not maintain a branch if that state has enacted legislation to expressly permit all out-of-state banks to establish branches in that state.

   Among other things, the Interstate Banking Act amended the Community Reinvestment Act to require that in the event a bank has interstate branches, the appropriate federal banking regulatory agency must prepare for such institution a written evaluation of (i) the bank's record of performance; and
(ii) the bank's performance in each applicable state. Interstate branches are now prohibited from being used as deposit production offices, and foreign banks will be permitted to establish branches in any state other than its home state to the same extent that a bank chartered by the foreign bank's home state may establish such branches.

   The Caldera, Weggeland, and Killea California Interstate Banking and Branching Act of 1995 (the "Caldera Weggeland Act") was designed among other things to implement important provisions of the Interstate Banking Act discussed above and to repeal California's previous interstate banking laws, which were largely preempted by the Interstate Banking Act. (Prior California law prohibited, among other things, an out-of-state bank holding company from establishing a de novo California bank except for the purpose of taking over the deposits of a closed bank. This restriction has been eliminated.)

   As indicated above, the Interstate Banking Act generally permits a bank in one state to merge with a bank in another state without the need for explicit state law authorization. However, the Caldera Weggeland Act expressly prohibits a foreign (other state) bank which does not already have a California branch office from (i) purchasing a branch office of a California bank (as opposed to the entire bank) and thereby establishing a California branch office or (ii) establishing a California branch office on a de novo basis.

   The Interstate Banking Act also requires, among other things, approval of the state bank supervisor of the target bank's home state for interstate acquisitions of banks by bank holding companies. The Caldera Weggeland Act authorizes the California Commissioner of Financial Institutions (the "Commissioner") to approve such an interstate acquisition if the Commissioner finds that the transaction is consistent with certain criteria specified by law.

   The changes effected by Interstate Banking Act and Caldera Weggeland Act are expected to increase competition in the environment in which the Bank operates to the extent that out-of-state financial institutions directly or indirectly enter the Bank's market areas. It appears that the Interstate Banking Act has contributed to the accelerated consolidation of the banking industry in that a number of the largest bank holding companies are expanding into different parts of the country that were previously restricted. While many large out-of-state banks have already entered the California market as a result of this legislation, it is not possible to predict the precise impact of this legislation on the Bank or the Company and the competitive environment in which it operates.

Other Pending and Proposed Legislation

   Other legislative and regulatory initiatives which could affect the Bank and the banking industry in general are pending, and additional initiatives may be proposed or introduced, before the United States Congress, the California legislature and other governmental bodies in the future. For example, consumer legislation has been proposed in Congress which would require banks to offer basic, low-cost financial services to meet minimum customer needs. Other legislation has been proposed which would reform the Glass-Steagall Act and the Bank Holding Company Act, which restrict banks' and bank holding companies' ability to engage in certain activities, including the underwriting of and dealing in various securities. The latter proposal would significantly change the makeup of the financial services industry, expand the ability of banks and bank holding companies to offer a broader range of financial products, and provide the opportunity for additional competitors to be able to enter the financial services market in ways that are not currently permissible. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Bank or the Company would be affected thereby.

Accounting Changes

   The Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products and services, geographic areas, and major customers. Operating segments are components of an enterprise about which financial information is available and is evaluated regularly in deciding how to allocate resources and assess performance. The adoption of SFAS 131 had no material impact on the presentation of the Company's financial condition or results of operations.

   The FASB issued SFAS No. 132 "Employer's Disclosure about Pensions and Other Postretirement Benefits," effective for fiscal years beginning after December 15, 1997. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable. Adoption of this statement had no impact on the Company's financial position or results of operations.

   The FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for all quarters of fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management does not expect this change in accounting principle to have a material impact on the Company's financial condition or results of operations.

Employees

   As of December 31, 1998, the Company had 136 full-time employees and 111 part-time employees. The Company's Management believes that its employee relations are satisfactory.

Selected Statistical Information

   Selected statistical information relating to the Company has been included in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 2. Description of Property.

   The Company's administrative office and main branch location, are located at 444 South Escondido Boulevard in Escondido, California., where the Company leases approximately 26,100 square feet of a two-story professional office building. The terms of the lease provide for two five year extension options upon its expiration on March 31, 2006.

   Other properties either owned or leased by the Company include eight other branches, a data processing center, and a business loan office located in San Diego and Riverside counties, a loan production office in the Seattle, Washington area and land (a future branch site) in Riverside county. In the opinion of Management, the Company maintains adequate comprehensive general liability and casualty loss insurance covering its properties and activities conducted in or about its properties.

Item 3. Legal Proceedings

   From time to time, the Company and the Bank are defendants in legal proceedings arising in the ordinary course of business. Some of these proceedings which relate to lending, collections, and other activities may seek substantial sums as damages. It may take a number of years to finally resolve some of the pending legal proceedings due to their complexity and other reasons. At December 31, 1998, the Bank was party to certain legal actions, the potential exposure from which is not possible to determine with any certainty at this time. However, the Company has reviewed these matters with legal counsel and, in management's opinion, the ultimate resolution of these actions will not have a material effect on the Company's financial position.

Item 4. Submission of Matters to a Vote of Security Holders.

   Not applicable.

                                    PART II

Item 5. Market for Common Equity and Related Stockholder Matters.

   (a) Market Information

   North County Bancorp's Common Stock trades on the Nasdaq National Market System under the symbol "NCBH." Although trading in the Company's Common Stock has increased since the stock began trading on Nasdaq in July of 1996, such trades cannot be characterized as constituting an active trading market. Based on information provided by Nasdaq, Management believes that approximately 640,000 and 804,000 shares were traded in each of 1998 and 1997, respectively. As reported by the National Daily Quotation Service, bid prices for the Common Stock ranged from a low of $10.50 to a high of $15.625 during 1998 and from a low of $7.125 to a high of $13.75 during 1997. These quotes reflect inter-dealer prices without retail mark-ups, mark-downs or commissions and may not necessarily have represented actual transactions. There may have been transactions at other prices during that time. The following table provides information with respect to the range of high and low bid prices for the Company's stock for each quarterly period in 1998 and 1997:

                                                        1998           1997
                                                   --------------- -------------
                                                    High     Low    High   Low
                                                   ------- ------- ------ ------
   First Quarter.................................. $15.625 $13.250 $9.875 $7.125
   Second Quarter.................................  14.875  13.375  9.250  7.500
   Third Quarter..................................  13.375  10.500 10.375  8.000
   Fourth Quarter.................................  12.500  11.375 13.750 10.375

   (b) Holders

   On February 1, 1999 there were approximately 1,200 stockholders of record of the Common Stock.

   (c) Dividends

   As a bank holding company without significant assets other than its equity interest in the Bank, the Company's ability to pay dividends primarily depends upon the dividends it receives from the Bank. The Bank currently has outstanding 75,000 shares of noncumulative preferred stock with a $2.00 per share annual dividend and 166,677 shares of noncumulative preferred stock with a $0.72 per share annual dividend. The Bank resumed the payment of dividends in 1997 on the Bank's preferred stock. Such dividends had not been paid since 1994, pursuant to formal and informal agreements with the Bank's regulators and a Board resolution adopted in May of 1996, the last of which was terminated in March 1997. As with the Company, any change in the Bank's dividend practices will depend upon the Bank's earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Bank's Board of Directors at that time. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources").

   The Bank's ability to pay dividends to the Company is also subject to certain legal limitations. Under California law, the Bank may declare a cash dividend out of the Bank's net profits up to the lesser of the Bank's retained earnings or the Bank's net income for the last three (3) fiscal years (less any distributions made to stockholders during such period), or, with the prior written approval of the Commissioner, in an amount not exceeding the greatest of (i) the retained earnings of the Bank, (ii) the net income of the Bank for its last fiscal year, or (iii) the net income of the Bank for its current fiscal year.

   In addition, under federal law, the Bank is prohibited from paying any dividends if after making such payment the Bank would fail to meet any of its minimum capital requirements. (See "Item 1--Business--Regulation and Supervision--Capital Adequacy Requirements"). The federal regulators also have the authority to prohibit the Bank from engaging in any business practices which are considered to be unsafe or unsound, and in some circumstances the regulators might prohibit the payment of dividends on that basis even though such payments would otherwise be permissible.

   The Company's ability to pay dividends is also limited by state corporation law. The California General Corporation Law prohibits the Company from paying dividends on the Common Stock unless: (1) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or
(2) immediately after giving effect to the dividend the sum of the Company's assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of the current liabilities.

   The Company's practice has been to retain earnings to provide funds for the operation and expansion of its business. Accordingly, the Company has not paid any cash dividends on its Common Stock since 1984. Management has no current plans to pay cash dividends in the foreseeable future. However, the Board's practice is to review annually the advisability of paying cash dividends based upon the Company's earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Board of Directors at that time. In making any such assessment, the Board of Directors of the Company would have to consider among other things the capital requirements of the Bank and other factors concerning the Bank, including the dividend guidelines and maintenance of an adequate allowance for loan losses.

Item 6. Selected Financial Data.

(Dollars in thousands, except per share data)

   The table below sets forth certain selected consolidated financial data for the Company and is qualified in its entirety by the detailed information and financial data presented in the Company's Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                             As of or for the Years Ended December 31,
                         -----------------------------------------------------
                           1998       1997       1996       1995       1994
                         ---------  ---------  ---------  ---------  ---------
Summary Statement of
 Income Data
  Interest income....... $  25,704  $  22,295  $  19,840  $  19,286  $  17,647
  Interest expense......     6,339      5,941      5,112      5,164      4,525
                         ---------  ---------  ---------  ---------  ---------
  Net interest income...    19,365     16,354     14,728     14,122     13,122
  Provision for loan and
   lease losses.........     1,474      1,122      1,300      3,306      3,135
  Noninterest income....     7,066      6,788      6,975      6,612      6,873
  Noninterest expense...    16,825     16,198     15,567     15,334     16,521
                         ---------  ---------  ---------  ---------  ---------
  Income before
   provision for income
   taxes................     8,132      5,822      4,836      2,094        339
  Provision for income
   taxes................     3,363      2,313      2,092        562        254
                         ---------  ---------  ---------  ---------  ---------
  Net income............ $   4,769  $   3,509  $   2,744  $   1,532  $      85
                         =========  =========  =========  =========  =========
Summary Balance Sheet
 Data (Period End)
  Loans net of unearned
   income............... $ 237,702  $ 210,991  $ 180,410  $ 161,950  $ 166,609
  Allowance for loan and
   lease losses.........     3,592      3,268      3,129      2,916      2,739
  Investment
   securities...........    43,821     29,679     34,461     26,172     27,168
  Earning assets........   298,523    244,670    217,071    198,622    198,049
  Total assets..........   337,413    280,734    257,306    237,034    246,840
  Interest-bearing
   deposits.............   202,594    161,703    145,407    143,108    146,450
  Total deposits........   303,059    251,555    229,344    213,839    226,101
  Long term
   obligations..........       387        415      3,513      3,640      3,669
  Total stockholders'
   equity...............    30,000     25,193     20,172     17,227     13,756
Per Share Data (1)
  Basic EPS............. $    0.98  $    0.78  $    0.63  $    0.39  $    0.02
  Diluted EPS...........      0.94       0.72       0.58       0.37        -- (2)
  Book value............      6.16       5.17       4.57       3.96       3.65
  Average common
   shares............... 4,868,906  4,513,556  4,366,729  3,973,170  3,767,362
  Average common shares
   assuming dilution.... 5,073,371  5,004,430  4,884,121  4,428,824        --
  Common shares
   outstanding.......... 4,868,906  4,868,906  4,417,041  4,350,975  3,767,362
Selected Financial
 Ratios (3)
  Return on average
   stockholders'
   equity...............     17.25%     15.72%     14.73%      9.97%      0.60%
  Return on average
   assets...............      1.54       1.28       1.11       0.66       0.03
  Net interest spread
   (4)..................      6.04       5.90       6.18       6.47       5.96
  Net interest margin
   (5)..................      7.13       6.94       7.09       7.30       6.63
  Tier 1 leverage
   capital ratio........      8.80       8.76       7.70       7.17       5.47
  Nonperforming loans to
   total gross loans....      0.33       1.43       1.96       3.27       3.08
  Nonperforming assets
   to total gross loans
   and other real estate
   owned (6)............      0.49       1.89       3.44       4.68       5.13
  Net charge-offs to
   average loans........      0.52       0.50       0.63       1.89       1.54
  Average stockholders'
   equity to average
   assets...............      8.95       8.14       7.54       6.61       5.79
  Loans to deposits.....      78.4       83.9       78.7       75.7       73.7

--------
(1) Restated to reflect stock dividends.
(2) The calculation of Diluted EPS upon conversion of the Company's subordinated debentures proved to be anti-dilutive at December 31, 1994.
(3) For purposes of calculating the financial ratios, average balances are the consolidated average balances of the Company and the Bank. Bank average balances are based upon daily average balances, and Company average balances are based upon month end balances.
(4) Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(5) Represents net interest income as a percentage of average interest-earning assets.
(6) Nonperforming assets consist of nonaccrual loans, loans past due 90 days or more and other real estate owned.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

   The following analysis of the Company's results of operations and financial condition as of and for the three years ended December 31, 1998 should be read in conjunction with the consolidated financial statements and the notes related thereto, and with reference to the discussion of the operations and other financial information presented elsewhere in this report. For purposes of calculating the financial ratios, average balances are comprised of both average Company and Bank balances. Bank average balances are based upon daily average balances, and Company average balances are based upon month end balances.

   Statements contained in this Report on Form 10K that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company's expectations, intentions, beliefs or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date thereof, and the Company assumes no obligation to update any such forward-looking statements. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements. Factors that could cause actual results to differ materially from those in such forward-looking statements include general economic conditions, particularly in the Company's market areas, changes in prevailing interest rates, competitive products and pricing, inflation, credit and other risks of lending and investment activities, fiscal and monetary policies of the U.S. and other governments, regulations affecting financial institutions, and other risks and uncertainties affecting the Company's operations and personnel.

Results of Operations

Summary

   A comparison of the annual results for the two years ended December 31, 1998 (see "Item 6. Selected Financial Data") reflects net income growth of approximately 36% and 28% in 1998 and 1997, respectively, amounting to $4.8 million in 1998 compared to $3.5 million in 1997 and $2.7 million in 1996. Net interest income, the primary contributor to the increase in earnings, rose 18% in 1998 to $19.4 million and 11% in 1997 to $16.4 million. Basic earnings per share increased 26% to $0.98 in 1998 and 24% to $0.78 in 1997. Diluted earnings per share increased 31% to $0.94 in 1998 and 24% to $0.72 in 1997. The 1998 results produced returns on average assets and average equity of 1.54% and 17.25%, respectively, compared to 1.28% and 15.72%, respectively, in 1997.

 Net Interest Income

   Net interest income, the principal source of income for the Company, is interest and fees earned on loans and investments less the interest paid on deposits and borrowings. Primary factors affecting the level of net interest income include increases or decreases in the average balances (volume) of interest-earning assets and interest-bearing liabilities, increases or decreases in the average rates earned and paid on these assets and liabilities, the Company's ability to manage its earning asset portfolio and the availability of particular sources of funds. An analysis of the Company's taxable-equivalent net interest income and average balance sheet levels for the last three years is presented in Table One. The changes in net interest income from year to year are analyzed in Table Two. Interest income and yields in the following discussion are on a tax-equivalent basis.

   Net interest income increased 18% or $3.0 million in 1998 to $19.4 million from $16.5 million in 1997. This increase was the result of loan growth and deposit pricing management efforts. Average loans and loan yields in 1998 increased to $222.2 million at 10.31% from $195.5 million at 10.25% in 1997, representing a 14% growth in volume and resulting in an increase of 14% or $2.9 million in loan income. Management believes that interest rates on each category of loans in the Bank's loan portfolio are competitively priced for banks in its market area. The yield on average loans is also influenced by the mix of loans in the loan portfolio. Real estate construction loans, commercial real estate loans and commercial loans are typically offered at higher interest rates and fees than residential real estate loans, lease financing or automobile and other consumer loans. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Loans"). Interest on Federal funds sold increased by 90% or $394,000 due to growth of $7.8 million or 96% in average funds sold resulting from significant deposit growth in 1998. Net interest income in 1997 increased 11% primarily due to an increase in average interest-earning assets partly offset by a decrease in the net interest margin. Maturities of fixed rate higher yielding loans combined with a decrease in total consumer loans outstanding and a declining interest rate environment decreased the yield on the loan portfolio to 10.25% in 1997 from 10.37% in 1996. The average tax equivalent yield on interest-earning assets was 9.45% in 1997 compared to 9.53% in 1996.

   Total interest expense increased approximately 7% or $398,000 in 1998 due to an increase of $585,000 in interest paid on deposits partly offset by decreases of $30,000 and $157,000, respectively, in interest paid on overnight funds and on long term borrowings. Average interest-bearing deposits grew approximately 12% or $20.1 million to $184.2 million from $164.1 million in 1997. The increase in interest expense due to growth was partially offset by a slight decrease in interest expense due to the average rate paid on interest-bearing deposits declining to 3.39% in 1998 from 3.44% the prior year. Time deposits averaged $62.4 million at an average rate paid of 5.02% in 1998 compared to $51.6 million at 5.11% in 1997. The decrease in rates paid on deposits in 1998 compared to 1997 is attributable to a number of factors including government easing of short term interest rates, a short term (seven months) certificate of deposit promotion at an above market rate (6.0%) during the first part of 1997, and the Company generally lowering interest rates as deposit growth outpaced loan growth in 1998. The net interest margin (net interest income as a percentage of average earning assets) increased to 7.13% in 1998 from 6.94% in 1997. This margin, however, had narrowed during the last quarter of 1998 to 6.84%, a trend that management believes is likely to continue in 1999 based on current rate trends. The certificate of deposit promotion was the primary reason that average time deposits increased by 47% or $16.4 million in 1997 from $35.2 million in 1996, and contributed to the $961,000 increase in interest expense related to time deposits that year. The Company's net interest margin decreased to 6.94% in 1997 from 7.09% in 1996. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Financial Condition--Deposits.")

Table One--Analysis of Taxable-Equivalent Net Interest Income

(Dollars in Thousands)

 This table presents an analysis of net interest income and average balance sheet levels for the last three years. Tax-exempt income is presented on a tax-equivalent basis assuming a 34% federal tax rate.

                                                            Years Ended December 31,
                    --------------------------------------------------------------------------------------------------------
                                   1998                               1997                               1996
                    ---------------------------------- ---------------------------------- ----------------------------------
                    Average     Interest     Average   Average     Interest     Average   Average     Interest     Average
                    Balance  Income/Expense Rate/Yield Balance  Income/Expense Rate/Yield Balance  Income/Expense Rate/Yield
                    -------- -------------- ---------- -------- -------------- ---------- -------- -------------- ----------
Assets
Interest-earning
assets:
 Loans(1).........  $222,193    $22,906       10.31%   $195,536    $20,050       10.25%   $171,906    $17,831       10.37%
 Taxable
 investment
 securities.......    29,624      1,753        5.92      30,289      1,713        5.65      27,570      1,592        5.78
 Tax-exempt
 investment
 securities.......     2,840        183        6.46       2,861        182        6.37       2,261        138        6.09
 Interest-bearing
 deposits.........     2,110        112        5.33         277         16        5.79         --         --          --
 Federal funds
 sold.............    15,936        833        5.23       8,124        439        5.41       7,573        385        5.08
                    --------    -------       -----    --------    -------       -----    --------    -------       -----
 Total earning
 assets...........   272,703     25,787        9.46     237,087     22,400        9.45     209,310     19,946        9.53
                    --------    -------       -----    --------    -------       -----    --------    -------       -----
Noninterest-
earning assets:
 Cash and due from
 banks............    23,293                             23,079                             22,560
 Premises and
 equipment, net...     9,385                              8,328                              9,184
 Other assets(2)..     6,945                              9,055                              9,028
 Total
 noninterest-
 earning assets...    39,623                             40,462                             40,772
Less allowance for
loan and lease
losses............     3,517                              3,264                              3,233
                    --------                           --------                           --------
 Total assets.....  $308,809                           $274,285                           $246,849
                    ========                           ========                           ========
Liabilities and
Stockholders'
Equity
Interest-bearing
liabilities:
 Deposits:
  Interest-bearing
  demand..........  $ 41,391        546        1.32    $ 36,809        525        1.43    $ 36,791        528        1.44
  Savings.........    80,415      2,563        3.19      75,650      2,489        3.29      75,583      2,488        3.29
  Time............    62,359      3,128        5.02      51,621      2,638        5.11      35,166      1,677        4.77
 Other short term
 borrowings.......       943         44        4.71       1,410         74        5.24       1,622         74        4.43
 Capital lease....       407         58       14.17         422         61       14.57         444         65       14.59
 Long term debt          --         --          --        1,624        154        9.47       3,229        280        8.67
                    --------    -------       -----    --------    -------       -----    --------    -------       -----
 Total interest-
 bearing
 liabilities......   185,515      6,339        3.42     167,536      5,941        3.55     152,835      5,112        3.34
                                -------       -----                -------       -----                -------       -----
Noninterest-
bearing
liabilities:
 Demand deposits..    92,885                             81,958                             73,298
 Other
 liabilities......     2,763                              2,474                              2,102
                    --------                           --------                           --------
 Total
 liabilities......   281,163                            251,968                            228,235
Stockholders'
equity............    27,646                             22,317                             18,614
                    --------                           --------                           --------
 Total
 liabilities and
 stockholders'
 equity...........  $308,809                           $274,285                           $246,849
                    ========                           ========                           ========
Net interest
income (tax
equivalent
basis)............               19,448                             16,459                             14,834
Reversal of tax
equivalent
adjustment........                  (83)                              (105)                              (106)
Net interest
income............              $19,365                            $16,354                            $14,728
                                =======                            =======                            =======
Net interest
spread(3).........                             6.04%                              5.90%                              6.18%
                                              -----                              -----                              -----
Net interest
margin(4).........                             7.13%                              6.94%                              7.09%
                                              =====                              =====                              =====

----
(1) For purposes of these computations, nonaccrual loans are included in the daily average loan amounts outstanding.
(2) Includes average balances of real estate owned other than Company and Bank premises during 1998, 1997, and 1996 of $837,000, $1.0 million, and $2.8 million, respectively.
(3) Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(4) Represents net interest income as a percentage of average interest-earning assets.

Table Two--Changes in Taxable-Equivalent Net Interest Income
(Dollars in thousands)

   This table sets forth the year-to-year changes in net interest income on a fully taxable-equivalent basis for the years shown. The changes for each major category of interest income and interest expense are divided between the portion of change attributable to the variance in average balances (volume) or average rates for that category. The amount of change that cannot be separated is allocated to each variance proportionately.

                                     1998 vs. 1997
                                        Increase            1997 vs. 1996
                                       (Decrease)        Increase (Decrease)
                                   Due to Changes in      Due to Changes in
                                   Volume  Rate  Total   Volume  Rate   Total
                                   ------  ----  ------  ------  -----  ------
   Earning assets--Interest
    income:
    Loans........................  $2,748  $108  $2,856  $2,425  $(206) $2,219
    Investment securities:
     Taxable.....................     (38)   78      40     155    (34)    121
     Non-taxable.................      (1)    2       1      38      6      44
    Federal funds sold...........     409   (15)    394      29     25      54
    Interest-bearing deposits....      97    (1)     96      16    --       16
      Total......................   3,215   172   3,387   2,663   (209)  2,454
                                   ------  ----  ------  ------  -----  ------
   Deposits and borrowed funds--
   Interest expense:
    Interest-bearing demand
     deposits....................      62   (41)     21     --      (3)     (3)
    Savings deposits.............     152   (78)     74       2     (3)     (1)
    Time deposits................     540   (50)    490     833    128     961
    Other short term borrowings..     (23)   (7)    (30)    (10)    12       2
    Long term debt...............    (154)  --     (154)   (150)    24    (126)
    Capital lease................      (2)   (1)     (3)     (4)   --       (4)
                                   ------  ----  ------  ------  -----  ------
      Total......................     575  (177)    398     671    158     829
                                   ------  ----  ------  ------  -----  ------
   Change in net interest
    income.......................  $2,640  $349  $2,989  $1,992  $(367) $1,625
                                   ======  ====  ======  ======  =====  ======

 Provision for Loan and Lease Losses

   The Company provides for loan and lease losses by a charge to operations based upon Management's evaluation of the loan portfolio, past loan loss experience, general economic conditions, and other pertinent factors. The provision for loan and lease losses increased $352,000 or 31% to $1.5 million in 1998 and decreased $178,000 or 14% to $1.1 million in 1997 as compared to 1996. The 1998 increase was attributable to an increase of approximately 13% or $26.7 million in outstanding loans at year-end and an increase in net loans charged off to $1.2 million or 0.52% of average loans from $1.0 million or 0.50%, respectively, in 1997. The 1997 decrease was due to a decline in net loans charged off from $1.1 million or 0.63% of average loans outstanding in 1996, as well as a decreased provision for loan and lease losses that in Management's opinion reflected the improvement in the Southern California economy and in the real estate market. During 1998, 1997 and 1996, the Company provided $640,000, $1.2 million and $400,000, respectively, to the provision for loan and lease losses to supplement its Title I HUD reserves. As of December 31, 1998, 1997 and 1996, the allowance for loan and lease losses represented 1.51%, 1.55% and 1.73%, respectively, of total loans. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Allowance for Loan and Lease Losses.")

 Noninterest Income

   As presented in Table Three, noninterest income increased 4% or $278,000 to $7.1 million in 1998, consisting of increases of 19% or $244,000 in gain on loan sales and 28% or $221,000 in other income, partly offset by a decrease of 26% or $192,000 in loan servicing fees. In 1998, an increase in SBA loan prepayments as a consequence of declining interest rates prompted management's decision to sell $3.0 million in SBA loans and recognize gains on loan sales of $277,000. In addition, $4.5 million in SBA "504" loans, a relatively new line of business for the Company, were sold for gains of $216,000. Gains on the sale of Title 1 and other equity loans declined by $152,000 and $97,000, respectively, due to the lower volume of sales and premiums paid for these loans. Noninterest income decreased 3% or $187,000 to $6.8 million in 1997 from $7.0 million in 1996, due primarily to a decrease of 9% or $124,000 in gains on loan sales. The Company sold no SBA loans in 1997 compared to sales of $8.3 million in 1996 due to Management's decision to retain these loans in its portfolio to enhance loan yields and to offset the slow demand for other types of loans in the Company's market area. This resulted in a decrease in the gains on the sale of SBA loans of $687,000 which was partly offset by an increase in gains related to the sale of Title I and other equity loans of $563,000. During 1997, the Company sold Title I and other equity loans of $52.7 million as compared to $18.8 million in 1996. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations B Loans").

Table Three--Noninterest Income
(Dollars in thousands)

   This table presents significant categories of noninterest income for each of the last three years and the percentage change between the years.

                                                    %              %
                                                  Change         Change
                                            1998  98/97    1997  97/96    1996
                                           ------ ------  ------ ------  ------
   Service charges on deposits............ $3,941   0.1   $3,936   2.9   $3,827
   Gain on sale of loans..................  1,545  18.6    1,301  (8.7)   1,425
   Loan servicing fees....................    561 (25.5)     753   0.8      747
   Other income...........................  1,019  27.7      798 (18.2)     976
                                           ------ -----   ------ -----   ------
     Total noninterest income............. $7,066   4.1   $6,788  (2.7)  $6,975
                                           ====== =====   ====== =====   ======

 Noninterest Expense

   Noninterest expense increased 4% or $627,000 in 1998 to $16.8 million compared to a 4% increase of $631,000 in 1997 to $16.2 million from $15.6 million in 1996. A breakdown of significant noninterest expense categories for the three years ended December 31, 1998 is presented in Table Four. Salaries and employee benefits increased 8% or $740,000 in 1998 and 12% or $1.0 million in 1997. On December 31, full time equivalent employees totaled 218 in 1998, 210 in 1997 and 196 in 1996. Occupancy expense increased 8% or $245,000 and 4% or $137,000 in 1998 and 1997, respectively, during which time the Company opened its ninth full service office and expanded its SBA business into the Seattle, Washington area. Expenses related to the acquisition, maintenance and sale of other real estate owned partially offset the increases in the other expense categories with a decrease of $375,000 to a net gain of $473,000 in 1998, of which amount $289,000 was related to the sale of one property, compared to a net gain of $98,000 in 1997 and a net loss of $614,000 in 1996. Collection expenses incurred to recover or mitigate loan and operating losses decreased by $157,000 in 1998 and $88,000 in 1997. The Company currently plans additional expansion in 1999, including the opening of a full service branch in Vista, California, the construction of a new facility for its Murrieta branch, and is planning the possible opening of additional SBA loan production offices.

Table Four--Noninterest Expense
(Dollars in thousands)

   The following table presents significant categories of noninterest expense for each of the last three years and the percentage change between the years.

                                                %                %
                                              Change           Change
                                      1998    98/97    1997    97/96    1996
                                     -------  ------  -------  ------  -------
   Salaries and employee benefits... $ 9,888     8.1  $ 9,148    12.4  $ 8,136
   Occupancy expense................   3,477     7.6    3,232     4.4    3,095
   Telephone and postage............     895    29.9      689     6.8      645
   Advertising and public
    relations.......................     692    (2.7)     711    35.7      524
   Professional services............     574    11.7      514    63.2      315
   Printing, stationery and
    supplies........................     335    (3.2)     346    25.8      275
   Collection expense...............      76   (67.4)     233   (27.4)     321
   Other real estate owned..........    (473) (382.7)     (98) (116.0)     614
   Other expenses...................   1,361    (4.4)   1,423   (13.3)   1,642
                                     -------  ------  -------  ------  -------
     Total noninterest expense...... $16,825     3.9  $16,198     4.1  $15,567
                                     =======  ======  =======  ======  =======

 Impact of Year 2000 on Computer Systems

   Noninterest expense includes the cost of projects to ensure accurate date recognition and data processing with respect to the century date change (commonly referred to as "Y2K"). The Y2K issue confronting the Company, its suppliers, customers, customer's suppliers and competitors centers on the inability of computer systems to recognize the year 2000. Most computer systems in use today were designed and developed when computer memory was limited and expensive on early mainframes. As a consequence many programs used only two digits for the year in the date field to conserve memory. As a result, many computer applications could fail completely or create erroneous results by the year 2000 unless corrective measures are taken. To the extent that the problem is not successfully addressed, consequences, the extent of which are unknown, could impact the Company's business, operations, customers and vendors. The Company has identified critical systems and processes and is in the process of testing and formulating contingency plans for replacing or repairing any non-compliant systems. The Company expects to substantially complete the Y2K hardware and software testing, validation and remediation of its critical systems by the end of the first quarter of 1999. The Company is also assessing the potential impact of this problem on its customers. The related costs, which are expensed as incurred, are primarily included in professional services, equipment repairs (a component of occupancy expense) and salary expense. Y2K expenses incurred through the end of 1998 amounted to approximately $175,000 and the total cost of the project is estimated to be approximately $360,000. The Company does not believe that the costs of addressing this problem will have a material effect on the results of its operations.

 Income Taxes

   The Company's income tax expense for 1998, 1997 and 1996 was $3.4 million, $2.3 million and $2.1 million, respectively, reflecting an effective tax rate of 41.4%, 39.7% and 43.3%, respectively. Note Eleven to the consolidated financial statements includes a reconciliation of federal income tax expense computed using the federal statutory rate of 34% to actual income tax expense.

Financial Condition

Summary

   An analysis of the summary year-end balance sheet data for 1994 through 1998 as presented in Selected Financial Data (Item 6) illustrates an increasing rate of growth over the last four years. From 1995 to 1998, the Company's total assets have grown an average of over 12% per year. During the same period, loan growth averaged 13%, deposit growth averaged 12% and stockholders' equity grew at an average rate of 20% per year.

   A review of the Company's rate of growth for year-end 1998 over 1997 reflects a 20% increase in total assets, a 13% increase in total loans, and a 21% increase in deposits. A number of factors supported the growth of assets, loans and deposits in 1998. The Company focused on opportunities to attract new clients which were presented by bank merger and acquisition activity in its market areas. Loan growth, primarily in commercial, commercial real estate and construction lending, was encouraged by the expansion of the local real estate markets. The volatile stock market helped to promote bank deposits, primarily certificates of deposit, as a safe short term investment. The following discussion of the Company's financial condition is segmented into loans, investments, deposits and capital resources.

Loans

   Gross loans and leases, the Company's primary use of funds, represented 70% of total assets at December 31, 1998 compared to 75% at year-end 1997. Gross loans increased 13% to $237.7 million at year-end 1998 and 17% to $211.0 million in 1997 from $180.4 million in 1996. Average gross loans for 1998 increased 14% or $26.7 million to $222.2 million from $195.5 million in 1997 which represented an increase of 14% from average loans of $171.9 million in 1996. Average gross loans represented 80% and 79% of total average deposits in 1998 and 1997, respectively.

   As presented in Table Five, real estate construction loans at year-end 1998 had increased 92% to $19.9 million and 197% to $10.3 million in 1997 following declines in the previous two years due to a decline in real estate values and a generally poor economy in Southern California. During 1996 the demand for real estate in Southern California, and therefore, real estate values, began improving and have continued to improve through the end of 1998, largely accounting for the increase in real estate construction loans outstanding and undisbursed real estate construction loan commitments. Real estate construction loans represented 8.4% and 4.9% of total loans at December 31, 1998 and 1997, respectively. Total undisbursed commitments for these loans were $10.9 million at year-end 1998 compared to $18.9 million the end of 1997. The Company's real estate construction loans are primarily for single family residences located within San Diego and Riverside counties in the $100,000 to $400,000 range. Based upon the current housing market in its market area, management believes real estate demand will likely continue at its current strong levels and believes that its level of real estate construction activities will expand over that of 1998.

   Commercial real estate loans (commercial loans secured by first trust deeds on commercial real estate) increased 20% to $51.5 million at year-end 1998 from $42.9 million in 1997, which represented a 23% increase over $35.0 million in 1996. These increases were the result of the Company's promotional efforts in the commercial real estate market as well as stabilization of commercial real estate values in Southern California.

   Residential mortgages decreased 25% to $2.2 million in 1998 from $2.9 million in 1997, a decrease of 13% from $3.3 million at year-end 1996. The Company closed its residential mortgage banking operations in early 1995, unable to generate a sufficient volume of residential mortgage loans to support a profitable operation. At December 31, 1998, 1997 and 1996, the amount of mortgage loans which the Company continued to service was $35.3 million, $45.7 million and $51.6 million, respectively, with related servicing income of $104,000, $145,000 and $149,000, respectively. Declining home mortgage rates have increased mortgage refinancing activity, which, if continued, will continue to reduce servicing income on these loans.

Table Five--Loan Distribution

(Dollars in thousands)

   The following table sets forth the amount of total loans outstanding in each category and the percentage of total loans of each category at the dates indicated.

                                              December 31,
                              ------------------------------------------------
                                1998      1997      1996      1995      1994
                              --------  --------  --------  --------  --------
   Commercial loans.........  $128,298  $111,726  $ 81,692  $ 74,755  $ 75,700
   Commercial real estate
    loans...................    51,520    42,891    35,012    23,075    19,287
   Installment and consumer
    loans...................    34,171    41,024    53,815    46,748    45,022
   Real estate construction
    loans...................    19,881    10,334     3,481     9,212    14,211
   Residential real estate
    loans...................     2,192     2,912     3,340     3,795     7,454
   Lease financing..........       617     1,270     2,329     3,586     4,148
   All other loans
    (including overdrafts)..     1,023       834       741       779       787
                              --------  --------  --------  --------  --------
    Total gross loans.......   237,702   210,991   180,410   161,950   166,609
   Less: Allowance for loan
    and lease losses........     3,592     3,268     3,129     2,916     2,739
                              --------  --------  --------  --------  --------
    Total net loans(1)......  $234,110  $207,723  $177,281  $159,034  $163,870
                              ========  ========  ========  ========  ========
   Percentage of Total
    Loans:
   Commercial loans.........      54.0%     53.0%     45.3%     46.2%     45.4%
   Commercial real estate
    loans...................      21.6      20.3      19.4      14.2      11.6
   Installment and consumer
    loans...................      14.4      19.4      29.8      28.9      27.0
   Real estate construction
    loans...................       8.4       4.9       1.9       5.7       8.5
   Residential real estate
    loans...................       0.9       1.4       1.9       2.3       4.5
   Lease financing..........       0.3       0.6       1.3       2.2       2.5
   All other loans
    (including overdrafts)..       0.4       0.4       0.4       0.5       0.5
                              --------  --------  --------  --------  --------
    Total gross loans.......     100.0     100.0     100.0     100.0     100.0
                              ========  ========  ========  ========  ========

--------
(1) Net of participations sold of $1.5 million, $2.2 million, $2.2 million, $2.9 million, and $4.2 million in 1998, 1997, 1996, 1995, and 1994, respectively. Participations are sold without recourse.

   Commercial loans, as illustrated in Table Five, have grown at annual rates of 15%, 37% and 9% in 1998, 1997 and 1996, respectively, representing 54%, 53% and 45% of year-end gross loans in 1998, 1997, and 1996, respectively. Commercial lending is primarily to professionals and companies with sales from $1 million to $15 million. The Company also originates loans partially guaranteed by the SBA which are included in the commercial loan category and were largely responsible for the growth in 1998 and 1997. SBA loans have maturities ranging from seven to 25 years and are currently guaranteed up to 80% by the SBA. These loans increased 19% to $65.8 million in 1998 from $55.1 million in 1997, representing an increase of 87% over $29.5 million at year-end 1996. The increases were largely due to expansion of the Company's market area in 1997 and to Management's decision during 1996 to retain these loans rather than sell the guaranteed portions for a premium. The Company's SBA loan originations totaled approximately $29.6 million, $35.0 million and $15.4 million in 1998, 1997 and 1996, respectively. In 1997, the Company opened two new offices for the production of SBA lending, located in the Seattle, Washington area and Orange County, California. The Orange County office proved unprofitable due to strong competition in that market and was closed in January 1999. The Company intends to continue expanding its SBA lending activities possibly entering new geographic markets in 1999. In 1996, Management's decision to reduce the volume of SBA loan sales and retain these loans in the portfolio was due to the low level of demand for other types of loans. Management does not currently intend to sell a significant amount of these loans, however, some sales are likely depending on loan demand, premium levels, prepayment risk and the characteristics of these loans. SBA loan sales totaled $7.5 million in 1998, $0 in 1997 and $8.3 million in 1996.

   Installment and consumer loans have shown a steady rate of decline in total and as a percentage of gross loans since 1996. These loans decreased 17% and 24% in 1998 and 1997, respectively, and represented 14% and 19% of total gross loans, respectively. As of year-end 1996, this category had increased 15% over the prior year and constituted 30% of gross loans. The four largest sub-categories of installment and consumer loans are automobile loans, Title I home improvement loans, home equity lines of credit and other home equity loans. The decreases in installment and consumer loans in 1998 and 1997 and the increase in 1996 were due primarily to the Company's Title I loan activities. Title I loans decreased 31% to $7.2 million in 1998 and decreased 55% to $10.4 million in 1997 from $23.0 million in 1996, an increase of 92% from $12.0 million at year-end 1995.

   Title I loans are secured by junior liens on residential properties and insured up to 90% by an agency of the U.S. Government. The proceeds of Title I loans must be used for home improvements. In addition to offering these loans to its customers, the Company also purchases Title I loans from other Title I lenders. The amount of Title I loans that the Company originated or purchased declined to approximately $2.5 million in 1998 and $6.8 million in 1997 from $18.0 million in 1996, due to increased competition in the Title I market and the the rising popularity of other home equity loans. Prior to 1997, the Company's policy was to hold certain Title I loans in its portfolio and sell the remaining loans often retaining the servicing rights. A higher than acceptable loss ratio, however, prompted the Company to change its policy and currently the Company sells all Title I loan originations immediately resulting in a large volume of sales in 1997. The Company continues to hold $7.2 million of Title I loans as of December 31, 1998 compared to $10.4 million in 1997. During 1998, 1997 and 1996, the Company sold a total of $2.1 million, $18.5 million and $5.3 million, respectively, in Title I loans. The Company serviced a total of $2.3 million, $3.6 million and $9.3 million in Title I loans at December 31, 1998, 1997 and 1996, respectively.

   Other home equity loans are secured by junior trust deeds on residential properties and may be made to homeowners with little or no equity in the property. Unlike Title I loans, the proceeds can be used for a variety of purposes the most common of which are home improvement and debt consolidation. The Company purchases and originates equity loans for immediate sale into the secondary market. As a result of increased demand for other types of equity loans, and to mitigate the impact of decreased premiums from the sale of Title I loans to current income, the Bank increased its volume in other equity loans during 1997 and 1996. The secondary market demand for these loans decelerated in 1998 and consequently the Company's volume declined. During 1998, 1997 and 1996, the Bank originated or purchased approximately $30.4 million, $37.1 million and $13.5 million, respectively, in equity loans which were sold in the secondary market. These loans totaled $ 3.2 million, $4.5 million, and $1.2 million at year-end 1998, 1997 and 1996, respectively. Despite the recent decline in demand for Title I and other home equity loans, the Company currently intends to remain active in this line of business.

   Home equity lines of credit, secured primarily by second trust deeds on single family residences, declined 7% to $6.0 million in 1998 from $6.5 million in 1997, a decrease of 12% from $7.4 million the prior year. The Company requires a debt-to-value ratio of not higher than 80% for home equity lines. Automobile loans increased only 1% in 1998 to $9.5 million after decreasing 2% to $9.4 million in 1997 from $9.6 million at year-end 1996. The decline in the volume of automobile loans since 1996 is due to the intense competition from other bank and non-bank lenders in this market.

   The Company provides lease financing to municipalities and school districts in its market area subject to the same underwriting considerations and criteria as commercial loans. These leases are qualified tax-exempt lease obligations for federal income tax purposes. Low taxable-equivalent yields as compared to commercial, commercial real estate and SBA loans has significantly reduced the Company's level of activity in these leases (see Table Five).

   In the usual course of business, the Company makes commitments to extend credit provided there is no violation of any conditions established in the loan contract. Total unfunded commitments to extend credit were $68.5 million, $68.4 million and $45.1 million at December 31, 1998, 1997 and 1996, respectively, and included standby letters of credit of $1.3 million, $1.7 million, and $1.9 million, respectively.

   Loan repayments and maturities represent a significant source of liquidity for the Company. Table Six shows selected loan maturity data as of December 31, 1998 and indicates that 34% of the selected loans had contractual maturities of one year or less.

Table Six--Selected Loan Maturity Data
(Dollars in thousands)

   This table presents maturity distribution and interest sensitivity of selected loan categories (excluding nonaccrual commercial loans of $387,000). Maturities are presented on a contractual basis.

                                                       Maturing
                                        --------------------------------------
                                                 After One  More Than
                                         Within  But Within   Five
                                        One Year Five Years   Years    Total
                                        -------- ---------- --------- --------
   Real estate construction loans...... $19,320   $   561    $   --   $ 19,881
   Commercial loans....................  30,345    28,397     69,169   127,911
                                        -------   -------    -------  --------
     Total............................. $49,665   $28,958    $69,169  $147,405
                                        =======   =======    =======  ========
   Sensitivity of loans due after one
    year
    to changes in interest rates:
    Fixed interest rate................           $16,320    $ 7,531  $ 23,851
    Floating or adjustable interest
     rate..............................            12,638     61,638    74,276
                                        -------   -------    -------  --------
     Total.............................           $28,958    $69,169  $ 98,127
                                                  =======    =======  ========

Nonperforming Assets and Restructured Loans

   Nonperforming assets consist of nonperforming loans and other real estate owned ("OREO"). The Company considers a loan to be nonperforming when any one of the following events occurs: (i) any installment of principal or interest is 90 days past due; (ii) the full timely collection of interest or principal becomes uncertain; (iii) the loan is classified as "doubtful" by bank examiners; or (iv) a portion of its principal balance has been charged-off. OREO, which is any real estate owned other than banking premises, typically consists of foreclosed properties.

   Total nonperforming assets declined 71% to $1.2 million at December 31, 1998 from $4.0 million at year-end 1997, a decline of 36% from $6.3 million the prior year-end. This progress was the result of the Company's continued efforts to improve asset quality, as well as improvement in the Southern California economy. As presented in Table Seven, nonaccrual loans decreased 74% to $788,000 at December 31, 1998 from $3.0 million at year-end 1997, a 15% decrease from $3.5 million at December 31, 1996. OREO at December 31, 1998 totaled $374,000, a decrease of 62% from $986,000 at the end of 1997, which represented a decrease of 64% as compared to $2.8 million at December 31, 1996.

   OREO is recorded at its net realizable value at the time the asset is transferred to OREO. Additional writedowns in the value of the properties may occur depending upon changes in the market, annual appraisals of the property and the estimated length of time needed to dispose of the property. The Company has experienced some improvement in its ability to dispose of its OREO over the last several years, selling nine properties that totaled $1.2 million in 1998, thirteen properties that totaled $3.3 million in 1997 and 22 properties that totaled $2.8 million in 1996. At December 31, 1998, OREO consisted of one single family residence totaling $306,000, five parcels of vacant land zoned for residential use carried at $68,000 and one parcel of vacant land zoned for commercial use carried at $0.

   Interest income included in net interest income relating to nonaccrual loans was $38,000 and $123,000 for the years ended December 31, 1998 and 1997, respectively. Additional interest income of $62,000 and $212,000 would have been recorded during 1998 and 1997, respectively, if the loans had been paid in accordance with their original terms.

Table Seven--Nonperforming Assets
(Dollars in thousands)

                                                  December 31,
                                       --------------------------------------
                                        1998    1997    1996    1995    1994
                                       ------  ------  ------  ------  ------
   Loans 90 days or more past due and
    still accruing (as to principal
    or interest):
    Installment and consumer loans ..  $  --   $  --   $  --   $  --   $   14
                                       ------  ------  ------  ------  ------
   Nonaccrual loans:
    Residential real estate..........     130     --      150     317     622
    Commercial real estate...........     --      --      --      778     565
    Real estate construction.........     --      --      581   1,506   1,389
    Commercial.......................     387   2,163   1,540   1,560   1,775
    Installment and consumer loans...     271     858   1,270   1,129     767
     Total...........................     788   3,021   3,541   5,290   5,118
                                       ------  ------  ------  ------  ------
     Total nonperforming loans.......     788   3,021   3,541   5,290   5,132
   Other real estate owned...........     374     986   2,756   2,402   3,607
     Total nonperforming assets......  $1,162  $4,007  $6,297  $7,692  $8,739
                                       ======  ======  ======  ======  ======
   Nonperforming loans to total gross
    loans............................    0.33%   1.43%   1.96%   3.27%   3.08%
                                       ======  ======  ======  ======  ======
   Nonperforming assets to total
    gross loans plus other real
    estate owned.....................    0.49%   1.89%   3.44%   4.68%   5.13%
                                       ======  ======  ======  ======  ======

   Other past due loans at December 31, 1998 included $877,000 of loans past due more than 30 days but less than 90 days.

Table Eight--Restructured Loans
(Dollars in thousands)

   The following table provides information with respect to the components of the Company's restructured loans at the dates indicated.

                                                        December 31,
                                             ----------------------------------
                                              1998   1997   1996   1995   1994
                                             ------ ------ ------ ------ ------
   Residential real estate.................. $  151 $  171 $  240 $  548 $  646
   Commercial real estate...................  4,759  3,207  3,853  4,405  2,960
   Real estate construction.................    --     --     581  1,506  1,171
   Commercial...............................    166    484    731    479  1,354
                                             ------ ------ ------ ------ ------
     Total restructured loans............... $5,076 $3,862 $5,405 $6,938 $6,131
                                             ====== ====== ====== ====== ======

   Restructured loans consist of loans whose terms have been modified to provide some relief from the scheduled interest and principal payments in light of the customer's financial difficulties, the objective of which is to maximize the Bank's possibility of collection. Restructured loans totaled $5.1 million and $3.9 million at December 31, 1998 and 1997, respectively. There were no restructured loans accounted for as nonaccrual loans at December 31, 1998. Restructured loans includes $115,000 and $45,000 in residential real estate loans and commercial loans, respectively, which were accounted for as nonaccrual loans at December 31, 1997.

   A loan is deemed to be impaired when it is probable that a creditor may not collect amounts due according to the original contractual terms of the original loan agreement. Impaired loans are measured using one of the following methods:
(i) the present value of expected cash flows discounted at the loan's effective interest rate; (ii) the observable value of the loan's market price; or (iii) the fair value of the collateral if the loan is collateral dependent. All impaired loans at December 31, 1998 were measured based on the fair value of the loan collateral. Interest income on impaired loans is recognized on a cash basis.

   The Bank's recorded investments in impaired loans at December 31, 1998 and 1997, were $954,000 and $2,163,000, respectively. Reserves for loan losses of $48,000 and $151,000 were established for impaired loans at December 31, 1998 and 1997, respectively. The average recorded investments in impaired loans during 1998 and 1997 were $1,654,000 and $2,528,000, respectively. Interest income on impaired loans of $16,000 and $120,000 was recognized for cash payments received in 1998 and 1997. The Company is not committed to lend additional funds to debtors whose loans have been modified.

 Allowance for Loan and Lease Losses

   The allowance for loan and lease losses at December 31, 1998 totaled $3.6 million or 1.51% of total gross loans as compared to $3.3 million or 1.55% of total gross loans at December 31, 1997 and $3.1 million or 1.73% of total gross loans at December 31, 1996.

   It is the Company's practice to maintain the allowance for loan and lease losses at a level considered by Management to be adequate. Each month Management calculates a minimum acceptable allowance for loan and lease losses using an internal rating system based upon the risk associated with various categories of loans. In determining the actual allowance for loan and lease losses to be maintained, Management augments this calculation with an analysis of the present and prospective financial condition of certain borrowers, industry concentrations within the portfolio, trends in delinquent and nonaccrual loans and general economic conditions. A portion of the calculation is based upon the historical loss experience of the preceding five years and in some risk categories the degree of collateralization. The risk assigned to each loan is first determined when the loan is originated. It is then reviewed quarterly and revised as appropriate. In addition, the Company maintains a monitoring system for all credits that have been identified either internally or externally as warranting additional Management attention. These credits are formally reported to Management by the lending officers on a quarterly basis and are subsequently reviewed by the Loan Committee of the Board of Directors. Reserves against these loans are based on the credit risk assigned to the loans as described above utilizing a schedule of percentages developed by Management in accordance with historical loss experience, ranging from 0.5% to 50% of the present loan balances. These percentages may be modified, based upon current or prospective local economic conditions. The comments of bank examiners, the Company's independent auditors and a third party loan review consultant hired by the Company on a periodic basis are also considered in revising risk category assignments.

   The allowance for loan and lease losses is based upon estimates and ultimate losses may vary from current estimates. The continuing evaluation of the loan portfolio and assessment of current economic conditions will dictate future funding levels. Management believes that the allowance for loan and lease losses at December 31, 1998 was adequate to absorb the known and inherent risks in the loan portfolio. However, no assurance can be given that changes in the current economic environment in the Company's principal market area or other circumstances will not result in increased losses in the Company's loan portfolio in the future. Net charged-off loans as a percentage of the beginning of the period allowance for loan and lease losses were 35.2%, 31.4% and 37.3% in 1998, 1997 and 1996, respectively.

   Table Nine summarizes, for the periods indicated, loan balances at the end of each period and daily averages during the period, changes in the allowance for loan and lease losses arising from loans charged off, recoveries on loans previously charged off, and additions to the allowance which have been charged to operating expense; and certain ratios relating to the allowance for loan losses.

Table Nine--Allowance for Loan and Lease Losses
(Dollars in thousands)

                                        Years Ended December 31,
                              ------------------------------------------------
                                1998      1997      1996      1995      1994
                              --------  --------  --------  --------  --------
BALANCES:
 Average loans during
  period..................... $222,193  $195,536  $171,906  $165,374  $168,076
 Loans at end of period......  237,702   210,991   180,410   161,950   166,609
ALLOWANCE FOR LOAN AND LEASE
 LOSSES:
 Balance at beginning of
  period.....................    3,268     3,129     2,916     2,739     2,195
 Actual charge-offs:
  Residential real estate
   loans.....................      --         13        10       137       380
  Commercial real estate
   loans.....................      --        --         88        46       --
  Real estate construction
   loans.....................      --        --        263       525        71
  Commercial loans...........      291       502       450     1,514     1,595
  Installment and consumer
   loans.....................    1,110     1,054       609     1,022       804
                              --------  --------  --------  --------  --------
   Total.....................    1,401     1,569     1,420     3,244     2,850
 Recoveries on loans
  previously charged off:
  Residential real estate
   loans.....................      --        --        --        --        --
  Commercial real estate
   loans.....................       35       --        --        --        --
  Real estate construction
   loans.....................      --        489       --        --        --
  Commercial loans...........       98        33       274        47       184
  Installment and consumer
   loans.....................      118        64        59        68        75
                              --------  --------  --------  --------  --------
   Total.....................      251       586       333       115       259
 Net loan charge-offs........    1,150       983     1,087     3,129     2,591
 Provision for loan and lease
  losses.....................    1,474     1,122     1,300     3,306     3,135
                              --------  --------  --------  --------  --------
 Balance at end of period.... $  3,592  $  3,268  $  3,129  $  2,916  $  2,739
                              ========  ========  ========  ========  ========
RATIOS:
 Net loan charge-offs to
  average loans..............     0.52%     0.50%     0.63%     1.89%     1.54%
 Allowance for loan and lease
  losses to loans at end of
  period.....................     1.51      1.55      1.73      1.80      1.64
 Net loan charge-offs to
  beginning of the period
  allowance for loan and
  lease losses...............     35.2      31.4      37.3     114.2     118.0
 Net loan charge-offs to
  provision for loan and
  lease losses...............     78.0      87.6      83.6      94.7      82.7

   Each type of loan made by the Company presents various types of risk of loss to the Company. The primary risk element considered by Management with respect to each installment, commercial real estate and residential real estate loan is lack of timely payment and the value of the collateral. The primary risk elements with respect to real estate construction loans are fluctuations in real estate values in the Company's market areas, inaccurate estimates of construction costs, fluctuations in interest rates, the availability of conventional financing, the demand for housing in the Company's market area and general economic conditions. The primary risk elements with respect to commercial loans are the financial condition of the borrower, general economic conditions in the Company's market area, the sufficiency of collateral, the timeliness of payment and with respect to adjustable rate loans and interest rate fluctuations. Management has a policy of requesting and reviewing annual financial statements from its commercial loan customers and periodically reviews the existence and value of its collateral. Management also has a reporting system that monitors all past due loans and has adopted policies to pursue its creditor's rights in order to preserve the Company's position.

   Loans are charged against the allowance when, in Management's opinion, they are deemed uncollectible, although the Company continues to aggressively pursue collection. Although Management believes that the allowance for loan and lease losses is adequate to absorb losses as they arise, there can be no assurance that (i) the Company will not sustain losses in any given period which could be substantial in relation to the size of the allowance for loan and lease losses,
(ii) the Company's level of nonperforming loans will not increase, (iii) the Company will not be required to make significant additional provisions to its allowance for loan and lease losses, or (iv) the level of net charge-offs will not increase and possibly exceed applicable reserves.

Investment Portfolio

   The Company's investment strategy is to maximize portfolio yields commensurate with risk and liquidity considerations. The primary objectives of the investment strategy are to provide adequate levels of investment income and secondarily to maintain an appropriate level of liquidity. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment and liquidity requirements. Among other things, the Company's investment policy prohibits investments in derivative securities.

   At December 31, 1998, investment securities totaled $43.8 million or 13% of total assets, an increase of 48% compared to $29.7 million or 11% of total assets at December 31, 1997. The 1998 increase was funded by deposit growth which outpaced growth in the loan portfolio, the Company's primary use of funds. Average investment securities in 1998 actually decreased slightly by 2% to $32.5 million from $33.2 million in 1997. Investment purchases in 1998 totaled $29.5 million, of which $21.2 million were in Federal agency securities. The Company utilizes the services of a professional investment advisor on a portion of its investment portfolio for which it pays a fee.

   The Company's investment securities are classified into two portfolios: available for sale and held to maturity. The Company does not maintain a trading portfolio. Investments classified as available for sale are carried at market value, with the unrealized gain or loss net of tax effect accumulated as other comprehensive income, a separate component of stockholders' equity. Unrealized gains of $71,000 in 1998 and unrealized losses of $3,000 and $156,000 for 1997 and 1996, respectively, were recognized in the available for sale portfolio. Held to maturity investments are carried at amortized cost. Table Ten presents the year-end carrying value for the total portfolio for each of the investment categories for the past three years.

Table Ten--Investment Securities
(Dollars in thousands)

                                                         1998    1997    1996
                                                        ------- ------- -------
Available for Sale:
U.S. Treasury securities............................... $   --  $   --  $   501
Obligations of other U.S. government agencies..........     --    1,002   9,022
Obligations of states and political sub-divisions......   2,085   2,116   2,142
Mortgage-backed securities.............................  13,306  12,896   7,362
Equity securities(1)...................................   1,802   1,530   4,090
                                                        ------- ------- -------
  Total................................................ $17,193 $17,544 $23,117
                                                        ======= ======= =======
Held to Maturity:
U.S. Treasury securities............................... $   301 $   301 $   747
Obligations of other U.S. government agencies..........  21,854   7,478   5,674
Obligations of states and political sub-divisions......   1,849   1,748   1,751
Mortgage-backed securities.............................   2,041   2,608   3,172
Asset-backed securities                                     583     --      --
                                                        ------- ------- -------
  Total................................................ $26,628 $12,135 $11,344
                                                        ======= ======= =======

--------
(1) Equity securities in 1998, 1997 and 1996, included $687,000, $498,000 and
    $3.4 million, respectively, in government securities bond and money market funds which invest in securities guaranteed by the U.S. Government, $877,000, $794,000 and $733,000 in Federal Home Loan Bank stock in 1998, 1997 and 1996, respectively, and $238,000 in Federal Reserve Bank stock in 1998 and 1997. Equity securities, part of the available for sale portfolio, are carried on the books of the Company at the lower of aggregate cost or market. In 1998, 1997 and 1996 stockholders' equity was reduced by $39,000, $36,000 and $68,000, respectively to reflect a decline in the market value of these securities.

   The Company's available for sale portfolio consists primarily of mortgage-backed securities, which constituted 77% and 74%, respectively, of this portfolio at the end of 1998 and 1997. Most of these securities are comprised of adjustable rate mortgages most commonly tied to the one, three or five year U.S. Treasuries or the Federal Home Loan Bank Eleventh District cost of funds index. Although market value may fluctuate, the interest rates of the individual mortgages in these pools are periodically adjusting to current rates, resulting in an asset with a market value that is relatively stable compared to a fixed rate security with similar characteristics, reducing the Company's interest rate risk. Also, due to an active secondary market, mortgage-backed securities can offer liquidity similar to U.S. Treasury securities at yields that are typically higher than comparable Treasury securities.

   The held to maturity portfolio consists primarily of U.S. Government and Federal agency securities, which comprised 82% and 62%, respectively, of this portfolio at the end of 1998 and 1997. This security category contained $5.0 million, or 19% of the portfolio total, in agency discount notes at the end of 1998, which matured within one month and offered a higher yielding alternative for investing excess liquidity as compared to Federal funds sold.

Table Eleven--Investment Portfolio Maturities and Yields
(Dollars in thousands)

   This table summarizes the maturity of the Company's investment securities and their weighted average yields at December 31, 1998. Tax-exempt income from investment securities is presented on a tax-equivalent basis assuming a 34% federal income tax rate for 1998. Mortgage-backed securities are categorized based on final maturity dates.

                          Within One      After One But       After Five But       After Ten
                             Year       Within Five Years    Within Ten Years        Years          Total
                         -------------  -------------------  -----------------   -------------  -------------
                         Amount  Yield   Amount     Yield     Amount    Yield    Amount  Yield  Amount  Yield
                         ------- -----  ---------- --------  --------- -------   ------- -----  ------- -----
U.S. Treasury
 securities............. $   301 5.15%  $      --      -- %  $     --      -- %  $   --   -- %  $   301 5.15%
Obligations of other
 U.S. government
 agencies...............   6,499 5.27       10,147    6.01       5,208    6.13       --   --     21,854 5.82
Obligations of states
 and political
 subdivisions...........   2,716 6.26          619    6.43         --      --        599 6.32     3,934 6.30
Mortgage-backed
 securities.............     --   --           210    8.20       1,192    7.06    13,945 6.53    15,347 6.59
Asset-backed
 securities.............     583 5.25          --      --          --      --        --   --        583 5.25
Equity securities.......   1,802 5.50          --      --          --      --        --   --      1,802 5.50
                         -------        ----------           ---------           -------        -------
Total investment
 securities............. $11,901 5.52%  $   10,976    6.08%  $   6,400    6.31%  $14,544 6.52%  $43,821 6.11%
                         =======        ==========           =========           =======        =======

Deposits

   Total average deposits during 1998 increased 13% to $277.1 million compared to $246.0 million in 1997, an increase of 11% from $220.8 million in 1996. The following discussion addresses changes in average balances in 1998 and 1997 compared to the prior years. Average deposit balances and yields are presented in Table Twelve. The largest percentage increases in 1998 were in noninterest-bearing demand accounts which increased by 13% to $92.9 million and time deposits which increased by 21% to $62.4 million. There were no significant shifts in average deposit mix in 1998. As a percentage of total deposits, noninterest-bearing demand deposits were at 34%, interest-bearing demand accounts at 15%, savings and money market accounts at 29% and time deposits at 23%. Time deposits as a percentage of total deposits increased to 21% in 1997 from 16% the prior year due to a local deposit promotion during the first part of 1997 that raised approximately $17.0 million in seven month certificates of deposit. Noninterest-bearing demand deposits increased 12% or $8.7 million during 1997 and represented 33% of total deposits at both December 31, 1997 and 1996, respectively.

   The levels of noninterest-bearing demand deposits (including retail accounts) are influenced by such factors as customer service, service charges and the availability of banking services (i.e., extended hours, convenience of location, availability of ATMs). No assurance can be given that the Company will be able to maintain its current level of noninterest-bearing deposits. The Company's percentage of noninterest-bearing deposits remains high compared to similar sized institutions. Competition from other banks and thrift institutions as well as money market funds, some of which offer interest rates substantially higher than the Company, makes it difficult for the Company to maintain the current level of noninterest-bearing deposits. Management continually works to implement pricing and marketing strategies designed to lower the average rate paid on interest-bearing deposits and to maintain a stable deposit mix. The rapid rise in time deposits during 1998 precipitated Management's efforts to reduce interest expense by lowering the rates paid on time deposits which is expected to continue into 1999.


Table Twelve--Average Deposits
(Dollars in thousands)

   This table summarizes the distribution of average deposits and the average rates paid for the periods indicated.

                                         Years Ended December 31,
                            --------------------------------------------------
                                  1998             1997             1996
                            ---------------- ---------------- ----------------
                            Average  Average Average  Average Average  Average
                            Balance   Rate   Balance   Rate   Balance   Rate
                            -------- ------- -------- ------- -------- -------
Noninterest-bearing demand
 deposits.................. $ 92,885   --    $ 81,958   --    $ 73,298   --
Interest-bearing demand
 deposits..................   41,391  1.32%    36,809  1.43%    36,791  1.44%
Savings deposits...........   80,415  3.19     75,650  3.29     75,583  3.29
Time deposits..............   62,359  5.02     51,621  5.11     35,166  4.77
                            --------  ----   --------  ----   --------  ----
Total deposits............. $277,050  2.25%  $246,038  2.30%  $220,838  2.13%
                            ========  ====   ========  ====   ========  ====

   As part of its asset/liability management policy, the Company generally limits the issuance of time deposits of $100,000 or greater primarily to customers who have other business relationships with the Company and who reside within the Company's market area, although the Company may offer such deposits to others to help it meet its liquidity needs. The Company generally limits the terms of these deposits to less than one year in order to allow it to react quickly to changing interest rates. Table Thirteen depicts the maturity distribution of these deposits at year-end 1998. At December 31, 1998 and 1997, time deposits of $100,000 or more totaled $20.9 million and $9.2 million, respectively, representing 7% and 4% of total period-end deposits, respectively.

Table Thirteen--Maturity of Time Deposit of $100,000 or More
(Dollars in thousands)

   Time Deposits Maturing In                                   December 31, 1998
   -------------------------                                   -----------------
   Three months or less.......................................      $11,062
   Over three months through six months.......................        2,117
   Over six months through twelve months......................        5,537
   Over twelve months.........................................        2,152
                                                                    -------
     Total....................................................      $20,868
                                                                    =======

Capital Resources

   Stockholders' equity increased $4.8 million or 19% to $30.0 million at December 31, 1998, from $25.2 million at December 31, 1997. This increase was due to net income of $4.8 million and an increase of $41,000 in unrealized gains on available for sale securities, net of $33,000 in income taxes. Stockholders' equity increased $5.0 million or 25% to $25.2 million at year-end 1997 from $20.2 million the prior year-end. This increase was due to net income of $3.5 million, the conversion of subordinated debentures, net of deferred offering costs, of $1.4 million, and a decrease of $84,000 in unrealized losses on available for sale securities, net of $69,000 in taxes. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations.")

   Under the risk-based capital guidelines for banks and bank holding companies adopted by the federal banking regulators in 1988 the Company and the Bank are required to maintain a minimum ratio of total capital to total risk-weighted assets of 8.00% (at least one-half of which must consist of Tier 1 capital). Risk-based capital ratios are calculated to provide a measure of capital that reflects the degree of risk associated with banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items.

   Additionally, the federal banking regulators adopted minimum Tier 1 leverage capital ratio requirements in 1990 supplementing the risked-based capital regulations and replacing minimum leverage ratios used prior to 1990. The rules require a minimum ratio of Tier 1 capital to total assets of 3.00% for institutions receiving the highest regulatory rating. All other institutions are required to meet a minimum ratio of 4.00% to 5.00%. Tier 1 capital consists of common equity, minority interest in equity of consolidated subsidiaries, and qualifying perpetual preferred stock. Table Fourteen presents the risk-based and Tier 1 leverage capital ratios for the Company and the Bank at year-end 1998 and 1997. (See "Description of Business--Regulation and Supervision-- Capital Adequacy Requirements").

Table Fourteen--Capital Ratios

                                     North County Bancorp    North County Bank
                                     ----------------------  ------------------
                                        1998        1997       1998      1997
                                     ----------  ----------  --------  --------
   Risk-based Capital:
     Tier 1.........................      11.68%      10.88%    11.58%    10.85%
     Total..........................      12.93%      12.14%    12.83%    12.10%
   Tier 1 leverage capital..........       8.80%       8.76%     8.72%     8.73%

   In May 1990, the Company issued $1.7 million in 9 1/4% convertible subordinated debentures (the "Debentures"). In September 1997, at which time $1.5 million in Debentures remained outstanding, the Company announced that it was exercising its option to redeem the Debentures at a price of 102.25% effective October 31, 1997. Most holders of the Debentures elected to convert to common stock, receiving 267 shares per $1,000 face value of Debentures, representing a conversion price of $3.74. The conversion of Debentures during 1997 resulted in an increase in common stock, a component of Tier 1 capital, of $1.4 million, net of deferred offering costs of $101,000.

   As a bank holding company without significant assets other than its equity interest in the Bank, the Company's ability to meet its obligations depends upon the dividends it receives from the Bank. The Bank resumed the payment of dividends in 1997 on the Bank's preferred stock. Such dividends had not been paid since 1994, pursuant to formal and informal agreements with the Bank's regulators and a Board resolution adopted in May of 1996, the last of which was terminated in March 1997.

   As of December 31, 1995, the Bank, operating under the terms of a regulatory order (the "Order") entered into with the FDIC in May 1995 and an informal agreement entered into with the California Superintendent of Banks in April 1994, had agreed, among other things, not to pay cash dividends to the Company without the prior consent of the FDIC. The Order was terminated in May of 1996, when, at the request of the FDIC, the Board passed a resolution stating that the Bank would: (i) maintain an adequate level of capital, (ii) continue to reduce its overall level of classified assets, (iii) strengthen certain credit review procedures, (iv) increase and stabilize its earnings, and (v) correct certain deficiencies in its internal audit and regulatory compliance programs. The FDIC lifted this restriction in March 1997.

   During 1999, Management anticipates capital expenditures of approximately $2.4 million primarily related to construction of a new office facility for its existing Murrieta branch scheduled to open in the third quarter of 1999, and the opening of a full service branch office located at Palomar Airport Road and Business Park Drive in the City of Vista, California. This office, which will be a leased facility, is scheduled to open in mid 1999.

Liquidity and Asset/Liability Management

   The liquidity of a banking institution reflects its ability to provide funds to meet customer credit needs, to accommodate possible outflows in deposits, to provide funds for day-to-day operations, and to take advantage of interest rate market opportunities. Funding of loan requests, providing for liability outflows, and management of interest rate risk requires continuous analysis in order to match the maturities of categories of loans and investments with the maturities of deposits and bank-related borrowings. A bank's liquidity is normally considered in terms of the nature and mix of its sources and uses of funds. Asset liquidity is provided by cash, certificates of deposit with other financial institutions, Federal funds sold, maturing investments, and loan maturities and repayments. Liquid assets (consisting of cash, Federal funds sold and investment securities) comprised 26.0% and 20.6% of the Company's total assets at December 31, 1998 and 1997, respectively. Liquidity management also includes the management of unfunded commitments to make loans and undisbursed amounts under lines of credit. At December 31, 1998 these commitments totaled $45.3 million in commercial loans, $1.3 million in letters of credit, $10.9 million in real estate construction loans, and $11.1 million in installment and consumer loans. At December 31, 1997 these commitments totaled $37.5 million in commercial loans, $1.7 million in letters of credit, $18.9 million in real estate construction loans, and $10.4 million in installment and consumer loans. Average Federal funds sold were $15.9 million in 1998 and $8.1 million in 1997.

   The Bank also has several secondary sources of liquidity. Many of the Bank's real estate construction, commercial real estate and SBA loans are originated pursuant to underwriting standards which make them readily marketable to other financial institutions or investors in the secondary market. In addition, in order to meet liquidity needs on a temporary basis, the Bank has unsecured lines of credit in the amount of $15.0 million for the purchase of Federal funds with other financial institutions and may borrow funds from the Federal Home Loan Bank and at the Federal Reserve discount window subject to the Bank's ability to supply collateral. Average Federal funds purchased were $291,000 and $272,000 in 1998 and 1997, respectively.

   The Company regularly monitors the interest rate sensitivity of its assets and liabilities and has established guidelines for each asset and liability category and for its interest rate sensitivity position overall. From time to time Management may emphasize or de-emphasize certain products, change its product mix, product pricing, funding policies or take other actions to maintain an acceptable level of interest rate risk. The Company attempts to minimize the impact of interest rate changes on the Company's earnings through the management of the amount, composition and repricing periods of rate-sensitive assets and rate-sensitive liabilities. Emphasis is placed on maintaining a rate-sensitivity position within the Company's policy guidelines to avoid wide swings in spreads and to minimize risk due to changes in interest rates. At December 31, 1998 and 1997, approximately 62.6% and 59.8%, respectively, of the Company's total loans and 62.2% and 54.8%, respectively, of the Company's total interest-earning assets were tied to the Company's base lending rate, national prime rate, or mature within one year. Most of the Company's interest-bearing liabilities are immediately repriceable or mature in one year or less (93.9% in 1998 and 97.6% in 1997). In order to match the rate-sensitivity of its assets, the Company's policy is to offer a significant number of variable rate deposit products and limit the level of large dollar time deposits with maturities greater than one year.

Table Fifteen--Interest Rate Sensitivity Gap
(Dollars in thousands)

   This table sets forth the rate-sensitivity of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1998, the interest rate-sensitivity gap (interest rate-sensitive assets less interest rate-sensitive liabilities), cumulative interest rate-sensitivity gap, the Company's interest rate-sensitivity gap ratio (interest rate-sensitive assets divided by interest rate-sensitive liabilities) and the Company's cumulative interest rate-sensitivity gap ratio. For the purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it matures or could be repriced within such period in accordance with its contractual terms. Nonaccrual loans of $788,000 are excluded from the presentation.

                                    After Three After Six  After One
                           Within   Months But  Months But  Year But   After
                           Three    Within Six  Within One   Within    Five
                           Months     Months       Year    Five Years  Years    Total
Interest-earnings
 assets:
 Loans..................  $134,072    $ 5,800    $ 8,844    $60,630   $27,568  $236,914
 Investment securities..     6,802      2,903     10,149     15,502     8,465    43,821
 Federal funds sold.....    17,000        ---        ---        ---       ---    17,000
                          --------    -------    -------    -------   -------  --------
  Total.................   157,874      8,703     18,993     76,132    36,033   297,735
Interest-bearing
 liabilities:
 Interest-bearing demand
  deposits..............    42,825        ---        ---        ---       ---    42,825
 Savings deposits.......    79,682        ---        ---        ---       ---    79,682
 Time deposits..........    34,139     11,341     22,534     12,064         9    80,087
 Borrowed funds.........     1,551        ---        ---        ---       387     1,938
                                          ---
                          --------    -------    -------    -------   -------  --------
  Total.................   158,197     11,341     22,534     12,064       396   204,532
Interest rate-
 sensitivity gap........      (323)    (2,638)    (3,541)    64,068    35,637  $ 93,203
Cumulative interest rate
 sensitivity gap........  $   (323)   $(2,961)   $(6,502)   $57,566   $93,203
Interest rate-
 sensitivity gap ratio..      1.00x       .77x       .84x      6.31x    90.99x     1.46x
Cumulative interest rate
 sensitivity gap
 ratio..................      1.00x       .98x       .97x      1.28x     1.46x

   As of December 31, 1998, the Company was liability-sensitive within one year and asset-sensitive beyond one year. Liability sensitive means that rate-sensitive liabilities exceed rate-sensitive assets. This position will generally result in enhanced earnings in a falling interest rate environment and declining earnings in a rising interest rate environment. Asset sensitive means that rate-sensitive assets exceed rate-sensitive liabilities. This position will generally result in enhanced earnings in a rising interest rate environment and declining earnings in a falling interest rate environment because a larger volume of assets than liabilities will reprice. However, the foregoing table does not necessarily indicate the impact of general interest rate movements on the Company's net interest yield, because the repricing of various categories of assets and liabilities is discretionary and is subject to competition and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may in fact price at different times and at different rate levels. Management attempts to mitigate the impact of changing interest rates in several ways, one of which is to manage its interest rate-sensitivity gap. The use of a base lending rate by the Company for the majority of its floating rate loans also allows the Company more flexibility than the use of a national prime rate in matching changes to the yield on floating rate loans to changes in its funding costs. In addition to managing its assets/liability position, the Company has taken steps to mitigate the impact of changing interest rates by generating noninterest income through service charges, offering products which are not interest rate-sensitive, such as escrow services and insurance products, and through the sale and servicing of loans. (See AItem 7A. Quantitative and Qualitative Disclosures About Market Risk.@)

Impact of Inflation

   The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets which are primarily monetary in nature and which tend to fluctuate with inflation. This is especially true for banks with a high percentage of rate-sensitive interest-earning assets and interest-bearing liabilities. A bank can further reduce the impact of inflation if it can manage its rate-sensitivity gap ( the difference between variable rate assets and variable rate liabilities). The Company attempts to structure its assets and liabilities and manage its gap accordingly, thus seeking to minimize the potential effects of inflation. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Asset/Liability Management").

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

   The composition of the Company=s balance sheet consists of investments in interest-earning assets (primarily loans and investment securities) which are primarily funded by interest-bearing liabilities (primarily deposits and borrowings). These financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. In evaluating the Company=s exposure to market risk, management relies primarily upon interest-rate sensitivity gap analysis (See AManagement=s Discussion and Analysis of Financial Condition and Results of Operations --- Liquidity and Asset/Liability Management@) and interest rate shock analysis. These methods of analysis provide information as to the maturities and timing in repricing characteristics of interest rate sensitive instruments as well as the impact of interest rate changes upon the fair market value of these instruments. There are certain shortcomings inherent in these methods and the following presentation that must be considered in evaluating market risk. Although certain assets and liabilities may have similar maturities or periods to reprice, they may react in different degrees to changes in market interest rates or they may anticipate or lag behind changes in market interest rates. In addition, certain interest rate sensitive assets may have contractual limitations to changes in interest rates on a short-term basis and over the life of the asset. Management considers these various factors and their anticipated effects in managing the Company=s exposure to interest rate risk.

   Table Sixteen presents additional information about the Company=s financial instruments that are sensitive to changes in interest rates. Cash flows in this presentation are grouped by maturity dates rather than repricing dates with consideration given to prepayment assumptions for mortgage-backed securities and maturity estimations for instruments without contractual maturity dates. Loans are distinguished by variable or fixed rates and contractual principal payments are represented in the cash flows. Loan fair values are estimated using discounted cash flows or based on quoted market prices for Title I and SBA loans (See ANote 9-Fair Values of Financial Instruments@ in the accompanying financial statements). Investment securities are divided into mortgage-backed securities and other securities. The cash flows from mortgage-backed securities are influenced by principal prepayments, which are dependent on a number of factors, including, the current interest rate and interest rate index on the security, the availability of refinancing of the underlying mortgages at attractive terms, as well as other factors in specific geographic areas which affect the sales and price levels of residential property. Management utilizes average prepayment speeds provided by dealers to calculate principal repayments and the estimated maturity date for mortgage-backed securities. The cash flows for other securities are based on the actual maturity dates of the instruments, except for equity securities which are included in the third year, 2001. Fair values of investment securities are based on quoted market prices or dealer quotes. Non-maturing deposits consist of interest-bearing demand, savings and money market accounts and have no maturity dates. Cash flow amortizations for these deposits are based on the maximum terms allowable under regulatory guidelines. The fair value of non-maturing deposits is estimated to be the carrying or face value, which is the amount payable on demand. Time deposits are grouped according to their contractual maturity dates. The fair value of time deposits is estimated using a discounted cash flow calculation (See ANote 9-Fair Values of Financial Instruments@ in the accompanying financial statements). Average interest rates represent the weighted average yield in each category.

Table Sixteen--Interest-Sensitive Financial Instruments
(Dollars in thousands)

                                           Expected Maturity Date
                              ------------------------------------------------------
                               1999     2000     2001     2002     2003   Thereafter  Total    Fair Value
                              -------  -------  -------  -------  ------  ---------- --------  ----------
Financial Assets:
Loans:
 Variable rate............... $51,028  $10,587  $ 4,901  $ 4,623  $4,044   $55,091   $130,274   $132,038
   Average interes rate......   10.64%   10.47%   10.66%   10.47%  10.28%    10.53%     10.56%
 Fixed rate.................. $30,348  $19,677  $15,614  $13,401  $8,384   $20,004   $107,428   $107,130
   Average interest rate.....    9.53%    9.72%    9.63%    9.48%   9.63%     8.87%      9.46%
Investment securities:
 Mortgage-backed securities.. $ 8,254  $   756  $ 2,617  $   748  $  314   $ 2,658   $ 15,347   $ 15,383
   Average interest rate.....    6.29%    6.27%    7.22%    6.60%   7.46%     6.91%      6.59%
 Other investment
  securities................. $11,600  $ 1,187  $ 1,197  $ 1,684  $6,999   $ 5,807   $ 28,474   $ 28,446
   Average interest rate.....    5.52%    5.91%    6.23%    6.37%   5.91%     6.15%      5.84%
Federal funds sold........... $17,000      ---      ---      ---     ---       ---   $ 17,000   $ 17,000
   Average interest rate.....    4.47%     ---      ---      ---     ---       ---       4.47%
Financial Liabilities:
 Interest-bearing
  deposits:
  Non-maturing
   deposits.................. $25,782  $34,174  $34,174  $ 7,094  $7,094   $14,189   $122,507   $115,264
   Average interest rate.....    3.08%    2.22%    2.22%    1.71%   1.71%     1.71%      2.28%
 Time deposits............... $67,993  $ 6,305  $ 1,180  $   678  $3,922   $     9   $ 80,087   $ 80,578
   Average interest rate.....    4.70%    5.54%    5.68%    5.70%   5.88%     3.89%      4.84%
 Federal funds purchased and
  U..S. Treasury demand
  note....................... $ 1,551      ---      ---      ---     ---       ---   $  1,551   $  1,551
   Average interest rate.....    4.51%     ---      ---      ---     ---       ---       4.51%

   The fair values of financial instruments may not necessarily be indicative of the net realizable or liquidation value of these instruments. Furthermore, management does not intend to dispose of significant portions of all of its financial instruments and, thus, any aggregate unrealized gain or loss should not be interpreted as a forecast of future earnings and cash flows.

Item 8. Consolidated Financial Statements and Supplementary Data.

    North County Bancorp's financial statements begin on page 39 of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

    Not applicable.

                                    PART III

Item 10. Directors and Executive Officers of the Registrant

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management

Item 13. Certain Relationships and Related Transactions

   The information required by these items is contained in the Company's definitive Proxy Statement for the Company's 1999 Annual Meeting of Shareholders which the Company intends to file with the Commission within 120 days after the close of the Company's 1998 fiscal year in accordance with the Commission's Regulation 14A under the Securities Exchange Act of 1934. Such information is incorporated herein by this reference.

                                    PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) List of documents filed as part of this report

    (1) Financial Statements

           The following consolidated financial statements and report of independent accountants of North County Bancorp are included in this report commencing on page 39.

           Report of Independent Accountants

           Consolidated Balance Sheet --December 31, 1998 and 1997

           Consolidated Statement of Income --Three Years ended December 31,
              1998

           Consolidated Statement of Cash Flows--Three Years ended December
              31, 1998

           Consolidated Statement of Stockholders' Equity--Three Years ended
              December 31, 1998

           Notes to Consolidated Financial Statements

    (2) Financial Statement Schedules

           Schedules to the consolidated financial statements are omitted because the required information is inapplicable or the information is presented in North County Bancorp's consolidated financial statements or related notes.

    (3) Exhibits

           Exhibits required to be filed hereunder are indexed on sequentially numbered pages 36 through 38 hereof.

(b) Reports on Form 8-K

    No reports on Form 8-K were filed during the last quarter of the Company's fiscal year ended December 31, 1998.

                                   SIGNATURES

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 17, 1999 NORTH COUNTY BANCORP,
                                     a California corporation

                                     By: /s/ Michael J. Gilligan
                                        Michael J. Gilligan
                                        Vice President and Chief
                                        Financial Officer

   Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                  Title                         Date
---------                 ------                         ----
s/ Alan P. Chamberlain     Director                      March 17, 1999
Alan P. Chamberlain
s/ G. Bruce Dunn          Director                       March 17, 1999
G. Bruce Dunn
s/ Michael J. Gilligan    Vice President and Chief       March 17, 1999
Michael J. Gilligan        Financial Officer
s/ Ronald K. Goode        Director                       March 17, 1999
Ronald K. Goode
s/ James M. Gregg         Chairman of the Board and      March 17, 1999
James M. Gregg             Chief Executive Officer
s/ Rodney D. Jones        President and Director         March 17, 1999
Rodney D. Jones
s/ Jack Port              Director                       March 17, 1999
Jack Port
s/ Clarence R. Smith      Director                       March 17, 1999
Clarence R. Smith
s/ Raymond V. Stone       Director                       March 17, 1999
Raymond V. Stone
s/ Burnet F. Wohlford     Director                       March 17, 1999

Burnet F. Wohlford

                               INDEX TO EXHIBITS

                                                                   Page Number
Exhibit Table ReferenceNumber                                      in
                                                                   Sequential
-------                               Item                         Numbering
                                                                   System

3.1   Articles of Incorporation of North County Bancorp filed October 5, 1981 as amended by Certificate of Amendment of Articles of Incorporation filed July 28, 1988.(2)
3.2   Amended and Restated Bylaws of North County Bancorp as adopted February 21,
      1990.(2)
4.1   Specimen of Common Stock Certificate.(2)
4.2   Form of Indenture between North County Bancorp and Security Pacific National Bank,
      as Trustee, for up to $3,593,000 aggregate principal amount of 9 1/4% convertible subordinated debentures due May 15, 2002.(3)
4.3   Specimen of Debenture Certificate. (3)
10.1  Lease dated April 23, 1975 by and between Fifth Avenue Financial Group, a general partnership, and North County Bank, including an Amendment to Lease, effective
      May 1, 1980, and Assignment of Lease, effective August 1, 1985, for a portion of the office space at the Fifth Avenue Financial Center in Escondido, California.(2)
10.2  Lease Agreement dated November 1, 1989, between Ontario Associates, a general partnership, and North County Bancorp, for a portion of the office space at the Fifth
      Avenue Financial Center in Escondido, California.(2)
10.3  Lease Agreement dated March 1, 1990, between Ontario Associates, a general partnership, and North County Bancorp, for a portion of the office space at the Fifth
      Avenue Financial Center in Escondido, California. (3)

--------
Footnotes on page 38

                                                                            Page Number in
Exhibit Table                                                               Sequential
Reference                                                                   Numbering
Number                                     Item                             System
-------------                              ----                             --------------
10.4           Lease Agreement dated November 1, 1986, between
               Ontario Associates, a general partnership, and North
               County Bancorp, relating to a portion of the office space at the Fifth Avenue Financial Center in Escondido,
               California.(2)
10.5           Assignment of Lease dated July 1, 1989, between First
               National Bank and North County Bancorp, for the premises
               located at 8085 Clairemont Mesa Boulevard, San Diego,
               California.(2)
10.6           North County Bancorp Incentive Stock Option Plan and
               Form of Stock Option Agreement.(1)
10.7           North County Bank Employee Stock Ownership Plan
               Restated as of January 1, 1989.(2)
10.8           Employment Contract between James M. Gregg and North
               County Bank, dated April 14, 1983.(2)
10.9           Deferred Compensation and Stock Purchase Agreement
               between James M. Gregg and North County Bank, dated
               February 1, 1986.(2)
10.10          Lease Agreement dated March 1, 1990, between Ontario
               Associates, a general partnership, and North County
               Bancorp, for a portion of the office space at the Fifth
               Avenue Financial Center in Escondido, California. (3)
10.11          Lease Agreement dated July 15, 1991 between Ontario
               Associates, a general partnership, and North County
               Bancorp, for a portion of the office space at the Fifth
               Avenue Financial Center in Escondido, California. (4)
10.12          Adoption agreement between North County Bank and The
               Prudential Bank dated August 29, 1991 for the North County
               Bancorp and Subsidiaries 401(k) Plan.( 4)
10.13          Lease Agreement dated August 27, 1993 between Ontario
               Associates, a general partnership, and North County
               Bancorp, for a portion of the office space at the Fifth
               Avenue Financial Center in Escondido, California. (5)
10.14          Deferred Compensation and Stock Purchase Agreement
               between Rodney D. Jones and North County Bank, dated
               December 31, 1996. (6)
10.15          North County Bancorp 1997 Stock Option Plan. (7)
22             Subsidiaries of North County Bancorp                               59
24             Consent of Price Waterhouse                                        61

--------
   Footnotes on following page

--------

(1) Incorporated by reference to the Exhibits to the North County Bancorp S-8 Registration Statement, Registration No. 2-84173, as filed with the Commission on May 25, 1983.

(2) Incorporated by reference to the Exhibits to the North County Bancorp Annual Report on Form 10-K for the fiscal year ended December 31, 1989 File No. 0-10627, as filed with the Commission on March 1, 1990, and amended on April 30, 1990.

(3) Incorporated by reference to the Exhibits to the North County Bancorp Annual Report on Form 10-K for the fiscal year ended December 31, 1990 File No. 0-10627, as filed with the Commission on March 31, 1991.

(4) Incorporated by reference to the Exhibits to the North County Bancorp Annual Report on Form 10-K for the fiscal year ended December 31, 1991 File No. 0-10627, as filed with the Commission on March 30, 1992.

(5) Incorporated by reference to the Exhibits to the North County Bancorp Annual Report on Form 10-K for the fiscal year ended December 31, 1993 File No. 0-10627, as filed with the Commission on March 30, 1994.

(6) Incorporated by reference to the Exhibits to the North County Bancorp Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 File No. 0-10627, as filed with the Commission on March 28, 1997.

(7) Incorporated by reference to the Exhibits to the North County Bancorp Annual Report on Form 10-K405 for the fiscal year ended December 31, 1997 File No. 0-10627, as filed with the Commission on March 26, 1998.

                       Report of Independent Accountants

To the Board of Directors and
Shareholders of North County Bancorp

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of North County Bancorp and its subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP
San Diego, California
February 9, 1999

                              NORTH COUNTY BANCORP
                           CONSOLIDATED BALANCE SHEET
                             (Dollars in Thousands)

                                                               December 31,
                                                             -----------------
                                                               1998     1997
                                                             -------- --------
Assets
Cash and cash equivalents:
  Cash and due from banks................................... $ 26,885 $ 24,262
  Federal funds sold........................................   17,000    4,000
                                                             -------- --------
                                                               43,885   28,262
Investment securities:
  Available for sale........................................   17,193   17,544
  Held to maturity..........................................   26,628   12,135

Loans.......................................................  237,702  210,991
  Less: Allowance for loan and lease losses.................    3,592    3,268
                                                             -------- --------
                                                              234,110  207,723

Other real estate owned.....................................      374      986
Premises and equipment, net.................................   10,013    8,582
Accrued interest receivable and other assets................    5,210    5,502
                                                             -------- --------
                                                             $337,413 $280,734
                                                             ======== ========
Liabilities and Stockholders' Equity
Deposits:
  Noninterest-bearing....................................... $100,465 $ 89,852
  Interest-bearing..........................................  202,594  161,703
                                                             -------- --------
                                                              303,059  251,555

Accrued expenses and other liabilities......................    2,416    2,377
Federal funds purchased and U.S. Treasury demand note.......    1,551    1,194
Capital lease obligation....................................      387      415
                                                             -------- --------
  Total liabilities.........................................  307,413  255,541
                                                             -------- --------

Stockholders' equity:
  Common stock, no par value; authorized 10,000,000 shares;
   outstanding shares 4,868,906 in 1998 and 1997............   19,127   16,058
  Retained earnings.........................................   10,834    9,137
  Accumulated other comprehensive income....................       39       (2)
                                                             -------- --------
    Total stockholders' equity..............................   30,000   25,193
                                                             -------- --------

Commitments and contingencies (Notes 8 and 16)
                                                             -------- --------
                                                             $337,413 $280,734
                                                             ======== ========

          See accompanying notes to consolidated financial statements.

                              NORTH COUNTY BANCORP
                        CONSOLIDATED STATEMENT OF INCOME
                 (Dollars in Thousands, Except Per Share Data)

                                                        Year ended December 31,
                                                        -----------------------
                                                         1998    1997    1996
                                                        ------- ------- -------
Interest income:
  Interest and fees on loans..........................  $22,885 $20,007 $17,764
  Investment securities:
    Taxable...........................................    1,669   1,648   1,510
    Exempt from Federal income taxes..................      121     120      98
    Dividends.........................................       84      65      83
  Federal funds sold..................................      833     439     385
  Deposits with other financial institutions..........      112      16     --
                                                        ------- ------- -------
    Total interest income.............................   25,704  22,295  19,840
                                                        ------- ------- -------

Interest expense:
  Deposits............................................    6,237   5,652   4,695
  Federal funds purchased and U. S. Treasury demand
   note...............................................       44      74      72
  Other borrowings....................................       58     215     345
                                                        ------- ------- -------
    Total interest expense............................    6,339   5,941   5,112
                                                        ------- ------- -------

    Net interest income...............................   19,365  16,354  14,728

Provision for loan and lease losses...................    1,474   1,122   1,300
                                                        ------- ------- -------

Net interest income after provision for loan and lease
 losses...............................................   17,891  15,232  13,428

Noninterest income....................................    7,066   6,788   6,975

Noninterest expense...................................   16,825  16,198  15,567
                                                        ------- ------- -------

Income before income taxes............................    8,132   5,822   4,836
Provision for income taxes............................    3,363   2,313   2,092
                                                        ------- ------- -------

Net income............................................  $ 4,769 $ 3,509 $ 2,744
                                                        ------- ------- -------

Earnings per share:
  Basic...............................................  $  0.98 $  0.78 $  0.63
                                                        ======= ======= =======
  Diluted.............................................  $  0.94 $  0.72 $  0.58
                                                        ======= ======= =======

          See accompanying notes to consolidated financial statements.

                              NORTH COUNTY BANCORP
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (Dollars in Thousands)

                                                          December 31,
                                                   ----------------------------
                                                     1998      1997      1996
                                                   --------  --------  --------
Cash flows from operating activities:
 Net income......................................  $  4,769  $  3,509  $  2,744
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization of:
   premises and equipment........................     1,185     1,229     1,348
   Deferred loan fees and costs, net.............      (802)     (464)     (418)
   Investment premiums and discounts, net........       206       147       103
   Other.........................................        34       140       264
  (Gain) loss on sale of other real estate
   owned.........................................      (471)     (416)     (285)
  Provision for loan and lease losses............     1,474     1,122     1,300
  (Increase) decrease in interest receivable.....      (197)       90      (204)
  Increase (decrease) in taxes payable...........       273       233       (41)
  Increase in accrued expenses...................         2       492       361
  Increase (decrease) in interest payable........        41       (18)     (114)
  Other, net.....................................       (17)      257    (1,029)
                                                   --------  --------  --------
    Net cash provided by operating activities....     6,497     6,321     4,029
                                                   --------  --------  --------
Cash flows from investing activities:
 Proceeds from maturities of investment
  securities.....................................    15,153     9,457    11,070
 Proceeds from sale of available for sale
  securities.....................................       --     14,602     2,535
 Purchase of investment securities...............   (29,502)  (19,372)  (22,020)
 Net increase in loans...........................   (27,374)  (32,970)  (22,217)
 Purchase of premises and equipment..............    (2,616)   (1,101)     (532)
 Proceeds from sale of other real estate owned...     1,633     3,723     3,111
                                                   --------  --------  --------
    Net cash used in investing activities........   (42,706)  (25,661)  (28,053)
                                                   --------  --------  --------
Cash flows from financing activities:
 Cash payments on capital lease obligations......       (29)      (14)      (32)
 Net increase in deposits........................    51,504    21,204    15,508
 Net increase (decrease) in Federal funds
  purchased and U.S. Treasury demand note........       357      (174)    1,833
 Net (decrease) increase in other borrowings.....       --     (1,550)       50
 Cash proceeds from sale of common stock.........       --        --         68
                                                   --------  --------  --------
    Net cash provided by financing activities....    51,832    19,466    17,427
                                                   --------  --------  --------
Net increase (decrease) in cash and cash
 equivalents.....................................    15,623       126    (6,597)
Cash and cash equivalents at beginning of year...    28,262    28,136    34,733
                                                   --------  --------  --------
Cash and cash equivalents at end of year.........  $ 43,885  $ 28,262  $ 28,136
                                                   ========  ========  ========
Supplemental disclosure of cash flow information:
 Total interest paid.............................  $  6,299  $  5,958  $  5,226
 Total income taxes paid.........................  $  3,385  $  2,212  $  2,374
 Real estate acquired through foreclosure........  $    316  $  1,871  $  3,088
 Conversion of subordinated debentures into
  common stock...................................  $    --   $  1,433  $    133

          See accompanying notes to consolidated financial statements.

                              NORTH COUNTY BANCORP
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   (Dollars in Thousands, Except Share Data)

                                                       Accumulated
                            Common Stock                  Other         Total
                          ----------------- Retained  Comprehensive Stockholders'
                           Shares   Amount  Earnings     Income        Equity
                          --------- ------- --------  ------------- -------------
Balance at December 31,
 1995...................  1,789,779 $ 9,156 $ 8,164       $(93)        $17,227
Five percent stock
 dividend including cash
 for fractional shares..     89,288     759    (761)                        (2)
Five percent stock
 dividend including cash
 for fractional shares..     95,140   1,642  (1,647)                        (5)
Exercise of stock
 options................     10,628      68                                 68
Conversion of
 subordinated
 debentures.............     18,358     133                                133
Comprehensive income:
 Unrealized holding gain
  on available for sale
  securities, net of tax
  of $5.................                                     7               7
 Net income.............                      2,744                      2,744
                          --------- ------- -------       ----         -------
  Total comprehensive
   income...............                                                 2,751
                          --------- ------- -------       ----         -------

Balance at December 31,
 1996...................  2,003,193  11,758   8,500        (86)         20,172
Two for one stock
 split..................  2,005,956     --                                 --
Five percent stock
 dividend including cash
 for fractional shares..    220,608   2,867  (2,872)                        (5)
Exercise of stock
 options................        788     --                                 --
Conversion of
 subordinated
 debentures.............    406,745   1,433                              1,433
Comprehensive income:
 Unrealized holding gain
  on available for sale
  securities, net of tax
  of $69................                                    84              84
 Net income.............                      3,509                      3,509
                          --------- ------- -------       ----         -------
  Total comprehensive
   income...............                                                 3,593
                          --------- ------- -------       ----         -------
Balance at December 31,
 1997...................  4,637,290  16,058   9,137         (2)         25,193
Five percent stock
 dividend including cash
 for fractional shares
 declared January 20,
 1999, payable on March
 10, 1999 to
 stockholders of record
 on February 10, 1999...    231,616   3,069  (3,072)                        (3)
Comprehensive income:
 Unrealized holding gain
  on available for sale
  securities, net of tax
  of $33................                                    41              41
 Net income.............                      4,769                      4,769
                          --------- ------- -------       ----         -------
  Total comprehensive
   income...............                                                 4,810
                          --------- ------- -------       ----         -------
Balance at December 31,
 1998...................  4,868,906 $19,127 $10,834       $ 39         $30,000
                          ========= ======= =======       ====         =======



          See accompanying notes to consolidated financial statements.

                              NORTH COUNTY BANCORP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Basis Of Presentation The consolidated financial statements include the accounts of North County Bancorp (the Company) and its wholly owned subsidiary, North County Bank (the Bank). All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

   In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory. Economic risk is comprised of three components--interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature and reprice at different speeds, or on a different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from the borrower's inability or unwillingness to make contractually required payments. Market risk results from changes in the value of assets and liabilities which may impact, favorably or unfavorably, the realizability of those assets and liabilities.

   The Company is subject to regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examination.

   Cash and Cash Equivalents Cash on hand, cash items in the process of collection, amounts due from correspondent banks and the Federal Reserve Bank and Federal funds sold to other financial institutions are included in cash and cash equivalents.

   Investment Securities Securities held for investment purposes consist of debt obligations, marketable equity securities and stock in the Federal Reserve Bank and Federal Home Loan Bank. Investments are classified into the following two categories: held to maturity or available for sale. Held to maturity securities are carried at amortized cost while available for sale securities are carried at market value. Unrealized gains and losses on available for sale securities are recorded as other comprehensive income, a component of stockholders' equity. Gains or losses on sales are based upon specific identification of securities sold.

   Loans Interest on loans is accrued based upon the principal amount outstanding. The accrual of interest on loans is discontinued when, in management's judgment, the interest will not be paid in accordance with its terms. At that time interest previously recorded but not collected is reversed and charged against current income. Loan origination fees, certain direct loan origination costs and purchase premiums and discounts on loans are deferred and amortized over the related life of the loan as an adjustment to the loan's yield.

   The Company may sell the guaranteed portions of Small Business Administration (SBA) loans to a variety of secondary market investors. The Bank retains the unguaranteed portions as well as the rights and obligations to service the loans. The Company receives an interest rate differential from payments made by the borrowers which is at least sufficient to provide for the future servicing costs and an allowance for a reasonable profit. Gains are recorded upon the sale of the loans based upon premiums paid by the purchasers and upon the fair value of any retained interests.

   The Company also sells home equity loans and Federal Home Administration Title I loans to secondary market investors. Gains or losses on the sale of these loans are recognized upon sale as the difference between the net sales price and the carrying value at the time of sale. Deferred origination fees and expenses are recognized at the time of sale.

                              NORTH COUNTY BANCORP

   Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective rate, or as a practical expedient, at the loan=s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms.

   Allowance For Loan and Lease Losses The Company provides an allowance for loan and lease losses by a charge to current operations based on Management's evaluation of the risks in the loan portfolio, prospective economic conditions, past loss experience, and other pertinent factors which form a basis for determining the adequacy of the allowance for loan and lease losses.

   Other Real Estate Owned Real estate acquired in satisfaction of loans is reported as other real estate owned. Other real estate owned is recorded at the lower of the loan carrying value at the date of acquisition or the fair value less expected selling costs. Subsequent operating expenses or income, reductions in estimated value, and gains or losses upon sale are charged to current operations.

   Premises and Equipment Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are determined by use of the straight-line method over the estimated useful lives of the assets, 3 to 45 years. Maintenance and repair costs are expensed as they are incurred, while renewals and betterments are capitalized.

   Income Taxes The Company files consolidated Federal and combined California state income tax returns. The Company provides for income taxes under the liability method. A deferred tax asset and/or liability is computed for both the expected future impact of differences between the financial statement and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. A valuation allowance may be established to reflect the likelihood of realization of deferred tax assets. The effect of tax rate changes is reflected in income in the period in which such changes are enacted.

                              NORTH COUNTY BANCORP

   Earnings Per Share Basic earnings per share (EPS) represents net income divided by the weighted average common shares outstanding during the period excluding any potential dilutive effects. Diluted EPS gives effect to all potential issuances of common stock that would have caused basic EPS to be lower as if the issuance had already occurred. A reconciliation of the income and shares used in the basic and diluted EPS computations, giving retroactive effect for the stock dividends and stock split, for the three years ended December 31, 1998 is as follows (dollars in thousands, except share data):

                                                                1998
                                                     --------------------------
                                                     Income  Shares   Per-Share
                                                     ------ --------- ---------
   Basic EPS........................................ $4,769 4,868,906   $0.98
                                                                        =====
   Effect of Dilutive Shares:
     Stock options..................................          204,465
                                                     ------ ---------
   Diluted EPS...................................... $4,769 5,073,371   $0.94
                                                     ====== =========   =====

                                                                1997
                                                     --------------------------
                                                     Income  Shares   Per-Share
                                                     ------ --------- ---------
   Basic EPS........................................ $3,509 4,513,556   $0.78
                                                                        =====
   Effect of Dilutive Shares:
     Stock options..................................          167,722
     Convertible debentures.........................     70   323,152
                                                     ------ ---------
   Diluted EPS...................................... $3,579 5,004,430   $0.72
                                                     ====== =========   =====

                                                                1996
                                                     --------------------------
                                                     Income  Shares   Per-Share
                                                     ------ --------- ---------
   Basic EPS........................................ $2,744 4,366,729   $0.63
                                                                        =====
   Effect of Dilutive Shares:
     Stock options..................................           72,520
     Convertible debentures.........................     99   444,872
                                                     ------ ---------
   Diluted EPS...................................... $2,843 4,884,121   $0.58
                                                     ====== =========   =====

NOTE 2--REGULATORY CAPITAL:

   The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items. The capital amounts and classification of the Company and the Bank are also subject to qualitative judgments by the regulators regarding components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Tier 1 and total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that the Company and the Bank meet all capital adequacy requirements to which they are subject at December 31, 1998.

                              NORTH COUNTY BANCORP

   As of December 31, 1998, the most recent notification from the appropriate regulatory agency categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum Tier 1 risk-based, total risk-based and Tier 1 leverage capital ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

   The actual capital amounts and ratios of the Company and the Bank at December 31, 1998 are presented in the following table (dollars in thousands).

                                                  Well
                                               Capitalized
                                  Actual       Requirement   Minimum Required
                               -------------  -------------  -----------------
                               Amount  Ratio  Amount  Ratio   Amount    Ratio
                               ------- -----  ------- -----  --------- -------
   North County Bancorp:
    Risk-based capital
     Tier 1................... $29,700 11.68%     --    --   $  10,173   4.00%
     Total....................  32,884 12.93%     --    --      20,345   8.00%
    Tier 1 leverage capital...  29,700  8.80%     --    --      13,502   4.00%

   North County Bank:
    Risk-based capital
     Tier 1...................  29,392 11.58% $15,236  6.00%    10,157   4.00%
     Total....................  32,571 12.83%  25,393 10.00%    20,314   8.00%
    Tier 1 leverage capital...  29,392  8.72%  16,848  5.00%    13,479   4.00%

NOTE 3--INVESTMENT SECURITIES:

   The amortized cost and market value of investment securities as of December 31, 1998 and 1997 are as follows (dollars in thousands):

   Available for sale at December 31, 1998:

                                                  Gross      Gross
                                      Amortized Unrealized Unrealized Market
                                        Cost      Gains      Losses    Value
                                      --------- ---------- ---------- -------
   U. S. Government and Federal
    agencies.........................  $   --     $ --       $ --     $   --
   States and municipalities.........    2,073       13         (1)     2,085
   Mortgage-backed...................   13,177      137         (8)    13,306
   Equity securities.................    1,872      --         (70)     1,802
                                       -------    -----      -----    -------
                                       $17,122    $ 150      $ (79)   $17,193
                                       =======    =====      =====    =======

   Held to maturity at December 31, 1998:

                                                  Gross      Gross
                                      Amortized Unrealized Unrealized Market
                                        Cost      Gains      Losses    Value
                                      --------- ---------- ---------- -------
   U. S. Government and Federal
    agencies.........................  $22,155    $  27      $ (71)   $22,111
   States and municipalities.........    1,849       17        --       1,866
   Mortgage-backed...................    2,041       36        --       2,077
   Asset-backed......................      583      --          (1)       582
                                       -------    -----      -----    -------
                                       $26,628    $  80      $ (72)   $26,636
                                       =======    =====      =====    =======

                              NORTH COUNTY BANCORP

   Available for sale at December 31, 1997:

                                                  Gross      Gross
                                      Amortized Unrealized Unrealized Market
                                        Cost      Gains      Losses    Value
                                      --------- ---------- ---------- -------
   U. S. Government and Federal
    agencies.........................  $ 1,000     $ 2       $ --     $ 1,002
   States and municipalities.........    2,104      13          (1)     2,116
   Mortgage-backed...................   12,847      69         (20)    12,896
   Equity securities.................    1,596     --          (66)     1,530
                                       -------     ---       -----    -------
                                       $17,547     $84       $ (87)   $17,544
                                       =======     ===       =====    =======

   Held to maturity at December 31, 1997:

                                                  Gross      Gross
                                      Amortized Unrealized Unrealized Market
                                        Cost      Gains      Losses    Value
                                      --------- ---------- ---------- -------
   U. S. Government and Federal
    agencies.........................  $ 7,779     $22       $ (18)   $ 7,783
   States and municipalities.........    1,748      12         --       1,760
   Mortgage-backed...................    2,608      31         --       2,639
                                       -------     ---       -----    -------
                                       $12,135     $65       $ (18)   $12,182
                                       =======     ===       =====    =======

   Investment securities with a carrying value of $7,948,000 and $7,538,000 at December 31, 1998 and 1997, respectively, were pledged to secure public deposits as well as for other purposes required by law. The Company did not sell any securities in 1998. Sales of available for sale securities during 1997 resulted in gross gains and losses of $95,000 and $42,000, respectively, and resulted in net taxes of $21,000.

   The maturity distribution of debt securities is presented in the tables below (dollars in thousands). No maturity breakdown is presented for mortgage-backed securities because of the unpredictability as to the timing and amount of principal repayments on these securities.

                                   Available for Sale      Held to Maturity
                                 ---------------------- ----------------------
                                 Amortized  Estimated   Amortized  Estimated
   December 31, 1998:              Cost    Market Value   Cost    Market Value
   ------------------            --------- ------------ --------- ------------
   Within one year..............  $ 1,969    $ 1,977     $ 7,821    $ 7,824
   After one but within five
    years.......................      105        108      10,959     10,957
   After five but within ten
    years.......................      --         --        5,208      5,180
   After ten years..............      --         --          599        599
   Mortgage-backed securities...   13,176     13,306       2,041      2,076
                                  -------    -------     -------    -------
                                  $15,250    $15,391     $26,628    $26,636
                                  =======    =======     =======    =======
                                   Available for Sale      Held to Maturity
                                 ---------------------- ----------------------
                                 Amortized  Estimated   Amortized  Estimated
   December 31, 1997:              Cost    Market Value   Cost    Market Value
   ------------------            --------- ------------ --------- ------------
   Within one year..............  $   --     $   --      $ 2,052    $ 2,048
   After one but within five
    years.......................    2,042      2,048       7,475      7,495
   After five but within ten
    years.......................      --         --          --         --
   After ten years..............    1,062      1,070         --         --
   Mortgage-backed securities...   12,847     12,896       2,608      2,639
                                  -------    -------     -------    -------
                                  $15,951    $16,014     $12,135    $12,182
                                  =======    =======     =======    =======

                             NORTH COUNTY BANCORP

NOTE 4--LOANS:

   Loans at December 31 are summarized as follows (dollars in thousands):

                                                                1998     1997
                                                              -------- --------
   Commercial................................................ $128,298 $111,726
   Installment and consumer..................................   34,171   41,024
   Real estate mortgage......................................   53,712   45,803
   Real estate construction..................................   19,881   10,334
   Lease financing receivables...............................      617    1,270
   Other.....................................................    1,023      834
                                                              -------- --------
                                                              $237,702 $210,991
                                                              ======== ========

   A summary of the changes in the allowance for loan and lease losses is as follows (dollars in thousands):


                                                       1998     1997     1996
                                                      -------  -------  -------
   Balance at beginning of year...................... $ 3,268  $ 3,129  $ 2,916
   Provision charged to operating expense............   1,474    1,122    1,300
   Recoveries on loans previously charged off........     251      586      333
   Loans charged off.................................  (1,401)  (1,569)  (1,420)
                                                      -------  -------  -------
   Balance at end of year............................ $ 3,592  $ 3,268  $ 3,129
                                                      =======  =======  =======

   At December 31, 1998 and 1997, loans on a nonaccrual basis were $788,000 and $3,021,000, respectively. Interest income collected relating to nonaccrual loans was $38,000 and $123,000 for the years ended December 31, 1998 and 1997. Additional interest income of $62,000 and $212,000 would have been recorded during 1998 and 1997, respectively, if the loans had been paid in accordance with their original terms.

   The Company's recorded investment in impaired loans at December 31, 1998 and 1997, was $954,000 and $2,163,000, respectively. Reserves for loan losses of $48,000 and $151,000 were established for impaired loans at December 31, 1998 and 1997, respectively. The average recorded investments in impaired loans during 1998 and 1997 were $1,654,000 and $2,528,000, respectively. Interest income on impaired loans of $16,000 and $120,000 was recognized for cash payments received in 1998 and 1997. The Company is not committed to lend additional funds to debtors whose loans have been modified.

   The Company in the normal course of business to meet the financing needs of its customers is a party to financial instruments with off-balance sheet risk. The Company's maximum potential exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amounts of those instruments.

   Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the borrower. Since certain of the commitments are expected to expire without being drawn upon, they do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis.

                              NORTH COUNTY BANCORP

   The Company's off-balance sheet credit risk for undisbursed loan commitments and letters of credit at December 31, was as follows (dollars in thousands):

                                                                 1998    1997
                                                                ------- -------
   Commercial loans............................................ $45,308 $37,534
   Installment and consumer loans..............................  11,087  10,370
   Real estate construction loans..............................  10,874  18,884
   Letters of credit...........................................   1,280   1,652
                                                                ------- -------
                                                                $68,549 $68,440
                                                                ======= =======

   Most of the Company's business activity is with customers located within San Diego and Riverside counties of Southern California. Accordingly, the Company's financial performance may be significantly impacted by the economic conditions of the area.

NOTE 5--PREMISES AND EQUIPMENT:

   Premises and equipment at December 31 are as follows (dollars in thousands):

                                                                  1998    1997
                                                                 ------- ------
   Land......................................................... $ 2,601 $2,068
   Building and improvements....................................   7,730  7,536
   Furniture, fixtures and equipment............................  10,751  9,063
                                                                 ------- ------
                                                                  21,082 18,667
   Less: Accumulated depreciation and amortization..............  11,069 10,085
                                                                 ------- ------
                                                                 $10,013 $8,582
                                                                 ======= ======

   Building and improvements include a capitalized lease on the main branch premises of $580,000, less accumulated amortization of $440,000, as of December 31, 1998 (see Note 8). Amortization on this capital lease was $20,000 in both 1998 and 1997.

NOTE 6--DEPOSITS:

   Deposits at December 31 are summarized as follows (dollars in thousands):

                                                                1998     1997
                                                              -------- --------
   Noninterest-bearing demand................................ $100,465 $ 89,852
   Interest-bearing demand...................................   42,825   36,620
   Savings...................................................   79,682   78,352
   Time deposits of $100,000 or more.........................   20,868    9,184
   Time deposits of less than $100,000.......................   59,219   37,547
                                                              -------- --------
                                                              $303,059 $251,555
                                                              ======== ========

   The following table summarizes the maturity distribution of time deposits of $100,000 or more at December 31 (dollars in thousands):

                                                                  1998    1997
                                                                 ------- ------
   Three months or less......................................... $11,062 $5,181
   Over three months through six months.........................   2,117  1,439
   Over six months through one year.............................   5,537  2,364
   Over one year through three years............................   2,152    200
                                                                 ------- ------
                                                                 $20,868 $9,184
                                                                 ======= ======

                              NORTH COUNTY BANCORP

NOTE 7--CONVERTIBLE SUBORDINATED DEBENTURES:

   In May 1990, the Company issued $1,678,000 in 9 1/4% convertible subordinated debentures (the "Debentures"). In September 1997, at which time $1,492,000 in Debentures were outstanding, the Company announced that it was exercising its option to redeem the Debentures at a price of 102.25% effective October 31, 1997. The conversion of Debentures during 1997 resulted in an increase in common stock, a component of Tier 1 capital, of $1,433,000 which was net of deferred offering costs of $101,000.

NOTE 8--LEASE OBLIGATIONS:

   The Company leases the main office premises under a long-term capital lease agreement which will expire in 2006 and other office space and equipment under various operating leases. The future minimum lease payments for all lease obligations consisted of the following at December 31, 1998 (dollars in thousands):

                                                               Capital Operating
                                                                Lease   Leases
                                                               ------- ---------
   1999.......................................................  $ 214   $  751
   2000.......................................................    214      661
   2001.......................................................    214      465
   2002.......................................................    214      437
   2003.......................................................    214      374
   Thereafter.................................................    484    1,052
                                                                -----   ------
   Total minimum lease payments...............................  1,554   $3,740
                                                                        ======
   Amounts representing interest..............................   (308)
   Cost escalation............................................   (860)
                                                                -----
   Present value of net minimum lease payments................  $ 386
                                                                =====

   The amount of future lease payments is contingent upon normal cost escalation clauses. Rent expense on the operating leases was $704,000, $607,000 and $489,000 in 1998, 1997 and 1996, respectively.

NOTE 9--FAIR VALUES OF FINANCIAL INSTRUMENTS:

   The carrying amount and estimated fair value of the Company's financial instruments as of December 31, 1998 are as follows (dollars in thousands):

                                                              Carrying   Fair
                                                               Amount   Value
                                                              -------- --------
   Financial assets:
   Cash and due from banks................................... $ 26,885 $ 26,885
   Federal funds sold........................................   17,000   17,000
   Investment securities.....................................   43,821   43,829
   Loans.....................................................  237,702  239,168
   Financial liabilities:
   Deposits.................................................. $303,059 $296,307
   Federal funds purchased and U.S. Treasury Demand Note.....    1,551    1,551

                              NORTH COUNTY BANCORP

   The following methods and assumptions were used to estimate the fair value of each material class of financial instruments at December 31, 1998:

   Cash and due from banks and Federal funds sold The carrying amount of cash and due from banks and Federal funds sold approximates the fair value.

   Investment securities The fair value of securities held as investments is based on quoted market prices or dealer quotes.

   Loans The fair value of loans is estimated using discounted cash flows. The discount rate used to determine the present value of these loans is equal to current market rates at which similar loans would be made to borrowers with similar credit ratings and for similar maturities. Where credit deterioration has occurred, management has reduced estimated cash flows to give effect to estimated future losses. Title I and SBA loans were valued based on quoted market prices.

   Deposits The carrying amount of demand and savings deposits is the estimated fair value, which is the amount payable on demand. The carrying amount for variable rate, fixed term time deposit accounts approximates fair value. The fair value of fixed rate time deposits is estimated using a discounted cash flow calculation. The discount rate on such deposits is based upon rates currently offered for deposits of similar remaining maturities.

   Federal funds purchased and U.S. Treasury demand note The fair value of Federal funds purchased and U.S. Treasury demand note is estimated to approximate carrying value.

   Letters of credit and undisbursed loan funds The fair value of letters of credit and undisbursed loan funds is estimated to be the cost to terminate or otherwise settle such obligations with counterparties.

   The fair values of financial instruments may not necessarily be indicative of the net realizable or liquidation value of these instruments. Furthermore, management does not intend to dispose of significant portions of all of its financial instruments and, thus, any aggregate unrealized gain or loss should not be interpreted as a forecast of future earnings and cash flows.

   These fair value disclosures do not include certain financial instruments such as equity investments in consolidated subsidiaries, obligations for pension and other post retirement benefits and deferred compensation arrangements. In addition, fair value estimates do not attempt to estimate the value of anticipated future business which may result from existing customer relationships, or the value of assets and liabilities that are not considered financial instruments, such as deferred tax assets, intangible assets or property, plant and equipment.

NOTE 10--NONINTEREST INCOME AND EXPENSE:

   Noninterest income for each year consists of (dollars in thousands):

                                                            1998   1997   1996
                                                           ------ ------ ------
   Service charges on deposits............................ $3,941 $3,936 $3,827
   Gain on sale of loans..................................  1,545  1,301  1,425
   Loan servicing fees....................................    561    753    747
   Other..................................................  1,019    798    976
                                                           ------ ------ ------
                                                           $7,066 $6,788 $6,975
                                                           ====== ====== ======

                              NORTH COUNTY BANCORP

   Noninterest expense for each year consists of (dollars in thousands):

                                                       1998     1997     1996
                                                      -------  -------  -------
   Salaries and employee benefits.................... $ 9,888  $ 9,148  $ 8,136
   Occupancy expense.................................   3,477    3,232    3,095
   Telephone and postage.............................     895      689      645
   Advertising and public relations..................     692      711      524
   Professional services.............................     574      514      315
   Printing, stationery and supplies.................     335      346      275
   Branch losses.....................................     190      182      323
   Collection expense................................      76      233      321
   Regulatory assessments............................      58       91      228
   Other real estate owned...........................    (473)     (98)     614
   Other.............................................   1,113    1,150    1,091
                                                      -------  -------  -------
                                                      $16,825  $16,198  $15,567
                                                      =======  =======  =======

NOTE 11--INCOME TAXES:

   The provision for income taxes for each year consists of the following (dollars in thousands):

                                                          1998    1997    1996
                                                         ------  ------  ------
   Current taxes:
     Federal............................................ $2,421  $1,494  $1,393
     State..............................................    977     648     611
                                                         ------  ------  ------
                                                          3,398   2,142   2,004
   Deferred taxes:
     Federal............................................    (14)    179     122
     State..............................................    (21)     (8)    (34)
                                                         ------  ------  ------
                                                            (35)    171      88
                                                         ------  ------  ------
                                                         $3,363  $2,313  $2,092
                                                         ======  ======  ======

   Deferred tax (assets) liabilities at December 31 are comprised of the following (dollars in thousands):

                                                                1998     1997
                                                               -------  ------
   Provision for loan and lease losses.......................  $  (501) $ (471)
   Deferred compensation.....................................     (247)   (202)
   Loan fees deferred........................................     (203)   (516)
   Writedown of other real estate owned......................     (107)   (107)
   Capital lease amortization................................     (101)   (105)
   Securities held for sale..................................      (60)    (29)
   Unrealized loss on securities.............................      --       (2)
   Gross deferred tax assets.................................   (1,219) (1,432)
                                                               -------  ------
   Depreciation..............................................      247     214
   Loan origination cost capitalized.........................      102     112
   Unrealized gain on securities.............................       32     --
   Loan servicing rights.....................................       14      16
                                                               -------  ------
   Gross deferred tax liabilities............................      395     342
                                                               -------  ------
   Deferred tax assets valuation allowance...................      225     225
                                                               -------  ------
                                                               $ (599)  $ (865)
                                                               =======  ======

                              NORTH COUNTY BANCORP

   A reconciliation between the provision for income taxes at the statutory Federal rate and the actual effective provision for income taxes for each year is as follows (dollars in thousands):

                                                          1998    1997    1996
                                                         ------  ------  ------
   Federal tax at statutory rates....................... $2,765  $1,979  $1,644
   State tax, net of Federal tax effect.................    631     422     381
   Tax exempt income....................................    (49)    (63)    (83)
   Other................................................     16     (25)    150
                                                         ------  ------  ------
                                                         $3,363  $2,313  $2,092
                                                         ======  ======  ======

   Tax exempt income consists of income from investment securities and municipal lease financing.

NOTE 12--STOCK OPTION PLAN:

   The Company has granted incentive stock options and non-qualified options to purchase up to 543,847 shares of common stock as of December 31, 1998 under three stock option plans. No compensation cost has been recognized for its employee stock option grants, which are fixed in nature, as the options have been granted at a price equal to the market value of the Company=s common stock at the date of grant. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date rather than market value during the three years ended December 31, 1998, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (dollars in thousands, except per share data).

                                                            1998   1997   1996
                                                           ------ ------ ------
   Net Income:
    As reported........................................... $4,769 $3,509 $2,744
    Pro forma.............................................  4,713  3,489  2,724
   Basic earnings per share:
    As reported........................................... $ 0.98 $ 0.78 $ 0.63
    Pro forma............................................. $ 0.97 $ 0.77 $ 0.62
   Diluted earnings per share:
    As reported........................................... $ 0.94 $ 0.72 $ 0.58
    Pro forma............................................. $ 0.93 $ 0.71 $ 0.58

   The fair value for each option grant was estimated at the date of grant using the following assumptions for 1998, 1997, and 1996, respectively: volatility factors of 0.36, 0.27 and 0.20; expected option lives of five, seven and ten years; risk-free interest rates of 5.63%, 5.83% and 6.60%; and a dividend yield of 0.0% for the three years.

                              NORTH COUNTY BANCORP

   A summary of transactions for the three years ended December 31, 1998, after giving retroactive effect for stock dividends declared, is as follows:

                                   1998             1997              1996
                             ---------------- ----------------- -----------------
                                     Weighted          Weighted          Weighted
                                     Average           Average           Average
                                     Exercise          Exercise          Exercise
                             Shares   Price   Shares    Price   Shares    Price
                             ------- -------- -------  -------- -------  --------
   Outstanding at beginning
    of year................  525,190  $4.17   465,353   $3.04   418,305   $2.88
   Granted.................   18,297  12.38    68,364   11.79   111,825    3.50
   Exercised                     --     --     (2,450)   2.38   (24,800)   2.76
   Expired                       --     --     (6,077)   3.50   (39,977)   2.83
                             -------  -----   -------   -----   -------   -----
   Outstanding at end of
    year...................  543,487  $4.45   525,190   $4.17   465,353   $3.04
                             -------  -----   -------   -----   -------   -----
   Options exercisable at
    end of year and
    weighted average
    exercise price.........  261,255  $2.92   225,330   $2.91   191,884   $2.91
   Weighted average fair
    value per share of
    options granted during
    the year...............           $6.56             $5.09             $2.41

   At December 31, 1998, the Company had outstanding options to purchase 543,487 shares of common stock at exercise prices that ranged from $2.38 to $12.38 per share with a weighted average exercise price of $4.45 per share. The outstanding options have a weighted average remaining contractual life of 4.45 years. Under its stock option plan the Company is authorized to grant an additional 508,869 options for the purchase of the Company's common stock.

NOTE 13--EMPLOYEE RETIREMENT PLANS:

   The Company has established an Employee Stock Ownership Plan (ESOP) to provide an ownership interest in the Company and retirement benefits to substantially all full-time employees. The amount of annual contributions is at the discretion of the Board of Directors, subject to a maximum of 15 percent of the total annual compensation of all eligible participants. The Company contributed $150,000 in 1998, 1997 and 1996. The ESOP held 257,997 shares of the Company=s stock at December 31, 1998.

   Additionally, all permanent employees who have at least six months of service are eligible to contribute up to 15% annually of their pretax compensation to a retirement account under the North County Bancorp 401(k) Plan. Employees control the investment of their funds and may elect to invest in the Company's common stock. The Company matches 50% of an employee's contribution up to 5% annually of the employee's covered compensation for those who have at least six months of service and who elect to contribute under the plan. The Company contributed $114,000, $100,000 and $94,000 to the plan in 1998, 1997 and 1996, respectively.

                              NORTH COUNTY BANCORP

NOTE 14--NORTH COUNTY BANCORP (PARENT CORPORATION):

   Condensed financial statements presented on a parent company only basis are as follows:

Condensed Balance Sheet
(dollars in thousands)

                                                                 December 31,
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
Assets
Cash........................................................... $    20 $    22
Investment securities..........................................     338     145
Investment in subsidiary.......................................  29,696  25,068
Premises and equipment, net....................................     140     160
Other assets...................................................     217     229
                                                                ------- -------
                                                                $30,411 $25,624
                                                                ======= =======
Liabilities and Stockholders' Equity
Accrued expenses and other liabilities......................... $    27 $    16
Capital lease obligation.......................................     387     415
                                                                ------- -------
                                                                    414     431
Stockholders' equity
 Common stock, no par value....................................  19,127  16,058
 Retained earnings and other...................................  10,873   9,135
                                                                ------- -------
  Total stockholders' equity...................................  30,000  25,193
                                                                $30,411 $25,624
                                                                ======= =======

Condensed Statement of Income
(dollars in thousands)

                                                           Year Ended December
                                                                   31,
                                                           --------------------
                                                            1998   1997   1996
                                                           ------ ------ ------
Dividends from subsidiary................................. $  270 $1,510 $  --
Interest income...........................................     10      3      4
Other income..............................................    279    281    261
                                                           ------ ------ ------
 Total income.............................................    559  1,794    265
Interest expense..........................................     58    215    345
Other operating expense...................................    361    356    282
                                                           ------ ------ ------
 Total expenses...........................................    419    571    627
Income (loss) before income tax...........................    140  1,223   (362)
Income tax benefit........................................     43    107    145
Equity in undistributed income of subsidiary..............  4,586  2,179  2,961
                                                           ------ ------ ------
Net income................................................ $4,769 $3,509 $2,744
                                                           ====== ====== ======

                              NORTH COUNTY BANCORP

Condensed Statement of Cash Flows
(dollars in thousands)

                                                        Year Ended December
                                                                31,
                                                        ----------------------
                                                         1998    1997    1996
                                                        ------  ------  ------
Cash flows from operating activities:
 Net income............................................ $4,769  $3,509  $2,744
 Adjustments to reconcile net income to net cash used
  in operating activities:
  Depreciation and amortization........................     20     131      42
  Equity in undistributed income of subsidiary......... (4,586) (2,179) (2,961)
  Increase (decrease) in accrued expenses..............     11     (73)   (119)
  Other, net...........................................      5       2      21
                                                        ------  ------  ------
Net cash flows provided by (used in) operating
 activities............................................    219   1,390    (273)
                                                        ------  ------  ------
Cash flows used in investing activities:
 Purchase of investment securities.....................   (193)    --     (145)

Net cash used in investing activities..................   (193)    --     (145)

Cash flows from financing activities:
 Cash payments on capital lease obligations............    (28)    (14)    (32)
 Net (decrease) increase in notes payable..............    --   (1,550)     50
 Net decrease in convertible subordinated debentures...    --   (1,534)   (144)
 Issuance of common stock..............................    --    1,429     195
                                                        ------  ------  ------
Net cash (used in) provided by financing activities....    (28) (1,669)     69
                                                        ------  ------  ------
Net decrease in cash and cash equivalents..............     (2)   (279)   (349)
Cash and cash equivalents at beginning of year.........     22     301     650
                                                        ------  ------  ------
Cash and cash equivalents at end of year............... $   20  $   22  $  301
                                                        ======  ======  ======

NOTE 15--RELATED PARTY TRANSACTIONS:

   Certain directors and executive officers of the Company and their associates are customers of and have other transactions with the Bank in the ordinary course of business. Loans and commitments included in such transactions are made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Such loans aggregated $802,000 and $695,000 at December 31, 1998 and 1997, respectively. During 1998 new loans (including drawdowns on revolving lines of credit and loan renewals) aggregated $3,590,000 and repayments (including payments on revolving lines of credit and loan renewals) aggregated $3,483,000.

NOTE 16--COMMITMENTS AND CONTINGENCIES:

   At December 31, 1998, the Bank was party to certain legal actions. The Company has reviewed these matters with legal counsel and, in management's opinion, the ultimate resolution of these actions will not have a material effect on the Company's financial position.

   At December 31, 1998, the Company had unsecured lines of credit totaling $15,000,000 for the purchase of Federal funds with other financial institutions. In addition the Company may borrow from the Federal Home Loan Bank and at the Federal Reserve discount window, subject to the Company's ability to supply collateral.

                              NORTH COUNTY BANCORP

NOTE 17--SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

   Basic and diluted EPS have been retroactively restated in the following table to give effect to the stock dividends and stock split (dollars in thousands, except per share data).

                                    1998 Quarters Ended
                         -----------------------------------------
                         December 31 September 30 June 30 March 31
                         ----------- ------------ ------- --------
Interest income.........   $6,805       $6,654    $6,342   $5,903
Interest expense........    1,733        1,684     1,496    1,426
                           ------       ------    ------   ------
Net interest income.....    5,072        4,970     4,846    4,477
Provision for loan and
 lease losses...........     (160)         594       450      590
Noninterest income......    1,596        1,728     1,755    1,987
Noninterest expense.....    4,501        3,905     4,207    4,212
                           ------       ------    ------   ------
Income before income
 taxes..................    2,327        2,199     1,944    1,662
Income tax expense......      916          980       805      662
                           ------       ------    ------   ------
Net income..............   $1,411       $1,219    $1,139   $1,000
                           ======       ======    ======   ======
Basic EPS...............   $ 0.29       $ 0.25    $ 0.23   $ 0.21
Diluted EPS.............   $ 0.28       $ 0.24    $ 0.23   $ 0.20

                                    1997 Quarters Ended
                         -----------------------------------------
                         December 31 September 30 June 30 March 31
                         ----------- ------------ ------- --------
Interest income.........   $5,994       $5,837    $5,492   $4,972
Interest expense........    1,454        1,580     1,549    1,358
                           ------       ------    ------   ------
Net interest income.....    4,540        4,257     3,943    3,614
Provision for loan and
 lease losses...........      400          104       283      335
Noninterest income......    1,902        1,748     1,693    1,445
Noninterest expense.....    4,240        4,264     4,012    3,682
                           ------       ------    ------   ------
Income before income
 taxes..................    1,802        1,637     1,341    1,042
Income tax expense......      698          695       528      392
                           ------       ------    ------   ------
Net income..............   $1,104       $  942    $  813   $  650
                           ======       ======    ======   ======
Basic EPS...............   $ 0.23       $ 0.21    $ 0.18   $ 0.15
Diluted EPS.............   $ 0.22       $ 0.19    $ 0.17   $ 0.14

                                   APPENDIX E

                               ----------------

               NORTH COUNTY BANCORP'S DEFINITIVE PROXY STATEMENT
                  FOR ITS 1999 ANNUAL MEETING OF SHAREHOLDERS

                            SCHEDULE 14A INFORMATION

                                 (Rule 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
             the Securities Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant [_]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[_] Preliminary Proxy Statement           [_] Confidential, for Use of the
                                          Commission Only
                                             (as permitted by Rule 14a-
                                             6(e)(2))
[X] Definitive Proxy Statement

[_] Definitive Additional Materials

[_] Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                              NORTH COUNTY BANCORP
              (Name of Registrant as Specified In Its Certificate)

                              MERRILL CORPORATION
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

  1) Title of each class of securities to which transaction applies:

    ------------------------------------------------------------------------

  2) Aggregate number of securities to which transaction applies:

    ------------------------------------------------------------------------

  3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

    ------------------------------------------------------------------------

  4) Proposed maximum aggregate value of transaction:

    ------------------------------------------------------------------------

  5) Total fee paid:

    ------------------------------------------------------------------------

[_] Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule
   0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  1) Amount Previously Paid:

    ------------------------------------------------------------------------

  2) Form, Schedule or Registration Statement No.:

    ------------------------------------------------------------------------

  3)Filing Party:

    ------------------------------------------------------------------------

  4) Date Filed:

    ------------------------------------------------------------------------

                         NOTICE OF 1999 ANNUAL MEETING
                                      AND
                                PROXY STATEMENT

                              NORTH COUNTY BANCORP
                         444 South Escondido Boulevard
                          Escondido, California 92025

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            To Be Held June 16, 1999

TO THE SHAREHOLDERS OF NORTH COUNTY BANCORP:

   NOTICE IS HEREBY GIVEN that pursuant to its Bylaws and the call of its Board of Directors, the 1999 Annual Meeting of Shareholders (the "Meeting") of North County Bancorp (the "Company") will be held at North County Bank, 444 South Escondido Boulevard, Escondido, California 92025 on Wednesday, June 16, 1999 at 5:30 p.m., for the purpose of considering and voting upon the following matters:

   1. Election of Directors. Electing the following nine (9) persons to the Board of Directors to serve until the next Annual Meeting of Shareholders and until their successors are elected and have qualified:

    Alan P. Chamberlain  Jack Port
    G. Bruce Dunn        Clarence R. Smith
    Ronald K. Goode      Raymond V. Stone
    James M. Gregg       Burnet F. Wohlford
    Rodney D. Jones

   2. Other Business. Transacting such other business as may properly come before the Meeting and at any and all adjournments thereof.

   The bylaws of the Company provide for the nomination of directors in the following manner:

   "Nominations for election of members of the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of voting stock of the Corporation entitled to vote for the election of directors. Notice of intention to make any nominations, other than by the Board of Directors, shall be made in writing and shall be received by the President of the Corporation no more than 60 days prior to any meeting of shareholders called for the election of directors, and no more than ten days after the date the notice of such meeting is sent to shareholders pursuant to Section 2.2(d) of these bylaws; provided, however, that if only 10 days' notice of the meeting is given to shareholders, such notice of intention to nominate shall be received by the President of the Corporation not later than the time fixed in the notice of the meeting for the opening of the meeting. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of voting stock of the Corporation owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of voting stock of the Corporation owned by the notifying shareholder. Nominations not made in accordance herewith shall be disregarded by the chairman of the meeting, and the inspectors of election shall then disregard all votes cast for each such nominee."

   Only those shareholders of record at the close of business on April 23, 1999 will be entitled to notice of and to vote at the Meeting.

DATED: May 10, 1999

                                        By Order of the Board of Directors

                                        /s/ BURNET F. WOHLFORD
                                        Burnet F. Wohlford
                                        Secretary

                              NORTH COUNTY BANCORP
                         444 South Escondido Boulevard
                          Escondido, California 92025
                                 (760) 743-2200

                               ----------------

                                PROXY STATEMENT
                         ANNUAL MEETING OF SHAREHOLDERS
                            To Be Held June 16, 1999

                               ----------------

                                  INTRODUCTION

   This Proxy Statement is furnished in connection with the solicitation of proxies for use at the 1999 Annual Meeting of Shareholders (the "Meeting") of North County Bancorp (the "Company") to be held at North County Bank, 444 South Escondido Boulevard, Escondido, California 92025 on Wednesday, June 16, 1999 at 5:30 p.m., and at any and all adjournments thereof. The solicitation of the Proxy accompanying this Proxy Statement is made by the Board of Directors of the Company, and the costs of such solicitation will be borne by the Company.

   It is expected that this Proxy Statement and accompanying Notice will first be mailed to shareholders on approximately May 10, 1999.

   The matters to be considered and voted upon at the Meeting will be:

   1. Election of Directors. To elect nine (9) persons to the Board of Directors to serve until the next Annual Meeting of Shareholders and until their successors are elected and have qualified.

   2. Other Business. Transacting such other business as may properly come before the Meeting and at any and all adjournments thereof.

   A Proxy for use at the Meeting is enclosed. Any shareholder who executes and delivers such Proxy has the right to revoke it at any time before it is exercised by delivering to the Secretary or the Assistant Secretary of the Company an instrument revoking it or a duly executed Proxy bearing a later date, or by attending the Meeting and voting in person. Subject to such revocation, all shares represented by a properly executed Proxy received in time for the Meeting will be voted by the proxy holders whose names are set forth in the accompanyingProxy (the A Proxy Holders@) in accordance with the instructions on the Proxy. If no instruction is specified with respect to a matter to be acted upon, the shares represented by the Proxy will be voted in favor of the election of the nominees for directors set forth herein, and, if any other business is properly presented at the Meeting, in accordance with the recommendations of a majority of the Board of Directors.

   The expense of preparing, assembling, printing and mailing this Proxy Statement and the material used in this solicitation of Proxies will be borne by the Company. It is contemplated that Proxies will be solicited through the mail, but officers, directors and regular employees of the Company, or its subsidiary, North County Bank (the "Bank") , may solicit Proxies personally. In that event, the Company will pay such employees additional remuneration for such services. Although there is no formal agreement to do so, the Company may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to shareholders whose stock in the Company is held of record by such entities. In addition, the Company may use the services of individuals or companies it does not regularly employ in connection with this solicitation of Proxies, if Management determines it advisable.

                               VOTING SECURITIES

   There were issued and outstanding 4,868,906 shares of the Company's Common Stock on April 23, 1999, which has been set as the Record Date for the purpose of determining the shareholders entitled to notice of and to vote at the Meeting.

   Each holder of Common Stock will be entitled to one vote, in person or by proxy, for each share of Common Stock standing in his or her name on the books of the Company as of the Record Date for the Meeting on any matter submitted to the vote of the shareholders, except that in connection with the election of directors, the shares are entitled to be voted cumulatively if a candidate's or candidates' name(s) have been properly placed in nomination prior to the voting and a shareholder present at the Meeting has given notice of his or her intention to vote his or her shares cumulatively. If a shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. Cumulative voting entitles a shareholder to give one nominee as many votes as is equal to the number of directors to be elected multiplied by the number of shares owned by such shareholder, or to distribute his or her votes on the same principle between two or more nominees as he or she deems appropriate. The nine (9) candidates receiving the highest number of votes will be elected. If cumulative voting is declared at the Meeting, votes represented by Proxies delivered pursuant to this Proxy Statement may be cumulated in the discretion of the Proxy Holders, in accordance with the recommendations of the Board of Directors.

                             PRINCIPAL SHAREHOLDERS

   The Board of Directors knows of no person who owns beneficially more than five percent (5%) of the outstanding Common Stock of the Company, except for Ronald K. Goode, James M. Gregg, and Burnet F. Wohlford, each of whom is a nominee for director (see "ELECTION OF DIRECTORS" herein), the North County Bank Employee Stock Ownership Plan (the AESOP@), Financial Institution Partners, L.P. and Walter D. Buchanan.

   The following table provides certain information, as of April 23, 1999 with respect to the ESOP, Financial Institution Partners, L.P. and Walter D.
Buchanan:

                              Name and Address           Amount and Nature of Percent
   Title of Class           of Beneficial Owner          Beneficial Ownership of Class
   --------------   ------------------------------------ -------------------- --------
   Common Stock     North County Bank                          270,894(1)        5.6%
                    Employee Stock Ownership Plan
                    444 South Escondido Boulevard
                    Escondido, California
   Common Stock     Financial Institution Partners, L.P.       581,838          12.0%
                    1110 Lake Cook Road, Suite 165
                    Buffalo Grove, Illinois
   Common Stock     Walter D. Buchanan                         480,057           9.9%
                    4460 Century Dr., South
                    Salem, Oregon

--------
(1) Janice Carr, Debra Muyhamin and Lori E. Woolf, each of whom is an employee of the Bank, are co-trustees of the North County Bank Retirement Trust created to implement the North County Bank ESOP. The Bank and each of these individuals may therefore be deemed to have shared voting and investment power with respect to the shares of Common Stock held by the ESOP. Ms. Carr, Ms. Muyhamin and Ms. Woolf disclaim beneficial ownership of these shares.

                             ELECTION OF DIRECTORS

   The Bylaws of the Company provide that the number of directors shall be not fewer than seven (7) nor more than ten (10) until changed by a bylaw amendment duly adopted by the vote of the Board of Directors or the vote or written consent of the Company's shareholders. The Bylaws further provide that the exact number of directors shall be fixed from time to time, within the foregoing range, by a bylaw or amendment thereof duly adopted by the vote or written consent of the Company's shareholders or by the Company's Board of Directors. The number of directors to be elected at the Meeting has been fixed at nine (9).

   The first nine (9) persons named below, all of whom are present members of the Board of Directors of the Company, will be nominated for election to serve until the next Annual Meeting of Shareholders and until their successors are elected and have qualified. Votes will be cast pursuant to the enclosed Proxy in such a way as to effect the election of said nine (9) nominees, or as many thereof as possible under applicable voting rules. In the event that any of the nominees should be unable to serve as a director, it is intended that the Proxy will be voted for the election of such substitute nominee, if any, as shall be designated by the Board of Directors. Management has no reason to believe that any nominee will become unavailable.

   The following table sets forth certain information as of April 23, 1999, with respect to (i) each of the persons to be nominated by the Board of Directors for election as directors, (ii) each of the Company's executive officers, and (iii) the directors and executive officers(/1/) of the Company as a group:

                                                             Year First
                                                             Elected or      Common Stock
    Name and Offices          Principal Occupation           Appointed    Beneficially Owned   Percent of
   Held with Company           for Past Five Years       Age  Director  on April 23, 1999(/2/) Class(/3/)
   -----------------          --------------------       --- ---------- ---------------------- ----------
Alan P. Chamberlain..... Real Estate Investor and        69     1981            89,432(/4/)       1.7%
Director                 Construction Consultant


G. Bruce Dunn........... President and Owner, Mission    51     1988            92,218(/4/)       1.8%
Director                 Pools of Escondido, Inc.


Ronald K. Goode(/4/).... President and Owner, R&G Toyota 66     1983           311,452(/4/)       6.1%
Director                 --Volvo, Inc. (San Rafael, CA)


James M. Gregg(/5/)..... Chairman of the Board and Chief 67     1981           430,373(/6/)       8.4%
Chairman of the Board,   Executive Officer, North County
Chief Executive Officer  Bank and North County Bancorp
and Director

--------
(/1/)As used throughout this Proxy Statement the term "executive officer" means, the Chairman of the Board and Chief Executive Officer, President and Chief Operating Officer, Vice President and Chief Financial Officer and Executive Vice President and Credit Administrator of the Bank.

(/2/)Shares "beneficially owned" are determined under SEC Rules, and do not indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the individual in question has sole or shared voting and/or investment power. Except as otherwise noted, may include shares held by such person's spouse (except where legally separated) and minor children; shares held by any other relative of such person who has the same home; shares held in "street name" for the benefit of such person; or shares held in an Individual Retirement Account as to which such person has voting rights and investment power. In the case of directors Gregg, Port, and Smith, includes 366,503, 39,961 and 47,386 shares, respectively, held by a family or retirement trust as to which such director is a trustee and beneficiary and shares voting and investment power with his spouse.

(/3/)The percentages are based on the total number of shares of the Company's
     Common Stock outstanding, plus the number of option shares described in the applicable footnote concerning the stock ownership of the relevant individual or group.

(/4/)Includes the following number of shares which this individual has the right to acquire upon the exercise of stock options which are vested or will vest within 60 days of April 23, 1999 pursuant to the Company's Stock Option Plan (see "Stock Option Plans" herein): Messrs. Chamberlain, Dunn, Smith and Wohlford: 18,139 shares each; Mr. Goode: 13,928 shares; Mr.
     Port: 18,518 shares; and Mr. Stone: 17,994 shares.

(Footnotes continue on following page)

                                                               Year First
                                                               Elected or      Common Stock
    Name and Offices            Principal Occupation           Appointed    Beneficially Owned   Percent of
   Held with Company            for Past Five Years        Age  Director  on April 23, 1999(/2/) Class(/3/)
   -----------------            --------------------       --- ---------- ---------------------- ----------
Rodney D. Jones.........  President and Chief Operating    56     1988            128,181(/6/)      2.5%
President, Chief
Operating                 Officer, North County Bank
Officer and Director      and North County Bancorp


Jack Port...............  Commercial Property Manager      77     1981            103,487(/4/)      2.0%
Director                  and Private Investor


Clarence R. Smith.......  Rancher (formerly President and  66     1988             65,525(/4/)      1.3%
Director                  Chief Executive Officer, ATI
                          Industries (aircraft parts
                          manufacturer) (1970-1988)


Raymond V. Stone........  Retired (formerly Civil Engineer 77     1988             36,280(/4/)    --(/7/)
Director                  and Executive Vice President,
                          Neste Brudin & Stone--
                          Engineers and Planners)


Burnet F. Wohlford......  Self-employed Investor and       70     1981             91,373(/4/)      1.8%
Director and Corporate    Rancher
Secretary


Gary T. Clem............  Executive Vice President and     58     n/a              33,480(/6/)    --(/7/)
Executive Vice President  Credit Administrator, North
and Credit Administrator  County Bank


Michael J. Gilligan.....  Executive Vice President and     42     n/a              45,687(/6/)    --(/7/)
Vice President and        Chief Financial Officer, North
Chief Financial Officer   County Bank; Vice President
                          and Chief Financial Officer,
                          North County Bancorp


Directors and Executive
Officers as a Group
(11 Persons)............                                                        1,427,498(/8/)     27.9%

--------
(Certain footnotes from previous page)

(/5/)Mr. Goode's business address is 445 East Francisco Boulevard, San Rafael,
     California 94901. Mr. Gregg's business address is 444 South Escondido Boulevard, Escondido, California 92025.

(/6/)Includes 5,892, 14,192, 45,876 and 40,698 shares allocated to the accounts of Messrs. Clem, Gilligan, Gregg and Jones, respectively, under the Company's ESOP and 401(k); and 24,411, 24,319, 17,994 and 56,087 shares which the same four individuals, respectively, have the right to acquire within 60 days of April 23, 1999 pursuant to the Company's Stock Option Plans (see "Stock Option Plans" herein).

(/7/)Less than 1%.

(/8/)Does not include 270,894 shares held by Debra Muyhamin, Janice Carr and Lori E. Woolf as co-trustees of the North County Bank Retirement Trust created to implement the North County Bank ESOP except to the extent that such shares have been allocated to the accounts of Executive Officers. (See "PRINCIPAL SHAREHOLDERS" and footnote 2 to the Summary Compensation Table.)

Section 16(a) Beneficial Ownership Reporting Compliance

   Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company pursuant to rule 16a-3(e) during its most recent fiscal year and Form 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, no director, executive officer or beneficial owner of more than ten percent (10%) of the outstanding Common Stock of the Company failed to file any of the reports required by Section 16(a) of the Exchange Act on a timely basis during 1998 except as follows: Form 4 filed on behalf of the directors with respect to the stock options granted as described under "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS--Director Compensation" herein were inadvertently filed late. None of such options have been exercised.

The Board of Directors and Committees

   The Board of Directors of the Company and the Bank have, among others, a standing Audit Committee consisting of directors Smith (Chairman), Dunn, Goode, Port, and Wohlford. The Audit Committee met four (4) times in 1998. The Audit Committee ensures that the Company is maintaining an adequate system of internal controls such that here is reasonable assurance that assets are safeguarded and that financial reports are properly prepared; that there is consistent application of generally accepted accounting principles; and that there is compliance with management's policies and procedures. The Audit Committee meets periodically with the independent auditors, management and the internal auditors to review their work and confirm they are properly discharging their respective responsibilities. In addition, the Audit Committee recommends the independent auditors for appointment by the Board of Directors and makes certain that independent auditors have the necessary freedom and independence to freely examine all Company and Bank records.

   The Company has no standing nominating committee; however, the procedures for nominating directors, other than by the Board of Directors itself, are set forth in the Company's Bylaws and in the Notice of Annual Meeting of Shareholders.

   The Board of Directors of the Bank has a standing Compensation Committee, consisting of directors Goode (Chairman), Chamberlain, Dunn, Gregg, and Smith, none of whom serve as an officer of the Company or the Bank except Mr. Gregg, who is the Company's and Bank's Chairman and Chief Executive Officer. The Compensation Committee met once in 1998. The primary function of the Compensation Committee is to approve the employment of officers and to recommend the compensation for all officers of the Bank. Additionally, the Compensation Committee recommends salary ranges for graded personnel and approves personnel policies recommended by senior officers of the Bank. Mr. Gregg does not participate in Committee deliberations and voting regarding his compensation.

   During the fiscal year ended December 31, 1998, the Board of Directors of the Company held a total of twelve (12) regular meetings and one (1) special meeting. Each of the persons who were directors of the Company during 1998 attended at least 75% of the aggregate of (i) the total number of such meetings and (ii) the total number of meetings held by all committees of the Board on which such directors served during 1998.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

   The following information is furnished with respect to the i) the Chief Executive Officer of the Company, and ii) the Company's other executive officers whose total annual salary and bonus paid, accrued or distributed exceeded $100,000 for the fiscal year ended December 31, 1998 (the "Named Executive Officers"):

                           Summary Compensation Table

                                                                 Long-Term Compensation
                                                               ---------------------------
                                  Annual Compensation                Awards        Payouts
                              -------------------------------- ------------------- -------
                                                       Other                                  All
                                                      Annual   Restricted                    Other
                                                     Compensa-   Stock    Options/  LTIP   Compensa-
        Name and               Salary        Bonus     tion     Award(s)    SARs   Payouts   tion
   Principal Position    Year   ($)           ($)       ($)       ($)       (#)      ($)      ($)
   ------------------    ---- --------      -------- --------- ---------- -------- ------- ---------
James M. Gregg.......... 1998 $236,000(/1/) $195,750   (/6/)       --          --     --    $75,254(/2/)
 Chairman of the Board   1997  223,000(/1/)  156,339   (/6/)       --       4,725     --     78,598(/2/)
 Chief Executive Officer 1996  199,894(/1/)  106,600   (/6/)       --          --     --     77,556(/2/)
 and Director of the
 Company and the Bank

Rodney D. Jones......... 1998  188,710(/1/)  156,339   (/6/)       --       6,483     --     57,375(/3/)
 President, Chief        1997  175,710(/1/)   95,023   (/6/)       --       4,725     --     48,606(/3/)
 Operating Officer and   1996  159,532(/1/)   82,300   (/6/)       --      23,152     --     24,830(/3/)
 Director of the Company
 and the Bank

Gary T. Clem............ 1998  103,700        51,580   (/6/)       --       2,416     --      5,618(/4/)
 Executive Vice          1997  100,168        39,888   (/6/)       --       3,675     --      5,114(/4/)
 President and Credit    1996  102,102        33,100   (/6/)       --      13,891     --      4,421(/4/)
 Administrator of the Bank

Michael J. Gilligan..... 1998   98,785        49,393   (/6/)       --       2,269     --      5,189(/5/)
 Vice President and      1997   93,636        37,453   (/6/)       --       3,675     --      4,402(/5/)
 Chief Financial Officer 1996   93,766        33,400   (/6/)       --      13,891     --      4,636(/5/)
 of the Company and the
 Bank

--------
(1) Includes director's fees of $18,000, $17,000 and $6,750 for Mr. Gregg, and $15,000, $14,000 and $6,750 Mr. Jones, for 1998, 1997 and 1996
     respectively (see "Director Compensation" herein).

(2) Consists of (i) Company contributions to Mr. Gregg's account pursuant to the Company's 401(k) Plan (the "401(k) Plan") in the amounts of $3,148, $4,750 and $4,620 for the years 1998, 1997 and 1996, respectively; (ii) Company contributions to Mr. Gregg's account pursuant to the ESOP in the amounts of $3,825, $5,567 and $4,655 for the years 1998, 1997 and 1996, respectively and (iii) accruals and mortality costs recognized by the Bank on behalf of Mr. Gregg in the amounts of $68,281 for each of the years 1998, 1997 and 1996, in connection with Mr. Gregg's Deferred Compensation Agreement (see "Salary Continuation Plan and Agreements" herein). The 401(k) Plan permits all eligible participants, after six months of service and attainment of age 21, to contribute up to 15% of their annual salary on a pre-tax basis (subject to a statutory maximum), which contributions vest immediately when made. Employer contributions are made in varying amounts at the discretion of the Board of Directors, and become vested at the rate of 20% per year beginning after the third year of eligibility. Participants have investment discretion within certain limitations with respect to the contributions in their accounts. The ESOP is designed primarily to invest the Bank's contributions in shares of the Company's Common Stock. Employees become eligible to participate after one (1) year of service and attainment of age 21. Employer contributions are made in varying amounts at the discretion of the Board of Directors (up to a maximum of 15% of total base salaries of eligible participants), are allocated primarily based on employee compensation, and become vested over the same period as the 401(k) Plan contributions. All assets of the ESOP are held in trust for the exclusive benefit of participants and are administered by a committee (consisting of three employees of the Bank) appointed by the directors of the Company.

(3) Consists of (i) Company contributions to Mr. Jones' account pursuant to the 401(k) Plan in the amounts of $3,148, $4,043 and $3,820 for the years 1998, 1997 and 1996, respectively; (ii) Company contributions to Mr. Jones' account pursuant to the ESOP in the amounts of $3,825, $5,311 and $4,655 for the years 1998, 1997 and 1996, respectively, and (iii) accruals and mortality costs recognized by the Bank on behalf of Mr. Jones in the amounts of $50,402, $39,252 and $16,355 in 1998, 1997 and 1996,
     respectively, in connection with Mr. Jones' Salary Continuation Agreement (See "Salary Continuation Plan and Agreements" herein).

(4) Consists of (i) Company contributions to Mr. Clem's account pursuant to the 401(k) Plan in the amounts of $2,361, $1,647 and $1,200 for the years 1998, 1997 and 1996, respectively; and (ii) Company contributions to Mr. Clem's account pursuant to the ESOP in the amounts of $3,257, $3,467 and $3,221 for the years 1998, 1997 and 1996, respectively.

(5) Consists of (i) Company contributions to Mr. Gilligan's account pursuant to the 401(k) Plan in the amounts of $2,264, $1,301 and $1,610 for the years 1998, 1997 and 1996, respectively; and (ii) Company contributions to Mr. Gilligan's account pursuant to the ESOP in the amounts of $2,925, $3,101 and $3,026 for the years 1998, 1997 and 1996, respectively.

(6) Aggregate amount of perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of total salary and bonus reported in preceding columns.

Option Grants, Exercises and Holdings

   The following table is furnished with respect to stock options and SARs granted during the last completed fiscal year to the Named Executive Officers.

                     Option/SAR Grants in Last Fiscal Year

                             Number of       Percent of
                            securities     total options/
                            underlying      SARs granted   Exercise or base             Grant date
                           Options/SARs     to employees        price        Expiration  present
                         granted(/1/)(/2/) in fiscal year ($ per share)(/2/)    date    value(/3/)
                         ----------------- -------------- ------------------ ---------- ----------
Rodney D. Jones.........       6,483            35.4%           $12.38        1/2/2008   $42,528
Gary T. Clem............       2,416            13.2%            12.38        1/2/2008    15,849
Michael J. Gilligan.....       2,269            12.4%            12.38        1/2/2008    14,885

   The following table is furnished with respect to stock options held by the Named Executive Officers at December 31, 1998 and exercised stock options for the fiscal year then ended. The Company has no plans pursuant to which stock appreciation rights may be granted.

                Aggregated Option Exercises in Last Fiscal Year
                       and Fiscal Year End Option Values

                          Shares                Number of Securities           Value of Unexercised
                         Acquired          Underlying Unexercised Options      In-the-Money Options
                            on     Value          at 1998 Year-End               at 1998 Year-End
                         Exercise Realized Exercisable/Unexercisable(/2/) Exercisable/Unexercisable(/4/)
                         -------- -------- ------------------------------ ------------------------------
James M. Gregg..........    --       --           17,994 / 12,677              $164,105 / $ 72,106
Rodney D. Jones.........    --       --           44,716 / 46,990               411,313 /  314,636
Gary T. Clem............    --       --           17,314 / 25,023               162,337 /  167,255
Michael J. Gilligan.....    --       --           17,415 / 24,963               163,322 /  168,104

--------
(1) Options vest 20% per year from date of grant until fully vested after five years. Upon exercise, option holders may surrender shares to pay the option exercise price and satisfy tax withholding requirements.

(2) Retroactively adjusted for a stock dividends declared since the grant of the options.

(3) The fair value of each option grant has been estimated on the date of grant using the following assumptions: a dividend yield of 0.00%; expected option life of five years; a risk free rate of return of 5.63%; and, a volatility factor of 36%.

(4) Market value of underlying securities at year-end minus the exercise price.

Stock Option Plans

   The Company has adopted three stock option plans which were approved by the Company's shareholders in 1983, 1991 and 1997(collectively, the "Plans"). The Plans are intended to advance the interests of the Company and its subsidiaries by encouraging stock ownership on the part of participating employees and directors (employees only in the case of the 1983 Plan), by promoting their interest in the success of the Company and by encouraging them to remain with the Company and/or its subsidiaries. The Plans provide for the issuance of both "incentive" and "non-qualified" stock options to full-time salaried officers and employees of the Bank and of "non-qualified" stock options to non-employee directors of the Bank (incentive options and officers and employees only in the case of the 1983 Plan). All options are granted at an exercise price of not less than one hundred percent (100%) of the fair market value of the stock on the date of grant(/1/). The purchase price of any shares exercised under the Plans shall be paid in full in cash, cash equivalents or outstanding Common Stock of the Company. Each option expires not later than ten (10) years from the date the option was granted. Options are exercisable in installments as provided in individual stock option agreements; provided, however, that if an optionee fails to exercise his or her rights under the options within the year such rights arise, the optionee may accumulate them and exercise the same at any time thereafter during the term of the option. In addition, in the event of a "Terminating Event," i.e., a merger or consolidation of the Company as a result of which the Company will not be the surviving corporation, a sale of substantially all of the Company's assets, or a change in ownership of at least 25% of the Company's stock (subject to certain exceptions), all outstanding options under the Plans shall become exercisable in full (subject to certain notification requirements), and shall terminate if not exercised within a specified period of time, unless provision is made in connection with the Terminating Event for assumption of such options, or substitution of new options covering stock of a successor corporation. Although the 1983 Plan has expired certain options granted thereunder are still outstanding. As of December 31, 1998, the Company had options outstanding to purchase a total of 97,078, 359,748, and 86,661 shares of its Common Stock under the 1983, 1991 and 1997 Plans, respectively, with average exercise prices of $2.81, $3.10 and $11.91 per share, respectively (retroactively adjusted for a stock dividend paid on February 10, 1999) with respect to all such options. At that same date, the fair market value of the Company's Common Stock was $12.5625.

Salary Continuation Plan and Agreement

   The Bank entered into a Salary Continuation Agreement (the "Continuation Agreement") with Rodney D. Jones effective December 31, 1997, pursuant to which Mr. Jones will receive benefits in the amount of $70,000 per year for fifteen
(15) years upon retirement at age 65, provided that he remains continuously employed by the Bank from the effective date of the Continuation Agreement until age 65. In the event of death prior to retirement, the same benefits will be paid to Mr. Jones' beneficiary for fifteen years following such death. In the event of disability prior to retirement or in the event of termination as a result of a merger or similar transaction, Mr. Jones will receive the same benefits upon reaching age 65 as if he had remained employed by the Bank. In the event of termination by the Bank without cause, Mr. Jones will receive that portion of his benefits upon retirement as were vested at the time of termination (20% per year of service). All benefits cease in the event of termination for "cause" or in the event of his voluntary termination of employment. The cost of making payments under the Continuation Agreement is accrued for annually by the Bank in amounts determined by the utilization of the interest method. The Bank will eventually be reimbursed, however, for payments made under the Continuation Agreement through the proceeds of a life insurance policy that names the Bank as beneficiary, and for which the Bank recognizes a monthly mortality cost.

   The Bank and the Company entered into a Deferred Compensation and Stock Purchase Agreement (the "Agreement") with Mr. Gregg in 1986, which is substantially similar to Mr. Jones' Continuation Agreement except as described herein. The annual retirement benefits for Mr. Gregg are $70,000 per year but for only thirteen (13) years following retirement. Mr. Gregg is fully vested in his benefits and has already passed the retirement age specified in the Agreement, so he will receive his full benefits regardless of the circumstances under which he may leave the employ of the Company. The cost of making payments under the Agreement was fully accrued for as of December 31, 1998, however, mortality costs continue to be recognized on the life insurance policy. Upon death, the proceeds from the insurance policy will be used by the Company to purchase shares of the Company's stock owned by Mr. Gregg's family trust, at a purchase price equal to the average sales price of the stock for three months prior to the time of death. The amounts accrued by the Bank for Mr. Gregg and Mr. Jones, as well for mortality costs recognized on the life insurance policies for 1998, 1997 and 1996 are set forth in the Summary Compensation Table above (see "Executive Compensation" herein).
--------
(1) Exercise price per share is equivalent to the market price per share on the date of grant, as determined by the Board of Directors of the Company, based upon trades in the Common Stock known to the Company, and opening and closing prices quoted on the Nasdaq Stock Market concerning the Company's Common Stock.

                      REPORT OF THE COMPENSATION COMMITTEE

Compensation Philosophy

   Compensation for the Company's and the Bank's executive officers, as well as other middle management officers and business development officers is comprised of a competitive base salary and offers incentive compensation if established performance measures are achieved. Incentive compensation may consist of direct bonus payments to individuals, Company-wide profit sharing through the ESOP and 401(k), and long-term compensation in the form of stock options. The Company's philosophy is that incentive compensation based upon individual and/or group performance will encourage high performance, enhancing the profitability of the Company, and thus shareholder value, by aligning the financial interests of the Company's management with those of its shareholders.

   The Compensation Committee (the "Committee") has developed compensation programs which integrate the compensation of the executive officers with the Company's annual and long-term performance goals. These programs are designed to recognize achievement and to assist the Company in attracting and retaining qualified executives. Annual base salaries are generally set at competitive levels based upon a review of the executive compensation at similar sized financial institutions (based upon the review of several published executive salary survey's available) with executive incentive pay based upon the achievement of annual goals in the areas of profitability, cost control and productivity, loan volume and growth, credit quality and other relevant performance criteria. Goals in these areas, tailored to individual executives or business units, are established at the beginning of each fiscal year. For the longer term, incentive stock options may be awarded by the Company. As a result of the emphasis the Company places on tying the executive officers incentive compensation to the Company's performance, in any particular year the total compensation of the Company's executives may be more or less than that of the Company's competitors, depending on the performance of the Company or its individual business units.

Compensation of the Chief Executive Officer

   In determining the Chief Executive Officer's compensation for 1998, the Compensation Committee considered all of the factors discussed above. The Chief Executive Officer's maximum bonus is determined by a sliding scale formula which awards a maximum bonus of 100% of base salary at a return on equity of 20.0% or greater and no bonus at a return on equity of 10.0% or less. Additionally, the Committee considered various subjective performance criteria, such as the overall performance of the Company compared to plan, the performance of the Chief Executive Officer in comparison to specific management objectives and the Company's performance as compared to its peers in Southern California.

   The Committee considered the factors stated above in arriving at the award of 1998 bonus compensation for the Chief Executive Officer as shown in the Summary Compensation Table. The bonus compensation for 1998 and 1997 reflects the improved profitability of the Company, improved asset quality and improved regulatory evaluations of the Company and the Bank.

                                          COMPENSATION COMMITTEE

                                          Ronald K. Goode, Chairman
                                          Alan P. Chamberlain
                                          G. Bruce Dunn
                                          James M. Gregg
                                          Clarence R. Smith

                         STOCK PRICE PERFORMANCE GRAPH

   Set forth below is a line graph depicting the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock assuming an investment of $100 on December 31, 1993 with the cumulative total return of the Nasdaq Stock Market Index and a compiled peer group(/1/) for the period of five fiscal years commencing December 31, 1993 and ended December 31, 1998(/2/).

   This graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

               Cumulative Total Shareholder Return of the Company
                 Compared with Performance of Selected Indexes


         [LINE GRAPH APPEARS HERE DEPICTING THE DATA SET FORTH BELOW]

              12/31/93  12/31/94  12/31/95  12/31/96  12/31/97  12/31/98

The Company    100.00    140.00    169.95    356.94    740.74    613.43
Nasdaq         100.00     97.75    138.26    170.01    208.28    293.21
Peer Group     100.00    107.90    145.61    189.07    327.00    292.84


--------
(1)  Source: SNL Securities, L.P. $250-$500 Million Bank Asset-Size Index.

(2) Assumes $100 invested on December 31, 1992 in the Company's Common Stock assuming the reinvestment of dividends.

Director Compensation

   Directors of the Company were not paid any fees or other remuneration during 1998. However, all directors of the Company are also directors of the Bank. Directors of the Bank were paid fees of $1,250 per meeting for attendance at monthly and special Bank Board meetings during 1998. In addition, non-salaried directors receive $100 for attendance at each meeting of a Board committee of which they are a member except for members of the loan committee who receive $200 for attendance at each committee meeting. Directors may also receive an annual retainer of $3,000 or stock options provided they have attended a minimum of 10 out of 12 regularly scheduled board meetings. In 1998, directors Gregg, Goode, Port and Stone received $3,000 as a retainer and directors Jones, Chamberlain, Dunn, Smith and Wohlford were granted stock options in lieu of a retainer. Each of these directors was granted options to purchase 727 shares at $12.38 per share which vest 20% per year until fully vested in five years. Information concerning all stock options granted to and held by Messrs. Gregg and Jones, who are also Named Executive Officers, are set forth in the tables on pages 6 and 7 herein.

Certain Transactions

   Some of the directors, officers and principal stockholders of the Company and the Bank and the companies with which they are associated have financial dealings with, are customers of, and have had banking transactions with the Bank in the ordinary course of the Bank's business since January 1, 1998, and the Bank expects to have such transactions in the future. All loans and commitments to lend included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and, in the opinion of Management of the Bank, did not involve more than a normal risk of collectibility or present other unfavorable features.

                      SELECTION OF INDEPENDENT ACCOUNTANTS

   The Board of Directors has not yet solicited proposals for an independent accountant for the current fiscal year and consequently, none has yet been selected. The Company's financial statements for the fiscal year ended December 31, 1998 were audited by Price Waterhouse, LLP. It is anticipated that a representative or representatives of Price Waterhouse, LLP will be present at the meeting, will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions from shareholders. All professional services rendered by Price Waterhouse, LLP during 1998 were furnished at customary rates and terms.

                           PROPOSALS OF SHAREHOLDERS

   Under certain circumstances, shareholders are entitled to present proposals at shareholder meetings. Any such proposal concerning the Company's 2000 Annual Meeting of Shareholders must be submitted by a shareholder prior to December 10, 1999 in order to qualify for inclusion in the proxy materials relating to such meeting. The submission by a shareholder of a proposal does not guarantee that it will be included in such materials. Shareholder proposals are subject to certain regulations under the federal securities laws.

   The persons named as proxy holders for the 2000 Annual Meeting of Shareholders will have discretionary authority to vote on any shareholder proposal which is not included in the Company's proxy materials for the meeting, unless the Company receives notice of the proposal by February 24, 1999. If proper notice is received by that date, the proxy holders will not have discretionary voting authority with respect to the proposal except as provided in the federal regulations governing shareholder proposals.

                         ANNUAL REPORT TO SHAREHOLDERS

   Together with this Proxy Statement, the Company has distributed to each of its shareholders the Annual Report to Shareholders for the year ended December 31, 1998, including audited consolidated financial statements, but such report is not incorporated in this proxy and is not deemed to be a part of the proxy solicitation material.

                                 OTHER MATTERS

   Management does not know of any matters to be presented to the Meeting other than those set forth above. However, if other matters properly come before the Meeting, it is the intention of the persons named in the accompanying Proxy to vote said Proxy in accordance with the recommendations of the Board of Directors, and authority to do so is included in the Proxy.

                           ANNUAL REPORT ON FORM 10-K

   The Company will provide free of charge to any shareholder hereby solicited, upon written request to Burnet F. Wohlford, Secretary of the Company, at 444 South Escondido Boulevard, Escondido, California 92025, a copy of the Company's 1998 Annual Report on Form 10-K including financial statements (but without exhibits) filed with the Securities and Exchange Commission. If a shareholder desires copies of the exhibits to the report, they will be provided upon payment by the shareholder of the cost of furnishing the exhibits.

   DATED: May 10, 1999

                                          NORTH COUNTY BANCORP

                                          /s/ JAMES M. GREGG
                                          -------------------------------------
                                          James M. Gregg
                                          Chairman of the Board and
                                          Chief Executive Officer


IT IS VERY IMPORTANT THAT EVERY SHAREHOLDER VOTE. WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. IF YOU DO ATTEND THE MEETING, YOU MAY THEN WITHDRAW YOUR PROXY. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE.

                              NORTH COUNTY BANCORP
                         444 South Escondido Boulevard
                          Escondido, California 92025

                                   APPENDIX A

                              NORTH COUNTY BANCORP

   The undersigned shareholder(s) of North County Bancorp (the "Company") hereby nominates, constitutes and appoints Clarence R. Smith, James M. Gregg and Burnet F. Wohlford , and each of them, the attorney, agent and proxy of the undersigned, with full power of substitution, to vote all stock of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at North County Bank, 444 South Escondido Boulevard, Escondido, California 92025 on Wednesday, June 16, 1999 at 5:30 p.m. local time, and any and all adjournment or adjournments thereof, as fully and with the same force and effect as the undersigned might or could do if personally present thereat as directed on the reverse side. The proposals herein have been proposed by the Company.

   The Board of Directors recommends a vote of "Authority Given" for Proposal
1. The proxy confers authority to and shall be voted "Authority Given" for Proposal 1 unless "Withhold Authority" or other instructions are indicated, in which case the Proxy shall be voted in accordance with such instructions. If matters to which the persons making this solicitation do not know, a reasonable time before the solicitation, are presented at the meeting, this Proxy shall be voted in accordance with the recommendations of a majority of the Board of Directors.

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                   AND MAY BE REVOKED PRIOR TO ITS EXERCISE.
                        (To be signed on reverse side.)

[_] Please mark your votes as in this example

                                                     Nominees: Alan P.
                                                               Chamberlain
                                                               G. Bruce Dunn
                          Authority Withhold                   Ronald K. Goode
                            Given   Authority                  James M. Gregg
                                                               Rodney D. Jones
1. Election of Directors     [_]       [_]                     Jack Port
Authority given, except vote withheld from                     Clarence R.
the following nominee(s):                                      Smith
                                                               Raymond V.
---------------------------------------                        Stone
                                                               Burnet F.
---------------------------------------                        Wohlford
---------------------------------------
---------------------------------------

2. To transact such other business as may properly come before the Meeting and any adjournment or adjournments thereof. Management at present knows of no other business to be presented by or on behalf of the Company or its Board of Directors at the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD USING THE ENCLOSED ENVELOPE.



---------------------------------  ---------------------------------  -------------------
(Please Print Name)                (Signature of Shareholder)         (Date)

---------------------------------  ---------------------------------  -------------------
(Please Print Name)                (Signature of Shareholder)         (Date)

Note: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

                                   APPENDIX F

                               ----------------

                        NORTH COUNTY BANCORP'S FORM 10-Q
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                   FORM 10-Q

  (Mark One)

    [X]QUARTERLY REPORT PURSUANT SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
       For the quarterly period ended September 30, 1999

    [_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
       THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from      to

                         Commission file number 0-10627

                               ----------------

                              NORTH COUNTY BANCORP
             (Exact name of registrant as specified in its charter)

                   California                                      95-3669135
 (State or other jurisdiction of incorporation
               or organization)                      (I.R.S. Employer Identification Number)
     444 S. Escondido Boulevard, Escondido,
                   California                                        92025
   (Address of principal executive offices)                        (Zip Code)

                                 (760) 743-2200
               Registrant's telephone number, including area code

                               ----------------

   (Former name, former address and former fiscal year, if changed since last report)

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

   As of November 10, 1999 the Registrant had 5,120,668 shares of no par value common stock issued and outstanding.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              NORTH COUNTY BANCORP

                                                                           Page
                                                                           ----
                         PART I FINANCIAL INFORMATION

 Item 1. Financial Statements

         Consolidated Balance Sheet--
          September 30, 1999 and December 31, 1998......................    F-3

         Consolidated Statement of Income--
          Three Months Ended and Nine Months Ended September 30, 1999
          and 1998......................................................    F-4

         Consolidated Statement of Cash Flows--
          Nine Months Ended September 30, 1999 and 1998.................    F-5

         Consolidated Statement of Stockholders' Equity--
          Nine Months Ended September 30, 1999 and 1998.................    F-6

         Notes to Consolidated Financial Statements.....................    F-7

 Item 2. Management's Discussion and Analysis of Financial Condition and
          Results of Operations.........................................    F-8

 Item 3. Quantitative and Qualitative Disclosure About Market Risk......   F-18

                           PART II OTHER INFORMATION

 Item 6. Exhibits and Reports on Form 8-K...............................   F-19

                              NORTH COUNTY BANCORP

                         Part I--Financial Information

Item 1. Financial Statements

                           CONSOLIDATED BALANCE SHEET
                                 (In thousands)

                                           September 30, 1999 December 31, 1998
                                           ------------------ -----------------
                                              (Unaudited)
                  ASSETS
                  ------
Cash and cash equivalents:
  Cash and due from banks.................      $ 27,441          $ 26,885
  Federal funds sold......................         3,000            17,000
                                                --------          --------
                                                  30,441            43,885
Investment securities:
  Available for sale......................        18,458            17,193
  Held to maturity........................        17,532            26,628
Loans.....................................       261,417           237,702
  Less: Allowance for loan and lease
   losses.................................         3,535             3,592
                                                --------          --------
                                                 257,882           234,110
Other real estate owned...................            94               374
Premises and equipment, net...............        10,107            10,013
Accrued interest receivable and other
 assets...................................         5,754             5,210
                                                --------          --------
                                                $340,268          $337,413
                                                ========          ========
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------
Deposits:
  Noninterest-bearing.....................      $104,801          $100,465
  Interest-bearing........................       196,383           202,594
                                                --------          --------
                                                 301,184           303,059
Accrued expenses and other liabilities....         2,835             2,416
Federal funds purchased and U.S. Treasury
 demand note..............................         2,130             1,551
Capital lease obligation..................           362               387
                                                --------          --------
    Total liabilities.....................       306,511           307,413
                                                --------          --------
Stockholders' equity:
  Common stock, no par value, authorized
   10,000,000 shares; outstanding shares
   5,120,668 in 1999 and 4,868,906 in
   1998...................................        19,897            19,127
  Retained earnings.......................        13,946            10,834
  Accumulated other comprehensive income..           (86)               39
                                                --------          --------
    Total stockholders' equity............        33,757            30,000
                                                --------          --------
                                                $340,268          $337,413
                                                ========          ========

          See accompanying notes to consolidated financial statements.

                              NORTH COUNTY BANCORP

                        CONSOLIDATED STATEMENT OF INCOME
                (Unaudited, in thousands except per share data)

                                         Three Months Ended   Nine Months Ended
                                            September 30,       September 30,
                                         ------------------- -------------------
                                           1999      1998      1999      1998
                                         --------- --------- --------- ---------
Interest income:
  Interest and fees on loans...........  $   6,188 $   5,831 $  17,728 $  17,016
  Investment securities................        515       458     1,645     1,306
  Federal funds sold...................        164       301       671       513
  Deposits with other financial
   institutions........................         15        64        31        64
                                         --------- --------- --------- ---------
    Total interest income..............      6,882     6,654    20,075    18,899
                                         --------- --------- --------- ---------
Interest expense:
  Deposits.............................      1,473     1,655     4,594     4,528
  Federal funds purchased and U.S.
   Treasury demand note................         13        15        37        35
  Long term debt.......................         14        14        40        43
                                         --------- --------- --------- ---------
    Total interest expense.............      1,500     1,684     4,671     4,606
                                         --------- --------- --------- ---------
      Net interest income..............      5,382     4,970    15,404    14,293
Provision for loan losses..............        100       594       300     1,634
                                         --------- --------- --------- ---------
Net interest income after provision for
 loan losses...........................      5,282     4,376    15,104    12,659
Other income...........................      1,683     1,728     4,573     5,470
Other expense..........................      5,301     3,905    14,354    12,324
                                         --------- --------- --------- ---------
Income before income taxes.............      1,664     2,199     5,323     5,805
                                         --------- --------- --------- ---------
Provision for income taxes.............        704       980     2,211     2,447
                                         --------- --------- --------- ---------
Net income.............................  $     960 $   1,219 $   3,112 $   3,358
                                         ========= ========= ========= =========
Basic earnings per share...............  $    0.19 $    0.25 $    0.64 $    0.69
                                         ========= ========= ========= =========
Diluted earnings per share.............  $    0.19 $    0.24 $    0.62 $    0.66
                                         ========= ========= ========= =========
Average common shares outstanding......  4,930,871 4,868,906 4,897,896 4,868,906
                                         ========= ========= ========= =========
Diluted average common shares
 outstanding...........................  4,979,053 5,055,005 5,053,620 5,057,495
                                         ========= ========= ========= =========



          See accompanying notes to consolidated financial statements.

                              NORTH COUNTY BANCORP

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           (Unaudited, in thousands)

                                                                Nine Months
                                                                   Ended
                                                               September 30,
                                                              ----------------
                                                               1999     1998
                                                              -------  -------
Cash flows from operating activities:
  Net income................................................. $ 3,112  $ 3,358
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization of:
      Office property and equipment..........................   1,094      832
      Deferred loan fees and costs, net......................    (542)    (606)
      Investment premiums and discounts, net.................      25      170
      Other..................................................      56       26
    Gain on sale of other real estate owned..................     (76)    (383)
    Provision for loan and lease losses......................     300    1,634
    Increase in interest receivable..........................    (114)    (265)
    (Decrease) increase in taxes payable.....................    (146)      46
    Increase (decrease) in accrued expenses..................     315     (133)
    Increase in interest payable.............................     103      201
    Other, net...............................................    (464)      14
                                                              -------  -------
      Net cash provided by operating activities..............   3,663    4,894
Cash flows from investing activities:
  Proceeds from sales and maturities of investment
   securities................................................  30,582   11,280
  Purchase of investment securities.......................... (22,775) (15,923)
  Net increase in loans...................................... (23,556) (17,287)
  Purchase of premises and equipment.........................  (1,189)  (1,903)
  Proceeds from sale of other real estate owned..............     381    1,322
                                                              -------  -------
      Net cash used in investing activities.................. (16,557) (22,511)
Cash flows from financing activities:
  Cash payments on notes payable and capital lease
   obligations...............................................     (25)     (10)
  Net (decrease) increase in deposits........................  (1,875)  40,829
  Net increase (decrease) in short term borrowings...........     580      (73)
  Cash proceeds from exercise of stock options...............     770      --
                                                              -------  -------
      Net cash (used in) provided by financing activities....    (550)  40,746
                                                              -------  -------
Net (decrease) increase in cash and cash equivalents......... (13,444)  23,129
Cash and cash equivalents at beginning of year...............  43,885   28,262
Cash and cash equivalents at end of period................... $30,441  $51,391
                                                              =======  =======
Disclosures:
  Total interest paid........................................ $ 4,568  $ 4,405
                                                              =======  =======
  Total taxes paid........................................... $ 2,378  $ 2,370
                                                              =======  =======
  Foreclosed real estate loans............................... $    26  $   316
                                                              =======  =======

          See accompanying notes to consolidated financial statements.

                              NORTH COUNTY BANCORP

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (Unaudited, dollars in thousands)

                            Common Stock              Accumulated Other     Total
                          ----------------- Retained    Comprehensive   Stockholders'
                           Shares   Amount  Earnings       Income          Equity
                          --------- ------- --------  ----------------- -------------
Balance December 31,
 1997...................  4,637,290 $16,058 $ 9,137         $ (2)          $25,193
Five percent stock
 dividend including cash
 for fractional shares..    231,616   3,069  (3,072)                            (3)
Comprehensive income:
Unrealized holding gain
 on available for sale
 securities, net of tax
 of $70.................                                      87                87
Net income..............                      3,358                          3,358
  Total comprehensive
   income...............                                                     3,445
                          --------- ------- -------         ----           -------
Balance September 30,
 1998...................  4,868,906  19,127   9,423           85            28,635
Comprehensive income:
  Unrealized holding
   gain on available for
   sale securities, net
   of tax of $(37)......                                     (46)              (46)
Net income..............                      1,411                          1,411
  Total comprehensive
   income...............                                                     1,365
                          --------- ------- -------         ----           -------
Balance December 31,
 1998...................  4,868,906  19,127  10,834           39            30,000
Exercise of stock
 options................    251,762     770                                    770
Comprehensive income:
  Unrealized holding
   loss on available for
   sale securities, net
   of tax of $101.......                                    (125)             (125)
Net income..............                      3,112                          3,112
  Total comprehensive
   income...............                                                     2,987
                          --------- ------- -------         ----           -------
Balance September 30,
 1999...................  5,120,668 $19,897 $13,946         $(86)          $33,757
                          ========= ======= =======         ====           =======


          See accompanying notes to consolidated financial statements.

                              NORTH COUNTY BANCORP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

Note 1. Basis of Presentation

   The accompanying financial information has been prepared in accordance with the Securities and Exchange Commission rules and regulations for quarterly reporting and therefore does not necessarily include all information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. This information should be read in conjunction with the Company's Annual Report on Form 10K for the year ended December 31, 1998.

   Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year. In the opinion of management, the unaudited financial information for the three and Nine Months ended September 30, 1999 and 1998, reflect all adjustments, consisting only of normal recurring accruals and provisions, necessary for a fair presentation thereof.

Note 2. Earnings Per Share

   Basic earnings per share (EPS) represents net income divided by the weighted average common shares outstanding during the period adjusted retroactively for stock dividends. Diluted EPS gives effect to all potential issuances of common stock that would have caused basic EPS to be lower as if the issuance had already occurred. The calculation of diluted EPS assumes the issuance of common stock upon the conversion of stock options of 48,182 and 186,099 shares for the three months ended September 30, 1999 and 1998, respectively, and 155,724 and 188,589 shares for the nine months ended September 30, 1999 and 1998, respectively.

Note 3. Acquisition

   On September 29, 1999, the Company signed a definitive agreement to be acquired by Wells Fargo & Company ("Wells Fargo") subject to customary conditions for similar acquisitions. In the proposed transaction, Wells Fargo will issue a total of approximately $112 million of its common stock in exchange for all of the issued and outstanding shares of the Company. It is expected that the acquisition will be completed in the first quarter of 2000.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

   North County Bancorp (the "Company") has one wholly owned subsidiary, North County Bank (the "Bank"). North County Bank's operations are the only significant operations of the Company. The accompanying financial information should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

   Statements contained in this Report on Form 10-Q that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company's expectations, intentions, beliefs or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date thereof, and the Company assumes no obligation to update any such forward-looking statements. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements. Factors that could cause actual results to differ materially from those in such forward-looking statements include general economic conditions, particularly in the Company's market areas, changes in prevailing interest rates, competitive products and pricing, inflation, credit and other risks of lending and investment activities, fiscal and monetary policies of the U.S. and other governments, regulations affecting financial institutions, and other risks and uncertainties affecting the Company's operations and personnel.

                             RESULTS OF OPERATIONS

Summary

   The Company reported earnings of $3,112,000 or $0.62 per diluted share for the nine months ended 1999, a decrease of $246,000 compared to net income of $3,358,000 or $0.66 per diluted share for the same period of 1998. The annualized return on average assets and average stockholders' equity declined to 1.21% and 13.04%, respectively, for the first nine months of 1999, from 1.50% and 16.57%, respectively, for the corresponding 1998 period. A comparison of third quarter results for 1999 and 1998 indicates a $259,000 decline in earnings to $960,000 or $0.19 per diluted share from $1,219,000 or $0.24 per diluted share last year. Third quarter earnings produced annualized return on average assets and average stockholders' equity of 1.11% and 11.62%, respectively, in 1999, compared to 1.53% and 17.27% respectively, in 1998. Several factors contributed to lower earnings in 1999 compared to 1998. A decline in the Company's net interest margin, primarily due to lower loan yields, a lower volume of loan sales in 1999, and expenses incurred as a result of the planned merger with Wells Fargo. These factors were partially offset by a decrease in the provision for loan and lease losses due to several elements, including improved asset quality, a lower net charge off ratio, as well as loan growth this year being generated primarily by well collateralized SBA and commercial real estate loans.

Net Interest Income

   Net interest income, the principal source of income for the Company, is interest and fees earned on loans and investments less the interest paid on deposits and borrowings. Analysis of the Company's net interest income and average balance sheet levels for the three and nine month periods are presented in Tables One and Two. Primary factors affecting the level of net interest income include increases or decreases in the average balances (volume) of interest-earning assets and interest-bearing liabilities, increases or decreases in the average rates earned and paid on these assets and liabilities, the Company's ability to manage its earning asset portfolio and the availability of particular sources of funds. The changes in net interest income between the three months and nine months ended September 30, 1999 and 1998 are analyzed in Table Three.

Table One--Three Month Analysis of Net Interest Income
(Dollars in Thousands)

   This table presents an analysis of net interest income and average balance sheet levels for the third quarter of 1999 and 1998.

                                    Three Months Ended September 30,
                          -----------------------------------------------------
                                     1999                       1998
                          -------------------------- --------------------------
                                   Interest Average           Interest Average
                          Average  Income/   Rate/   Average  Income/   Rate/
                          Balance  Expense  Yield(1) Balance  Expense  Yield(1)
                          -------- -------- -------- -------- -------- --------
         ASSETS
         ------
Interest-earning assets:
  Loans (2).............  $256,222  $6,188    9.58%  $222,592  $5,831   10.39%
  Investment securities
   (3)..................    36,593     515    5.59     32,296     458    5.62
  Federal funds sold....    12,852     164    5.08     22,138     301    5.40
  Interest-bearing
   deposits.............     1,144      15    4.88      4,615      64    5.46
  Total earning assets..   306,811   6,882    8.90    281,641   6,654    9.37
                          --------  ------   -----   --------  ------   -----
Noninterest-earning
 assets:
  Cash and due from
   banks................    27,448                     24,009
  Premises and
   equipment, net.......     9,877                      9,749
  Other assets..........     5,790                      6,992
  Total noninterest-
   earning assets.......    43,115                     40,750
                          --------                   --------
Less allowance for loan
 and lease losses.......     3,566                      3,613
                          --------                   --------
    Total assets........  $346,360                   $318,778
                          ========                   ========
  LIABILITIES AND STOCKHOLDERS'
              EQUITY
  -----------------------------
Interest-bearing
 liabilities:
  Deposits:
    Interest-bearing
     demand.............  $ 46,744     150    1.28   $ 42,461     144    1.35
    Savings.............    90,069     621    2.73     81,980     667    3.23
    Time................    65,983     702    4.22     66,089     844    5.07
  Other short term
   borrowings...........     1,242      13    4.13        865      15    6.54
  Capital lease.........       364      14   15.40        406      14   13.95
  Total interest-bearing
   liabilities..........   204,402   1,500    2.91    191,801   1,684    3.48
                                    ------   -----             ------   -----
Noninterest-bearing
 liabilities:              106,337                     95,839
  Demand deposits.......     2,566                      2,920
                          --------                   --------
  Other liabilities.....   313,305                    290,560
  Total liabilities.....    33,055                     28,218
Stockholders' equity....  $346,360                   $318,778
                          --------                   --------
Total liabilities and
 stockholders' equity...
Net interest income.....            $5,382                     $4,970
                                    ------                     ------
Net interest spread
 (4)....................                      5.99%                      5.89%
                                             =====                      =====
Net interest margin
 (5)....................                      6.96%                      7.00%
                                             =====                      =====

--------
(1) Yields are not presented on a tax equivalent basis as the effects are not material.
(2) Nonaccrual loans are included in the daily average loan amounts outstanding.
(3) The average balance sheet amounts and yields on available for sale debt securities are based on the average of historical amortized cost balances.
(4) Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(5) Represents net interest income as a percentage of average interest-earning assets.

Table Two--Nine Month Analysis of Net Interest Income
(Dollars in Thousands)

   This table presents an analysis of net interest income and average balance sheet levels for the first nine months of 1999 and 1998.

                                    Nine Months Ended September 30,
                          ----------------------------------------------------
                                    1999                       1998
                          -------------------------  -------------------------
                                   Interest Average           Interest Average
                          Average  Income/   Rate/   Average  Income/   Rate/
                          Balance  Expense  Yield(1) Balance  Expense  Yield(1)
                          -------- -------- -------  -------- -------- -------
         ASSETS
         ------
Interest-earning assets:
  Loans (2).............  $245,075 $17,728    9.67%  $219,199 $17,016   10.38%
  Investment securities
   (3)..................    39,342   1,645    5.59     30,463   1,306    5.73
  Federal funds sold....    18,564     671    4.83     12,668     513    5.42
  Interest-bearing
   deposits.............       836      31    5.00      1,538      64    5.52
                          -------- -------   -----   -------- -------   -----
  Total earning assets..   303,817  20,075    8.83    263,868  18,899    9.58
Noninterest-earning
 assets:
  Cash and due from
   banks................    26,876                     22,633
  Premises and
   equipment, net.......     9,908                      9,140
  Other assets..........     6,145                      6,919
                          --------                   --------
  Total noninterest-
   earning assets.......    42,929                     38,692
Less allowance for loan
 and lease losses.......     3,613                      3,403
    Total assets........  $343,133                   $299,157
                          ========                   ========
         LIABILITIES AND
      STOCKHOLDERS' EQUITY
----------------------------------
Interest-bearing
 liabilities:
  Deposits:
    Interest-bearing
     demand.............  $ 45,475     417    1.23   $ 40,868     413    1.35
    Savings.............    87,229   1,754    2.69     79,440   1,956    3.29
    Time................    72,454   2,423    4.47     56,838   2,159    5.08
  Other short term
   borrowings...........     1,258      37    3.90        928      35    4.99
  Capital lease.........       373      40   14.48        410      43   14.23
                          -------- -------   -----   -------- -------   -----
  Total interest-bearing
   liabilities..........   206,789   4,671    3.02    178,484   4,606    3.45
Noninterest-bearing
 liabilities:
  Demand deposits.......   102,063                     90,963
  Other liabilities.....     2,454                      2,695
  Total liabilities.....   311,306                    272,142
Stockholders' equity....    31,827                     27,015
                          --------                   --------
Total liabilities and
 stockholders' equity...  $343,133                   $299,157
                          ========                   ========
Net interest income.....           $15,404                    $14,293
                                   =======                    =======
Net interest spread
 (4)....................                      5.81%                      6.13%
                                             =====                      =====
Net interest margin
 (5)....................                      6.78%                      7.24%
                                             =====                      =====

--------
(1) Yields are not presented on a tax equivalent basis as the effects are not material.
(2) Nonaccrual loans are included in the daily average loan amounts outstanding.
(3) The average balance sheet amounts and yields on available for sale debt securities are based on the average of historical amortized cost balances.
(4) Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(5) Represents net interest income as a percentage of average interest-earning assets.

Table Three-Changes in Net Interest Income
(Dollars in thousands)

   This table sets forth information regarding changes in net interest income for the three and nine month periods ended September 30, 1999 and 1998. The changes for each major category of interest income and interest expense are divided between the portion of change attributable to the variance in average balances (volume) or average rates for that category. The amount of change that cannot be separated is allocated to each variance proportionately. Nonaccrual loans are included in average balances for these computations. The table is not presented on a tax equivalent basis as the effects are not material.

                          Three Months Ended September 30,        Nine Months Ended September 30,
                                    1999 vs. 1998                          1999 vs. 1998
                          ------------------------------------   -----------------------------------
                            Volume        Rate        Total        Volume       Rate        Total
                          -----------  -----------  ----------   ----------- -----------  ----------
Earning assets--Interest
 income:
  Loans.................   $      836  $      (479) $      357   $    1,922  $    (1,210) $      712
  Investment
   securities...........           60           (3)         57          372          (33)        339
  Federal funds sold....         (120)         (17)       (137)         218          (60)        158
  Interest-bearing
   deposits.............          (43)          (6)        (49)         (27)          (6)        (33)
                           ----------  -----------  ----------   ----------  -----------  ----------
    Total...............          733         (505)        228        2,485       (1,309)      1,176
                           ----------  -----------  ----------   ----------  -----------  ----------
Deposits and borrowed
 funds--
Interest expense:
  Interest-bearing
   demand deposits......           14           (8)          6           44          (40)          4
  Savings deposits......           62         (108)        (46)         180         (382)       (202)
  Time deposits.........           (1)        (141)       (142)         544         (280)        264
  Other short term
   borrowings...........            4           (6)         (2)          11           (9)          2
  Capital lease.........           (1)           1         --            (4)           1          (3)
                           ----------  -----------  ----------   ----------  -----------  ----------
    Total...............           78         (262)       (184)         775         (710)         65
                           ----------  -----------  ----------   ----------  -----------  ----------
Change in net interest
 income.................   $      655  $      (243) $      412   $    1,710  $      (599) $    1,111
                           ==========  ===========  ==========   ==========  ===========  ==========

   Net interest income for the first nine months of 1999 compared to 1998 increased $1.1 million or 8% to $15.4 million from $14.3 million. An increase of $39.9 million or 15% in average earning assets and a 12% reduction in the average rate paid on interest-bearing liabilities (down 43 basis points) were principal reasons for the increase in net interest income, but were partially offset by a 8%, or 75 basis points, reduction in the yield on earning assets. During the first nine months, interest income increased $1.2 million or 6% to $20.1 million in 1999 from $18.9 million in 1998. The growth in average earning assets was led by loans which increased $25.9 million or 12% to $245.1 million for the first nine months of 1999 from $219.2 million for the same 1998 period. Interest and fees on loans increased $712,000 or 4% to $17.7 million in 1999 from $17.0 million in 1998. The effect of the increase in loan volume on interest income was partially countered by a decrease in the average yield on loans to 9.67% from 10.38% primarily due to the 75 basis point decline in the prime lending rate during the last half of 1998. The recent increases in the prime lending rate will improve loan yields during the last quarter of 1999. Deposit growth outpaced loan growth in the last half of 1998, constraining the net yield on earning assets as excess funds were invested in lower yielding short-term investments and Fed funds. Average investment securities and Fed funds sold for the first nine months of 1999 increased $8.9 million and $5.9 million, respectively, over the corresponding period in 1998, and contributed $339,000 and $158,000, respectively, to the increase in interest income. The net interest margin (net interest income as a percentage of average interest-earning assets) was 6.78% and 7.24% for the nine months ended September 30, 1999 and 1998, respectively.

   Interest expense, increased only 1% or $65,000 for the first nine months of 1999 compared to the corresponding period in 1998, due to a decline in interest paid on deposits. Average interest-bearing deposits for the first nine months of 1999 increased $28.1 million or 16% to $205.2 million at an average rate of 2.99% compared to $177.1 million at an average rate of 3.42% for the same 1998 period. Time deposit interest expense increased $264,000 to $2.4 million in 1999 from $2.2 million last year due to growth of $15.6 million in average balances partially offset by a decline in the average rate paid on these deposits to 4.47% in 1999 from 5.08% in 1998. The decrease in rates paid on deposits is attributable to government easing of short term interest rates and the Company generally lowering interest rates to limit time deposit growth as well as lower the related interest expense. During this same period the average rate paid on savings accounts (including money market accounts) decreased to 2.69% on average balances of $87.2 million in 1999 from an average rate of 3.29% on balances of $79.4 million last year. Interest expense related to savings deposits decreased $202,000 to $1.8 million in the first nine months of 1999 compared to $2.0 million for the same period last year. The average rates paid on total interest-bearing liabilities were 3.02% and 3.45% for the first nine months of 1999 and 1998, respectively.

   Net interest income for the third quarter of 1999 increased $412,000 or 8% to $5.4 million from $5.0 million for the third quarter of 1998. Interest income increased $228,000 or 3% to $6.9 million in 1999 from $6.7 million last year. Third quarter average loans increased 15% or $33.6 million to $256.2 million in 1999 from $222.6 million last year, but at significantly lower yields, 9.58% compared to 10.39%. A recent increase in the prime lending rate should improve the loan yield in the fourth quarter. Third quarter income on Fed funds sold decreased $137,000 due to a decline of $9.3 million or 42% in average balances from the third quarter of 1998, as current year loan growth was able to absorb excess funds that were previously invested in Fed funds. Third quarter interest expense decreased $184,000 or 11% in 1999 due to a decrease in the average rate paid on interest-bearing deposits to 2.88% on average balances of $202.8 million in 1999, from 3.45% on $190.5 million in 1998. The net interest margin was 6.96% and 7.00% for the three months ended September 30, 1999 and 1998, respectively.

Provision for Loan and Lease Losses

   The provision for loan and lease losses for the nine months ended September 30, 1999 was $300,000 compared to $1.6 million for the corresponding 1998 period. The amount of the provision reflects management's judgement as to the adequacy of the reserve for loan and lease losses and is generally determined by the periodic review and assessment of the overall risk in the loan portfolio, the Company's loan loss experience, and current and expected economic conditions. The lower current year provision is based on improvement in the credit quality of the Company's loan portfolio, particularly as related to the Title I loan portfolio, as well as loan growth this year being generated primarily by lower risk, well collateralized SBA and commercial real estate loans. The provision for loan and lease losses during the first nine months of 1998 reflected a provision of $640,000 compared to $0 in 1999 to supplement the Company's Title I HUD reserve due to potential losses in the Title I portfolio at that time. As presented in Table Four, net charge offs decreased to $357,000 in 1999 from $866,000 for the first nine months of 1998. The allowance for loan and lease losses represented 1.35% and 1.77% of total gross loans at September 30, 1999 and 1998, respectively.

   The provision for loan and lease losses for the three months ended September 30, 1999 was $100,000 compared to $594,000 for the third quarter of 1998. The provision for loan and lease losses during the third quarter of 1998 reflected a provision of $150,000 compared to $0 in 1999 to supplement the Company's Title I HUD reserve.

Table Four--Allowance and Provision for Loan and Lease Losses
(Dollars in thousands)

   This table summarizes loan balances at the end of each period and daily averages during the period, changes in the allowance for loan and lease losses arising from loan charge-offs and recoveries, additions to the allowance which have been charged to operating expense, and certain ratios relating to the allowance for loan losses.

                                              Nine Months Ended September 30,
                                                   1999             1998
                                              ---------------  ---------------
BALANCES:
  Average loans during the period............ $       245,075  $       219,199
  Loans at the end of period.................         261,417          227,702
ALLOWANCE FOR LOAN AND LEASE LOSSES:
  Balance at beginning of period.............           3,592            3,268
  Actual charge-offs:
    Commercial loans.........................             144              283
    Installment and consumer loans...........             405              911
                                              ---------------  ---------------
      Total..................................             549            1,194
  Recoveries on loans previously charged off:
    Residential real estate loans............               9              --
    Commercial real estate loans.............             --               135
    Commercial loans.........................              68               92
    Installment and consumer loans...........             115              101
                                              ---------------  ---------------
      Total..................................             192              328
  Net loan charge-offs.......................             357              866
  Provision for loan and lease losses........             300            1,634
                                              ---------------  ---------------
  Balance at end of period................... $         3,535  $         4,036
                                              ---------------  ---------------
RATIOS:
  Annualized net loan charge-offs to average
   loans.....................................            0.19%            0.53%
  Allowance for loan and lease losses to
   loans at end of period....................            1.35%            1.77%

   Loans are charged against the reserve, when in management's opinion, they are deemed uncollectible, although the Bank continues to aggressively pursue collection. Although management believes that the reserve for loan and lease losses is adequate to absorb losses as they arise, there can be no assurance that the Company will not sustain losses in any given period which could be substantial in relation to the size of the reserve.

Noninterest Income

   A comparison of noninterest income for the nine months ended September 30, 1999 and 1998, indicates a decrease of approximately 16% or $897,000 essentially due to a decrease in gain on loan sales of $787,000 for the first nine months of the year. Title I and equity loans sold in the first nine months of 1999 totaled $10.1 million for gains of $284,000 compared to $29.9 million sold for total gains of $964,000 for the same period last year. The secondary market demand for these loans decelerated in the last half of 1998 and the first half of 1999, and consequently the Company's sales volume has declined. Premiums paid for SBA loans have declined from last year as 1999 SBA loan sales of $6.1 million resulted in gains of $272,000 compared to $5.2 million sold for gains of $381,000 in the first nine months of 1998. Management's decision on whether or not to sell SBA loans depends upon, among other factors, loan demand, premium levels and prepayment risk. The Company sold $3.7 million in SBA loans during the third quarter of 1999 for gains of $220,000. While the exact amount of SBA loans expected to be sold during the last quarter of 1999 is not known at this time, Management estimates approximately the same volume of SBA sales as in the third quarter. Loan servicing income decreased $140,000 to $314,000 for the first nine months of 1999, from $454,000 for the same 1998 period. Serviced loans during this time decreased $19.3 million to $54.6 million in 1999 from $73.9 million in 1998 due to increased refinancing activity prompted by the decline in interest rates during the last half of 1998. Third quarter noninterest income decreased 3% or $45,000 in 1999 compared to 1998 primarily due to decreases in loan servicing fees and service charges on deposits of $61,000 and $43,000, respectively, partially offset by an increase of $40,000 in gains on loan sales.

Noninterest Expense

   Noninterest expense for the nine months ended September 30, 1999 increased 16% or $2.0 million compared to the corresponding 1998 period. This category consists of salaries and employee benefits which increased $795,000 to $8.1 million, occupancy expense which increased $458,000 to $3.0 million, telephone expense which increased $204,000 to $567,000, the cost of retaining professional services which increased $$300,000 to $569,000, and advertising and other public relations which increased $7,000 to $521,000. The cost of maintaining and selling foreclosed properties net of gains on the sale of those properties (OREO expense) increased $192,000 to a net gain of $110,000 in 1999. Included in 1999 noninterest expenses are $520,000 in expenses incurred as a result of the planned merger with Wells Fargo. Approximately $171,000 in noninterest expense during the first nine months of 1999, resulted from testing and remediation costs associated with the Year 2000 issue (See "Impact of Year 2000"). Branch operational losses less recoveries were down $73,000 to $22,000. The Company opened a new full service branch in Vista, California in October of 1999 and has started the construction of a new facility for its Murrieta branch which is scheduled to move in the first quarter of 1999. Third quarter noninterest expense increased 36% or $1.4 million in 1999 compared to 1998 due to salaries and employee benefits which increased $479,000 to $2.9 million, occupancy expense which increased $164,000 to $1.0 million, OREO expense which increased $251,000 to a net gain of $38,000 and professional services expense which increased $367,000 to $380,000.

Impact of Year 2000

   Noninterest expense includes the cost of projects to ensure accurate date recognition and data processing with respect to the century date change (commonly referred to as "Y2K"). The Y2K issue confronting the Company, its suppliers, customers, customer's suppliers and competitors centers on the potential inability of computer systems to recognize the year 2000. Some computer systems in use today were designed and developed when computer memory was limited and expensive on early mainframes. As a consequence many programs used only two digits for the year in the date field to conserve memory. As a result, these computer applications could fail completely or create erroneous results by the year 2000 unless corrective measures are taken. To the extent that the problem is not successfully addressed, consequences, the extent of which are unknown, could impact the Company's business, operations, customers and vendors.

   In accordance with its Year 2000 Project Plan, the Company completed all required testing by September 30, 1999. As of March 31, 1999, the Company had identified critical systems and processes and had completed the testing, validation and remediation of substantially all its critical systems. The Company is also assessing the potential impact of this problem on its suppliers. Vendors upon whom there is significant reliance have been identified and inquiries made regarding their year 2000 readiness plans and status. Appropriate measures to minimize risk will be undertaken with those that appear to pose a significant risk. Replacements may be effected where necessary. However, where no viable alternative for some suppliers, such as power distribution and local telephone companies exist contingency plans are being formulated. As with all financial institutions, a high degree of reliance is placed on the systems of other institutions, including government agencies, to settle transactions. Principal settlement methods associated with major payment systems will be tested as part of their integration with the Company's processing system.

   The Company is also assessing the potential impact of this problem on its customers. Borrowers, funding sources and large depositors with a significant financial relationship with the Company are being reviewed to assess their Y2K readiness preparation and the risk potential to the Company. Borrowing relationships with credit commitments of $750,000 or more are assigned one of three risk levels based on their level of preparation: low, medium or high. Borrowers in the high risk category will be reassessed quarterly, while borrowers in the medium risk category will be reassessed semiannually. The risk mitigation plan has been incorporated into the normal credit review process. To mitigate the potential loss of large deposits, the Company has reviewed and increased its secondary sources of liquidity.

   The Company has developed business resumption contingency plans specific to the year 2000 that address the actions that would be taken if critical business functions cannot be carried out in the normal manner upon entering the next century due to system or supplier failure. These plans include but are not limited to manual processing of information for critical information technology systems and having increased cash on hand.

   The related costs of the Year 2000 Project are expensed as incurred and primarily included in professional services, equipment repairs (a component of occupancy expense) and salary expense. Y2K expenses incurred to date through the end of the first nine months of 1999 approximate $346,000 ($171,000 in the first nine months of 1999) and the total cost of the project is estimated to be approximately $360,000. The Company does not believe that the costs of addressing this problem will have a material effect on the results of its operations.

                              FINANCIAL CONDITION

   Total assets of the Company increased $2.9 million or 1% to $340.3 million at September 30, 1999, from $337.4 million at December 31, 1998. During the same period loans increased 10%, Fed funds sold and investments in total decreased 36%, deposits decreased almost 1% and stockholder's equity increased 13%. Gross loans and leases, the Company's primary use of funds, increased $23.7 million to $261.4 million and 77% of total assets compared to $237.7 million and 70% of year end total assets. Encouraged by the expansion of the local real estate markets, loan growth was centered in commercial and commercial real estate loans which increased approximately 13% or $16.6 million and 30% or $15.3 million, respectively. Refinancing activity generated approximately $8.0 million in commercial real estate loans and is not expected to continue at this level in the last quarter of the year. SBA loans accounted for $12.7 million of the commercial loan growth. These increases were partially offset by consumer loans which decreased 13% or $4.3 million and real estate construction loans which decreased 14% or $2.7 million. The Company continues to experience poor demand for consumer financing primarily due to increased competition from non-bank lenders as well as other financial institutions in its market area. The largest change in the loan portfolio mix was in commercial real estate loans which increased to 26% from 22% and consumer loans which decreased to 11% from 14% of total loans. The investment portfolio decreased $7.8 million or 18% to $36.0 in 1999 from $43.8 million at the end of 1998 primarily due to the maturity of short term government agencies.

Table Five--Loan Distribution
(Dollars in thousands)

   The following table sets forth the amount of total loans outstanding in each category and the percentage of total loans of each category at the dates indicated.

                                               September 30,     December 31,
                                                    1999             1998
                                              ---------------- ----------------
                                              Balance  Percent Balance  Percent
                                              -------- ------- -------- -------
Commercial loans............................. $144,852    55%  $128,298    54%
Commercial real estate loans.................   66,854    26     51,520    22
Consumer loans...............................   29,872    11     34,171    14
Real estate construction loans...............   17,167     7     19,881     8
All other loans..............................    2,672     1      3,832     2
                                              --------   ---   --------   ---
    Total gross loans........................  261,417   100    237,702   100
                                                         ---              ---
Less: Allowance for loan and lease losses....    3,535            3,592
                                              --------         --------
    Total net loans.......................... $257,882         $234,110
                                              ========         ========

   Total deposits at September 30, 1999 increased $1.9 million or 1% to $301.2 million from $303.1 million at December 31, 1998. As shown in Table Six, the growth in deposits was predominately in noninterest-bearing accounts which increased $4.3 million or 4%. Within the interest-bearing deposit category, interest-bearing demand (NOW) accounts grew approximately 3% or $1.4 million to $44.3 million, savings accounts (including money market accounts) increased 16% or $12.7 million to $92.3 million and time deposits decreased 25% or $20.3 million to $59.8 million. The decrease in time deposits is a result of Management's efforts to reduce interest expense by lowering the rates paid on time deposits. The most notable shift in deposit mix was in savings accounts which increased to 30% of total deposits during the first half of 1999 from 26% at year end and in total time deposits which decreased to 20% from 27%.

Table Six--Deposit Distribution
(Dollars in thousands)

   The following table sets forth the amount of total deposits outstanding in each category and the percentage of total deposits of each category at the dates indicated.

                                                September 30,     December 31,
                                                     1999             1998
                                               ---------------- ----------------
                                               Balance  Percent Balance  Percent
                                               -------- ------- -------- -------
Noninterest-bearing demand deposits........... $104,801    35%  $100,465    33%
Interest-bearing demand deposits..............   44,269    15     42,824    14
Savings deposits..............................   92,339    30     79,684    26
Time deposits of $100,000 or more.............   14,977     5     20,867     7
Other time deposits...........................   44,798    15     59,219    20
                                               --------   ---   --------   ---
  Total deposits.............................. $301,184   100   $303,059   100
                                               ========   ===   ========   ===

Nonperforming Assets

Table Seven--Nonperforming Assets
(Dollars in thousands)

   The following table provides information with respect to the components of the Company's nonperforming assets at September 30, 1999 and December 31, 1998.

                                                    September 30, December 31,
                                                        1999          1998
                                                    ------------- ------------
Nonaccrual loans:
Residential real estate............................        56           130
Commercial.........................................     4,133           387
Installment and consumer...........................       446           271
                                                       ------        ------
  Total nonperforming loans........................     4,635           788
                                                       ======        ======
Other real estate owned............................        94           374
  Total nonperforming assets.......................    $4,729        $1,162
                                                       ======        ======
Nonperforming loans to total gross loans...........      1.77%         0.33%
                                                       ======        ======
Nonperforming assets to total gross loans plus
 other real estate owned...........................      1.81%         0.49%
                                                       ======        ======

   Nonperforming assets increased $3.6 million in the first nine months of 1999 due to an increase of $3.9 million in nonaccrual loans of which $3.2 million was attributable to three borrowers. Management does not expect any significant losses due to these borrowings which are well collateralized and partially guaranteed by the SBA. Other real estate owned decreased $280,000 to $94,000 during the first nine months of 1999 from $374,000 due to the sale of three properties that totaled $306,000 and the addition of one property for $26,000.

   The Company considers a loan to be nonperforming when any one of the following events occurs: (a) any installment of principal or interest is 90 days past due; (b) the full timely collection of interest or principal becomes uncertain; (c) the loan is classified as "doubtful" by bank examiners; or (d) a portion of its principal balance has been charged-off. The Company's policy is to classify loans which are 90 days past due as nonaccrual loans unless Management determines that the loan is adequately collateralized and in the process of collection or other circumstances exist which would justify the treatment of the loan as fully collectible.

                    LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

   The liquidity of a banking institution reflects its ability to provide funds to meet customer credit needs, to accommodate possible outflows in deposits, to provide funds for day-to-day operations, and to take advantage of interest rate market opportunities. Asset liquidity is provided by cash, certificates of deposit with other financial institutions, Federal funds sold, investment maturities and sales and loan maturities, repayments and sales. Liquid assets (consisting of cash, Federal funds sold and investment securities) comprised 20% and 26% of the Company's total assets at September 30, 1999 and December 31, 1998, respectively. Liquidity management also includes the management of unfunded commitments to make loans and undisbursed amounts under lines of credit. At September 30, 1999, these commitments totaled $50.0 million in commercial loans, $1.9 million in letters of credit, $21.5 million in real estate construction loans, and $12.6 million in consumer loans.

   In addition to loan and investment sales and deposit growth, the Bank has several secondary sources of liquidity. Many of the Bank's real estate construction loans are originated pursuant to underwriting standards which make them readily marketable to other financial institutions or investors in the secondary market. In addition, in order to meet liquidity needs on a temporary basis, the Bank has unsecured lines of credit in the amount of $25 million for the purchase of Federal funds with other financial institutions, and may borrow funds from the Federal Home Loan Bank and at the Federal Reserve discount window subject to the Bank's ability to supply collateral.

   Asset/Liability Management involves minimizing the impact of interest rate changes on the Company's earnings through the management of the amount, composition and repricing periods of rate sensitive assets and rate sensitive liabilities. Emphasis is placed on maintaining a rate sensitivity position within the Company's policy guidelines to avoid wide swings in spreads and to minimize risk due to changes in interest rates. At September 30, 1999 approximately 56% of the Company's interest earning assets have interest rates which are tied to the Bank's base lending rate or mature in one year or less. In order to match the rate sensitivity of its assets, the Company's policy is to offer a large number of variable rate deposit products and limit the level of large dollar time deposits with maturities of one year or longer. In addition to managing its asset/liability position, the Company has taken steps to mitigate the impact of changing interest rates by generating non-interest income through service charges, offering products which are not interest rate sensitive, such as escrow services and insurance products, and through the servicing of mortgage loans.

                               CAPITAL RESOURCES

   Stockholders' equity increased 13% to $33.8 million at September 30, 1999 from $30.0 million at December 31, 1998. The increase in equity consists of net income of $3.1 million, $770,000 from the exercise of stock options, partly offset by a decrease in net unrealized gain (loss) on available for sale securities of $125,000. The following table provides information with respect to the Company's and the Bank's regulatory capital ratios and regulatory minimum requirements:

Table Eight--Capital Ratios

                                                                        Minimum
                                             September 30, December 31, Required
                                                 1999          1998      Ratios
                                             ------------- ------------ --------
North County Bancorp
  Risk-based capital
    Tier 1..................................    12.05%        11.68%     4.00%
    Total...................................    13.30%        12.93%     8.00%
  Tier 1 leverage capital...................     9.70%         8.80%     4.00%
North County Bank
  Risk-based capital
    Tier 1..................................    11.72%        11.58%     4.00%
    Total...................................    12.97%        12.83%     8.00%
  Tier 1 leverage capital...................     9.45%         8.72%     4.00%

   Management anticipates capital expenditures of approximately $1.2 million primarily related to construction of a new facility for its existing Murrieta branch scheduled to open early in 2000, and the opening of a full service branch office located at Palomar Airport Road and Business Park Drive in the City of Vista, California. This office opened in October of 1999.

Item 2. Quantitative and Qualitative Disclosure of Market Risk

   There have been no material changes in market risk exposures that affect the quantitative and qualitative disclosures presented as part of the Company's Annual Report on Form 10K for the year ended December 31, 1998.

Part II--Other Information

   All items of Part II other than Item 6 below are either inapplicable or would be responded to in the negative.

Item 6. Exhibits and Reports on Form 8-K

   (a) Exhibits

 Exhibit
 Number  Description
 ------- -----------
  2.1    Agreement and Plan of Merger, dated as of September 29, 1999 between
          North County Bancorp and Wells Fargo & Company (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K
          as filed with the Commission on October 7, 1999)
  3.1    Certificate of Amendment of Articles of Incorporation filed March 19,
          1997
 27.1    Financial Data Schedule

   (b) Reports on Form 8-K

   On October 7, 1999, the Company filed a Current Report on Form 8-K announcing, under item 5, the execution of an Agreement and Plan of Merger between North County Bancorp and Wells Fargo & Company.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

 NORTH COUNTY BANCORP
 (Registrant)

/s/ Michael J. Gilligan                Date: November 10, 1999
--------------------------------------
 Michael J. Gilligan
 Vice President & Chief Financial
 Officer

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes indemnification of directors and officers of a Delaware corporation under certain circumstances against expenses, judgments and the like in connection with an action, suit or proceeding. Article Fourteenth of the Registrant's Restated Certificate of Incorporation provides for broad indemnification of directors and officers.

Item 21. Exhibits and Financial Statement Schedules.

    (a) Exhibits. See Exhibit Index.

    (b) Financial Statement Schedules. Not Applicable.

    (c) Report, Opinion or Appraisal. See Exhibits 5.1 and 8.1

Item 22. Undertakings.

     (a)  The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a posteffective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S)230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such posteffective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a posteffective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on December 8, 1999.

                                          WELLS FARGO & COMPANY

                                                 /s/ Richard M. Kovacevich
                                          By: _________________________________
                                                   Richard M. Kovacevich
                                               President and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on December 8, 1999 by the following persons in the capacities indicated:


         /s/ Richard M. Kovacevich
 __________________________________________ President and Chief Executive Officer
           Richard M. Kovacevich             (Principal Executive Officer)

           /s/ Rodney L. Jacobs
 __________________________________________ Vice Chairman and Chief Financial Officer
              Rodney L. Jacobs               (Principal Financial Officer)

             /s/ Les L. Quock
 __________________________________________ Senior Vice President and Controller
                Les L. Quock                 (Principal Accounting Officer)


LES S. BILLER           )      RICHARD D. McCORMICK    )
J.A. BLANCHARD III      )      CYNTHIA H. MILLIGAN     )
MICHAEL R. BOWLIN       )      PHILIP J. QUIGLEY       )
EDWARD M. CARSON        )      DONALD B. RICE          )
DAVID A. CHRISTENSEN    )      IAN M. ROLLAND          )
WILLIAM S. DAVILA       )      JUDITH M. RUNSTAD       )       A majority of
SUSAN E. ENGEL          )      SUSAN G. SWENSON        )       the Board of
PAUL HAZEN              )      DANIEL M. TELLEP        )       Directors*
WILLIAM A. HODDER       )      CHANG-LIN TIEN          )
RODNEY L. JACOBS        )      MICHAEL W. WRIGHT       )
REATHA CLARK KING       )      JOHN A. YOUNG           )
RICHARD M. KOVACEVICH   )

--------
* Richard M. Kovacevich, by signing his name hereto, does hereby sign this document on behalf of each of the directors named above pursuant to powers of attorney duly executed by such persons.

                                                 /s/ Richard M. Kovacevich
                                          _____________________________________
                                                   Richard M. Kovacevich
                                                     Attorney-in-Fact

                               INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
  2.1    Agreement and Plan of Reorganization, dated as of September 28, 1999, and as amended as of November 29, 1999, by and between North County
         Bancorp and Wells Fargo & Company, included as Appendix A to the accompanying proxy statement-prospectus.
  3.1    Restated Certificate of Incorporation, incorporated by reference to
         Exhibit 3(b) to the Registrant's Current Report on Form 8-K dated June
         28, 1993. Certificates of Amendment of Certificate of Incorporation,
         incorporated by reference to Exhibit 3 to the Registrant's Current
         Report on Form 8-K dated July 3, 1995 (authorizing preference stock), and Exhibits 3(b) and 3(c) to the Registrant's Quarterly Report on
         Form 10-Q for the quarter ended September 30, 1998 (changing the
         Registrant's name and increasing authorized common and preferred stock, respectively).
  3.2    Certificate of Designations for the Registrant's ESOP Cumulative
         Convertible Preferred Stock, incorporated by reference to Exhibit 4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended
         March 31, 1994.
  3.3    Certificate of Designations for the Registrant's Cumulative Tracking
         Preferred Stock, incorporated by reference to Exhibit 3 to the
         Registrant's Current Report on Form 8-K dated January 9, 1995.
  3.4    Certificate of Designations for the Registrant's 1995 ESOP Cumulative
         Convertible Preferred Stock, incorporated by reference to Exhibit 4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended
         March 31, 1995.
  3.5    Certificate Eliminating the Certificate of Designations for the
         Registrant's Cumulative Convertible Preferred Stock, Series B,
         incorporated by reference to Exhibit 3(a) to the Registrant's Current
         Report on Form 8-K dated November 1, 1995.
  3.6    Certificate Eliminating the Certificate of Designations for the
         Registrant's 10.24% Cumulative Preferred Stock, incorporated by reference to Exhibit 3 to the Registrant's Current Report on Form 8-K
         dated February 20, 1996.
  3.7    Certificate of Designations for the Registrant's 1996 ESOP Cumulative
         Convertible Preferred Stock, incorporated by reference to Exhibit 3 to the Registrant's Current Report on Form 8-K dated February 26, 1996.
  3.8    Certificate of Designations for the Registrant's 1997 ESOP Cumulative
         Convertible Preferred Stock, incorporated by reference to Exhibit 3 to the Registrant's Current Report on Form 8-K dated April 14, 1997.
  3.9    Certificate of Designations for the Registrant's 1998 ESOP Cumulative
         Convertible Preferred Stock, incorporated by reference to Exhibit 3 to the Registrant's Current Report on Form 8-K dated April 20, 1998.
  3.10   Certificate of Designations for the Registrant's Adjustable Cumulative
         Preferred Stock, Series B, incorporated by reference to Exhibit 3(j)
         to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.
  3.11   Certificate of Designations for the Registrant's Fixed/Adjustable Rate
         Noncumulative Preferred Stock, Series H, incorporated by reference to
         Exhibit 3(k) to the Registrant's Quarterly Report on Form 10-Q for the
         quarter ended September 30, 1998
  3.12   Certificate of Designations for the Registrant's Series C Junior
         Participating Preferred Stock, incorporated by reference to Exhibit
         3(l) to the Registrant's Annual Report on Form 10-K for the year ended
         December 31, 1998.

 Exhibit
 Number                                Description
 -------                               -----------
   3.13  Certificate Eliminating the Certificate of Designations for the
         Registrant's Series A Junior Participating Preferred Stock,
         incorporated by reference to Exhibit 3(a) to the Registrant's Current
         Report on Form 8-K dated April 21, 1999.
   3.14  Certificate of Designations for the Registrant's 1999 ESOP Cumulative
         Convertible Preferred Stock, incorporated by reference to Exhibit 3(b)
         to the Registrant's Current Report on Form 8-K dated April 21, 1999.
   3.15  By-Laws, incorporated by reference to Exhibit 3(m) to the Registrant's
         Annual Report on Form 10-K for the year ended December 31, 1998.
   4.1   See Exhibits 3.1 through 3.15.
   4.2   Rights Agreement, dated as of October 21, 1998, between the Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent,
         incorporated by reference to Exhibit 4.1 to the Registrant's
         Registration Statement on Form 8-A dated October 21, 1998.
   5.1   Opinion of Stanley S. Stroup as to the legality of the shares to be issued (including consent).
   8.1   Opinion of PriceWaterhouseCoopers LLP regarding the U.S. federal income tax consequences of the merger (including consent).*
  23.1   Consent of Stanley S. Stroup (included in Exhibit 5.1).
  23.2   Consent of KPMG LLP relating to the audited financial statements of
         Wells Fargo & Company.
  23.3   Consent of PriceWaterhouseCoopers LLP relating to the audited financial statements of North County Bancorp
  23.4   Consent of PriceWaterhouseCoopers LLP regarding its tax opinion
         (included in Exhibit 8.1).
  24.1   Powers of Attorney .
  99.1   Form of proxy for special meeting of shareholders of North County
         Bancorp
  99.2   Consent of Hovde Financial, Inc. relating to North County Bancorp

--------
* To be filed by amendment.